3


Follow-Up
Materials


06012157

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hypo Real Estate ~~Group~~ Holding

*CURRENT ADDRESS

PROCESSED

APR 04 2006

THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34748 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/4/06

Holding
AR/S
12-31-05

Invitation to the Annual General Meeting

We invite our shareholders to attend the
Annual General Meeting, which will be held
on Monday, 8 May 2006, at 10 am
in the ICM International Congress Center Munich,
Am Messesee 6, 81829 Munich.
Admittance from 8 am onwards.

Hypo Real Estate Holding AG, registered office Munich, Germany
Security code number (WKN): 802770
ISIN: DE 000 802 770 7

This is a translation of the invitation and agenda to the Annual General Meeting of Hypo Real Estate Holding AG. Only the German version of this document is legally binding on Hypo Real Estate Holding AG. Every effort has been made to ensure the accuracy of this translation, which is provided to shareholders for informational purposes only. No warranty is made as to the accuracy of this translation and Hypo Real Estate Holding AG assumes no liability with respect thereto.

Agenda

1. Presentation of the adopted financial statements of Hypo Real Estate Holding AG and the approved consolidated financial statements for the period ending 31 December 2005, the financial reviews for Hypo Real Estate Holding AG and for the Group as well as the reports of the Supervisory Board and the Management Board for the financial year 2005

From the moment at which the notice of the Annual General Meeting is published, the above-mentioned documents are available for inspection by shareholders in the offices of
Hypo Real Estate Holding AG
Unsöldstraße 2, 80538 Munich, Germany
and on the Internet at
www.hyporealestate.com.

Upon request, a copy of these documents will also be sent to shareholders free of charge.

2. Adoption of a resolution concerning the appropriation of cumulative profits

The Supervisory Board and Management Board propose that the cumulative profits in 2005 of € 248,253,263.99 will be appropriated as follows:

Payment of a dividend of € 1.00 per no-par-value share for 134,072,175 no-par-value shares	€ 134,072,175.00
Earnings to be retained	€ 113,500,000.00
Earnings to be carried forward to the new account	€ 681,088.99
Total of cumulative profits	€ 248,253,263.99

3. Adoption of a resolution concerning the approval of the actions of members of the Management Board for the financial year 2005

The Supervisory Board and the Management Board propose that the actions be approved.

4. Adoption of a resolution concerning the approval of the actions of members of the Supervisory Board for the financial year 2005

The Supervisory Board and the Management Board propose that the actions be approved.

5. Adoption of a resolution concerning the annulment of existing authorised capital stock, creation of new authorised capital stock and amendment to the Articles of Association

The General Meeting on 4 June 2004 created authorised capital stock enabling the Company to procure equity capital resources at short notice and not depending on the annual cycle of general meetings. It is intended to continue this flexible means of equity procurement under the proposed revision of the authorised capital stock resolution. Furthermore, the resolution is to allow the issue of new shares to members of the Management Board and employees of the Hypo Real Estate Holding AG ("Company") and to members of the management boards or boards of directors and employees of affiliated companies under a stock compensation programme (for details, see the report of the Management Board).

The Supervisory Board and Management Board propose that the following resolutions be adopted:

a) The Management Board shall be authorised to increase the share capital of the Company by 7 May 2011, either once or several times and subject to the consent of the Supervisory Board, up to a total of € 201,108,261.00 by issuing up to 67,036,087 new no-par-value bearer shares against contributions in cash or in kind. Shareholders shall be granted pre-emptive rights.

If shares are issued against contributions in kind, the Management Board shall be authorised to exclude the shareholders' pre-emptive rights subject to the approval of the Supervisory Board.

In the case of capital increases in return for cash contributions, the Management Board shall be authorised, to exclude the shareholders' pre-emptive rights subject to the approval of the Supervisory Board, if the issue price is not significantly lower than market price. However, this authorisation is only applicable subject to the proviso that the shares issued with pre-emptive rights excluded in accordance with § 186 Para. 3 Sent. 4 German Stock Corporation Act (Aktiengesetz, AktG) do not exceed 10 % of the nominal capital, and only to the extent that, with the exclusion of shareholders' pre-emptive rights in accordance with § 186 Para. 3 Sent. 4 AktG, no use has been made of the authorisation to issue bonds given by the General Meeting of 4 June 2004 in accordance with item 6 of the agenda.

The Management Board shall be authorised to exclude the shareholders' pre-emptive rights, subject to the consent of the Supervisory Board, in order to issue up to 700,000 new shares per annum to members of the Management Board and employees of the Company and to members of the management boards or boards of directors and employees of affiliated companies.

In addition, the Management Board shall be authorised, subject in each case to the approval of the Supervisory Board, to exclude shareholders' pre-emptive rights with respect to fractional amounts and to exclude the pre-emptive rights of the shareholders to the extent necessary to grant pre-emptive rights for new shares to the holders of conversion or option rights issued by the Company at the point at which the authorised capital is used in connection with the issue of bonds to such an extent as such holders would be entitled to after having exercised their conversion or option rights.

The Management Board shall be authorised, subject to the approval of the Supervisory Board, to define the additional stock corporation law conditions for the issue of the shares. If new shares are issued, a profit participation entitlement which differs from that specified in § 60 Para. 2 Sent. 3 AktG may be defined for these new shares. Shares, issued to members of the management Board and employees of the Company and to members of the management boards or boards of directors and employees of its affiliated companies, carry the same profit participation right as the existing shares.

b) § 3 Para. 2 of the Articles of Association shall be reformulated as follows:
"The Management Board is authorised to increase the share capital of the Company by 7 May 2011, either once or several times and subject to the consent of the Supervisory Board, up to a total of € 201,108,261.00 by issuing up to 67,036,087 new no-par-value bearer shares certificates against contributions in cash or in kind. Shareholders are granted pre-emptive rights.

If shares are issued against contributions in kind, the Management Board is authorised to exclude the shareholders' pre-emptive rights subject to the approval of the Supervisory Board.

In the case of capital increases in return for cash contributions, the Management Board is authorised, to exclude the shareholders' pre-emptive rights subject to the approval of the Supervisory Board, if the issue price is not significantly lower than market price. However, this authorisation is only applicable subject to the proviso that the shares issued with pre-emptive rights excluded in accordance with § 186 Para. 3 Sent. 4 AktG do not exceed 10 % of the nominal capital, and only to the extent that, with the exclusion of shareholders' pre-emptive rights in accordance with § 186 Para. 3 Sent. 4 AktG, no use has been made of the authorisation to issue bonds given by the General Meeting of 4 June 2004 in accordance with item 6 of the agenda.

The Management Board is authorised to exclude the shareholders' pre-emptive rights, subject to the consent of the Supervisory Board, in order to issue up to 700,000 new shares per annum to members of the Management Board and employees of the Company and to members of the management boards or boards of directors and employees of affiliated companies.

In addition, the Management Board is authorised, subject in each case to the approval of the Supervisory Board, to exclude the shareholders' pre-emptive rights with respect to fractional amounts and to exclude the shareholders' pre-emptive rights to the extent necessary to grant pre-emptive rights for new shares to the holders of conversion or option rights issued by the Company at the point at which the authorised capital is used in connection with the issue of bonds to such an extent as such holders would be entitled to after having exercised their conversion and option rights.

The Management Board is authorised, subject to the approval of the Supervisory Board, to define the additional stock corporation law conditions for the issue of the shares. If new shares are issued, a profit participation entitlement which differs from that specified in § 60 Para. 2 Sent. 3 AktG may be defined for these new shares. Shares, issued to members of the Management Board and employees of the Company and to members of the management boards or boards of directors and

employees of its affiliated companies, carry the same profit participation right as the existing shares."

The current wording of § 3 Para. 2 of the Articles of Association is:

„The Management Board is authorised, subject to the approval of the Supervisory Board, to increase the company's nominal capital on one or more occasions until 3 June 2009 by up to a total of € 201,108,261.00 by way of issuing new shares against contributions in cash or in kind.

If shares are issued against contributions in kind, the Management Board is authorised to exclude the subscription right of the shareholders subject to the approval of the Supervisory Board. If the share capital is increased in return for cash contributions, a subscription right must be granted to the shareholders. However, the Management Board is authorised, in the case of capital increases in return for cash contributions, to exclude the subscription right of the shareholders subject to the approval of the Supervisory Board if the issue price is not significantly lower than the market price. However, this authorisation is only applicable subject to the proviso that the shares issued with subscription rights excluded in accordance with § 186 Para. 3 Sent. 4 AktG do not exceed 10 % of the nominal capital, and only to the extent that, with the exclusion of shareholders' subscription rights in accordance with § 186 Para. 3 Sent. 4 AktG, no use has been made of the authorisation to issue partial debenture bonds proposed to the General Meeting of 4 June 2004 in accordance with item 6 of the agenda. In addition, the Management Board is authorised, subject in each case to the approval of the Supervisory Board, to exclude subscription rights of the shareholders with respect to fractional amounts and to exclude the subscription rights of the shareholders to the extent necessary to grant subscription rights for new shares to the holders of conversion or option rights issued by the company at the point at which the authorised capital is used in connection with the issue of partial debenture bonds to such an extent as such holders would be entitled to after having exercised their conversion and option

rights. The Management Board is authorised, subject to the approval of the Supervisory Board, to define the additional stock corporation law conditions for the issue of the shares. If new shares are issued, a profit participation entitlement which differs from that specified in § 60 Para. 2 Sent. 3 AktG may be defined for these new shares."

c) The existing authorisation valid until 3 June 2009 to increase the share capital of the Company by up to € 201,108,261.00 (acc. to § 3 Para. 2 of the Articles of Association) will be cancelled upon entering into force of the new provision on authorised capital stock as outlined in a) and b) of this item on the agenda.

The Management Board is instructed to file the resolution on the cancellation of the authorised capital stock valid by 3 June 2009 for registration in the Commercial Register in such a way that this cancellation shall only be registered when the new authorised capital stock according to a) and b) of this item on the agenda is registered at the same time.

6. Adoption of a resolution concerning the authorisation to acquire and dispose of treasury shares according to § 71 Para. 1 No. 8 AktG

At our last Annual General Meeting on 20 May 2005, Hypo Real Estate Holding AG became authorised to acquire its own shares in accordance with the requirements established in the resolution. As yet, such right, which expires on 20 November 2006, has not been exercised.

The Supervisory Board and Management Board propose that the following resolution be adopted:

a) The Company shall be authorised to acquire own shares (treasury shares) for purposes other than trading securities provided that these shares do not account for more than 10 % of the Company's capital stock. The acquisition may be effected on the stock exchange or by way of a public purchase offer to all shareholders.

In case of an acquisition effected on the stock exchange the purchase price per share (exclusive of any ancillary costs) may not exceed or fall below the average market price of the share on the Frankfurt Stock Exchange in the closing auctions in the XETRA trading system (or a comparable successor system) of the three stock exchange trading days preceding the acquisition by more than 10 %.

In case of an acquisition by way of a public offer the offer price per share (exclusive of any ancillary costs) may not exceed or fall below the average market price of the share on the Frankfurt Stock Exchange in the closing auctions in the XETRA trading system (or a comparable successor system) of the three stock exchange trading days preceding the publication of the offer by more than 20 %. If the volume of tendered shares exceeds the volume of the offer, the tenders are accepted according to a certain ratio. Small lots of up to 100 tendered shares per shareholder may be accepted on a preferential basis.

The authorisation may be implemented by the Company, but also by third parties for the Company's account, once or several times, wholly or in part and for one or more purposes.

The treasury shares acquired under this authorisation and any other treasury shares previously acquired and still in possession of the Company or attributed to it according to § 71 a et seq. AktG may not exceed 10% of the capital stock of the Company.

b) Subject to the consent of the Supervisory Board the treasury shares acquired under this authorisation may be sold in a way other than on the stock exchange or by way of public offer to all shareholders, if the acquired treasury shares are sold at a price not falling materially below the market price of Company shares of the same kind at the time of the sale. In this case the number of shares to be sold, including as the case may be shares newly issued under the authorisation to increase the Company's shares capital subject to an exclusion of pre-emptive rights in accordance with § 186 Para. 3 Sent. 4 AktG or including as the case may be options or conversion rights for shares issued as part of bonds with options, conversion rights or conversion obligations in return for cash contributions subject to an exclusion of pre-emptive rights in accordance with § 186 Para. 3 Sent. 4 AktG, may not exceed the threshold of 10% of the capital stock. In that respect the pre-emptive rights of shareholders for these treasury shares are excluded.

c) Subject to the consent of the Supervisory Board the Management Board is also authorised to sell the acquired treasury shares in a way other than on the stock exchange or by way of public offer to all shareholders for the purpose of acquiring other companies, business parts of other companies, stakes in other companies, or other assets. In that respect the pre-emptive rights of shareholders for these treasury shares are excluded.

d) Additionally, subject to the consent of the Supervisory Board the Management Board is authorised to use the acquired treasury shares to fulfil options, conversion rights or conversion obligations resulting from the Company's or any of its direct or indirect subsidiaries' issue of convertible bonds, bonds with warrants, income bonds, or profit-participating certificates, each with options or conversion rights. In that respect the pre-emptive rights of shareholders for these treasury shares are excluded.

The aforementioned authorisations under the letters b) to d) to dispose of the treasury shares in a way other than by sale on the stock exchange may be implemented by the Company or by third parties for the Company's account, wholly or in part, once or several times, each on its own or in a way combining two and more.

e) Subject to the consent of the Supervisory Board the Management Board is also authorised to retire the treasury shares acquired under a) wholly or in part without a further resolution by the General Meeting.

f) The authorisation hereby granted will automatically expire without express provision upon a new authorisation to acquire treasury shares according to § 71 Para. 1 No. 8 AktG coming into force. Irrespective of that provision the authorisation hereby granted will in any case expire on 8 November 2007.

7. Adoption of a resolution concerning the changes to the Articles of Association in order to adapt the compensation of the members of the Supervisory Board

The Supervisory Board and the Management Board propose that the following resolution be adopted:
§ 11 Para. 1 of the Articles of Association is changed as follows:
"In addition to the reimbursement of their expenses and the value added tax applicable with regard to their activity as Supervisory Board members, the members of the Supervisory Board shall receive a fixed compensation payable after each financial year. Such compensation amounts to € 70,000 for the individual member, to € 175,000.00 for the chairman of the Supervisory Board, his deputy shall receive € 105,000.00.

For their activities on the Committee for Nomination and Board Procedures each individual member shall receive € 10,000.00 per annum, and the Chairman of the committee shall receive € 20,000.00 per annum.

For their activities on the Audit Committee each individual member shall receive € 20,000.00 per annum, and the Chairman of the committee shall receive € 40,000.00."

Currently § 11 Para. 1 of the Articles of Association reads as follows:
"In addition to the reimbursement of their expenses and the value added tax applicable with regard to their activity as Supervisory Board members, the members of the Supervisory Board shall receive a fixed compensation of € 60,000.00 per annum for each individual member payable after the end of the financial year.

The Chairman of the Supervisory Board shall receive one and one half times the above compensation, and his deputy shall receive one and one quarter times the above compensation.

For their activities on the committee for matters concerning the Management Board, business development and strategy each individual member shall receive € 6,000.00 per annum, and the Chairman of the committee shall receive € 12,000.00 per annum.

For their activities on the audit committee each individual member shall receive € 10,000.00 per annum and the Chairman of the committee shall receive € 20,000.00."

8. Adoption of a resolution concerning changes to the Articles of Association in order to adapt the articles to § 134 Para. 3 Sent. 1 in conjunction to Sent. 2 AktG

§ 134 Para. 3 AktG allows shareholders to exercise their voting rights in the Annual General Meeting by proxy. The requirement for this is, among others, that there be a written power of representation. This statutory written form can be deviated from if the Articles of Association contain a corresponding regulation.

In order to give shareholders several ways to grant power of representation and therefore an additional means to transfer their right to exercise their vote, the Articles of Association should be amended to allow power of representation to be granted electronically.

The Supervisory Board and the Management Board propose that the following resolution be adopted:
§ 14 Para. 3 is to be included in the Articles of Association:
"Voting rights can be exercised by proxy. Powers of representation can be granted in writing, by fax, or by electronic means to be determined in greater detail by the Company. Details for granting power of representation electronically will be announced when the Annual General Meeting is convened."

9. Election of the auditors for the financial year 2006

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be elected as auditors for the financial statements and the consolidated financial statements for the financial year 2006.

Report of the Management Board to the General Meeting in accordance with § 203 Para. 2 Sent. 2 in conjunction with § 186 Para. 4 Sent. 2 AktG on item 5 of the agenda

The Supervisory Board and Management Board propose to the General Meeting that a new authorised capital stock against contributions in cash and/or contributions in kind in the nominal amount of € 201,108,261.00 be created. An option to issue the new shares to members of the management boards and employees in key positions of the Company and its affiliates has been included in the new authorised capital stock. The Management Board shall be authorised to exclude the shareholders' pre-emptive rights in this case.

A. Authorisations to be continued through a new authorisation:
The previous uses of authorised capital stock shall be continued so that the Company can use this necessary means of short-term procurement of equity capital in the future.

The Management Board shall be entitled to exclude the shareholders' pre-emptive rights for capital increases against contributions in kind. This enables the Management Board to use shares of the Company in conjunction with the acquisition of companies, participations in companies, or other economic assets in suitable cases as acquisition currency. Negotiations may require that not cash but shares be provided as consideration. The option to offer shares of the Company as consideration creates an advantage when competing for interesting acquisition objects and provides the flexibility

required to make use of opportunities to acquire companies, participations in companies, and other economic assets with little or no drain on liquidity. Granting shares as consideration may also be useful under the aspect of an optimum financial structure. The Company and its shareholders do not suffer any prejudice as the issue of shares against consideration in kind requires that the value of such consideration in kind is adequately proportional to the value of the shares. Furthermore, it should be possible to exclude pre-emptive rights in order to settle conversion or option rights that arose out of bonds and for which the subscribers did not deposit cash but consideration in kind from the authorised capital stock. This enables the Company to use bonds with conversion or option rights as acquisition currency in conjunction with the acquisition of companies, participations in companies, and other economic assets and it also improves our chances when competing for interesting acquisition targets.

If the Company takes advantage of an authorised capital increase against cash contributions, shareholders generally have pre-emptive rights. However, subject to the approval of the Supervisory Board, it should be possible to exclude these pre-emptive rights if the new shares in accordance with § 186 Para. 3 Sent. 4 AktG are issued at an issue price which is not significantly lower than the market price. This authorisation enables the Company to take advantage of market opportunities in a quick and flexible manner and to meet capital needs at very short notice when necessary. By excluding pre-emptive rights the Company is given the ability to quickly respond and to place shares at a price close to the market price, in other words without the discount usually necessary in connection with share issues observing pre-emptive rights. As a result, the Company is able to benefit from higher proceeds. In addition, such issues enable the Company to target new shareholder groups. When utilizing this authorisation, the Management Board will in accordance with the legal requirements minimize the discount in line with the market conditions prevailing at the time of placement. The number of shares issued without pre-emptive rights in accordance with § 186 Para. 3 Sent. 4 AktG

must in total not exceed 10% of the Company's share capital, neither at the time of this authorisation becoming effective nor at the time of its exercise. Shares which have been issued or which are to be issued for servicing bonds with conversion or option rights or conversion obligations pursuant to item 6 of the agenda of the shareholders' meeting on 4 June 2004 will count towards this limitation if the bonds have been issued during the period of this authorisation without pre-emptive rights as a result of § 186 Para. 3 Sent. 4 AktG being applied correspondingly. These requirements ensure compliance with the legal provisions governing the protection of shareholders against dilution. Since the new shares are issued at a price close to the market price and the size of the placement without pre-emptive rights is restricted, each shareholder is, in principle, able to acquire via the market the shares necessary to avoid dilution on substantially similar terms. This ensures that the economic and voting rights of shareholders are adequately protected when shares are issued from the authorised capital under exclusion of pre-emptive rights in accordance with § 186 Para. 3 Sent. 4 AktG, while granting the Company flexibility in the interest of all shareholders.

In addition, subject to the approval of the Supervisory Board, the Management Board shall also be able to exclude fractions from the shareholders' pre-emptive rights. This enables the Company to take advantage of the authorisation in the form of rounded amounts. This arrangement facilitates the technical handling of an issue. The fractional shares excluded from the pre-emptive rights will be sold to the best advantage of the Company.

Furthermore, it shall be possible to exclude shareholders' pre-emptive rights to the extent necessary to enable the Company, in the case of cash capital increases, to also provide the holders of bonds with option rights or convertible bonds being issued in the future with a pre-emptive right in relation to new shares if this is stipulated by the terms and conditions of the relevant bond. In general, such bonds provide for protection against dilution by granting bondholders pre-emptive

rights in subsequent share issues in the same manner as shareholders are entitled to pre-emptive rights instead of a reduction of the option or conversion price. Such holders are thus placed in the same position as if they had already exercised their option or conversion right or a conversion obligation had been fulfilled. Compared to a protection against dilution through reduction of the option or conversion price this has the advantage that the Company is able to achieve a higher issue price for the shares to be issued as a result of the exercise of a conversion or option right.

B. The stock compensation programme:
The Supervisory Board and the Management Board propose to extend the use of the authorised share capital by the option to issue new shares to members of the management boards and selected employees holding leading and key positions in the Company and its affiliates under a stock compensation programme (herein after "SCP"). A maximum of 700,000 shares per annum (or approx. 0.52% of the current share capital of the Company) shall be made available from the authorised capital stock for this purpose.

1. Intention of the SCP
The Supervisory Board and the Management Board consider it important for the Management Board and employees holding leading and key positions in the Company and its affiliated companies to own shares in the Company. This also meets an expectation that shareholders have expressed repeatedly. To date, compensation is to a large extent based on a variable, profit-sharing component ("Bonus"). This means that individual incomes are already heavily linked to the performance of the Company and the market price development of the share. In the future, the variable compensation should no longer be based purely on cash benefits, rather, in part, by promising to grant shares. This should create not only an incentive for lasting value appreciation, meaning a sustained positive share price development, but it also should strengthen the bond to the Group.

The Company and its affiliates have successfully become established in the markets and on the stock exchange in the first three years. This was accompanied by an increase in value of the Company's shares. One result of this development was the admission of the shares of Hypo Real Estate Holding AG to the DAX in December 2005. All employees of the Company and its affiliates have overcome considerable challenges and performed excellently in this phase. To date, despite their extraordinary performance, these achievements have not been compensated with shares. To continue our success with the established business model, it is important that employees holding leading or key positions focus even more on the success of the entire Group. The Supervisory Board and the Management Board would like the participating persons to build up shareholdings over the years to link them closely to the shareholders' interests and allow them to view things from the shareholders' perspective. This will also boost entrepreneurial spirit. The Supervisory Board and the Management Board consider the SCP model stipulating "payment" in shares as the best means of achieving this.

2. Function of the SCP

The SCP is basically a virtual share programme, which is an integral component of the variable, profit-sharing compensation. As before, the Bonus budget is issued and individual Bonuses determined based on the targets and business results achieved. A portion of the bonus will not be paid out in cash; rather it will be converted into virtual shares. The number of virtual shares is calculated by dividing the bonus amount not paid out by the market price of the share of Hypo Real Estate Holding AG at the time when the Bonus is determined.

Subject to further definition, as a rule, performance for virtual shares will be made two years after they have been awarded ("Waiting period") only if the service or employment contract has not been terminated (i) either by the member of the Management Board or the employee or (ii) through the Company, the affiliated company or the Supervisory Board for reasons that the

member of the Management Board or the employee are responsible for. The Company can choose to provide a new share of Hypo Real Estate Holding AG for each virtual share held or to pay compensation in cash. This compensation in cash is calculated based on the number of virtual shares held by the respective participant multiplied by the market price of the Hypo Real Estate Holding AG share at the time that the SCP participant is entitled to receive performance from virtual shares. Exceptions may arise on the basis of special legal and taxation issues in other jurisdictions.

3. SCP participants and other details of the programme
The Supervisory Board and the Management Board are currently planning to include about 10% of the employees of Hypo Real Estate Group holding leading and key positions within the Company or its affiliates in the SCP. The selection of people who qualify is reviewed on an annual basis. The maximum share allotment that can be issued to these participants (without the Management Board of the Company) per annum is 500,000 shares (or approx. 0.37% of the current share capital of the Company). In each case, the responsible body of the Group company in question decides to which employees the SPC will be offered. In addition, this responsible body of the affiliate in question shall define the bonus amount.

The Bonus amount for each member of the Management Board at Hypo Real Estate Holding AG their participation in the SCP, the details of the SCP, and the delivery of shares for these persons is decided exclusively by the Supervisory Board of the Company under its authority to define remuneration. The maximum share allotment that can be issued to members of the Management Board of the Company per annum is 200,000 shares (or approx. 0.15% of the current share capital of the Company).

Further definition of the terms of SCP, in particular with regard to special circumstances affecting SCP participants (e.g. retirement, disease, death) or special events affecting the Company (e.g. restructuring) and the detailed conditions of share issue shall be made by

the Management Board of the Company subject to the consent of the Supervisory Board. All SCP terms regarding participation of members of the Management Board of the Company or management board members/executive managers of affiliates are subject to the decision-making authority of the relevant bodies.

4. Background for the structure of the SCP and alternatives considered

The Supervisory Board and the Management Board have carefully studied other models of employee participation for selected employees in leading and key positions within the Company and its affiliates and, having weighed up the interests of the Company and its shareholders, are convinced that the proposed model of a stock compensation programme is the best option.

We consciously avoided linking the share issue to meeting other targets in the Waiting Period when outlining the SCP. Achieving these targets in the respective previous financial year is already taken into account when defining the annual Bonus under the SPC. This decision is made, as stated above, by the responsible body of the respective affiliate and exclusively by the Supervisory Board of the Company for the members of the Management Board. Essentially, the Supervisory Board and the Management Board wish to keep the tried and tested system of variable remuneration in the form of a Bonus, as this is the best way to evaluate the individual performance in proportion to the overall performance of the Group. Thus, only the form of payment changes within this system in which the Company is given an option to pay a portion of the Bonus granted in the form of shares of the Company. Whatever form the payout of retained Bonuses may take, the SCP participants' claims will only become due after the expiry of a 2-year Waiting Period. This will spare the Company's liquidity not only when providing shares but also when paying compensation in cash. The SCP participants do not just benefit from any increase in the market price of the shares of Hypo Real Estate Holding AG but also carry the full price risk for the duration of the 2-year Waiting Period. Unlike traditional share option programmes, the SCP

participants remain motivated even if the market price drops, as they will receive the respective number of shares or their value in cash regardless of the development of the market price.

Furthermore, the SCP contains a loyalty component. Notwithstanding any special cases requiring individual settlement, the claims of the participants expire if they leave the Company during the 2-year Waiting Period self-initiated. The overwhelming majority of employees of the Company and its affiliates that may be eligible for participating are highly qualified and experienced. They constitute a small group of experts in high demand and are very important for the Group to keep. Moreover, the Supervisory Board and the Management Board consider the annual Bonus as remuneration for contributing to the sustained success of Hypo Real Estate Group, which can only be achieved if such work in the service of the Group has a certain element of consistency.

The SCP can only be introduced and meet the objectives described above if the Company is allowed to issue new shares to members of the Management Board and selected employees in leading and key positions within the Company and its affiliates. The shareholders' pre-emptive rights have to be excluded for this purpose.

Report of the Management Board to the Annual General Meeting according to § 71 Para. 1 No. 8 Sent. 5 in conjunction with § 186 Para. 4 Sent. 2 AktG with regard to item 6 of the agenda

A similar decision was made already at the last General Meeting. Only the period has to be redetermined, in which the Company is authorised to acquire its own shares.

The purpose of the proposal submitted to the shareholders is to enable the Company to acquire its own shares in accordance with § 71 Para. 1 No. 8 AktG up to 10% of the Company's share capital for purposes other than securities trading via the stock exchange or by way of a public offer.

If the shares are acquired via a public offer, every shareholder is able to decide at his own discretion as to whether he wishes to offer shares to the Company, and if so how many. If the supply of shares offered means that an allocation is necessary, the Company is to be able to accept small lots of up to 100 shares on a preferential basis in order to avoid fractions and small remainders when the acceptance ratio is determined and thereby to facilitate technical processing.

Overall, the total volume of treasury shares held by the Company must not exceed 10% of the share capital.

Because it is possible for treasury shares to be resold, they can be used for generating further own funds. The Company's own shares can be resold via the stock exchange or by way of a public offer. The shareholders receive equal treatment with both of these forms of sale.

In addition, subject to the consent of the Supervisory Board the Management Board shall be authorised to sell the treasury shares in a way other than on the stock exchange or by way of public offer to all shareholders as long as the selling price does not fall materially below the market price of the Company shares at the time of the sale and a dilution of the market price is thus avoided. The Management Board will keep a potential

discount from the market price as low as possible. Under no circumstances will it exceed 5 %. This authorisation will allow certain volumes of Company stock to be offered to institutional investors, new classes of investors to be attracted, and favourable situations to be exploited even if the markets are less liquid. Setting a price close to the market price will allow the shares to be sold at a high price and capital to be strengthened to the largest extent possible. The pre-emptive rights of shareholders therefore need to be excluded. This authorisation incidentally safeguards that even in conjunction with the raising of the authorised capital in return for cash contributions and in conjunction with options or conversion rights for shares issued as part of bonds with options, conversion rights or conversion obligations in return for cash contributions, not more than 10 % of the capital stock may be sold or disposed of by way of excluding the shareholders' pre-emptive rights relying, in both cases, on § 186 Para. 3 Sent. 4 AktG.

Furthermore the acquired treasury shares shall allow the Company to acquire other companies, business parts of other companies, stakes in other companies, or other assets, and to pay for them in shares, even if only partly. The Company is thus empowered to seize interesting opportunities in the competitive market for mergers & acquisitions in a fast and flexible manner which also protects liquidity. This also requires the exclusion of pre-emptive rights of shareholders.

Additionally the Company shall be able to acquire treasury shares to fulfil options, conversion rights or conversion obligations resulting from the Company's or any of its subsidiaries' issue of bonds or profit-participating certificates. This may be a cheaper alternative to using conditional capital. This also requires the exclusion of pre-emptive rights of shareholders.

Subject to the consent of the Supervisory Board the treasury shares acquired by the Company may be retired without further resolution by the General Meeting.

The proposed resolution in item 6 of the agenda shall enable the Management Board to seamlessly adjust the Company's capital to business demands and to react in a flexible manner to business opportunities or demands. The shareholders' interests will be safeguarded in all aspects.

Participation in the Annual General Meeting and exercising of voting rights

Only those shareholders are entitled to attend the General Meeting and to exercise their voting rights who register by producing evidence of their share ownership by the end of 28 April 2006 under the address
Hypo Real Estate Holding AG
c/o Bayerische Hypo- und Vereinsbank AG
FMS5HV
80311 Munich, Germany
Fax +49 (0) 89 54 00 25 19
E-Mail hauptversammlungen@hvb.de

The registration must be written either in German or English.

The evidence of share ownership is to be provided by way of a written certification by the custodian bank. The certification must be either in German or English. The certification has to refer to the beginning of the 21st day before the general meeting, which is the 17 April 2006.

Proxy for voting rights

A shareholder's voting right can also be exercised in the Annual General Meeting by a proxy, e.g. a bank or an association of shareholders.

We also offer to our shareholders the option to authorise persons appointed by Hypo Real Estate Holding AG who will vote solely on the basis of the instructions given by the shareholder. This may be done in advance. This service provides those shareholders whose custodian bank does not offer a facility for representing the shareholder at our Annual General Meeting or those shareholders who have ordered an admission ticket and who are subsequently not able to attend the Annual General Meeting with an additional opportunity of having their voting rights exercised at the meeting. Shareholders wishing to authorise our proxies need an admission ticket for this purpose. They are then able to grant power of representation and give instructions in writing on a section of the admission ticket.

In addition, we offer our shareholders the service to issue instructions to the proxies who have been authorised in writing. These instructions may be given in writing but also electronically via Internet, which is specified by the Company. For this purpose as well an admission ticket has to be requested.

Without explicit instructions, the proxies will not exercise a shareholder's voting right.

Internet streaming

Shareholders of the Hypo Real Estate Holding AG can follow the entire Annual General Meeting on 8 May 2006, live on the Internet. To do so, an admission ticket is required.

Shareholders will receive details on the broadcast of the Annual General Meeting as well as on the issuing of power of representation and giving instructions to the proxies appointed by the Company together with the admission ticket. Related information can also be found on the Internet under www.hyporealestate.com.

Speeches given by the Chairman of the Meeting and the Chairman of the Management Board can be followed by anyone interested on the Internet at
www.hyporealestate.com
without the need of any special access code.

Applications and nominations of shareholders

Proposals to counter a proposal of the Supervisory Board and Management Board concerning a specific item of the agenda in accordance with § 126 Para. 1 AktG and nominations, if any, have to be sent exclusively to:

Hypo Real Estate Holding AG
Group Corporate Office
Unsöldstraße 2
80538 Munich, Germany
Fax +49 (0) 89 20 30 07-772
E-Mail hv2006@hyporealestate.com

The counter-proposals and nominations received at this address before 21 April 2006, 12 midnight will immediately be made available to the shareholders on the Internet at www.hyporealestate.com. Potential comments of the Management will also be published at the same Internet address.

Munich, March 2006

The Management Board

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49 (0)89 203007-0
Fax +49 (0)89 203007-772
www.hyporealestate.com

Hypo Real Estate
GROUP



Annual Report 2005

Structure of Hypo Real Estate Group until 31 December 2005


Hypo Real Estate Holding AG
Munich
Hypo Real Estate Bank International
Dublin
Württembergische
Hypothekenbank AG
Stuttgart
Hypo Real Estate Bank AG
Munich

Ratings of Hypo Real Estate Group until 31 December 2005

Ratings

as of 13.10.2005	Moody's long-term | short-term | outlook	S&P long-term | short-term | outlook	Fitch Ratings long-term | short-term | outlook
Hypo Real Estate Bank International	A3 | P-2 | Positive	A– | A-2 | Stable	–
Württembergische Hypothekenbank AG	A2 | P-1 | Stable	A– | A-2 | Stable	–
Hypo Real Estate Bank AG	A3 | P-2 | Stable	BBB+ | A-2 | Stable	BBB+ | F2 | Stable

Responsibility, integrity and professionalism

The Hypo Real Estate Group's business principles apply to all units within the Group and constitute an essential factor for its success in business. A transparent structure, clearly communicated business goals and their resolute attainment create real shareholder value. Hypo Real Estate Group's foremost aim is to provide its shareholders with an attractive return on their investment.

Communications Hypo Real Estate Group places great emphasis on transparency and credibility. An essential prerequisite for this is an open and clear communication policy, both internally with respect to employees and externally with respect to customers, shareholders and capital markets.

Sustainability Hypo Real Estate Group is dedicated to its customers' satisfaction. The Group provides high-quality professional transaction banking and strives to expand its competitive edge through excellent service and optimum customer benefit. The Group's units have set themselves the goal of a long-term, sustainable creation of value. They aim to be the best, not the biggest.

Employees Sustainable success is only achievable through competent and motivated employees. Hypo Real Estate Group's management and staff can point to years of experience and profound product know-how. The Group embraces the performance principle, rewarding performance that is above average. In return, it expects loyalty, integrity, responsibility, dedication, flexibility and personal mobility from its employees. Also, teamwork and respect for one's colleagues are part of the corporate culture. A low rate of staff turnover is the mark of a working climate which leaves room for entrepreneurial behaviour and offers sufficient career opportunities. Its success has made Hypo Real Estate Group an attractive employer for top-notch professionals. Because the Group operates throughout the world, the corporate language is English. Therefore, a good command of the language and the ability to overcome language barriers is a necessity. The internationality of its staff means that "multicultural" is not just a phrase here, but is indeed a reality.

Risk-consciousness In order to be successful in the long term and to achieve a high profitability, an efficient risk management is necessary. For this reason, the Group feels obligated to those customers and markets that fulfill its expectations as to risk and return.

Ethical standards For a bank, a good reputation is indispensable. Integrity and reliability are conditions for creating trust and for earning it. This applies to customers, to employees and to other stakeholders with which the company is involved. Hypo Real Estate Group expects its employees to conform to high ethical standards.

Financial Highlights

		2005	2004
Operating performance			
Net income/loss before taxes	in € million	408	221
Net income/loss [1]	in € million	313	168
Earnings per share [1]	in €	2.33	1.25
Key ratios			
Return on equity after taxes [1]	in %	7.4	4.0
Cost-income ratio (based on operating revenues)	in %	34.9	37.7
Balance sheet figures		31.12.2005	31.12.2004
Total assets	in € billion	152.5	148.1
Equity (excluding revaluation reserve)	in € billion	4.6	4.3
Key capital ratios compliant with BIS rules			
Core capital [2]	in € billion	4.4	4.2
Equity funds [2]	in € billion	6.3	6.1
Risk assets	in € billion	56.3	51.0
Core capital ratio [2]	in %	7.8	8.3
Equity funds ratio [2]	in %	10.8	11.7
Personnel			
Employees		1,233	1,311
Portfolio figures			
Volume of international real estate financing	in € billion	32.5	26.3
Volume of German real estate financing	in € billion	32.6	33.4
Volume of state financing	in € billion	58.1	66.3

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolut figures.

Content















Focus on values that will endure.

Deliver what you promised. Meet expectations, even exceed them. Be reliable, and you will not just be rewarded in trust – corporate targets that are clearly communicated and determinedly achieved create real shareholder value. Our foremost aim is to provide our shareholders with an attractive return on their investment. We succeed in doing so because we are competent and experienced in catering to our customers' needs, because we are determined to utilise opportunities for growth, and because we address change with the flexibility and efficiency afforded by modern corporate structures.









Finding solutions that are needed.

Long-term success is based on a convincing product portfolio and excellence in execution. Satisfying our customers is our foremost priority. We create tailor-made innovative solutions that are high in value. Each transaction is structured exactly to meet the invidual customer's needs and testifies our profound know-how and years of experience.









Resolutely seize opportunities.

Flexibility and change are characteristics of our organisation. We act quickly, resolutely and with a clear focus wherever opportunities demand entrepreneurial decisions. The revision of Germany's Pfandbriefgesetz (Mortgage Banking Act) provided such an opportunity, which we took advantage of to reorganise and refocus the competencies in our Group. The new structure has enhanced our competitiveness competitive. It offers the chance to leverage our knowledge of the markets and our competence even more resolutely.









Change before others do.

What the future will bring, we do not know. What we do know is that we can anticipate it, seize opportunities and exploit them determinedly. This is about identifying market opportunities and anticipating market trends with courage and dedication. This is why we are constantly scouring attractive new markets for further growth.







Create new structures that will speed us along.

Having streamlined its organisation as of 1 January 2006, our Group has further gained in efficiency. The clear distinction between the German and the international real estate financing business and the Public Finance and Capital Markets business as a third pillar of our strategy enhance transparency and reduce complexity. Having succeeded in achieving quality and innovation leadership, we now have the necessary leeway for change should opportunities arise in the marketplace.







To our Shareholders



from left to right:
Frank Lamby
Dr. Markus Fell
Dr. Paul Eisele
Georg Funke, CEO
Stephan Bub

Dear shareholders,
The shares of Hypo Real Estate Holding AG have been listed on the German stock index (DAX) since 19 December of last year. Entering in the DAX or another major index has never been an explicit aim of our actions. However, we of course were very pleased with the decision of "Deutsche Börse".

Let us review the situation: Who would have thought on 6 October 2003, the day on which our shares were first listed following the spin-off of the Hypo Real Estate Group from HVB AG, that around two years later our company would be promoted to the first league of the German stock exchange?

This inclusion is further confirmation of the story of success which the Hypo Real Estate Group has achieved since its inception – in terms of strategy, in view of operational development as well as its market capitalisation. This success story is attributable mainly to the following points:

- We have rapidly expanded our international business following the spin-off, we have increased our penetration of existing markets and developed new and attractive markets.
- We have completed the restructuring of our German business much sooner than originally planned. Once new business was resumed, it quickly picked up pace, and our subsidiary Hypo Real Estate Bank AG has again become a leading player in German real estate financing.
- We have succeeded in convincing all the players on the market – investors, analysts, rating agencies and media – of the quality and prospects of our business model, which is similar to that of an investment bank, very much cash flow-driven and focused on large-volume transactions. This also could be achieved because we have always attained or exceeded our communicated targets and thus demonstrating our reliability as a partner. This has resulted in a stable and high-value shareholder structure and a continuously positive performance of our shares, the value of which has more than tripled since the spin-off.
- The market's confidence in our actions has helped us to adapt our refinancing activities to the expanding new business. In line with our strategic focus, we have used familiar standards such as the German Pfandbrief as well as innovative capital market products.
- We have adapted our structure quickly and consistently to bring them into line with changing market requirements in order to prepare ourselves for future challenges. This resulted in a complete overhaul of the Group's organisation as of 1 January 2006.
- We have extended the range of products of the Hypo Real Estate Group and have thus increased our value creation chain. This includes in particular the process of establishing Public Finance/Capital Markets.

- And finally, we have succeeded in forming the holding company and the operating entities of our Group, which can be traced back to various predecessor institutes, into a uniform group with uniform fundamental values and objectives. This process can of course not yet be complete. However, our common corporate culture encompassing the entire Hypo Real Estate Group has already become reality. It is becoming much more evident every single day.

All of these measures and developments have been the basis for a positive development in the business of our Group during the past two and a half years, which has been characterised by expanding new business, improved results and stronger profitability. The year 2005, which is the subject of this annual report, is no exception in this respect. The Hypo Real Estate Group has smoothly continued the upward trend in its operations seen in the previous year and has even accelerated this trend.

With a consolidated net income before taxes of €408 million, we have increased last year's figure by € 187 million or 84.6%, and have comfortably met our forecast of € 400 million to € 425 million. This figure includes one-off expenses of € 34 million, which were not included in the original budget, in connection with re-organising the Group structure. Excluding restructuring expenses, the Group accordingly generated net income before taxes of € 442 million, which is even somewhat higher than our own forecast.

This considerable increase in net income has resulted in return on equity after taxes improving to 7.4 % compared with 4 % last year. This means that our Group covered its capital costs for the first time – two years sooner than we originally assumed after the spin-off in 2003.

Last year, we announced to you that it is the aim of the Management Board and Supervisory Board to ensure that you, our shareholders, participate in the success of the company not only through a rising share price but also by way of adequate dividend payouts. The positive performance of our business means that it is easy for us to keep this promise. For this reason, we will propose to the Annual General Meeting on 8 May 2006 that a dividend of € 1.00 per share be paid out, a figure which is considerably higher than last year (€ 0.35 per share). Subject to the approval of the Annual General Meeting, this means that 42.8% of the adjusted consolidated net income will be paid out to shareholders as dividend. We have thus made significant progress towards meeting our medium-term objective of a dividend payment rate of up to 50%.

A particularly encouraging aspect was that we were able to exceed our objective of € 13.5 billion for new business in real estate financing after the first three quarters. By the end of the year, our Group had written new business totalling € 22.3 billion, thus increasing the previous year figure of € 12.6 billion by more than 75%. All three operating entities were performing better than the originally budgeted figures, some of them considerably so – an indication of the dynamic nature of the activities of the business units in their corresponding markets. It is also an indication of the competence, creativity and the high level of commitment of all employees of our Group, and I should like to thank them for their work last year – also on behalf of my colleagues on the Management Board. They can be proud of what they have achieved.

A brief review of the three business units: Hypo Real Estate International improved net income before taxes by € 93 million to € 288 million in 2005. This was thanks to new business which improved by 54% to € 15.1 billion – proof of the effectiveness of the organisation which was introduced at the beginning of 2005, with the three regional sales platforms of Europe, America and Asia. In addition to greater penetration of our established markets of Western Europe and Northern America, we also succeeded in extending our regional base and thus created a financing mix which was regionally more balanced. As part of this, March 2005 saw our first financing arrangement in Russia. In 2004, we broke into the Japanese real estate market, which has become much more attractive for international investors, and this move has been very successful. At present, we are preparing to break into the market in India, and this move is expected to take place in the second quarter of 2006. However, Singapore, South Korea and Australia are also on the agenda for our expansion plans.

Württembergische Hypothekenbank (WürttHyp) generated net income before taxes of € 76 million, corresponding to growth of 26.7% compared with last year's figure. In doing so, the bank has again demonstrated the success of its low-risk Pfandbrief-based business model. New business is reported at an impressive € 4.4 billion (+ 76%).

Hypo Real Estate Bank AG, as the centre of competence for Germany, made an impressive return to the market following the resumption of new business in the autumn of 2004. This is demonstrated by new business of € 2.8 billion, which was considerably higher than the budgeted figure of € 1 billion. However, this also demonstrates the size and quality of the projects taken on by the bank. The financing for the sale of 18 properties of the Federal State of Hesse to a private company with a financing framework of more than € 1 billion was an outstanding transaction not only for Hypo Real Estate Bank AG but also for the German real estate market as a whole. The bank also financed the purchase of the "Degussa Areal", the chemical group's former corporate location in Frankfurt by a real estate group and a financial investor, and this transaction was also impressive.

This and other transactions demonstrate that we are again perceived and accepted as a leading player in real estate financing in Germany. This is also applicable for the refinancing side: Hypo Real Estate Bank issued in March 2005 its first mortgage Jumbo Pfandbrief since restructuring, with a volume of € 1.5 billion.

At Hypo Real Estate Germany, net income before taxes for 2005 improved by € 113 million to € 104 million. This considerable improvement reflects not only the improved portfolio quality and the better margins which have been achieved; it also reflects the efficiency gains resulting from the structural measures which were consistently implemented during the restructuring process. We are accordingly becoming increasingly pleased with our business in Germany, not least because the conditions for this market, in which we are firm believers, are gradually changing for the better.

Anybody wishing to achieve lasting success in the extremely dynamic markets in which our Group operates, must be willing to make changes. Flexibility, speed and decisive action are "foundation features" of the Hypo Real Estate Group. The fact that these characteristics are guiding principles for us was documented by the far-reaching re-organisation of our Group announced in the summer of 2005 – a re-organisation which will further boost the competitiveness of the Hypo Real Estate Group in its markets.

The opportunity for this came in July of last year, when the new Pfandbrief Law came into force. Whereas previously it was only possible for special credit institutes to issue Pfandbriefe, this privilege was abolished with the new law. Today, any credit institute meeting the relevant statutory requirements may issue covered bonds. Any bank can thus now combine covered and uncovered business.

We have taken advantage of this reform, which is extremely beneficial for Germany as a financial location, to combine our international business, which previously had been conducted by Hypo Real Estate Bank International in Dublin as well as Württembergische Hypothekenbank AG in Stuttgart, into Württembergische Hypothekenbank AG as of 1 January 2006; the latter was subsequently renamed Hypo Real Estate Bank International AG. German mortgage financing arrangements of Württembergische Hypothekenbank AG were transferred legally to Hypo Real Estate Bank AG in Munich. The former Hypo Real Estate Bank International in Dublin was renamed Hypo Public Finance Bank, and in its capacity as a subsidiary of the new Hypo Real Estate Bank International AG in Stuttgart, it will henceforth be responsible for Public Finance/Capital Markets.

The response of the capital market and the media to this overhaul of our Group structures, which is running as planned and which will be completed in the first half of 2006, has been very positive. And indeed, the advantages are obvious:

- We will be able to reduce duplicated functions in the Group, making them less complex.
- We will become more efficient, not least in the field of refinancing, as Pfandbrief-backed and uncovered business can be combined.
- We will have a clear and transparent segregation of domestic and international business.
- We will achieve net cost savings of approx. € 25 million per year, thus continuing to reduce our cost base.

All of these advantages have a positive influence on the Group's earnings situation in the medium term, and we are currently expecting to generate return on equity after taxes of 11% to 12% for the year 2007, compared with our previous forecast of 10% to 11%.

The new Group structure will also change the face of the Hypo Real Estate Group. We will expand our value creation chain and further diversify the range of products and solutions we offer. The new Hypo Public Finance Bank in Dublin will play a major role in this respect. It will offer innovative and sophisticated financial services to borrowers, investors and intermediaries. Its range of products and services comprises mainly the following areas:

- **Public-sector financing** Hypo Public Finance Bank finances a wide range of infrastructure projects run or supported by government bodies, primarily in Europe and the US. This business is characterised by low risk and stable cash flows. Pfandbrief-based refinancing is handled in the familiar manner by the established Hypo Pfandbrief Bank International S.A. in Luxembourg.
- **Capital-market business** This segment of Hypo Public Finance Bank primarily structures, trades and places customised and innovative financing products. An example for this business is to split mortgage-backed-securities into tranches and repackage them according to the specific risk-return-requirements of institutional investors. Capital Markets has made good progress since the beginning of 2004, and already contributed to the Group operating revenues last year.

In the course of the next few years, we will considerably expand the activities of Hypo Public Finance Bank: Our customers will benefit from the know-how and range of solutions complementing our real estate financing business in Germany and abroad extremely well. And you, our shareholders, will benefit from this new base of our Group.

In the new Group structure, the Hypo Real Estate Group is in an excellent position to meet the challenges of the real estate and capital markets. For the current year 2006, we are optimistic that we will be able to stabilise new business at the high level which has already been reached and that we will be able to further expand earnings – thanks to a better portfolio quality, a broader strategy focus and a lower cost base. Our budget includes an increase in consolidated net income before taxes to at least € 530 million.

One of the reasons for our optimism is the fact that we have built up a position of strength following the spin-off from HVB in 2003. This position of strength must not make us inert or negligent. On the contrary, we should see it as an opportunity to go in those directions which we consider to be correct after having assessed all options in our attempts to generate further growth for the Group. In this respect, the right approach will be one which opens up new strategic opportunities for the Hypo Real Estate Group and creates value as a result of profitable growth. You can be certain that we will continue to be determined to take advantage of all opportunities which lead us to our strategic aim: To make the Hypo Real Estate Group a leading global provider of commercial real estate financing, with a strong focus in Public Finance and Capital Markets.

Kind regards

Munich, March 2006

Georg Funke

Dear shareholders,

The year 2005 was a good year for the Hypo Real Estate Group and quite a thrilling one, too. The main events were the Group's reorganisation, which is now to a large extent complete, with international real estate financing business being pooled in the new Hypo Real Estate Bank International AG in Stuttgart and the introduction into Germany's DAX stock market index at the year's end. This event in particular, more than any verbose statement, underscores the swiftness with which the Hypo Real Estate Group has succeeded in establishing itself on the market with a convincing business model, taking its place alongside the major players on the German stock exchange.

The Supervisory Board has helped along these developments with much joy and dedication. The board's structure with six members and two committees, which has been in place since the Annual General Meeting of 2004, has proven excellent in day-to-day work.

Work in the committees

The Committee for Nomination and Board Procedures met twice in 2005, namely on 26 January and on 9 November. In the January meeting, proceedings focused on compensation for the Management Board, bonus policy and the objectives for the Management Board in 2005, with appropriate proposals submitted to the board's plenary meeting. The committee's session in November discussed the appointment of Stephan Bub to the Management Board, long-term succession planning as well as corporate governance issues. To strengthen the Committee for Nomination and Board Procedures, particularly in matters of corporate governance, Robert Mundheim was appointed an additional member.

Committee for Nomination and Board Procedures
Kurt F. Viermetz (Chairman)
Dr. Pieter Korteweg
Robert Mundheim (from 1.1.2006)
Prof. Dr. Klaus Pohle

The Audit Committee met on seven occasions in 2005. Its work focused on monitoring accounting and auditing the financial statements and reports. In the meeting on 14 March 2005, the consolidated financial statements and the individual financial statements were carefully reviewed ahead of being adopted by the Supervisory Board. In the meetings held on 10 May, 9 August and 8 November 2005, the audit review of the interim reports for the previous quarters was on the agenda.

Audit Committee
Prof. Dr. Klaus Pohle (Chairman)
Dr. Ferdinand Graf von Ballestrem
Antoine Jeancourt-Galignani

The meeting held on 26 January 2005 discussed the valuation of loan portfolios including the effects of portfolio sales in 2004. On 14 June, the focus was on the Group's financial position and the work of Internal Audit. On 20 September 2005, the changes in IT structure due to reorganisation were the main items on the agenda. On 8 November 2005, the approaches and main aspects of the audit were discussed with the auditors.

Work in the Supervisory Board

The plenary Supervisory Board met for five regular sessions in 2005. In addition, extraordinary meetings were held in the form of telephone conferences concerning current issues, one example being the internal decision making regarding the potential acquisition of a large German real estate bank. On 26 January 2005, the focus was on the proposals of the Committee for Nomination and Board Procedures concerning compensation for the Management Board and specifically the bonus policy for 2004 and the objectives for 2005 for the Management Board. The Management Board's proposal regarding the delisting from the Vienna stock exchange was also approved at this meeting. The listing in Frankfurt provides a very liquid market through Xetra, and information concerning the Hypo Real Estate Group is available promptly throughout the world. The Supervisory

Board accordingly hopes that the Austrian shareholders of Hypo Real Estate Holding have held onto their shares and will maintain their confidence in the company. In the meeting held on 14 March 2005, the Supervisory Board adopted the consolidated financial statements and individual financial statements as proposed by the Audit Committee, and fixed the agenda for the Annual General Meeting on 30 May 2005. In the meeting of 15 June 2005, the Management Board provided details of the business development and plans, and presented the current rating discussions. In the regular meeting held on 20 September 2005, the focus was on the strategic positioning of the Group in many detailed matters, including rating, investor relations and the risk profile. The meeting on 9 November confirmed the appointment of Stephan Bub to the Management Board of the holding company and the compliance statement regarding the German Corporate Governance Code for 2005, and considered the most recent quarterly results and the predictions at year's end.

Annual General Meeting

The Annual General Meeting of Hypo Real Estate Holding AG was held on 20 May 2005 at the International Congress Center (ICM) Munich. The meeting adopted a resolution to pay a dividend for the first time, namely € 0.35 per share. The Supervisory Board welcomed this resolution, and will continue to aim for an adequate pay-out ratio for our shareholders in future. The Annual General Meeting converted the preferrred non-voting shares, all held by Bayerische Landesstiftung, into ordinary voting shares in return for a conversion premium. These ordinary shares were initially listed in Frankfurt and Vienna on 29 June 2005. This move has unified the equity market presence of the holding company and enhanced the liquidity of the shares.

The number of shareholders present and the sum of capital represented were of course not as large as was the case at our first Annual General Meeting. Nevertheless, the presence of approximately 2,000 shareholders was comparatively good, although only 28% of the capital was represented. We will, however, not be satisfied with these figures, which is why Supervisory Board explicitly supports the introduction of new participation mechanisms. Starting with the next Annual General Meeting, shareholders will be able to follow the meeting and to issue their voting instructions during the meeting, all via the internet. The Supervisory Board endorses this decision and expresses its hopes that many shareholders who are not able to attend the meeting personally, will in this way participate in the fundamental decisions of the company.

Efficiency audit

The Supervisory Board of Hypo Real Estate Holding AG and its committees carried out their efficiency reviews in the autumn of 2005. The most significant results of the deliberations in the Audit Committee on 20 September were an appreciation for the information provided by the Management Board, which includes problematical issues, and the suggestion to invite the auditor to attend the final meeting of a year to provide scope for action if necessary before the year's end. The Committee for Nomination and Board Procedures and the Supervisory Board plenary meeting carried out their efficiency review on 8 and 9 November 2005, and openly discussed the issues of independence/qualifications, information/meetings, conflicts of interest, structure and the position of Chairman.

The Supervisory Board considers that the independence and qualifications of its members and the international composition are good. The frequency of meetings is considered to be adequate, and the information provided by the Management Board is perceived to be complete and open. The members have not disclosed any conflicts of interest, but consider that the relevant by-laws and rules of order are adequate. All involved appreciated of the Supervisory Board's structure including a Committee for Nomination and Board Procedures and an Audit Committee. The structure enhances efficiency and depth of control and enables the members to contribute independent points of view. With the appointment of Robert Mundheim, who has a wide range of experience in the field of corporate governance, the Committee for Nomination and Board Procedures has enhanced its competence in this field. The Committee's decisions and proposals were discussed with the Management Board.

Adoption of financial statements

The Annual General Meeting on 20 May 2005 appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, as the auditors; the Audit Committee and the Supervisory Board having ascertained these auditors' independence before submitting a proposal to the meeting. KPMG has audited the financial statements prepared by the Management Board and the financial review including the risk report, and has issued an unqualified auditors' opinion, likewise for the consolidated financial statements and the consolidated financial review. In line with their audit obligations as detailed in section 317 (4) HGB, the auditors have also assessed the company's monitoring systems for the early recognition of risks. The auditors confirm that the methods defined by the company for managing, recognising and monitoring the risks taken on by the Group are appropriate and that the financial review for the parent company and the Group accurately present the risks associated with future developments. The Chairman of the Audit Committee, Prof. Dr. Pohle, and the Chairman of the Supervisory Board attended the final meeting of the Management Board with the auditors.

The auditor's report was received by the Audit Committee on behalf of the Supervisory Board. The Audit Committee then extensively considered the financial statements, the financial review, the consolidated financial statements, the consolidated financial review as well as the proposed appropriation of cumulative profit, referring to the accounts of the Group where necessary. The manager of the auditing team was present at the meeting of the committee. The Audit Committee subsequently informed the Supervisory Board of the results of its own audit, proposing that the financial statements and financial review including the risk report be approved. The Supervisory Board accordingly approved the financial statements and the consolidated financial statements as prepared.

The financial statements of Hypo Real Estate Holding AG and the Hypo Real Estate Group have thus duly been adopted.

The above-average commitment, motivation and expertise of members of staff in all entities of the Group are the reasons why the Hypo Real Estate Group again produced an excellent result last year. On behalf of the Supervisory Board, I should like to thank all members of staff for their commitment. I should also like to thank the Management Board for the close cooperation based on the principles of mutual trust and the open and continuous dialogue with the members of the Supervisory Board.

As for the future, I should also like to assure you, our shareholders, that our employees, the Management Board and the Supervisory Board will continue to use all of their energy, professionalism and motivation to ensure that the Hypo Real Estate Group is even more successful as a global player in commercial real estate financing, thus justifying the confidence which you have placed in us by purchasing our shares.

Munich, March 2006

Kurt F. Viermetz

Corporate Governance report

The Management Board and Supervisory Board of Hypo Real Estate Holding are wholly committed to good Corporate Governance. We derive this commitment not only from our national regulations, such as the German Corporate Governance Code, but also from internationally discussed models and ideas.

Our corporate practice in the past has already been consistent with the recently introduced recommendations concerning the independence of members of the Supervisory Board and the qualifications of the Chairman of the Audit Committee. Individual elections for membership in the Supervisory Board were already held in 2004. The Management Board and Supervisory Board support the recommendations regarding the court appointment of members of the Supervisory Board and regarding the election of a former CEO to become Chairman of the Supervisory Board.

In order to enable our shareholders to participate in the Annual General Meeting more easily, we have decided to introduce live transmissions of the Annual General Meeting and to allow shareholders to transmit voting instructions via the internet; these are suggestions of the Code which we had viewed somewhat sceptically in recent years as a result of doubts concerning technical security. We do intend, however, to open up new channels of participation, and therefore aim to introduce a form which will meet the requirements of shareholders as far as possible.

The so-called "annual document" in accordance with section 10 Wertpapierprospektgesetz (WpPG – Securities Prospectus Law) can be found on the web site of Hypo Real Estate Holding AG at www.hyporealestate.com under the link Corporate Governance.

Overall, shareholdings of members of the Management Board and Supervisory Board constitute less than one percent of the shares issued by the company. An overview of disclosures of Director's Dealings in accordance with section 15a WpHG is set out in the notes to the consolidated financial statements (page 123).

As they did last year, the Management Board and the Supervisory Board provide in their statement of compliance of 15 December 2005 explanations of instances in which they disregarded suggestions of the German Corporate Governance Code:

Statement of compliance with the German Corporate Governance Code of the Management Board and Supervisory Board of Hypo Real Estate Holding AG in accordance with section 161 AktG

In July 2005, the new version of the German Corporate Governance Code of 2 June 2005 came into force. We have already been complying with the Code's new recommendations and suggestions, or intend to do so in future. Since July 2005, the statements of compliance from previous years can be viewed on our web site.

The fact that the structure of our Supervisory Board is based on internationally discussed models, as detailed in last year's statement, means that we have already implemented the new recommendations relating to the qualifications of the Chairman of the Audit Committee and the independence of the members of the Supervisory Board.

On the basis of the principle "comply or explain", we hereby issue the following statement of compliance in accordance with section 161 AktG concerning the German Corporate Governance Code:

"Subject to the discrepancies detailed in the following, Hypo Real Estate Holding AG (the 'company') has complied and will continue to comply with the recommendations of the government commission German Corporate Governance Code:

Code number 2.3.3. At the Annual General Meeting in 2005, the company did not follow the suggestions that it should be possible for the proxy to be reached during the Annual General Meeting. For the Annual General Meeting in 2006, it is planned that instructions will be permitted via the internet before and during the Annual General Meeting.

Code number 2.3.4. At the Annual General Meeting in 2005, the company did not follow the suggestions for the Annual General Meeting to be broadcast via the internet. A live broadcast is planned via the internet for shareholders next year.

Code number 3.8. The company has not followed the recommendation to stipulate deductibles for D&O insurance. The main purpose of D&O insurance is to provide protection for the company itself.

Code number 4.2.3. The company has so far not followed the suggestions concerning a compensation component with a long-term incentive effect and risk character. However, it is regularly considered and discussed as one compensation component among others.

Code number 5.4.6. The company does not follow the suggestions to permit members of the Supervisory Board to be elected or re-elected at different dates and for different periods of office. The company does not recognise any significant advantage in different periods of office.

Code number 5.4.7. The company does not follow the recommendation to grant profit-linked compensation to the members of the Supervisory Board. Fixed compensation for the Supervisory Board is the best way to ensure the independence and neutrality in advising the Management Board and ensuring that the monitoring function of the Supervisory Board focuses exclusively on the interests of the company."

Munich, 15 December 2005

The Management Board The Supervisory Board

Compensation report

The compensation for the Management Board consists of a basic salary and a profit-linked variable bonus. A compensation component with a long-term incentive effect and risk character has so far not been used, as the Supervisory Board believes that it is not possible to define suitable assessment parameters during the restructuring and growth phase of the Group. It prefers to use a discretionary assessment in the bonus decision-making procedure which reflects the varied nature of entrepreneurial tasks in this phase.

Before the beginning of a financial year, the Supervisory Board sets primary objectives for the Management Board as well as for each individual member of the Management Board as part of the overall strategy. After the end of the financial year, the Supervisory Board makes a decision relating to the size of the bonus on the basis of an extensive discussion. The success of the company and also the individual performance of the member of the Management Board are assessed (strategic and quantitative performance, personal contribution, use and handling of entrepreneurial responsibility and team conduct in the Management Board). The Supervisory Board pays strict attention to the correlation between corporate success and personal performance and thus the adequacy of compensation.

The main criteria for allocating bonuses to the members of the Management Board for the good financial year in 2005 were the positive share price performance of 44%, the expansion of new business, an enhanced return on equity, the forward-looking and rapidly implemented Group reorganisation as well as the inclusion in the DAX.

In addition to the basic salary and the bonus, a number of other customary benefits are also granted. Members of the Management Board are thus entitled to a company car. The company bears all costs for the company car, including taxes. Furthermore, the company also pays part of the contributions to health insurance.

There are also retirement pension contributions in the form of direct commitments set out in individual employment contracts. The defined benefit obligation is a percentage of the fixed salary. The current pension obligations of the company have not resulted in any charges in personnel expenses, as appropriate reinsurance has been taken out (see also note 34 in the notes to the consolidated financial statements).

Compensation for the Supervisory Board is defined in section 11 of the Articles of Association. All members receive basic compensation of € 60,000; the Chairman receives one and a half times the basic compensation, and his deputy receives one and a quarter times the basic compensation. Members of the Supervisory Board are paid further compensation for serving on committees, namely € 6,000 for the Committee for Nomination and Board Procedures and € 10,000 for the Audit Committee; the Chairman of each committee receives double these amounts. Members of the Supervisory Board do not receive additional payment for attending meetings, and the company only reimburses travelling expenses to attend the meetings. The Chairman of the Supervisory Board is provided with an reasonable use of an office and secretarial support. He is also entitled to use a company car with a chauffeur. Apart from the compensation detailed above and fixed in the Articles of Association, the company has not compensated the members of the Supervisory Board any further for personally provided services. The compensation of the individual members of the Supervisory Board as set out in the Articles of Association is included in the notes to the consolidated financial statements (page 122). A market comparison has identified the need for adjustment for fiscal 2006. The Management Board and Supervisory Board will propose the adjustment in compensation at the Annual General Meeting.



Canary Wharf

The underlying property portfolio is located at Canary Wharf, London and comprises Grade A office space let to investment grade tenants, principally in the financial sector. Canary Wharf is the prime commercial area in the Docklands and is well established as an alternative to the City and West End for financial, commercial and professional organisations.
The financed buildings (No 10& 20 Cabot Square) provide approximately 107,000 square metres of high quality office accommodation let to Barclays Bank, Morgan Stanley and the WPP Group. The buildings also include 3,700 square metres of retail accommodation at ground floor.
Canary Wharf Group plc, the owner/manager of the Canary Wharf Estate is an integrated property development and investment group focused exclusively on Grade A office space with ancillary high quality retail accommodation at the Canary Wharf Estate.
Hypo Real Estate Bank International and Deutsche Bank AG, London acting as joint mandate arrangers and underwriters provided £ 370 million (approx. € 534 million) of term financing towards a re-financing for Canary Wharf Group plc of 10 & 20 Cabot Square, Canary Wharf London E14. Hypo has provided £ 185 million (approx. € 267 million) of the term financing through a facility.
In comparison to a standard re-financing facility this facility has got a more complex replacement character and is structured to assist the borrower in the cancellation and re-financing of existing separate debt arrangements including securitisation.



The Shares

Having achieved a performance of 44 % in 2005, our stock entered the DAX in only the third year of its listing.

Market background in 2005:
Positive trend on relevant leading indices

The stock markets in Europe and Asia recorded a very positive performance in 2005. Leading indices such as the Euro STOXX 50 and the DAX reported gains of 21.3% and 27.1% respectively. Indices of second-line stocks also advanced strongly. Accordingly, the MDAX advanced by 36.0% and the SDAX gained 35.2%. The Prime Banks sub-index, which is important for the shares reported growth of 37.2%. On the other hand, a different picture is provided by the US equity indices, which recorded only minor positive movements (S&P +2.9%) or which even reported a minor decline (Dow Jones Industrial −0.8%).

This difference in performance is attributable to more positive expectations for economic developments in Europe and Japan, in certain cases also in connection with new elections in the two countries. On the other hand, the US markets had to face problems in the form of interest rate hikes, combined with fears of a weakening US economy.

The price of oil also had a major influence on the performance at the stock markets. Only the decline in the oil price as well as signs of only a slight slow-down in economic growth in the US in the fourth quarter enabled the indices to achieve a very positive performance by the year's end.

44% growth in the third year of listing

Following the good performance in the year in which the shares were listed and again in 2004, the shares continued to advance strongly in 2005. At year-end, the shares of Hypo Real Estate Holding AG had achieved a performance of 44%, and thus outperformed the relevant indices. Compared with the DAX and the MDAX, the difference was 17 percentage points and eight percentage points respectively. The shares also outperformed the Prime Banks benchmark by seven percentage points. Compared with the end of 2004, market capitalisation had increased by approx. € 2 billion and amounted to € 5.9 billion at the time of this report.

Major contribution to the positive development:
new Group structure

Management succeeded in further boosting the confidence which had already been established on the market as a result of meeting and in certain cases actually beating the earnings targets which had been communicated. A major factor in this respect was the Group reorganisation, which was announced on 10 August. The process of combining international financing activities will facilitate cost as well as earnings synergies in the future and will also mean that the company's activities will be more transparent. This development, in conjunction with the improved outlook for earnings, was positively received by the capital market. Management was again able to underline its strong focus on creating shareholder value and thus set a further positive milestone.

Key facts about the Hypo Real Estate Shares in 2005

		2005
WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE code		HRX
Average number of listed shares in 2005	units	132,302,525
Number of listed shares as of 31.12.2005	units	134,072,175
Number of ordinary shares as of 31.12.2005	units	134,072,175
Market capitalisation as of 31.12.2005	in € billion	5.896
Year's high [1]	in €	45.30
Year's low [1]	in €	30.00
End-of-year closing [1]	in €	43.98
Earnings per share [2]	in €	2.33
Known shareholders with a stake of more than 5 %		Barclays Global Investors
		Capital Research and Management

[1] Xetra closing prices of the Frankfurt stock exchange
[2] Excluding the effects of capitalised losses carried forward

Entering the DAX on 19 December

After an impressive performance, the shares replaced the HypoVereinsbank which dropped out of the index on 19 December as a result of the low free float market capitalisation. This was accompanied by the usual significant increase in turnover, which was also subsequently evident for Hypo Real Estate. This in turn increases fungibility and efficient pricing, and generally represents value for investors. Following decisions by the regular Annual General Meeting and by the special meeting of the holders of preferred stock in May 2005, existing preferred shares were converted to ordinary shares and subsequently admitted into exchange trading as of 29 June. Consequently, only one class of share remains, namely ordinary shares. Pursuant to an application by Hypo Real Estate, listing of the shares on the Vienna Stock Exchange was revoked as of 31 January 2006, resulting in a concentration of trading on the Frankfurt Stock Exchange and once again in enhanced share liquidity.

Strong investor interest

Interest among international investors, and in particular institutional shareholders from Great Britain and the US has remained strong. Moreover, the inclusion in the DAX has also resulted in stronger demand from investors from the German-speaking world. The DAX entry has also heightened awareness for the company and fueled investor interest from other countries, not least because the shares have increasingly been targeted by index funds. There has also been some evidence of stronger interest among private shareholders and capital market media.

Share price development 2005


Indexed
Hypo Real Estate Holding Share
DAX
MDAX
CXPB
150
140
130
120
110
100
90
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

The free float as defined by Deutsche Börse (German stock exchange) is still 100%. The following shareholders held stakes of more than 5% on the balance sheet date: Capital Research and Management as well as Barclays Global Investors. Both belong to the ten largest institutional equity investors in the world.

Listed ordinary shares in 2005

as of 31.12.2005


Barclays Global Investors 7.97%
Capital Research and Management 5.20%
Other freefloat 86.83%

Active capital market communication

Further reasons for the excellent performance of the shares are the intensive communication policy of the company with the capital market and thus the improved understanding of and greater appreciation for the business model of Hypo Real Estate. Constant contact with the capital market relating to the latest developments in the Group permits a transparent and open supply of information. In this context, well over 300 individual discussions were conducted with investors throughout the reporting year, at roadshows, conferences as well as on the occasion of company visits. Three quarterly conferences, an analyst conference and an investor conference were conducted. And in addition innumerable telephone calls, video conferences and individual analyst discussions were also held. The Management Board will continue to take the necessity of informing investors into account by maintaining close contact with the capital market and the media. The aim is to further strengthen and enhance the confidence of the market in the shares by way of an open, transparent and timely information policy.

Analyst cover

As of the balance sheet date, 26 analysts provided coverage of the shares of Hypo Real Estate, three more than was the case one year ago. The independent third-party analysis provides the investor with further support for his investment decision. The analysts' assessment as of the balance sheet date is also impressive: 18 x buy/outperform, 8 x neutral/market performance. The majority of analysts accordingly continue to expect the company to achieve a positive performance.

Earnings per share and dividend

Earnings per share (excluding the effects of capitalised losses carried forward) for last year amounted to € 2.33. The Management Board and Supervisory Board will propose the payment of a dividend of € 1.00 per share at the General Annual Meeting on 8 May 2006; this would be equivalent to a distribution rate of 42.8%.


Adventure Tours

Sterling Plaza

Sterling Plaza is a Class A office building located in Preston Center, one of the premier office markets in Dallas, Texas. It is a 19 story building totaling approx. 28,000 square metres with an adjacent six level parking garage and more than 70 tenants. Centrally located with excellent visibility and access, Preston Center is comprised of several mid-rise office towers, luxury residential buildings and high-end fashion retail stores. It is adjacent to the sought after residential communities of University and Highland Park near downtown Dallas.
The transaction was underwritten and arranged by Hypo Real Estate Capital Corporation, New York, a subsidiary of Hypo Real Estate Bank International, for Bentley Forbes, a Los Angeles-based private real estate investment company. Hypo Real Estate Capital Corporation provided a $ 47.25 million (approx. € 38.79 million) loan for the acquisition of Sterling Plaza. The transaction was securitized in 2005.



Financial Review

We generated 75% more new business, doubled our pre-tax profit and covered our capital costs two years ahead of schedule.

The requirements applicable to the financial review have been expanded by the Gesetz zur Einführung internationaler Rechnungslegungsstandards und zur Sicherung der Qualität der Abschlussprüfung (Bilanzrechtsreformgesetz – Law concerning the Introduction of International Accounting Standards and for assuring the Quality of auditing Financial Statements). The Deutsche Rechnungslegungs Standard (German accounting standard) No. 15 (DRS 15) sets out in detail the requirements applicable to financial reviews. The new regulations of section 315 (1) HGB and of DRS 15 are initially applicable to the financial year commencing after 31 December 2004.

In order to comply with the requirements of the Bilanzrechtsreformgesetz and DRS 15, and also to enhance overall transparency, the Hypo Real Estate Group has therefore changed the structure of the financial review compared with the annual report for 2004, and has considerably extended its scope.

Macro-economic conditions

In 2005, the world economy expanded as it had done in previous years. The economies of the US, China and particularly in Japan picked up considerable speed yet again, deepening the imbalances in global economic financing. The US's twin deficit in both the balance of trade and the government budget are still being financed by Asian economies' surpluses and by petrodollars which are seeking investment opportunities. A novel factor compared with last year is Europe's strengthening economy; this has become evident in the financial markets, but has not yet had a sufficient impact to improve employment.

This robust nature of the world economy is all the more surprising in that oil prices saw a record increase in 2005, resulting in an albeit moderate increase in inflation in the industrialised nations. Central banks felt compelled to initiate or continue a world-wide cycle of rate hikes, putting an end to central bank rates' all-time lows. Capital market rates, however, hardly responsed to this approach, and remained low. Real interest rates declined throughout the world accordingly declined, and rate structure curves flattened out.

Economic growth in Europe has not yet reached the momentum seen in other regions of the world, but it has taken hold and, more importantly, it has been accompanied by much better sentiment indicators in the economy, particularly towards the end of the year. Corporate earnings have improved appreciably, although wage incomes have not benefited correspondingly. The fact that consumer demand is still unsatisfactory in Europe acted as a brake on any more significant improvement in the economy including the labour market.

In Germany, economic recovery was initially more cautious. In addition to the export growth which is typical for Germany, and a state deficit which was not consistent with the treaty of Maastricht, there were finally signs of more investment, indicating the start of an upswing. The domestic economy was also boosted by the weaker Euro and share prices boomed. Gross domestic product rose by 0.9% (2004: 1.6%). The number of persons employed has also increased, although mainly as a result of job creation measures by the former federal government. On average, 4.9 million persons (11.6%) were unemployed in 2005.

Economic figures Federal Republic of Germany

as of 22./28.2.2006		Q1 2005	Q2 2005	Q3 2005	Q4 2005
Gross domestic product	in € billion	557.5	558.8	561.5	563.8
Labour force population	in million	38.8	38.8	38.8	38.8
Unemployed	in million	4.9	4.9	4.9	4.7

Source: Deutsche Bundesbank; seasonally adjusted economic figures

Sector-specific conditions

The real estate financing situation

In 2005, the climate in the real estate financing sector continued to be characterised by consolidation in Germany, due to the difficult real estate market conditions of previous years and the fact that the upswing in Germany has so far been moderate. The movement in the real estate market was mainly down to state activities. The increasing de-consolidation of state-owned real estate is opening up new opportunities for innovative financial institutes.

On the international scene, market conditions were favourable overall, ensuring a stable economic environment, which was, however, characterised by strong competition and pressure on margins. This makes it vitally important to generate refinancing on favourable terms. An even more important aspect is that each individual financial institute should have adequate access to capital markets and the requisite credit-worthiness.

The uncertainty caused by the current turmoil affecting open real estate funds has not had any negative impact on the business of Hypo Real Estate Group as a real estate financier, as new business is only taken on subject to strict risk guidelines.

Autumn of last year saw a disruption to market making caused by the launch of several Jumbo Pfandbriefe by one large issuer. However, this did not have any significant impact on the Pfandbriefe of other issuers, trading in which continued as usual. The fact that the market expects these Pfandbriefe to be properly serviced demonstrates how high the trust is in the Pfandbrief as an investment form.

Construction industry's gross domestic product Federal Republic of Germany

as of 22.2.2006		Q1 2005	Q2 2005	Q3 2005	Q4 2005
Construction industry's gross domestic product	in € billion	19.2	19.3	19.7	19.6

Source: Deutsche Bundesbank; seasonally adjusted economic figures

Main Real Estate markets

Germany The German real estate market overall is not characterised by a uniform development. There were positive trends in 2005, resulting from slightly higher economic growth, a continued favourable level of interest rates and increased activity by international investors, particularly in the German metropolitan areas. The market remains weak in many regions outside the focus of investor attention.

Office Following a general weakness in recent years, with falling prices and rising vacancy rates, the office market recovered in 2005, remaining stable to a large extent stable until the end of the year. Office lettings in the five major real estate centres in Germany, namely Berlin, Düsseldorf, Frankfurt/Main, Hamburg and Munich, have now bottomed out. Demand continues to advance, supply pressure from project developments continues to decline, and the trend in rents is increasingly positive. However, these market indicators vary widely across regions. The highest rents are still achieved in Frankfurt/Main (€ 34.00/m²), followed by Munich (€ 28.00/m²), Hamburg (€ 22.50/m²) and Düsseldorf (€ 21.90/m²).

Development of prime rents on the office market in Germany


Munich
Frankfurt/Main
Berlin
Hamburg
Düsseldorf
Cologne
Stuttgart
in €/m²
60
45
30
15
0
2000
2001
2002
2003
2004
2005

Source: Atis Real Müller

Vacancies of the German office market 2004 and 2005


Munich
Frankfurt/Main
Berlin
Hamburg
Düsseldorf
Cologne
Stuttgart
in m²
2,400,000
1,800,000
1,200,000
650,000
0
2004
2005

Source: Atis Real Müller

Retail In the course of 2005, the retail market showed signs of recovery following a generally restrained performance in recent years. For a long time, had been under pressure as more and more retail space became available and space productivity decreased. Supply of retail space exceeded demand, resulting in higher vacancy rates.

Now, however, demand for shops is focusing more and more on prime locations with a positive outlook for the coming years. The highest rents of € 250/m² are currently achieved in Munich's prime location, namely Kaufinger Straße, followed by Frankfurt/Main (Zeil), Stuttgart (Königstraße) and Hamburg (Spitalerstraße), where prime rents are between € 180/m² and € 220/m².

Logistics As Europe's transportation network improves, location decisions in the logistics business are increasingly being taken on a Europe-wide basis. As a result of the Eastern enlargement of the EU, Germany is now at its geographic and economic centre, and is becoming a European distribution hub. Germany holds many advantages for the development of distribution centres in competition to the previous prime locations of Belgium and the Netherlands.

Accordingly, recent years have seen strong investor interest in storage and logistics properties in Germany. Sales have increased in Berlin, Düsseldorf, Frankfurt/Main, Hamburg and Munich as the five main logistics centres. In cities with strong sales, the market is dominated by large leases of more than 5,000 m² each. The storage market outside metropolitan areas has seen a positive development in recent years. Continuing growth in demand is having a stabilising overall effect on rents, which have settled at around € 4.50/m² to € 6.50/m² for well to extremely well appointed storage facilities in preferred locations.

Residential The German residential market has been stagnant for quite some years. Demand in the housing market has been hurt by high unemployment rates, rising ancillary costs (e.g. oil prices) as well as the general economic situation. By and large, rents have remained stable throughout 2005. In Eastern Germany as well, the market has become stable, albeit at very low prices. Prime rents in Munich are € 12.00/m²–€ 16.00/m²; the corresponding figures for Hamburg are € 10.50/m²–€ 16.50/m²: these compare with € 7.00/m²–€ 14.00/m² for Berlin, € 9.50/m²–€ 13.00/m² for Frankfurt am Main, € 9.00/m²–€ 12.00/m² in Düsseldorf, and € 9.50/m²–€ 12.00/m² in Stuttgart. In Leipzig, prime rents are running at € 7.00/m² and at € 7.50/m² in Dresden.

Great Britain Office Supply continues to decline, resulting in slightly lower vacancy rates (7.5 % for Central London, 5 % in the West End, 10 % in the City). In the West End of London, prime rents are now stable at £ 67.00/m². Slight rent increases have been achieved in the City, although high incentives are still on offer. The highest rent at present is £ 43/m².

Retail The rental market is stable, although some retailers are facing difficult market conditions. Nevertheless, investment demand remains high. Top yields in prime locations in London are approx. 4 %, and the corresponding figure for shopping centres is 5.25 %–5.85 %. Investors are focusing on shopping centres in secondary locations/cities, and consequently, prices have risen strongly.

Logistics The market for storage and industrial premises in Great Britain is marked by a stable supply/demand situation. Demand for investments continues to be high, particularly for modern premises in good locations. Top yields are running at approx. 5.5 %.

Residential Despite numerous negative predictions, the residential market has been stable with only a low level of monthly fluctuations during 2005. In general, the macro-economic situation is expected to remain positive; buyers will still be able to finance as interest rates are relatively low in Great Britain. Demand for buy-to-let properties has been falling slightly. Nevertheless, property prices, particularly in London, are still at a very high level, which does not hold out the prospect of any growth in the immediate future. Properties in secondary locations might experience price reductions or losses in value.

France Office The office market in Paris, the largest rental market in Europe, is seeing a stable rental performance (1.8 million m² from January to November 2005). As a result of the balanced situation between supply and demand, the vacancy rate is currently 6 %, which is low compared with other European markets. In recent months, prime rents have fallen by approx. 5 % to a level of € 54/m². The investment market is still very competitive. There is a shortage of office premises in prime locations, which are trading on yields of 4.75 %–5.0 %. The office market in the French regions has been relatively stable since 2002 with average rents of € 11/m²–€ 17/m². As a result of strong investor demand, yields are also falling outside the capital, and are running at a level of between 7.5 % and 9.5 % on a nationwide basis.

Retail The retail market in Paris is stable, with prime rents of up to € 415/m² on the "Rue du Faubourg St-Honoré" and "Avenue des Champs Elysées". Average rents are between € 50/m² and € 160/m². In mid-size and smaller cities, many new projects make for an active retail market. Shopping center project developments have increased, with a total of approx. 400 new projects in 2005, with expansions, developments or modernisations accounting for a majority (70 %). In French retail properties, an investment volume of more than € 1.1 billion is expected for 2005. Yields of around 5.0 % are achieved in traditional prime shopping locations, rising to 6.5 %–7.0 % in secondary locations and smaller cities.

Logistics The logistics property market was one of the most active sub-markets in 2005 with a high rental volume. Despite good rental demand, the trend in rents was slightly downward. Prime premises in Greater Paris are being let for around € 4/m²–5 €/m². The trend in the investment market is similar to that in the office market. Top yields are currently just below 8 %.

Residential The French residential property market has seen strong price increases since the year 2000 (approx. 50 % on average), one of the reasons being the low level of interest rates. The Paris market in particular is very active, with approx. 63,000 transactions in 2005 and average prices of € 4,000/m²–€ 7,000/m². At the top end of the market, prices in excess of € 10,000/m² are achieved in the 6th and 7th arrondissements and in the suburb of Neuilly.

US Office The US office market continued to show signs of improvement in 2005, with average yields rising in 60 out of the 69 main markets. As in the retail and residential sectors, the sub-markets of the west lead the field in terms of yields. The nation-wide average rent is US$ 18.44/m², and the average vacancy rate has declined by 1.4 % to 14.9 % since last year. Despite early signs of recovery, average yields achieved upon new rental have remained below the current average rents in some markets. The markets with the strongest demand were Austin, San Francisco, Orange County and San Diego.

Retail Consumer sentiment is still positive driving the expansion in retail. Project developers are focussing on "Lifestyle and Leisure Centres". The trend is positive, with growth in retail sales running above 6 % in virtually all sectors. Vacancy rates are mainly declining. First class premises are yielding around 5.0 %–5.5 %.

Logistics The industrial and logistics real estate market continued to perform well in 2005. In particular, the port and cargo terminal markets (e. g. on the East Coast) experienced a boom throughout 2005. Industrial vacancies decreased to approximately 10.4 %. In addition, improvements in the supply and demand balance (i.e. absorption exceeded completion) caused industrial rents to grow by 1.4 % during 2005. Leasing rates averaged 3.84 $/m².

Residential The residential property market is still characterised by a high degree of conversion of commercial property for residential use, which is taking some of the strain off of commercial markets. Markets peaked in 2005/2006 and are now headed down. This has resulted in falling prices in many sub-markets. Still, the mean value of residential prices in 2005 was around 12 % higher than the corresponding previous year figure.

Other strategically important markets

Spain A slight increase in office rents is reported for the two metropolitan areas of Madrid and Barcelona. The top rent in Madrid is currently approx. € 27/m², and approx. € 24/m² in Barcelona. Spain has one of the largest shopping centre markets in Europe (242 m² shopping centre retail space/1,000 inhabitants), which continues to expand strongly and features the fourth highest density in Europe after Great Britain, France and Germany. Top rents in inner city retail locations increased by 13 % (Madrid) and 15 % (Barcelona) during 2005, and are now running at approx. € 165/m² in Madrid and € 148/m² in Barcelona. As a result of the economy's positive performance, the logistics market is showing healthy growth. Top rents in Madrid and Barcelona are approx. € 7/m²–€ 8/m². Economic conditions have resulted in stronger demand for residential property in Spain. On the other hand, building activity in the cities has not been able to keep up with this development, resulting in sharply higher prices for the whole of Spain during the past two years, with prices of more than € 10,000/m² in Madrid and Barcelona.

Sweden In the year 2005, Stockholm was the focus of investment in office premises, accounting for more than half of all transactions. The average vacancy rate is 12 %, with office rents remaining relatively stable. However, rent increases have been reported for individual prime locations of Stockholm (current top rent € 33/m²). In the retail sector, there is evidence of a trend towards larger shopping centres, particularly through expansion of existing centres. Top rents are now approx. € 90/m². In the logistics market, supply is relatively limited and demand is moderate. Rents are stable, with rents topping at approx. € 8/m²–€ 9/m².

Italy Because of the negative prospects for the economy, the vacancy rate for office premises in Milan was approx. 8.2%, increasing slightly in 2005, whereas top rents stabilised (€ 38/m² in Milan, € 33/m² in Rome). As a result of the shortage of suitable investment products and the fierce competition, investors are increasingly entering secondary office markets. Italy still has one of the lowest shopping centre densities in Europe (146 m² shopping centre sales area/1,000 inhabitants). Investors and developers are increasingly focussing on products in central and southern Italy. Top retail rents in prime locations are running at a level of € 70/m²–€ 180/m² with a limited supply. The supply of modern logistics premises is still limited, and is concentrated in a small number of locations around Milan and Rome. Top rents of approx. € 5/m²–€ 6/m² are stable.

The Netherlands Amsterdam still has a very high vacancy rate of approx. 20%. Top rents of € 29/m² have increased by around 4.5% in 2005 despite only moderate rental turnover; however, in the previous five years, they had been declining slightly. Moderate consumer confidence continues to affect the retail sector with low turnover rates failing to inspire the rental market. This sub-market is characterised by a constant rental level. Top rents in prime locations, at € 130/m²–€ 150/m², are close to the European average. Rotterdam is also reporting relatively high vacancy rates in conjunction with moderate demand. Investments are still increasing in both metropolitan areas, with top yields of around 7.5% compared with 8.5% last year. Both industrial vacancy and rent rates remain stable.

Central and Eastern Europe (Poland, the Czech Republic, Hungary) Office rents continue to be stable in the capitals of Warsaw, Prague and Budapest. Because the markets in these cities are currently tenant markets, rent-free periods and grants for fitting-out costs are becoming more and more important when new rental agreements are signed. Top rents in Warsaw are currently running at approx € 21/m², the corresponding figure for Prague and Budapest being approx. € 19/m². In 2005, a transaction volume of more than € 3.7 billion was generated in the CEE region. Of this figure, Poland accounted for more than 40 transactions with a volume of approx. € 1.95 billion. Of this, more than 60% was invested in retail premises. Top rents for shopping centres remained mostly stable in 2005. The vacancy rates for most properties are far below 10%. In the logistics market, a certain amount of saturation is becoming apparent in the CEE region. Rents last year came under slight pressure. This market segment has also turned into a tenant market over the last year. Top rents are currently between € 4/m² and € 5/m².

Japan After the USA, Japan is the largest commercial property market in the world. Tokyo is by far the largest office property market in the world, ahead of London. The vacancy rate has declined to an all-time low (< 5.0%). As a result of the limited supply and constant demand, office rents during the past 12 months have increased by approx. 10%. Top rents are currently around JP¥ 8,221/m² (€ 59/m²). The marked difference between property yields (< 4% for prime premises) and financing costs has made the Japanese investment market even more attractive. The market for REITs ("Real Estate Investment Trusts") continues to expand strongly with the launch of the 14th REIT on the Tokyo stock exchange. The market capitalisation of the 14 Japanese REITs is approx. US$ 15 billion. Following 17 years of declining prices in the region of greater Tokyo, residential property prices have risen slightly for the first time in 2004/2005. On the other hand, the market for top quality apartments is very robust, with strong price increases in certain areas for rental properties and properties split into owner-occupied apartments.

China The two primary markets of Peking and Shanghai are reporting strong rental activity. Peking has a vacancy rate of approx. 10.5%, and demand is attributable mainly to relocations within the city. As a result of the low vacancy rate in the sub-market of Puxi (4.8%), (Shanghai CBD: 9.2%), tenants are occasionally encountering problems in locating adequate office premises. Rents are relatively stable in Peking (approx. US$ 28/m²) and are rising slightly in Shanghai (approx. US$ 30/m²–US$ 31/m²). Following the introduction of speculation periods and applicable taxes in 2005, there are signs of a slight slowdown in the Chinese residential property market. Sales figures and prices are stagnating in the three cities of Peking, Shanghai and Guangzhou. The rental market, driven by the increasing number of expatriates, is marked by strong demand for luxury apartments in Shanghai and Guangzhou. Rents are currently averaging US$ 21/m² in this segment.

Major legal and economic factors for our business

In the year under review, the Pfandbrief Law, which came into force on 19 July 2005, had a major impact on the business of the Hypo Real Estate Group. As a result of this law, the group of potential Pfandbrief issuers has increased, as the special bank principle has been abolished. Accordingly, all banks which are in possession of a Pfandbrief licence issued by the Bundesanstalt für Finanzdienstleistungsaufsicht and thus meet certain minimum requirements, are permitted to issue Pfandbriefe. On the other hand, new possibilities have opened up for lending activities for the traditional mortgage banks. They may now conduct all banking business.

The Hypo Real Estate Group has taken the change in the law as the opportunity for its restructuring which was announced on 10 August 2005, and has thus immediately taken advantage of the possibilities provided by the new law. Consistent utilisation of this opportunity will further enhance the Group's competitiveness and market position. As early as 1 January 2006, virtually all necessary measures had been implemented to benefit from the advantages provided by the new legislation right from the very beginning. The details of this restructuring are explained more extensively in the chapter "New Corporate Structure since 1 January 2006".

Company-specific conditions

Organisational and legal structure of the Group

In the year under review, the Group structure of the Hypo Real Estate Group consisted of the parent company Hypo Real Estate Holding AG and three independent operational subsidiary banks. The holding company is responsible for the business policy and strategic management of the Group.

In the year under review, the subsidiaries were responsible for three precisely defined business segments:

- Hypo Real Estate Bank International, based in Dublin, is responsible for commercial structured real estate financing business in all international markets. Furthermore it oversees the business segment capital markets and provides asset management services amongst others.
- The main business of Württembergische Hypothekenbank, Stuttgart, is Pfandbrief-based commercial real estate financing in all international markets.
- Hypo Real Estate Bank AG, Munich, engages in commercial real estate financing in the German market.

The business segments were reshuffled as part of restructuring effective 1 January 2006. In preparing for this restructuring, which is explained in greater detail in the chapter "New Corporate Structure since 1 January 2006" changes in the management structure of the Hypo Real Estate Group were effected.

Thus Hypo Real Estate Holding AG's Management Board has accordingly been expanded as of 1 December 2005. Stephan Bub was appointed to the Management Board of Hypo Real Estate Holding AG, where he is responsible for Public Finance and Capital Markets activities. The changes in the management structure in the year under review at the subsidiary banks are presented in detail in the chapters "Major Events" of the relevant business segments.

Management concept The concept used by Hypo Real Estate Holding AG as the parent company for managing the Hypo Real Estate Group aims to enhance the value of the Hypo Real Estate Group. The value of the Group increases when return on equity of a control unit exceeds the capital costs, currently the group-wide average is at approx. 7.5 %. The business segments constitute the control units.

In calculating return on equity, net income under IFRS is set against average equity (excl. AfS reserve and cash flow hedge reserve). Capital costs constitute the theoretical costs of equity. They represent the marginal cost rate for existing and future risk taking. The profitability of new business and the existing portfolio is investigated, with due consideration being given to the specific risk, by comparing return on equity with capital costs. As an additional condition for managing equity, it is also necessary to ensure that the regulatory requirements and the requirements of the rating agencies concerning the minimum capitalisation are satisfied.

Productivity is measured in terms of the cost-income ratio. The cost-income ratio is the ratio between general administrative expenses and operating revenues, consisting of interest income, commission income, net trading income, net income from investments and the balance of other operating income/expenses.

In addition, non-financial performance indicators are very important in the Hypo Real Estate Group. These are described in detail starting on page 43.

Management structure of Hypo Real Estate Group

as of 31.12.2005

Management Board of Hypo Real Estate Holding AG
Georg Funke (CEO)
Stephan Bub | Dr. Paul Eisele | Dr. Markus Fell | Frank Lamby

Management Board of Hypo Real Estate Bank International Dublin
Stephan Bub (CEO)
James Campbell
Eckehard Dettinger-Klemm (until 31.12.2005)
Jürgen Fenk (until 31.12.2005)
Tom Glynn (Deputy CEO)
Heather Nesbitt

Management Board of Württembergische Hypothekenbank AG Stuttgart
Dr. Paul Eisele (Spokesman)
Jürgen Fenk
Dr. Robert Grassinger (Deputy Spokesman)
Friedrich-Wilhelm Ladda
Bettina von Oesterreich
Manfred Weil

Management Board of Hypo Real Estate Bank AG Munich
Frank Lamby (Spokesman)
Manuela Better
Reinhold Güntner (Deputy Board Member)
Frank Hellwig

Segments and main locations

■ Hypo Real Estate Holding AG ■ Hypo Real Estate Bank International ■ Württembergische Hypothekenbank AG ■ Hypo Real Estate Bank AG


North America
New York
Europe
Stockholm
Gothenburg
Copenhagen
Dublin
Amsterdam
Hamburg
London
Laren
Dortmund
Düsseldorf
Berlin
Luxembourg
Paris
Stuttgart
Munich
Zurich
Geneva
Milan
Madrid
Lisbon
Asia
Tokyo
Hong Kong

Products and business processes

The focal point of the Hypo Real Estate Group is in the commercial real estate financing business. Through its subsidiaries, branches and representative offices, the Group has established a presence in all major real estate markets throughout the world. The Hypo Real Estate Group provides customised, high-quality and innovative financial products and derivatives to international investors, real estate groups and developers. The product range of the Hypo Real Estate Group also includes financing products such as senior lending, mezzanine financing, portfolio financing as well as syndications, securitisation and capital markets products. Its business is mainly transaction-driven. This means that the first step is to investigate the profitability of every property to be financed, based for instance on existing rental agreements and the credit-worthiness of the tenants. A whole series of additional risk management instruments is used before a transaction is eventually concluded. This is clear commitment to so-called transaction banking. Nevertheless, for the Hypo Real Estate Group, it is very important and essential to place emphasis on relations with its customers, which are excellent and often of many years standing.

The Group as an employer

Overall, the number of employees continued to decline slightly last year. As of 31 December 2005, 1,233 persons were employed in the Hypo Real Estate Group, compared with 1,311 last year. At Hypo Real Estate Bank International, the number of employees amounted to 452 at year end (504), and the corresponding figures at

Hypo Real Estate Bank AG and Württembergische Hypothekenbank AG were 520 (592) and 197 (171) respectively. The number of employees in the holding company has risen to 64 during the year (44), because the holding company has taken on a stronger management function. Approximately 35% of employees work abroad, most of whom are local employees. 44.8% of employees are female, 55.2% are male. A further welcome aspect is that a female member of the Management Board is represented in all major subsidiaries.

Structure of workforce of Hypo Real Estate Group 2005

as of 31.12.2005


Male 681
Female 552
Total 1,233

A key aspect of personnel work last year was the process of supporting the restructuring of the Group in Dublin and Stuttgart. Members of the Management Board, senior executives and employees have demonstrated significant flexibility and mobility within the framework of the changes and relocations of tasks. This is not only a reflection of a high degree of loyalty of the work force with regard to the Group; it is also a reflection of the corporate culture which is open and willing to embrace changes and which also stands for rapid and careful coping with the tasks which accompany the changes.

If jobs have been lost at individual locations and in individual functions, it has been possible for alternative positions to be found for many employees within the Group, or mutually acceptable solutions have been found with the affected employees.

A further key aspect of personnel work was the definition and creation of a group of key functions which are particularly important for the business success or implementation of the strategic aims of the Group. The aspect of staff retention, qualifications and succession planning will be in the future particularly assured for this group, which consists of persons from all groups and hierarchy levels. When new persons are appointed to key functions, the company's philosophy is to provide good development opportunities to internal candidates and also to use external recruitment to ensure that a continuous culture of renewal and innovation is encouraged. Last year, the Group recruited new employees for various management and specialist functions in the various entities. The experience gained in the course of recruitment discussions has shown that the companies in the Group enjoy the reputation of being a preferred employer.

A third major point of the Group-wide Human Resources activities was the harmonisation of existing compensation systems with the central aim of expanding variable compensation. Throughout the Group, the total compensation of employees consists of a fixed salary and a variable bonus content; the bonus itself is calculated on the basis of performance in terms of meeting individual objectives and also with due consideration being given to the success of the overall Group or the relevant subsidiary. Overall compensation, comprising the fixed salary and variable bonus, is based on market salaries. The Hypo Real Estate Group expects to see above-average commitment and above-average achievement from all employees. Accordingly, the variable compensation in particular may be above-average.

The proportion of variable compensation differs according to region/country and also according to extent of responsibility. In Germany and in most European countries, the percentage can be between 10% and 50% of overall compensation. In the Anglo-Saxon world (UK and the USA), the percentage of variable compensation may also be several times the fixed salary for selected sales functions. Overall, wages and salaries for financial 2005 amounted to € 164 million, including € 65 million (39.6%) profit-related variable compensation.

We should like to thank the employees for their commitment, dedication and the will to succeed, which has enabled this result to be achieved. We should particularly like to thank the staff representatives, who safeguard the interest of employees in Germany, the Group's Works Council and also the works councils of the banks.

Sustainability

Responsibility, integrity professionality – the Hypo Real Estate Group's business principles apply to all companies in the Group, and are a major factor in the success of our business. Transparent structures, clearly communicated corporate objectives and consistent implementation of such objectives result in sustained benefit for customers and investors.

In addition to the professional way in which economic factors are incorporated in entrepreneurial decisions, the sustained success of the company is also determined by the incorporation of non-financial performance indicators.

An important part of our corporate culture is our relationship with customers and investors, with employees and other interest groups. Thus of the Group's General Credit Guidelines include ethical principles for extending financing; these are also consistent with the code of conduct which applies to all employees. However, this corporate culture also involves a perceived commitment to the environment and society as a whole.

One example of the social commitment of the Hypo Real Estate Group are its foundations, which support cultural and scientific projects.

For instance, the Hypo Real Estate Foundation awards an architecture prize for exemplary commercial buildings under the patronage of the Federal Minister for Transportation, Building and Housing and the Federation of German Architects every two years. Production facilities, commercial and industrial buildings are eligible, an field, in other words, which is normally not considered in aesthetic, ecological and social terms. In this way, the Hypo Real Estate Group faces up to its responsibility for the environment and acts accordingly.

The protection of natural resources is a major basis of sustainable economic growth and social prosperity. In the Hypo Real Estate Group, care is taken to ensure that corporate activity contributes to an environment which is worth living in and preserves it. Specific objectives in this field have already been implemented by segments of the Group, for instance dedicated co-operation with manufacturers and suppliers which meet defined environmental protection requirements and which are correspondingly certified. The aim is to reduce strain on the environment by means of sensible and economically viable measures. The Hypo Real Estate Group has already considered some of the possible measures. For instance, it will promote reducing consumption of paper and will encourage greater use of paper-saving structures that reduce the amount of paper which is used. In addition, co-operation with environmentally certified service providers and the use of modern energy-saving equipment will be enhanced and made part of a systematic approach. All of these efforts of the Hypo Real Estate Holding AG have been recognised, as is evidenced by its inclusion in the major sustainability indices, such as the FTSE 4 Good and the Dow Jones Sustainability Index.

Hypo Real Estate Group

Major events

The year under review was extremely successful for the Hypo Real Estate Group. The expectations set for the year 2005 were all attained or exceeded. Though the situation was not easy in many markets, considerably more new business was taken on in all markets subject to strict risk guidelines. This ambitious aim has been realised as a result of structures and processes being consistently focussed on the business model, e.g. the platform organisation in Hypo Real Estate Bank International and the closer co-operation between Hypo Real Estate Bank International and Württembergische Hypothekenbank.

Accordingly, in view of the positive development at the point at which the intended re-organisation of the Group was announced in the interim report for the period ended 30 June 2005, the Management Board considered that it was justified in stating that the originally communicated full-year target would be met, even though this involves a one-off expense of between € 30 million and € 35 million. At the end of the year, net income before taxes came in within the target range at € 408 million even after restructuring expenses of € 34 million attributable to the re-organisation to form the new Group structure which is effective since January 2006; the corresponding adjusted return on equity after taxes was 7.4 %.



Development in earnings

The Hypo Real Estate Group was able to continue its success through financial year 2005. Excluding restructuring expenses, the Group generated net income before taxes of € 442 million, in conjunction with a return on equity after taxes (adjusted for the deferred tax effects from capitalised losses carried forward) of 8.0%, and is thus at the upper end or above the target ranges specified at the beginning of the year (net income before taxes: € 400 million to € 425 million; return on equity after taxes: 7.5 % to 8.0%).


Operating revenues
in € million
Annual Figures
Budget
1,000
900
800
700
600
737
835
895–915
909
2003
2004
2005


Net income before taxes
in € million
Annual Figures
Budget
500
400
300
200
100
156
221
400–425
442
2003
2004
2005

Boosted by strong new real estate financing business, operating revenues reached € 909 million, and are running within the target range of € 895 million to € 915 million. Additions to provisions for losses on loans and advances amount to € 149 million, which is much lower than the budgeted figure (€ 190 million to € 180 million); this is due mainly to the further improved portfolio quality, compared with previous year. General administrative expenses of € 317 million were just above the budgeted range of up to € 315 million. This is attributable primarily to additional costs incurred ahead of the re-organisation and adjustment of bonus provisions.

Budget

		2005	Budget 2005
Operating performance			
Operating revenues	in € million	909	895 to 915
Provisions for losses on loans and advances	in € million	149	190 to 180
General administrative expenses	in € million	317	315 to 305
Net income/loss before taxes	in € million	408	400 to 425
Key ratios			
Return on equity after taxes [1]	in %	7.4	7.5 to 8.0
Cost-income ratio (based on operating revenues)	in %	34.9	35.2 to 33.3

[1] Excluding the effects from capitalised losses carried forward

Key Financials

		2005	2004
Operating performance			
Operating revenues	in € million	909	835
Net interest income	in € million	685	683
Net commission income	in € million	125	94
Net trading income	in € million	27	11
Net income from investments	in € million	67	47
Balance of other operating income/expenses	in € million	5	–
Provisions for losses on loans and advances	in € million	149	276
General administrative expenses	in € million	317	315
Balance of other income/expenses	in € million	–35	–23
Net income/loss before taxes	in € million	408	221
Net income/loss [1]	in € million	313	168
Key ratios			
Return on equity after taxes [1]	in %	7.4	4.0
Cost-income ratio (based on operating revenues)	in %	34.9	37.7
Key indicators		31.12.2005	31.12.2004
Total volume of lending	in € billion	92.4	99.1
Risk assets compliant with BIS rules	in € billion	56.3	51.0
Core capital ratio compliant with BIS rules [2]	in %	7.8	8.3
Employees		1,233	1,311

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Compared with last year, the development of earnings at the Hypo Real Estate Group is as follows:

Operating revenues Operating revenues improved from € 835 million in previous year to € 909 million. Net interest income was virtually unchanged at € 685 million (2004: € 683 million). In the course of the year, the Group has succeeded in compensating for the negative impact on earnings relating to the downsizing of the domestic portfolio by generating strong new real estate financing business, although the new business has not yet been completely drawn and is accordingly not yet fully generating interest. As a result of the strong level of new business and new structured capital market solutions, net commission income has improved considerably from € 94 million to € 125 million. Net trading income has more than doubled to € 27 million (previous year € 11 million), which underlines the successful activities in the Capital Markets unit, which only commenced operations at the beginning of 2004. As far as net income from investments is concerned, the Hypo Real Estate Group was able to take advantage of favourable market conditions to realise capital gains. Net income from investments thus amounted to € 67 million, after € 47 million in the previous year. The balance of other operating income/expenses is € 5 million (2004: € 0 million).

Provisions for losses on loans and advances The requirement for provisions for losses on loans and advances has declined considerably compared with last year. The addition is currently € 149 million and thus € 127 million lower than the corresponding previous year figure (€ 276 million), which still included € 130 million risk shelter provided by HVB AG. If this risk shelter is disregarded, the addition declined by € 257 million compared with last year. This demonstrates in particular the success of the portfolio streamlining at Hypo Real Estate Bank AG and also the risk-sensitive new business policy.

Net interest income after provisions for losses on loans and advances totalled € 536 million, after € 407 million last year.

General administrative expenses Under general administrative expenses, the savings at Hypo Real Estate Bank AG attributable to restructuring are offset by higher expenses arising from international expansion and the process of establishing the Capital Markets unit. Accordingly, general administrative expenses are virtually unchanged compared with last year at € 317 million (previous year: € 315 million); however, the cost-income ratio has improved to 34.9 %, compared with 37.7 % last year.

Balance of other income/expenses The balance of other income/expenses amounted to € –35 million, and included restructuring expenses of € 34 million attributable to the re-organisation to form the new Group structure, which is effective since January 2006, and € 1 million for other tax expenses. The previous year figure (€ –23 million) included budgeted expenses of € 21 million attributable to the restructuring of Hypo Real Estate Bank AG.

Net income before taxes Excluding restructuring expenses, the Hypo Real Estate Group generated net income before taxes of € 442 million, and thus doubled the previous year figure (net income before taxes: € 221 million). If the one-off additional expense of € 34 million attributable to the re-organisation is taken into consideration, net income before taxes is € 408 million.

Taxes on income Income tax expense is € 49 million (compared with a tax income of € 50 million in 2004) and is split into actual tax expenses of € 86 million (2004: € 60 million) and deferred tax income of € 37 million (2004: € 110 million). On balance, in 2005 the capitalisation of losses carried forward and their utilisation has resulted in a deferred tax income of € 46 million.

A deferred tax income of € 64 million has resulted from the capitalisation of losses carried forward particularly at Hypo Real Estate Bank AG and Hypo Real Estate Holding AG; this is partially offset by deferred tax expenses of € 18 million attributable to the capitalised tax assets on losses carried forward which were set aside in the year 2004.

Net income If the deferred taxes from capitalised losses carried forward in the amount of € 46 million are disregarded, net income amounted to € 313 million. Last year, in which losses carried forward were capitalised in the amount of € 103 million, adjusted net income amounted to € 168 million. Including the effects from capitalised losses carried forward, net income after taxes amounted to € 359 million.

Following the successful squeeze-out at Württembergische Hypothekenbank, there are no longer any minority interests in net income; net income is now fully attributable to the equity holders.

Total volume of lending


in € billion
120
90
60
30
0
107.4
99.1
92.4
31.12.2003
31.12.2004
31.12.2005

Development in assets

Total assets of the Hypo Real Estate Group amounted to € 152.5 billion as of 31 December 2005, after € 148.1 billion last year. Accordingly, loans and advances declined by € 4.8 billion in the course of the sharp downsizing in public sector loans at the business segment Hypo Real Estate Germany, no longer consistent with the Group's strategy. This was opposed by extended trading activities, particularly in the Capital Markets unit, resulting in higher trading assets (€ + 4.2 billion) as well as higher financial investments (€ +3.0 billion). Overall, public sector loans drawn declined by € 7.6 billion. Real estate financing drawn increased by € 3.1 billion as a result of strong new business.

Contingent liabilities included in total volume of lending amounted to € 2.6 billion (31 December 2004: € 4.6 billion). Compared to previous year, these comprise much reduced guarantee obligations of € 1.2 billion provided by Hypo Real Estate Bank International vis-à-vis HVB AG as part of the synthetic transfer of the real estate financing portfolio "Western Europe".

Consistent with the Group's strategy, in the course of the downsizing of public sector loans, the total volume of lending declined overall to € 92.4 billion as of the end of 2005, after € 99.1 billion last year (€ – 6.7 billion).

Loan portfolio development The loan portfolio, which unlike the documentary total volume of lending in the following also includes loan commitments and securities, and which forms the basis for management, amounted to € 123.2 billion as of 31 December 2005. Net of maturities and repayments, the total portfolio increased by € 2.8 billion compared with 31 December 2004. The portfolio of real estate financing increased by € 5.4 billion. On the other hand, public sector financing was reduced by a further € 8.2 billion compared with 31 December 2004, in line with the Group's strategy. A total of € 65.1 billion (53 %) was attributable to real estate financing, and € 58.1 billion (47 %) was attributable to public sector financing, incl. bonds and debt instruments.

The volume of new business in real estate financing generated in 2005 amounted to € 22.3 billion, considerably exceeding the announced target for the year. Generation of new business also increased considerably compared with the figure of € 12.6 billion as of 31 December 2004.

Development in the financial position

Diversified funding options are available to the Hypo Real Estate Group through its individual business segments; these are used depending on the individual requirements. Each operating segment accordingly maintains its own capital market presence and a separate rating. The capital structure of the Group is sound, and all current obligations are met.

Total liabilities of the Group amounted to € 149.3 billion at the end of 2005, after € 145.3 billion last year. Securitised liabilities declined by € 3.8 billion; on the other hand, deposits from other banks and amounts owed to other depositors, increased by € 5.2 billion. The use of shorter-term funding, in particular, made it possible to dispense with surplus cover, resulting in an overall reduction in funding costs in the Group.

The maturity structure of liabilities is well balanced. Derivatives are used as part of asset/liabilities management to hedge risks. Interest derivatives are the most important factor in this respect. Due to expanded trading activities the trading liabilities also increased (€ +2.8 billion).

Equity (excluding revaluation reserve) amounted to € 4.6 billion compared with € 4.3 billion in 2004. Following the successful "squeeze-out" at Württembergische Hypothekenbank as of 31 December 2005, there are no longer any minority interests in shareholders' equity.

AfS reserve and cash flow hedge reserve have been disregarded in calculating return on equity.

Regulatory indicators compliant with BIS rules[1] As of 31 December 2005, Hypo Real Estate Group reports in accordance with bank regulatory requirements (according to BIS) a solid equity backing. Core capital slightly increased to € 4.4 billion (2004: € 4.2 billion); supplementary capital remained unchanged at € 1.9 billion. Total equity funds thus amounted to € 6.3 billion, up from € 6.1 billion in the previous year. There was no Tier-III capital on the reference date of the financial statements.

Risk assets increased in course of the year by € 5.3 billion to € 56.3 billion and are thus within the range, expected by year end. The increase primarily reflects the strong new business.

Risk assets compliant with BIS rules


in € billion
Year-end Figures
Budget
60
55
50
45
40
51.9
51.0
56.0–57.0
56.3
31.12.2003
31.12.2004
31.12.2005

Due to the increased risk assets and nearly unchanged capital, the core capital decreased from 8.3 % last year to 7.8 %; the equity funds ratio declined to 10.8 %, after 11.7 % last year.

Risk assets compliant wih BIS rules

in € billion	31.12.2005	Budget 2005
Risk assets	56.3	56.0 to 57.0

[1] The BIS ratios were established independently on a voluntary basis.

Business segment Hypo Real Estate International

Major events

The financial year 2005 saw a very positive development in new business. A performance of € 15.1 billion is indicative of the success of the platform strategy introduced at the beginning of 2005. This sales success was achieved in all sales platforms, namely Europe, the USA and in the still young Asian platform, and is thus broadly based. The platform strategy's flexibility is also evident in markets which have been opened up for the first time, such as Russia, and in product innovations such as financing under Islamic law.

The ratings of Hypo Real Estate Bank International have not changed during 2005, and were confirmed in August 2005 when details of the restructuring were presented.

As part of the process of restructuring Hypo Real Estate Bank International and in preparation the conversion to Hypo Public Finance Bank in Dublin the following personnel changes in the board of Hypo Real Estate Bank International as of 1 January 2006 have taken place as scheduled:

Resignations Kurt F. Viermetz (Chairman), Stephen Musgrave, Thomas S. Quinn (all three non-executive members of the Board) and Georg Funke (CEO) stepped down from their office as member of the Board as of 30 September 2005. John Donnelly (non-executive member of the Board), Eckehard Dettinger-Klemm and Jürgen Fenk (both executive member of the Board) stepped down as of 31 December.

Change of duties Stephan Bub assumed the function of CEO as of 1 October 2005, Dr. John Bourke is now Vice Chairman (non-executive member of the Board), Dr. Markus Fell has stepped down as CFO and has assumed the function of a non-executive member of the Board.

New appointments The following persons have been appointed to the Board of Hypo Real Estate Bank International as of 1 October 2005: Dr. Paul Eisele as Chairman (non-executive member of the Board), Tom Glynn as Deputy CEO, Heather Nesbitt as CFO and James Campbell as COO.

Development in Earnings


Net income before taxes
in € million
Annual Figures
Budget
350
275
200
125
50
87
195
250–270
288
2003
2004
2005

In 2005, Hypo Real Estate International business segment succeeded in further expanding its market position as one of the leading providers of innovative structured finance concepts for commercial real estate transactions as a result of strong new business. Net income before taxes was € 288 million, and is considerably higher than the target of € 250 million to € 270 million for the year 2005.

Budget

in € million	2005	Budget 2005
Net income before taxes	288	250 to 270



Key Financials

		2005	2004
Operating performance			
Operating revenues	in € million	463	365
Net interest income	in € million	287	224
Net commission income	in € million	135	126
Net trading income	in € million	27	11
Net income from investments	in € million	12	3
Balance of other operating income/expenses	in € million	2	1
Provisions for losses on loans and advances	in € million	11	33
General administrative expenses	in € million	163	136
Balance of other income/expenses	in € million	–1	–1
Net income/loss before taxes	in € million	288	195
Net income/loss [1]	in € million	228	148
Key ratios			
Return on equity after taxes [1]	in %	13.0	10.1
Cost-income ratio (based on operating revenues)	in %	35.2	37.3
Key indicators		31.12.2005	31.12.2004
Total volume of lending	in € billion	20.1	17.8
Risk assets compliant with BIS rules	in € billion	21.2	17.3
Core capital ratio compliant with BIS rules [2]	in %	8.9	9.2
Employees		452	504

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Compared with the previous year, net income before taxes increased by € 93 million to € 288 million. After taxes, net income adjusted for a deferred tax expense from capitalised losses carried forward in the amount of € 1 million, was € 228 million (previous year: € 148 million), which is equivalent to an increase in return on equity from 10.1% in 2004 to 13.0%.

The increase in operating revenues from € 365 million last year to € 463 million reflects in particular the strong volume of new business in real estate financing. Although the new business has not yet been fully drawn and is thus not yet fully generating interest, net interest income rose strongly in the course of the year and is € 287 million, compared with € 224 million in 2004. Net commission income of € 135 million is up € 9 million compared with the previous year (2004: € 126 million). The successful activities in the Capital Markets unit are demonstrated mainly in net trading income of € 27 million; net trading income thus more than doubled compared with the previous year (€ 11 million), when the unit was still being set up. Net income from investments in the amount of € 12 million (2004: € 3 million) was generated as a result of utilising favourable market conditions and deploying the securities portfolio.

No individual allowances occurred in 2005, nor had they in the previous year. Accordingly, only portfolio-based allowances were added to provisions for losses on loans and advances (€ 11 million; 2004: € 33 million); this underlines the risk-sensitive new business policy.

General administrative expenses increased from € 136 million last year to € 163 million, which is attributable to the international expansion of business and the newly established Capital Markets unit. Due to an increase in operating revenues, the cost-income ratio has nevertheless improved to 35.2%, compared with 37.3% in 2004.

Development in assets

The development in assets at the business segment Hypo Real Estate International is characterised by strong new business. Consequently, the total volume of lending has increased from € 17.8 billion to € 20.1 billion. Loans and advances have increased by € 5.8 billion to € 17.7 billion, in line with the overall strategy. Contingent liabilities included in total lending volume amounted to € 2.5 billion, compared with € 6.0 billion last year and comprise much reduced guarantee obligations of Hypo Real Estate Bank International vis-à-vis HVB AG of € 1.2 billion, which were provided as part of the synthetic transfer of the real estate financing portfolio "Western Europe". Trading activities have been further extended in the financial year. In consequence, trading assets increased from € 1.5 billion to € 5.7 billion. Overall, total assets are € 33.3 billion, after € 23.1 billion last year.


Total volume of lending
in € billion
20
15
10
5
0
15.9
17.8
20.1
31.12.2003
31.12.2004
31.12.2005

Loan portfolio development The loan portfolio, which in the following, unlike the total volume of documentary, also includes loan commitments and securities and which is the basis for management, amounted to € 28.4 billion as of 31 December 2005. After maturities and repayments, the total portfolio increased by € 5.6 billion, compared with 31 December 2004. The figures also include a transaction of € 0.6 billion in Great Britain, which is entered in the accounts of Württembergische Hypothekenbank but which is guaranteed by Hypo Real Estate Bank International. Of the overall portfolio, € 22.6 billion (80%) is attributable to real estate financing, and € 5.8 billion (20%) is attributable to public sector financing including bonds and debt instruments which are held by Hypo Pfandbrief Bank International (HPBI) (see also the following diagrams).

68% of the real estate financing portfolio is based in Europe, mainly in Great Britain, France, Spain, Italy, Scandinavia and the CEE countries. America/Asia accordingly account for 32% of the portfolio. The term "Other" comprises financing in Switzerland, Belgium, etc. None of these countries accounts for more than 1% of the total portfolio. Business activities were expanded this year to include Russia and Turkey. The portfolio breakdown based on financed property types is dominated by office buildings and retail premises as well as commercial residential property, in line with the overall strategy.

The volume of new real estate financing business generated with professional investors and developers in 2005 amounted to € 15.1 billion, considerably exceeding the original budget. The generation of new business thus was also much higher than the figure of € 9.8 billion as of 31 December 2004. This was attributable to business in Europe (€ 9.6 billion) and business in America/Asia (€ 5.5 billion). Accordingly, it was possible for the real estate financing portfolio to expand considerably despite the reductions attributable to the high premature repayments.

The transactions were characterised by a sound risk and reward ratio. Across all new real estate financing businesses, the return was more than 14%.

Breakdown of the loan portfolio

as of 31.12.2005


Real estate financing 80%
Public sector financing 20%

Real estate financing portfolio by region

as of 31.12.2005


Italy 3%
The Netherlands 1%
US 28%
Great Britain 21%
Germany 4%
Japan 4%
Other 4%
CEE[1] 6%
Scandinavia 6%
Spain 9%
France 14%

[1] The CEE mainly comprises Hungary, Poland and the Czech Republic

Real estate financing portfolio by type of property

as of 31.12.2005


Hotels 3%
Office buildings 42%
Logistics/ warehousing 4%
Other 9%
Retail 16%
Residential 26%

Development in the financial position

Liabilities at the business segment Hypo Real Estate International increased from € 21.5 billion to € 31.4 billion. On the one hand this is attributable to the expansion in trading activities. Trading liabilities increased by € 2.8 billion to € 3.8 billion. On the other hand, deposits from other banks and amounts owed to other depositors as well as securitised liabilities increased by € 7.0 billion to € 25.3 billion. The increase (deposits from other banks and amounts owed to other depositors: € +3.9 billion; securitised liabilities: € +3.1 billion) mainly reflects strong new business. In 2005, the segment used a wider range of funding geared to specific needs:

MTN programme Under "Medium Term Note" programme, which was increased to € 15 billion, Hypo Real Estate Bank International issued a total of € 3.5 billion in 2005 in various tranches, including two benchmark bonds, one € 1.3 billion "Floating Rate Note" with a term of three years and one US$ 0.5 billion "Floating Rate Note" with a term of five years. The €, US$, GB£ and JP¥ tranches were placed successfully, and increasingly also in Western Europe. Thus, Hypo Real Estate Bank International as a whole has achieved broad regional investor diversification. Investors are widely spread, and comprise banks, money market funds, investment funds, pension funds, financial service providers as well as insurance companies.

ECP programme In September 2004, the bank enhanced its funding portfolio with a € 3 billion "Commercial Paper" programme, under which further tranches were issued in 2005. At the end of the year, the funding volume under the programme amounted to a total of € 1.2 billion.

CD programme In June 2005, Hypo Real Estate Bank International issued a € 2 billion "Certificats de Dépôts" programme under French law, and thus succeeded in expanding its funding base even further. As a result of the strong demand, a total of € 0.5 billion was successfully placed by the end of 2005.

Hypo Pfandbriefbank International Hypo Pfandbriefbank International S.A. (HPBI) further strengthened its position in the European "Pfandbrief" market ("lettre de gage") in 2005. Among other things, it is responsible for sales and processing of the bonds issued under the MTN programme of Hypo Real Estate Bank International.

Business segment Württembergische Hypothekenbank

Major events

Württembergische Hypothekenbank considerably exceeded its target for new business in 2005. Total new business amounted to € 4.4 billion, a performance of 176 %. Most activities were conducted in the core markets of Western Europe and the USA.

In order to further optimise the Group structure, it was decided that the outside shareholders (accounting for round 2 %) would be squeezed out in 2005; this squeeze-out was implemented in 2005, and Württembergische Hypothekenbank is now a wholly-owned subsidiary of Hypo Real Estate Holding.

The extremely favourable development in business combined with the convincing risk structure has also had a positive impact on the rating. Moody's upgraded its long-term rating in June 2005 from A3 to A2, it raised its short-term rating from P-2 to P-1 and the outlook was set to stable.

In the Management Board of Württembergische Hypothekenbank AG, Dr. Robert Grassinger and Manfred Weil were appointed as ordinary members of the Management Board on 14 March 2005 from their former positions as deputy members. In addition, Dr. Robert Grassinger was appointed deputy spokesman of the Management Board. Bettina von Oesterreich and Jürgen Fenk were appointed members of the Management Board as of 1 October 2005.

Development in earnings

Net income before taxes

in € million
Annual Figures
Budget
80
70
60
50
40
54
60
65–70
76
2003
2004
2005

With its many years of experience in "Pfandbrief" business as a funding instrument for mortgage-backed loans, Württembergische Hypothekenbank again proved a sound pillar of earnings for the Hypo Real Estate Group. Net income before taxes of € 76 million was considerably higher than the budgeted target for the year of € 65 million to € 70 million and was € 16 million higher than the previous year figure (€ 60 million).

Net income increased to € 75 million (previous year: € 59 million) which corresponds to an improved return on equity of 11.0 % (2004: 9.0 %). The income tax expense of € 1 million is attributable to tax audits; Württembergische Hypothekenbank does not incur any other current

Budget

in € million	2005	Budget 2005
Net income before taxes	76	65 to 70

taxes on income, which is a result of the profit and loss transfer agreement with Hypo Real Estate Holding AG.

New business at Württembergische Hypothekenbank also boosted operating revenues, which increased from € 116 million last year to € 129 million. Net interest income was € 122 million, € 14 million higher than last year's figure (€ 108 million). Net commission income was € –9 million, after € –6 million in 2004. Net income from investments (€ 16 million) is only slightly higher than the corresponding previous year figure (€ 14 million).

The addition to provisions for losses on loans and advances amounted to € 18 million, which was lower than the corresponding previous year figure (€ 23 million) and exclusively relates to the domestic lending business.

General administrative expenses increased only slightly from € 33 million in 2004 to € 35 million; this includes expenses which have to be viewed in connection with the new Group structure. Nevertheless, the cost-income ratio improved to 27.1 % (2004: 28.4 %).

Key Financials

		2005	2004
Operating perfomance			
Operating revenues	in € million	129	116
Net interest income	in € million	122	108
Net commission income	in € million	–9	–6
Net trading income	in € million	–	–
Net income from investments	in € million	16	14
Balance of other operating income/expenses	in € million	–	–
Provisions for losses on loans and advances	in € million	18	23
General administrative expenses	in € million	35	33
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	76	60
Net income/loss	in € million	75	59
Key ratios			
Return on equity after taxes	in %	11.0	9.0
Cost-income ratio (based on operating revenues)	in %	27.1	28.4
Key indicators		31.12.2005	31.12.2004
Total volume of lending	in € billion	19.5	20.5
Risk assets compliant with BIS rules	in € billion	12.4	10.1
Core capital ratio compliant with BIS rules [1]	in %	6.3	7.1
Employees		197	171

[1] As per approved annual financial statements

Financial Review

Development in assets

Total volume of lending

in € billion

Date	Value
31.12.2003	19.1
31.12.2004	20.5
31.12.2005	19.5

At Württembergische Hypothekenbank, loans and advances declined by € 1.1 billion as a result of high repayments. As of 31 December 2005, the total volume of lending amounted to € 19.5 billion, after € 20.5 billion last year. Nevertheless, segment assets increased by € 3.8 billion, as liquidity is already being maintained in view of the expected expansion of new business as part of the transfer of the international business of Hypo Real Estate International, Dublin.

Loan portfolio development The loan portfolio, which unlike the documentary total volume of lending in the following also includes loan commitments and securities and which is the basis for management, amounted to € 27.5 billion as of 31 December 2005. After maturities and repayments, the total portfolio increased by € 0.5 billion compared with 31 December 2004. Of this figure, € 12.7 billion (46%) is attributable to real estate financing and € 14.8 billion (54%) is attributable to public sector financing including bonds and debt instruments (see also the following diagrams).

The international content of the real estate financing is now 68%, compared with 62% at the end of 2004, and in regional terms is split mainly across Great Britain, France, Scandinavia, the Netherlands and the USA. Breaking down the entire real estate financing portfolio by type of property financed office buildings, dominate, as do mainly commercial residential buildings and retail premises.

The volume of new real estate financing business amounted to € 4.4 billion in 2005, and was thus considerably higher than the forecast volume. It was generated almost exclusively in the international markets of Western Europe and the US. New business is thus considerably higher than the previous year's figure of € 2.5 billion. Overall, after maturities and repayments, the volume of real estate financing increased by approx. € 0.7 billion compared with 31 December 2004.

The new commitments were provided without departing from the strict requirements relating to risk and return, and thus also assure high loan portfolio quality in the long term. An average interest margin of more than 90 basis points was achieved.

In the period under review, public bonds and debt instruments worth approx. € 2.6 billion were purchased ahead of scheduled maturities in cover funds and also for optimising the bank's liquidity position. After maturities, public sector financing was roughly unchanged at € 14.8 billion compared with 31 December 2004.

Breakdown of the loan portfolio

as of 31.12.2005


Public sector financing 54 %
Real estate financing 46 %

Real estate financing portfolio by region

as of 31.12.2005


Other 1 %
Spain 1 %
US 7 %
The Netherlands 8 %
Scandinavia 10 %
France 13 %
Germany 33 %
Great Britain 27 %

Real estate financing portfolio by type of property

as of 31.12.2005


Logistics/ warehousing 1 %
Hotels 4 %
Other 6 %
Retail 22 %
Residential 30 %
Office buildings 37 %

Development in the financial position

Total liabilities of Württembergische Hypothekenbank increased by € 3.7 billion to € 37.7 billion as of 31 December 2005. Deposits from other banks and amounts owed to other depositors as well as the securitised liabilities amounted to € 33.7 billion (previous year: € 30.4 billion). Deposits from other banks and amounts owed to other depositors declined by € 0.9 billion – on the other hand, securitised liabilities increased by € 4.2 billion. This demonstrates in particular the strong focus on "Pfandbrief"-based business. In 2005, Württembergische Hypothekenbank succeeded in further diversifying its funding possibilities in terms of maturities, currencies, structures, regions and investors, also in view of the bank's funding requirement in 2006 resulting from the re-organisation. The total volume of external funding taken on in 2005 amounted to € 16.7 billion. € 3.3 billion of that comprised public sector "Pfandbriefe", € 1.7 billion comprised mortgage "Pfandbriefe" and the rest, € 11.6 billion, was made up of unsecured bonds and bonded loans. Regarding the "Pfandbriefe" – the main transactions were two public-sector "Pfandbriefe", each worth € 1.5 billion and with terms of ten and seven years, respectively. In addition, the bank issued an unsecured bond of € 1.0 billion with a term of 3.5 years for the first time in November 2005, establishing itself as an issuer in this market segment. In addition to large-volume bonds, the bank also issues a broad spectrum of mid-size and small covered and uncovered debt instruments. Special issues are also offered, customised specifically to the requirements of individual investors.

In short-term funding, Württembergische Hypothekenbank obtains funding by way of liquidity lines and particularly by way of the "Certificats de Dépôts (CD)" and the "Euro Commercial Paper (CP)" programme issued at the end of 2004 under French law.

Business segment Hypo Real Estate Germany

Major events

Hypo Real Estate Germany made an excellent start in 2005 with the successful resumption of new business, and with € 2.8 billion was immediately able to far exceed its very ambitious target for new business, whilst still complying with strict risk guidelines. In the course of 2005, branches were opened in Berlin, Hamburg and Düsseldorf and took on sound new business in their sales regions right from the very beginning. The segment also underlined its regained role as a major player on the German real estate financing market as a result of completing attractive major transactions, such as financing a real estate financing portfolio for the Federal State of Hesse.

In organisational terms, Hypo Real Estate Germany now has an even more efficient structure as a result of centralising real estate financing servicing and risk management functions in Munich. Hypo Real Estate Bank AG now maintains hardly any activities in Dortmund, and some of the employees who used to work in Dortmund are now employed at Collineo GmbH, which was acquired by Hypo Real Estate Bank International. Collineo GmbH has been a subsidiary of Hypo Public Finance Bank since 1 January 2006.

These considerable and measurable results are reflected in multiple improvements in the ratings; thus, Standard & Poor's upgraded its long-term rating to BBB+ and the short-term rating to A-2, with a stable outlook. Moody's upgraded its long-term rating from Baa1 to A3, and Fitch raised its to BBB+ and the short-term rating to F2, with a stable outlook.

Reinhold Güntner was appointed a deputy member of the Management Board of Hypo Real Estate Bank AG as of 1 April 2005.

Development in earnings

Net income before taxes


in € million
Annual Figures
Budget
120
80
40
0
-40
95–105
104
-11
-9
2003
2004
2005

After completing the restructuring in the autumn of 2004, Hypo Real Estate Bank AG, in its capacity as the centre of competence for the German market within the Group, succeeded in actively resuming new business in 2005. Following a net loss before taxes of € 9 million in the previous year, in which the bank was being restructured, Hypo Real Estate Germany has now generated net income before taxes of € 104 million, and is thus at the upper end of the expectations of € 95 million to € 105 million.

Budget

in € million	2005	Budget 2005
Net income before taxes	104	95 to 105

Excluding a deferred tax income from the capitalisation of losses carried forward in the amount of € 14 million, net income in the business segment amounted to € 80 million (previous year: € –10 million); this results in an adjusted return on equity of 4.2 % (2004: –0.5 %).

In 2005, operating revenues amounted to € 322 million; as expected, this figure was lower than in the previous year (€ 358 million). As a result of the portfolio being downsized in line with overall strategy, net interest income declined from € 354 million in 2004 to € 283 million. Net interest income also includes premature repayment fees and income from the sale of debt instruments. Net commission income amounted to € –1 million, after € –25 million in the previous year, in which expenses attributable to placing transactions were higher and new business was only resumed in the fourth quarter. Net income from investments in the business segment amounted to € 39 million (2004: € 31 million); Hypo Real Estate Bank AG took advantage of favourable market conditions and realised capital gains from deploying the securities portfolio.

As a result of the successful portfolio streamlining by way of portfolio sales and downsizing, provisions for losses on loans and advances have declined appreciably compared with last year. The addition to provisions for losses on loans and advances declined by € 100 million compared with 2004 (€ 220 million), which comprised a risk shelter of € 130 million provided by HVB AG vis-à-vis Hypo Real Estate Bank AG. If the risk shelter is disregarded, the addition declined by € 230 million, which reflects the further improved portfolio quality.

Key Financials

		2005	2004
Operating performance			
Operating revenues	in € million	322	358
Net interest income	in € million	283	354
Net commission income	in € million	–1	–25
Net trading income	in € million	—	—
Net income from investments	in € million	39	31
Balance of other operating income/expenses	in € million	1	–2
Provisions for losses on loans and advances	in € million	120	220
General administrative expenses	in € million	98	126
Balance of other income/expenses	in € million	—	–21
Net income/loss before taxes	in € million	104	–9
Net income/loss [1]	in € million	80	–10
Key ratios			
Return on equity after taxes [1]	in %	4.2	–0.5
Cost-income ratio (based on operating revenues)	in %	30.4	35.2
Key indicators		31.12.2005	31.12.2004
Total volume of lending	in € billion	53.6	62.2
Risk assets compliant with BIS rules	in € billion	24.0	24.2
Core capital ratio compliant with BIS rules [2]	in %	7.7	8.4
Employees		520	592

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

The restructuring of Hypo Real Estate Bank AG resulted in considerable savings in terms of general administrative expenses in 2005; these expenses declined from € 126 million in the previous year to € 98 million. The cost-income ratio improved to 30.4 % (2004: 35.2 %).

The other income/expenses amount to € 0 million. The previous year figure of € –21 million was fully attributable to the restructuring of Hypo Real Estate Bank AG.

Development in assets


Total volume of lending
in € billion
80
60
40
20
0
73.5
62.2
53.6
31.12.2003
31.12.2004
31.12.2005

The assets of the segment Hypo Real Estate Germany as of 31 December 2005 declined to € 86.4 billion, compared with € 92.0 billion in 2004. This is due mainly to the downsizing of public sector loans (€ –6.5 billion) in line with overall strategy. In addition, high repayments resulted in lower real estate financing (€ –1.9 billion) despite the strong new business. The total volume of lending overall has declined by € 8.6 billion to € 53.6 billion.

Loan portfolio development The loan portfolio, which unlike the documentary total volume of lending in the following also includes loan commitments and securities and which is the basis for management, amounted to € 67.3 billion as of 31 December 2005. The portfolio of real estate financing declined by € 0.8 billion as a result of high premature repayments and the selection of prolongations based on strict risk and return considerations. The portfolio of public sector financing declined by a further € 8.1 billion compared with 31 December 2004, in line with overall strategy. Real estate financing accounts for € 29.8 billion (44 %), and public sector financing incl. bonds and debt instruments accounts for € 37.5 billion (56 %) (see also following diagrammes).

The regional breakdown of the real estate financing portfolio has remained relatively constant compared with 31 December 2004. Germany accounts for 93 % of the overall portfolio, and other European countries account for 7 %, mainly the Netherlands, France and Great Britain. By type of financed property, residential construction (mainly commercial), office buildings and retail premises dominate the portfolio (89 %).

The new real estate financing business in 2005 amounted to a total of € 2.8 billion, and thus considerably exceeded expectations. The new transactions were generated in Germany, in line with overall strategy. They were characterised by a sound risk and reward ratio. Across all real estate financing business, the return was more than 12 %.

Of the total of € 3.4 billion mortgage loans due for prolongation, € 1.8 billion was adjusted with an average interest margin of 139 basis points (adjustment ratio of more than 50 %).

Breakdown of the loan portfolio

as of 31.12.2005


Public sector financing
56%
Real estate financing
44%

Real estate financing portfolio by region

as of 31.12.2005


France 1%
Great Britain 1%
The Netherlands 5%
Germany 93%

Real estate financing portfolio by type of property

as of 31.12.2005


Hotels 3%
Logistics/ warehousing 3%
Other 5%
Residential 53%
Retail 15%
Office buildings 21%

Development in the financial position

Total liabilities of Hypo Real Estate Bank AG declined by € 5.7 billion to € 85.5 billion as a result of the significant portfolio downsizing. Deposits from other banks and amounts owed to other depositors as well as securitised liabilities declined by a total of € 5.2 billion to € 74.1 billion as of 31 December 2005. Securitised liabilities declined by € 11.0 billion; deposits from other banks and amounts owed to other depositors increased by € 5.8 billion. The use of shorter-term funding, in particular made it possible to dispense with surplus cover, resulting in an overall reduction in refinancing costs in the Group.

Nevertheless, compared with last year, more new securitised funding transactions were completed in line with requirements, also to cover subsequent financing requirements. The successful placing of new issues demonstrates that the market has recognised the bank's successful restructuring. Long-term funds of € 4.2 billion were issued. In line with the main business policy of the bank, the focus was on mortgage "Pfandbriefe" (€ 2.1 billion). Public sector "Pfandbriefe" were issued mainly for follow-up financing of expiring "Pfandbriefe". Unsecured bonds were issued in the amount of € 0.3 billion. Liquidity lines and "Commercial paper" issues were expanded for short-term refinancing.

Events after 31 December 2005

As announced in the interim report ended 30 June 2005, the reorganisation was carried out at the beginning of 2006. The international real estate financing business was pooled under the umbrella of Württembergische Hypothekenbank. The entire international real estate financing portfolio of Hypo Real Estate Bank International, Dublin, was transferred to Württembergische Hypothekenbank AG, which was then renamed Hypo Real Estate Bank International AG. The German financing arrangements of Württembergische Hypothekenbank AG were transferred to Hypo Real Estate Bank AG in Munich. The former Hypo Real Estate Bank International will continue to operate Capital Markets from Dublin as Hypo Public Finance Bank, and was extended to include Public Sector Finance, which focuses on infrastructure and local authority project financing.

There have been the following changes in personnel since 1 January 2006:

- On 1 January 2006, Patrick Ryan was appointed a non-executive member to the board of Hypo Public Finance Bank.
- On 1 March 2006, Bettina von Oesterreich was appointed a non-executive member to the board of Hypo Public Finance Bank.
- Reinhold Güntner was appointed an ordinary member of the Management Board on 10 March 2006 from his former position as deputy member.
- Friedrich-Wilhelm Ladda will step down from the Management Board of Hypo Real Estate Bank International AG on 31 March 2006.

The shares of Hypo Real Estate Holding AG were delisted from the Vienna stock exchange (Standard Market Continuous) on 31 January 2006. The shares are still traded on the stock exchange in Frankfurt am Main (Prime Standard).

Flexibility and innovation are key features of the Hypo Real Estate Group. In 2005, the Group took advantage of the opportunity provided by the newly created German Pfandbrief Law to pool its national and international commercial real estate financing business from Germany in only two entities. The increased utilisation of the refinancing benefits offered by the Pfandbrief as well as the improved transparency and efficiency are strengthening the position of the Group in a competitive environment which is constantly becoming more intense. The expansion of international capital market activities as well as low-risk public finance business in Europe and other OECD countries in an entity from Dublin will further expand the basis of business and diversify the risk profile of the Group. This restructuring of the Hypo Real Estate Group and the ambitious growth targets on existing and new markets with innovative structured products will involve attractive opportunities, as well as a demanding challenge for managing the Group's activities.

Risk-oriented Group Management

Overview

The Hypo Real Estate Group has set itself the aim of becoming a leading global real estate financier with a strong base in public finance and capital markets business. The overriding objective is to add value for all stakeholders and shareholders of the Group as part of the overall business strategy. The overriding Group strategy will be used for establishing the sub-strategies on the basis of the individual strengths of the banks. The management concept of the Group specifies target yields for the capital allocated to the banks, and defines specific yield requirements with due consideration being given to the current and desired risk profile.

Comprehensive risk identification as well as treatment of risk which is uniform and equivalent throughout the Group, are a major part of successful business management.

The Group-wide system comprising risk identification, measurement, limitation, controlling and management for the major risks of the Hypo Real Estate Group described in greater detail in the following will therefore be adjusted to take account of changes in the business and risk strategy, and the methodology will be constantly fine tuned, also with a view to new regulatory requirements.

- Risk identification involves permanently and systematically analysing what internal or external factors may constitute a potential risk for transactions or business positions of the Group. The annual risk inventory is one way of identifying previously unrecognised risks; another way is to implement a detailed and Group-wide new-product process.
- Risk measurement uses various quantitative and qualitative methods to assess the expected as well as the potentially unexpected negative impact of the identified risk factors on the bank's earnings situation.
- Risk limitations restrict the amount of risk involved under the main risk types for the Group; quantitative limitations are imposed by means of limits, and qualitative limitations are imposed by way of policies.
- In risk controlling the risk limits are monitored and regularly reported to the Management Board. The regular comparison of aggregate overall bank risk with the risk-bearing capability of the Group, also under stress scenarios, guarantees compliance with the defined risk tolerance of the Group, and ensures that any potential risk to the continued existence of the Group as a going concern is identified on a timely basis.
- Risk management manages the risks taken on at the portfolio level, as through diversification, sale or insurance; at the level of individual transactions, risk management manages the risks taken on by way of procedure guidelines and processes.

Responsibilities and duties

Responsibility for conscious handling of risks has been spread over four divisions within the Group. In the holding company, the relevant divisions are responsible for uniform risk identification, measurement and limitation throughout the Group in close co-operation with the banks, and are also responsible for risk management at the portfolio level. This also includes the task of developing consistent risk policies and defining process standards.

The Group-wide committees, which meet regularly, assume overall responsibility for the adoption of resolutions relating to risk policy conditions for the entities. These include policies and risk limits as well as methods for risk measurement. The committees are also responsible for making recommendations to the banks with regard to risk positioning. The following are further specific duties:

- Group Asset-Liability Committee (ALCO): Asset/liability management across the Group; setting of limits for market and liquidity risks and defining the funding strategy of the Group.
- Credit Portfolio Committee (KPA): Defining the target structure of the Group's credit portfolio based on the Group credit risk position, optimising the risk-return situation and decision-making regarding credit risk management.
- Operational Risk Committee (ORC): Exchanging of information within the Group and ensuring uniform measurement and management of operational risks. Transparency relating to the Group's risks situation enables Group-wide measures to be taken in order to limit and avoid risk.

Organisation of the committees is the responsibility (at Group level) of Group Risk Control (GRC) and Group Credit Risk management (GCR) in conjunction with the corresponding risk controlling and management entities in the banks.

Group Risk Control is responsible for ensuring uniform specifications for identifying and measuring those risk types which are defined as vital. Aggregate metrics at Group level, results of the comparison with the risk bearing capability, adjustments in method as well as risk-restricting limits and utilisation of these limits are regularly reported to the Holding Management Board as well as the committees.

Group Credit Risk Management analyses the credit portfolio of the Group on the basis of various risk-relevant aspects, such as sectors, customer groups, property structures for the Holding Management Board, the Supervisory Board and also as a decision-making basis for the credit portfolio committee, and proposes suitable measures.

Senior Risk Management reviews new credit decisions by the individual banks in the Group on an independent basis, implementing the risk policy of the Group and making recommendations to the Holding Management Board to provide a basis for the definitive decisions.

The Group Legal Department advises the holding's Management Board as well as the holding entities, tracks developments in the judiciary with a view to limit legal risk, and provides guidance to the Group companies at the request of their Management Boards in fundamental matters as well as in general legal matters and transaction-related processes.

As an independent monitoring body, Group Internal Audit regularly reviews the adequacy and effectiveness of risk-oriented Group management, and reports on the results directly to the Holding Management Board.

As part of the so-called exposure process, the Credit Committees of the Supervisory Boards of the banks, which also comprise members of the Holding Management Board, advise on exposures in excess of a certain size, in order to limit risk concentrations in the Group.

The entire system, the organisational framework as well as the processes are documented on an aggregate basis in the risk manual of Hypo Real Estate Holding; on a detailed basis, and particularly at the process level, they are documented in the risk manuals and process documentation of the banks.

Regulatory developments and preparations on the part of the Hypo Real Estate Group

Basel II A paradigm change in bank regulation has resulted from the introduction of Basel II. Not only are regulatory capital requirements now more risk-sensitive; in future, there will also be greater focus on qualitative regulatory elements, which are manifested in the second pillar of the Basel II concept.

The new set of rules has been completed at the level of the Basel II bank regulation committee. In the EU, the legislation process for implementing Basel II was completed once the Capital Requirements Directive (CRD) was adopted in the European Parliament. At the national level, the specifications of the CRD will be incorporated in a new Solvency Ordinance (SolvV), which will replace principle I, as well as by changes in the Kreditwesengesetz (KWG – German Banking Law) and the Groß- und Millionenkreditverordnung (GroMiKV – Ordinance Governing Large Loans and Loans in Excess of One Million). Following a phase of consultation, the resolution is expected to be adopted in the first half of 2006.

The Committee of European Banking Supervisors (CEBS) has prepared an implementation and audit guideline for the requirements from the first pillar of the Basel II concept with the aim of ensuring that the approval criteria for the capital-saving advanced approaches for credit risks and operational risk for all European banks are as uniform as possible.

Pillar II of the Basel rules is covered by an abstract general adjustment of section 25a KWG. The minimum requirements for risk management (MaRisk) have been drawn up which specify the contents. As part of the institutional process of exchanging information with the bank associations, this has resulted in a flexible set of rules based on practical considerations, which was put into force in December 2005 by the BaFin and which incorporates the minimum requirements heretofore set out for lending (MaK), trading activities (MaH) as well as internal audit (MaIR). The additional requirements, which are more qualitative in nature, with the aim of providing the regulatory authority with an overall picture of the risk position, risk management and risk bearing capability, will not have to be satisfied before the new capital-backing rules are implemented, and not before 1 January 2007.

The Hypo Real Estate Group has been preparing its methods and processes intensively to meet the new requirements for the past two years in a Group-wide project "Basel II". The methodology, technical and process costs for complying with the new requirements are tremendous, and no definitive assessment can yet be made of such costs as long as the implementation and audit guideline of the CEBS is still in the consultation phase.

Pfandbrief Law The new Pfandbrief Law, enacted in July of 2005, comprises many new elements, including:

- The abolition of the special bank principle, so that under certain conditions all banks are now able to be granted a licence by the BaFin for conducting Pfandbrief business;
- The expansion of the group of mortgage loans eligible for cover to the USA, Canada and Japan as well as quality assurance regulations, such as
  - The expansion of the extent and frequency of the publication requirement and
  - Evidence of a professional risk management system.

The Hypo Real Estate Group meets the requirements of the new Pfandbrief Law for risk management and has, as is described in more detail in the chapter "New Corporate Structure since 1 January 2006", already begun to adapt to the new circumstances.

Total bank risk and risk bearing capability

Once the minimum requirements for risk management (MaRisk) are completely introduced, financial groups, from 2007 onwards, will have to carry out a risk bearing capability analysis which is commensurate with the risk profile and the complexity of their business, the so-called ICAAP (Internal Capital Adequacy Assessment Process). In this process, the entire risk determined for the enterprise is compared with the resources available for financial cover, and various scenarios are examined to establish whether the Group is adequately capitalised and whether the risks which have been taken on are not excessive. This analysis is to be carried out on a regular basis, needs to be a component of the management and decision-making process of the bank, comprise all major risks and take account of planning as well as stress scenarios. The Hypo Real Estate Group introduced the analysis at the Group and entity level on a six-monthly basis at the end of 2004, and developed the analysis further in 2005.

The definition of a level of risk tolerance by the Holding Management Board is a major part of the risk-bearing capability analysis. This definition specifies the components and amount of capital which are to be available for covering risks. These are mainly parts of shareholders' equity as well as the expected net profit before taxes.

The total bank risk is the aggregate of the main individual risks described in the following chapters, with due consideration being given to correlation effects. Where possible and meaningful, the individual risks are established using a statistical method, usually a "value-at-risk", quantifying potential unexpected loses within a specific period in Euro.

The aim of the risk-bearing capability analysis chosen for the Hypo Real Estate Group is to simulate whether there will still be sufficient capital available for continuing the bank's operations even after the extremely unlikely occurrence of all risks and their financial coverage (going concern approach).

Presentation of the principles of the risk bearing capability analysis

Risk cover fund „RDM"	Risk bearing capability
"Free risk cover funds RDM" ▪ Core capital ▪ Profit sharing rights outstanding ▪ budgeted net income before taxes	**Group risk position** Risk buffer
Minimum capital backing – "Reserved risk cover funds RDM"	

The Group as well as the individual banks currently enjoy a comfortable risk cover buffer at present, even on the basis of this very conservative risk-bearing capability analysis. At the Group level, this amounted to € 0.9 billion as of September 2005 for a statistical confidence level of 99%; the corresponding figure for a statistical confidence level of 99.9% was still € 0.5 billion.

In further stages, the degree of risk cover is assessed on the basis of stress scenarios focussing on creditor protection, whereby all shareholders' equity is made available for covering risk. Under this assumption, the proposed stress scenarios of the Bundesbank were assessed; also, the Group's own scenarios such as a higher confidence level and/or changed correlation assumptions between the risk types were assessed as well. In addition to the current risk structure, business planning as well as potential risk changes are also assessed in the risk-bearing capability analysis in order to establish their consistency with the Group's defined risk tolerance.

Risk measurement, control and management of major risk types in the Hypo Real Estate Group

The risk profile of the Hypo Real Estate Group is very much characterised by credit risk in line with the business model. The intensive analysis, identification, management and monitoring of this risk type is reflected in the organisation structure and the committees of the Group.

Market risk and liquidity risk are becoming more significant with the planned expansion of capital market business. Operational risk, strategic risk and – in particular – since the Hypo Real Estate Group was included in the DAX-30 index – reputation risks are further major risks which frequently have to be taken on and which have to be intensively managed and monitored.

Credit risks

Credit risks can be broken down into loan default risk; counterparty risk, issuer risk and country risk. They define the potential loss of value which may occur as a result of the default or rating downgrading of customers in lending business, issuers of promissory notes and debt securities as well as counterparties in money market, securities and derivative transactions, respectively.

In the field of real estate financing business, the credit risk comprises not only the pure rating risk but also the collateral risk. The latter is attributable to potential losses of value of collateral due to reasons related to the financed properties and/or the market environment. For professional management of this risk, the lending policy in the entire Group is based on the following core principles:

- Thorough and careful credit analyses of each individual transaction,
- Determining the extent to which forecast cash flows are able to cover capital servicing (specifically under extreme market conditions such as sharply rising interest rates) as well as the current and sustainable value of collateral,
- Use of rating methods for determining the default probability of the borrower and use of early-warning systems,
- Use of Loss-Given-Default (LGD) measuring procedures for measuring future proceeds of any foreclosures which may become necessary if borrowers default,
- Permanent active observation of the real estate market and adjustment of the lending policy where necessary,
- Systematic diversification of the loan portfolio by way of active portfolio management,
- Ensuring that the loans can be resold or syndicated.

The quality of the valuation methods being used is constantly monitored by risk controlling; they meet Basel II requirements throughout the Group. The calibration of the rating scale for probabilities of default and the LGD measuring process for loss ratios is based on statistical analyses of historical defaults or losses in the portfolio.

The very different strategic focus of the three members of the Group has meant that it Group-wide credit principles with clear and uniform principles and financing principles need to be adopted in order to ensure a uniform perception of risk. The credit principles also require the banks to prepare external or internal reports for each individual property transaction and to carry out cash flow simulations and stress tests. By continuously monitoring the covenants, risks can be identified, assessed and managed at an early stage. These analyses relating to individual transactions are complemented by scenario observations at the portfolio level.

The Group uses best-practice approaches, such as the German requirements for credit business for credit institutions (MaK) and for risk management (MaRisk) by way of organisation measures and functional segregation of credit processes right through to Management Board level into market and back office.

In addition to the lending business, described above, the Hypo Real Estate Group is also actively involved in purchasing, structuring and onward placing of loans and financial instruments (securitisation) as a facility for return and risk optimising. Here again, the Group uses internal rating procedures which comply with the Basel II requirements for assessing ratings.

Counterparty risks are defined as possible losses of value affecting interest rate and foreign currency derivatives and forward transactions. Most of these transactions are carried out as hedge positions as part of asset/liability management. A value-at-risk approach based on a mark-to-market method is used for measuring the counterparty risk throughout the Group; this approach is based on potential future replacement costs. Counterparty risks with derivative, security and money market transactions exist with financial institutions, central banks and supranational institutions whose credit standing is above-average on the basis of the assessment of external rating agencies and also on the basis of internally used rating procedures. In order to reduce the derivative-related counterparty risk, the Hypo Real Estate Group normally uses framework agreements with its business partners which enable all contracts covered by the agreement to be pooled into a net receivable if the counterparty fails to meet his obligations (so-called close-out netting). In order to reduce risk further, security agreements are taken out which may result in the cancellation of transactions if the counterparty fails to comply with a request to provide securities. For the purposes of internal risk measurement, netting procedures and security netting are only used if they are considered to be legally enforceable for the particular jurisdiction and the specific counterparty. For further details concerning the term distribution of the volume of derivatives in the Hypo Real Estate Group, please refer to the notes to the consolidated financial statements (Note 68).

The Hypo Real Estate Group defines the term country risk as the risk of possible transfer and conversion problems encountered with contract partners domiciled abroad. The credit risk is that a borrower who is normally able and willing to pay, is not able to meet his payment obligations if, as a result of government action, he is not able to secure foreign currency or to transfer assets to persons not resident in the territory. The location of the property securities is also important in this respect. Credit risk controlling monitoring of country risks on a permanent basis. Country risks are monitored by credit risk management on the basis of country limits. Depending on the results of the internal rating process, maximum limits are allocated to:
(1) Each individual country and
(2) Groups of countries in certain rating ranges.

These limits restrict the business activities. All country ratings and country limits are reviewed at least once every year by the credit portfolio committee. The internal risk assessments are also regularly compared with assessments by the main rating agencies. The following table sets out the distribution of the entire country risk of the Hypo Real Estate Group according to internal rating classes and according to regions as of 31 December 2005.

Country risk according to internal rating classes

as of 31.12.2005


Other [1]
0.41%
A+ to A–
1.21%
AA+ to AA–
13.21%
AAA
85.16%

[1] BBB+ to BBB–: 0.40%; BB+ to BB–: 0.01%; B+ or worse: 0.0%

Country risk according to regions

as of 31.12.2005


Other [1]
0.97%
North America,
Japan
and Australia
9.63%
Western Europe
89.41%

[1] Eastern Europe: 0.85%; Asia excl. Japan, Middle East: 0.09%; Latin America: 0.03%; Africa: 0.00%

Credit portfolio management is particularly important as part of credit risk management. The aim is to reduce the extent and volatility of credit risk costs in line with the overall business strategy of the Group and the Group's ability to bear risk by way of suitable portfolio measures, and to achieve diversification success in the Group measured against risk and earnings parameters.

The process of tracking this aim is supported by the following instruments:

- Continuous portfolio and real estate market analysis,
- Systematic increase or decrease of sub-portfolios in line with risk strategy through appropriate generation of new business or adjustment of conditions with risk-adequate margins,
- Risk transfer by way of partial portfolio sales, securitisation measures and syndications,
- Use of a credit portfolio model for establishing the probabilities and extent of potentially unexpected losses and
- Limiting sub-portfolios in relation to types of property, regions, customer groups, rating classes or maturities.

In the case of development financing arrangements, which imply a higher risk than investment financing arrangements as a result of the completion risk, the extent of the development portfolio is limited as follows:
(1) For specific countries (as a percentage of the country limit) and
(2) In relation to the overall portfolio.
The degree of risk of development financing correlates primarily to the sale and rental status of the financed property and the ability to cover current credit interest out of the cash flows which are received and the ISC (Interest Service Coverage) figure. Financing arrangements which are covered by risk-adjusted ranges of these criteria are limited by way of so-called speculative limits. Overall, the differentiated limitation of sub-portfolios guarantees a sound relationship between investment and development financing in the individual countries and in the overall portfolio.

A key element of successful activity in real estate financing is sound knowledge of the (real estate) markets and the implementation of such knowledge in business strategies as well as in credit and portfolio management processes. The Hypo Real Estate Group has established considerable know-how in the corresponding real estate markets and is conscious of the risk-relevant factors. Research results obtained on site are incorporated into the business activities and the minimum requirements for lending. For instance, more restrictive lending requirements are applicable for markets whose risk profile is critical (e.g. with regard to the input of equity, rental/sale covenance); a current example of this is the Hypo Real Estate Group's strict guidelines for activities in the US residential market.

The Group's primary target customers include business partners with professional operations in international real estate markets and who meet the stringent lending standards particularly also in new markets (for instance Russia and China). Extensive market and risk analyses are carried out ahead of the decision to follow the Group's customers into new markets.

Pre-calculation models, which enable risk-adequate margins to be established for new business or when conditions are adjusted, are used for implementing management right through to the signing of individual transactions. These models take account of covering refinancing costs, capital costs and general administrative expenses as well as potential credit risk costs of expected losses.

The credit portfolio committee is responsible for managing the continuous improvement of risk diversification of the real estate financing portfolio as markets evolve.

The following tables break down the real estate financing operations of the Hypo Real Estate Group in the amount of € 65.1 billion by property-specific and regional aspects. The information is based on the credit portfolio (incl. commitments, excl. pro-rata interest) as of 31 December 2005. Including state financing business, it amounted to € 123.2 billion.

Real estate credit portfolio according to property type


Residential
Office buildings
Retail
Logistics/warehousing
Hotels/leisure
Mixed use
Other
as of 31.12. in %
40
30
20
10
0
2004
2005

Real estate credit portfolio according to regions


Germany
Great Britain
US
France
Spain
Italy
The Netherlands
Scandinavia
Japan
Central and Eastern Europe
Other
as of 31.12. in %
60
45
30
15
0
2004
2005

All exposures are constantly monitored based on the risk management instruments described above. Early recognition of potential problem loans can be termed a fundamental principle of the credit risk culture. In addition, existing sub-performing or non-performing loans are intensively monitored and regularly analysed. Early warning systems have been installed in order to ensure that loans which may be exposed to an enhanced level of credit risk can be identified at an early stage. Affected exposures are placed on a "watch list" in order to ensure that they are the subject of greater attention. The following table presents the performance of real estate loans exposed to an increased level of risk – in relation to the overall real estate credit portfolio – over the past three years.

Real estate loans with an increased level of risk

as of 31.12. in %	2005	2004	2003
Watch list	1	2	3
Sub-performing	1	1	2
Non-performing	2	2	5

Market risk

Market risk is defined as the potential loss which may be incurred as a result of changes in prices on the financial markets. All lending business, all own issues, all securities held as investments and liquidity instruments as well as all derivative transactions are taken into consideration for this purpose at all banks in the Hypo Real Estate Group. This is also applicable for the positions held in the trading book in Dublin. Scheduling assumptions for equity funds, allowances and the effects of non-scheduled redemptions are also taken into consideration. The resultant market risks are mainly interest rate risks.

A distinction is made between general and special interest risks (spread risks). The former measure potential changes in the present value of positions in the event of shifts of the no-risk rate curve (swap curve). The measurement of spread risks, which is to be further fine-tuned in 2006, takes account of possible present value changes if changes arise in the credit standing premiums priced into securities and derivatives.

Currency risks are widely hedged at all banks in the Group, and are accordingly present only to a limited extent. In the field of equity, commodity and other price risks, only equity risks as well as alternative investments may be taken on, and only to a strictly limited extent.

The banks in the Hypo Real Estate Group use a uniform value-at-risk approach for daily quantification of the market risk. This approach determines a potential loss on the assumption that a position is held for ten days and also on the assumption of a confidence level of 99%. The period of observation for historical data is

250 trading days. The value-at-risk is established daily by the bank's local risk controlling unit; it is aggregated by the holding company to form a total market risk at the Group level, and is then reported to management. Through this system, the Hypo Real Estate Group is at all times able to control consequences of potential market fluctuations, such as rate changes or currency fluctuations, in a timely and profitable manner. This active management is also reflected in daily fluctuations of value-at-risk for the general interest rate risk (excl. own funds books) in the Hypo Real Estate Group during the year. With an average value of less than € 20 million for 2005 (max. € 36 million; min. € 5 million), the general interest rate of the Group is at a very low level, whether compared internally or externally.

General interest rate risk 2005

in € million

40
30
20
10
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Daily computing, limitation and reporting of value-at-risk and the actual changes in present values which occur are complemented by regular back-testing and stress-testing. The quality of the method which is used is constantly reviewed and optimised by comparing the value-at-risk figures with the actual daily changes in present values. The statistical assumptions of our models have been confirmed. Whereas the value-at-risk measures the market risk under "normal" market fluctuations, the simulation of stress scenarios also measures the potential changes in present values under very extreme and unusual market movements, so that the continued existence of the company as a going concern can also be guaranteed at all times under these conditions. The measured market risk was also within the "normal limits" even under these conditions.

In the individual banks, market risk management is handled by a committee on the basis of the market risk position determined daily by risk controlling; this committee meets regularly and intensively considers the future development of the financial markets and market parameters. In addition, the Group Asset-Liability-Committee (ALCO) uses the market analyses as the basis for making a trend statement for further positionings within the Group. Implementation is again the responsibility of the individual banks within the framework of their risk limits defined by the holding company.

Thanks to Hypo Real Estate Bank International, Dublin's trade book approved in 2004 by the state regulatory authorities, the bank can also benefit to a greater extent from short-term market fluctuations. Resultant market risks are also subject to the strict risk management process detailed above, including daily risk measurement, limiting and reporting to Management.

Liquidity risk

The foremost goal of the process of managing liquidity risks is to ensure that every individual bank in the Hypo Real Estate Group is solvent at all times. In accordance with the internal limit system, probable payment inflows and outflows and possible liquidity-procuring measures, the so-called liquidity position, must be at least balanced at all times during the following five days. This position is determined daily, with due consideration being given to precautionary discounts ("haircuts"); it is monitored by Risk Controlling and reported to the Management Board.

A liquidity preview covering 90 days is prepared in order to identify any additional short-term re-financing needs at an early stage. This preview is used as the basis of active liquidity management. For controlling structural long-term liquidity, the banks in the Group use a capital schedule which is also broken down on the basis of individual product groups and thus also permits fine-

tuning by market segments. An annual funding plan is then prepared, with due consideration being given to planned new business; this funding plan is adopted and its implementation monitored. In doing so, the Hypo Real Estate Group closely follows the Basel recommendations for liquidity management.

Operational risk

In the Hypo Real Estate Group, operational risk is defined as unexpected losses caused by defective internal processes, human errors, technology failure or external events. This definition also includes legal risks. Strategic, reputation and general business risks are not included.

Operational risk, which – unlike market or credit risk – is not deliberately taken on, is inherent in every business transaction and is becoming increasingly important as the Group's international business becomes more and more complex. The aim of the Hypo Real Estate Group is therefore to encourage a pro-active approach to operational risk by way of an institute-wide risk culture so that measures designed to minimise risk or limit damage can be initiated at an early stage.

In 2005, the Hypo Real Estate Group continued to implement the group-wide framework which had been adopted for managing operational risk. Primarily, it is the relevant divisions of the bank who are responsible for identifying and managing their operational risk. The group-wide obligation for recording operational risk losses in a loss database as well as regular reporting of defined key risk indicators by the entities to local risk controlling, have noticeably increased risk sensitivity.

Group Risk Control reports every six months in the Operational Risk Committee, which comprises members of the Boards of Management of all entities, concerning internal losses resulting from operational risk cases, any unusual developments, including evaluations of key risk indicators as well as Operational Risk management measures which have been implemented. The relevance of potential risk sources for the Group can be assessed by means of a comparison with public domain loss data from operational risk, as well as through benchmarking the key risk indicators. The uniform risk inventory carried out at Management level throughout the Group every year provides additional information relating to possible, mostly operational, risks in connection with the current business strategy.

As a further development and addition to the above identification methods, the year 2006 will for the first time see the introduction of risk self-assessment, which focuses on the assessment of potential division-specific operational risk scenarios.

Legal risks, as an implicit part of operational risk, are particularly relevant for the international business model of the Hypo Real Estate Group. The following major risk categories can be distinguished for the Hypo Real Estate Group:

- Contract risk
- Legislation risk
- Judiciary risk
- Legal risk of the property to be financed and
- Resource risk

Contract risk is characterised by losses arising from unenforceable contract components due to errors in the drawing-up or documentation of the contract. Where possible, the Hypo Real Estate Group uses audited standard contracts both nationally and internationally. Individual contracts are drawn up by employees with legal training who are familiar with local contract law. A continuous review process for the contract specimens and clauses which are used ensures that the contracts are effective, adequate and enforceable.

Legislation risk is defined as the negative impact in the change of regulations on the continuation of certain business models.

By carefully observing legislation activity and via its association activity, the Hypo Real Estate Group keeps its know-how and organisational structures up-to-date.

Judiciary risk is the risk that contracts which were originally correctly documented might become partially or entirely unenforceable following a change in court verdicts. In order to limit this risk, the Hypo Real Estate Group constantly monitors the development in court verdicts; Hypo Real Estate Group employees also maintain close contact with judges and judiciary experts.

The legal risks of the property to be financed include inadequate rental agreements or the absence of public sector approvals, which might have a negative impact on the value of the property to be financed. In order to avoid these risks, the Hypo Real Estate Group regularly carries out legal due diligence apart from financial due diligence before the contract is signed.

Resource risk defines the risk that internal or external legal consultancy skills are inadequate in terms of quality or quantity. This risk is limited by regular self-assessments by the legal department and by having only meticulously selected external consultants representing the Hypo Real Estate Group internationally.

The reorganisation of the Group, which commenced in 2005 with the merger of the technical, personnel and cultural real estate financing activities to form the new Hypo International Bank, of course involves a potentially high operational risk in the form of integration risks. Accordingly, a special integration project team was set up as part of the overall project; the purpose of this team is to recognise and manage risks promptly.

In addition, as part of the annual group-wide risk inventory process, additional risk factors which had been identified as part of previous restructuring processes were also assessed and evaluated.

With the measures for identifying and managing operational risk which have already been implemented and which are planned for the future, the Hypo Real Estate Group is well prepared to meet the requirements of Basel II, specified in the "Practical recommendations for management of operations risks" in line with the business model and extent of business.

Strategic and other risks

"The only reliable constant is change". In this respect, strategic risk means that changes in relation to markets relevant for business, the competitive situation as well as the extent and direction of the legal or regulatory environment are not recognised on a timely basis and have a negative impact on the long-term success of business. For this purpose, the genuine value drivers need to be known and the overriding strategic focus must be compatible with detailed business strategies for specification as well as the quality of implementation.

The Holding Management Board intensively observes the German as well as the international competitive environment. Conclusions for the strategic positioning of the Group are derived from changes and developments and the Management Board deals particularly with the question how opportunities of growth can be derived from that. For instance, in 2005, the Hypo Real Estate Group took advantage of benefits arising from the reform of the Pfandbrief Law to strengthen its competitiveness. Reputation risks are increasingly being perceived as one of the main risks for enterprise value. These risks may result for instance from business conduct, the response of customers of the Group or risks which have become significant or other risk types. Negative publicity – justified or unjustified – can have a significantly negative impact on enterprise value.

Fundamental principles have been adopted and internal departments have been entrusted with monitoring in order to limit risk. A code of conduct valid throughout the Group defines principles of fair play with regard to all interest groups. The compliance officers also monitor the compliance and control the adherence of legal and regulatory requirements, particularly with regard to money laundering and the insider trading regulations. The Holding Management Board assesses the extent to which the code is up-to-date and effective in the constantly changing world of business. Also the credit principles throughout the Group define ethical standards which preclude certain transactions or business partners.

Summary

Our declared intention is not to avoid risk, but to adopt a responsible policy for taking on and managing risks.

The Hypo Real Estate Group has a risk management system which has been tried and tested over many years, and which has been continuously improved upon. This system is responsible for the Group's extremely favourable risk and reward profile. In line with the guideline: "Quality ahead of quantity", the consistent focus on profitable transaction-oriented areas of operation, the analysis of individual transactions together with the analysis of international market developments and prospects, play a leading role in terms of regional and sectoral diversification of portfolio risks and compensation for market cycles.

Credit risks constitute the main risk in the commercial real estate financing business of the Hypo Real Estate Group. The form and the components of the risk management system reflect the major significance of this risk type.

In 2006, with the current restructuring of the Group, the Hypo Real Estate Group will reduce organisational complexity and will thus limit operating risks.

A further central task in 2006 will be to implement and apply the comprehensive Basel II regulations and to thoroughly prepare for the subsequent regulatory audit which is intended.

Macro-economic situation

The economic outlook for 2006 was revised upwards at the end of 2005. On average, gross domestic product is expected to rise between 1.5% and 2.0%, as opposed to the 1% rise which was expected early in 2005. Conditions for stronger global economic growth will continue to be in place in 2006. Growth in Asia is unabated, even if oil prices should rise further. Growth will probably also continue to be fuelled by the sharp increase in demand of the emerging countries which export raw materials, whereas the economy in the USA is expected to achieve a soft landing. In Europe, the young EU countries in particular will be the driving force behind growth as a result of their need to catch up with the other countries in the EU, which is still huge. The central banks will combat any signs of inflation expectations with rate hikes; however, thus they will not significantly hinder economic growth.

The global economy is still expected to achieve strong growth. Strong international demand thanks to a global economy which is still expanding strongly, falling oil prices, favourable financing conditions with low long-term interest rates as well as the incentive measures by the new Federal Government should encourage or initiate economic recovery and higher employment in Germany. For 2006, private consumption is expected to rise due to consumers bringing forward purchases in view of the increase in value-added tax announced for 2007. The impetus provided by monetary policy will be less significant in 2006; wage pressure which might develop and the measures designed to solve public sector finance problems might even rapidly put an end to any upswing.

Sector-specific situation

Slight signs of recovery on the German real estate market and the continuing consolidation in the German real estate financing sector provide grounds for moderate optimism for business prospects in 2006. There is expected to be an increase in large-volume demand for German real estate in 2006, particularly from abroad. In international real estate financing business, the focus will to an even greater extent move away from saturated markets in Europe and in the USA and concentrate on future growth markets in Asia, such as China, India and Korea, as well as special customer groups with specific product requirements, such as financing products consistent with Islam.

The German real estate market will probably bottom out in the year 2006, and will gradually start to achieve a positive performance again. Strong demand for German real estate is also expected for 2006, particularly from international investors. This demand will also be driven by the efforts of well-known companies to divest themselves of owner-occupied real estate by way of so-called "sale and lease back" transactions.

Approx. 110,000 m² of office space is being completed in the City of London. However, because demand is rising slightly, there are no expectations of any excess supply, and there are also no expectations of a major increase in the vacancy rate. Higher rents are expected in 2006 in certain sub-locations, such as the West End. The residential real estate market has no prospects of growth at present.

Investment demand for commercial property in France, and in particular in Paris, will continue to be strong for the third year in succession (2006). As a result of high liquidity and the limited supply of suitable investment objects, yields will continue to decline. Investors will continue to target secondary office markets in 2006, such as Lyons, or the suburbs of Paris, in order to achieve an acceptable risk-return profile for investments.

Overall, rising rents and falling vacancy rates are still being predicted for the office market in the USA despite a difficult economic climate in 2006. However, the residential market has already peaked, which will result in falling rents in some sub-markets.

Company-specific situation

The forecasts used as the basis for the future performance of the Hypo Real Estate Group are estimates which have been taken on the basis of all currently available information. If the assumptions used as the basis for the predictions fail to materialise, or if risks (as detailed in the risk report) occur to an extent which is not calculated, the actual results may differ from the currently expected results.

The development in earnings last year has fully confirmed the expectations of the Management Board. The planning for future years is based on the following assumptions:

- The macro-economic development is expected to be as described in the parts of the forecast report relating to the macro-economic and sector-specific situation.
- In addition, the planning is based on an inflation rate of 2.0%.
- The exchange rate of the Euro is expected to increase slightly against the US Dollar and the British pound.
- The planning process was carried out in the new Group structure, which will be applicable from 2006 onwards. A core capital ratio of 7.0% has been planned for the segments International Lending and German Lending, and 8.0% has been planned for Public Finance. A ratio of 10.0% has been assumed for the total capital for all segments.

Based on the above assumptions, the Management Board is predicting that consolidated net income before taxes in 2006 will increase by at least 20% compared with the previous figure of € 442 million adjusted by restructuring expenses.

For financial 2007, the Management Board is expecting a return on equity of 11 to 12% for the Group, consisting of a return on equity of 13% to 14% for the segment Hypo Real Estate International, 8% to 9% for the segment Hypo Real Estate Germany and 14% to 15% for the segment Hypo Public Finance.

The volume of new business and the development of the real estate financing portfolio will be major factors influencing the extent of consolidated profit and return on equity. The Management Board is assuming that new business in 2006 will repeat the level seen in 2005.

If it is not possible for new business on the market to be generated to the planned extent and if downsizing in the portfolio should be stronger than planned, there might be a negative impact on net interest income and thus on consolidated profit. Even in this case, the Group will not ease its strict risk and yield criteria. On the other hand, new business in excess of budget, for instance resulting from the planned expansion into new markets, such as India, Singapore, South Korea or Australia, will constitute a considerable opportunity.

The further improved portfolio quality has resulted in a considerable decline in loan-loss provisions compared with last year. Because in general it is not possible to generate revenues in banking without taking on risks, it is not possible to preclude the possibility of a further increase in loan-loss provisions. The Hypo Real Estate Group counters this risk through risk-oriented Group Management. Risk measurement, risk control and risk management are described in detail in chapter Risk Report, see page 67.

The new Group structure, which is effective in 2006, is designed to enhance the bank's viability on the markets and reduce complexity in the Group. One of the benefits of the structure will be to enable the entire range of products and services to be offered to international customers from a single source. The new structure is perceived as an opportunity to continue the process of developing into one of the leading global real estate financiers with a strong focus in the fields of public finance and capital markets.

Movements in the exchange rate of the Euro against major international currencies should not have a major impact on the income statement, because open currency positions are generally closed directly for the current year. Accordingly, the Hypo Real Estate Group does not consider that this aspect provides a major opportunity or involves a major risk.

An improvement in the Ratings should be a considerable opportunity because it will probably result in lower funding costs. On the other hand, any deterioration in the Ratings, which we are not assuming, would have a negative impact.



Ebisu Prime Square

Ebisu Prime Square is a first class multi-purpose property comprised of high quality office and retail shops as well as residential units, located in a prime area of Hiroo, Shibuya-ku, Central Tokyo, Japan.
The group of investors was arranged by AIG Global Real Estate, the real estate investment management subsidiary of American International Group, Inc.
Hypo Real Estate Capital Japan Corporation provided JP¥ 52 billion (approx. € 385 million) financing to the group of investors consisting of AIG member companies and others for their acquisition of Ebisu Prime Square.



Consolidated Financial Statements

The figures bear out our resolute action.
Net income before taxes: € 408 million
Return on equity: 7.4%

Income Statement for the Period from 1 January to 31 December 2005

Income/expenses

in € million	Notes · Page	2005	2004	Change in € million	Change in %
Interest income		7,074	6,945	129	1.9
Interest expenses		6,389	6,262	127	2.0
Net interest income	29 · 100	**685**	**683**	2	0.3
Provisions for losses on loans and advances	30 · 100	149	276	–127	–46.0
Net interest income after provisions for losses on loans and advances		**536**	**407**	129	31.7
Commission income		171	163	8	4.9
Commission expenses		46	69	–23	–33.3
Net commission income	31 · 101	**125**	**94**	31	33.0
Net trading income	32 · 101	27	11	16	>100.0
Net income from investments	33 · 101	67	47	20	42.6
General administrative expenses	34 · 101	317	315	2	0.6
Balance of other operating income/expenses	35 · 101	5	–	5	>100.0
Operating profit/loss		**443**	**244**	199	81.6
Balance of other income/expenses	37 · 102	–35	–23	–12	–52.2
thereof: Restructuring expenses		34	21	13	61.9
Net income/loss before taxes		**408**	**221**	187	84.6
Taxes on income	38 · 102	49	–50	99	>100.0
thereof: Deferred taxes on capitalised losses carried forward		–46	–103	57	55.3
Net income/loss		**359**	**271**	88	32.5
attributable to:					
Equity holders (consolidated profit)		359	270	89	33.0
Minority interest		–	1	–1	–100.0
		359	271	88	32.5

Earnings per share

in €	Notes · Page	2005	2004
Earnings per share	39 · 103	2.68	2.01
Earnings per share [1]	39 · 103	2.33	1.25

[1] Excluding the effects from capitalised losses carried forward

Balance Sheet as of 31 December 2005

Assets

in € million	Notes · Page	31.12.2005	31.12.2004	Change in € million	Change in %
Cash reserve	40·104	182	275	−93	−33.8
Assets held for trading purposes	7·90, 41·104	5,696	1,513	4,183	>100.0
Placements with, and loans and advances to, other banks	8·90, 42·104	19,542	21,651	−2,109	−9.7
Loans and advances to customers	8·90, 43·104	76,294	77,044	−750	−1.0
Allowances for losses on loans and advances	9·91, 45·105	−685	−776	91	11.7
Investments	10·91, 47·106	39,139	36,165	2,974	8.2
Intangible assets	11·91, 48·108	28	29	−1	−3.4
Property, plant and equipment	12·91, 49·109	14	15	−1	−6.7
Other assets	50·109	7,427	7,479	−52	−0.7
Income tax assets	18·93, 51·109	4,823	4,733	90	1.9
Total assets		**152,460**	**148,128**	4,332	2.9

Equity and liabilities

in € million	Notes · Page	31.12.2005	31.12.2004	Change in € million	Change in %
Deposits from other banks	13·91, 55·111	22,446	18,552	3,894	21.0
Amounts owed to other depositors	13·91, 56·111	10,080	8,824	1,256	14.2
Promissory notes and other liabilities evidenced by securities	57·111	95,333	99,173	−3,840	−3.9
Liabilities held for trading purposes	14·92, 58·112	3,753	926	2,827	>100.0
Provisions	15·92, 59·112	57	221	−164	−74.2
Other liabilities	16·92, 60·113	11,967	11,654	313	2.7
Income tax liabilities	18·93, 61·114	3,596	3,609	−13	−0.4
Subordinated capital	62·114	2,028	2,297	−269	−11.7
Liabilities		149,260	145,256	4,004	2.8
Equity attributable to equity holders		3,200	2,856	344	12.0
Subscribed capital	63·115	402	402	–	–
Additional paid-in capital		3,319	3,310	9	0.3
Retained earnings	63·115	537	311	226	72.7
Revaluation reserve		−1,424	−1,437	13	0.9
AfS reserve	6·88	274	275	−1	−0.4
Cash flow hedge reserve	6·88	−1,698	−1,712	14	0.8
Consolidated profit		359	270	89	33.0
Profit carried forward from prior year		7	–	7	>100.0
Minority interest in equity		–	16	−16	−100.0
Equity		3,200	2,872	328	11.4
Total equity and liabilities		**152,460**	**148,128**	4,332	2.9

Financial Statements

Statement of Changes in Equity

Equity	Equity attributable to equity holders							Minority interest in equity[2]	Equity
				Revaluation reserve					
in € million	Subscribed capital	Additional paid-in capital	Retained earnings	AfS reserve[1]	Cash flow hedge reserve[1]	Consolidated profit	Profit carried forward from prior year		
Equity at 1.1.2004	**402**	**3,310**	**358**	**48**	**–1,463**	**115**	**–**	**14**	**2,784**
Change in value of financial instruments not affecting income	–	–	–	254	–249	–	–	1	6
Change in value of financial instruments affecting income	–	–	–	–6	–	–	–	–	–6
Net income/loss	–	–	–	–	–	270	–	1	271
Allocation/addition consolidated profit	–	–	115	–	–	–115	–	–	–
Changes in the group of consolidated companies	–	–	19	–	–	–	–	–	19
Reserve arising from currency and other changes	–	–	–181	–21	–	–	–	–	–202
Equity at 31.12.2004	**402**	**3,310**	**311**	**275**	**–1,712**	**270**	**–**	**16**	**2,872**
Equity at 1.1.2005	**402**	**3,310**	**311**	**275**	**–1,712**	**270**	**–**	**16**	**2,872**
Capital increase/decrease	–	9	–	–	–	–	–	–	9
Change in value of financial instruments not affecting income	–	–	–	11	–357	–	–	–	–346
Change in value of financial instruments affecting income	–	–	–	–7	379	–	–	–	372
Net income/loss	–	–	–	–	–	359	–	–	359
Allocation/addition consolidated profit	–	–	223	–	–	–223	–	–	–
Profit carried forward from prior year	–	–	–	–	–	–	7	–	7
Profit of distribution	–	–	–	–	–	–47	–	–	–47
Changes in the group of consolidated companies	–	–	–1	–5	–8	–	–	–16	–30
Reserve arising from currency and other changes	–	–	4	–	–	–	–	–	4
Equity at 31.12.2005	**402**	**3,319**	**537**	**274**	**–1,698**	**359**	**7**	**–**	**3,200**

[1] Explanations in note 5 · Page 86
[2] Due to the squeeze-out at Württembergische Hypothekenbank there is no minority interest in equity any more

The Management Board of Hypo Real Estate Holding AG will propose to the ordinary annual general meeting on 8 May 2006 that, out of the profit of € 248 million of Hypo Real Estate Holding AG, a dividend of € 134 million, equivalent to € 1.00 per share, will be paid to the equity holders.

Cash Flow Statement[1]

in € million	2005	2004
Net income/loss	**359**	**271**
Write-downs, provisions for losses on, and write-ups of, loans and advances and additions to provisions for losses on guarantees and indemnities	16	608
Write-downs and depreciation less write-ups on long term assets	–215	–45
Change in other non-cash positions	7	3
Result from the sale of investments, property, plant and equipment	2	–54
Other adjustments	–761	–725
Subtotal	**–592**	**58**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	–4,183	–1,513
Placements with, and loans and advances to, other banks	2,109	3,330
Loans and advances to customers	750	8,461
Other assets from operating activities	–4,601	–4,831
Deposits from other banks	3,894	–799
Amounts owed to other depositors	1,256	980
Promissory notes and other liabilities evidenced by securities	–3,840	–10,980
Other liabilities from operating activities	2,779	4,194
Interest received	8,833	8,370
Interest paid	–8,133	–7,740
Commission received	171	120
Commission paid	–46	–72
Dividends received	5	13
Taxes on income paid	–97	–29
Taxes on income received	3	16
Cash flow from operating activities	**–1,692**	**–422**
Proceeds from the sale of property, plant and equipment	9,885	11,123
Payments for the acquisition of property, plant and equipment	–7,687	–10,561
Proceeds from the sale of investments	–	62
Payments for the acquisition of investments	–34	–17
Effects of the change in the group of consolidated companies	–	–15
Cash flow from investing activities	**2,164**	**592**
Proceeds from capital increases	16	–42
Paid dividends	–47	–
Subordinated capital, net	–260	–179
Other financing activities, net	–16	–
Cash flow from financing activities	**–307**	**–221**
Cash and cash equivalents at the end of the previous period	**275**	**489**
+/– Net cash provided/used by operating activities	–1,692	–422
+/– Net cash provided/used by investing activities	2,164	592
+/– Net cash from financing activities	–307	–221
+/– Effects of exchange rate changes and non-cash valuation changes	–258	–163
Cash and cash equivalents at the end of the period	**182**	**275**

[1] Explanations in note 67 · Page 116

Financial Statements

Notes

1 General information

The Hypo Real Estate Group is an internationally operating provider of commercial real estate financing. The holding company of the Hypo Real Estate Group is the listed **Hypo Real Estate Holding Aktiengesellschaft,** which is incorporated in the commercial register of the Amtsgericht (local court) Munich (HRB 149393) with the following registered office:

Unsöldstraße 2, 80538 München

The shares of Hypo Real Estate Holding AG are traded on the stock exchange in Frankfurt am Main (Prime Standard) and Vienna (Standard Market Continuous) (ISIN: DE0008027707).

Accounting and Valuation

2 Principles

Hypo Real Estate Holding AG has prepared its consolidated financial statements for the period ended 31 December 2005 in line with EC ordinance no. 1606/2002 of the European Parliament and Council of 19 July 2002 in accordance with International Financial Reporting Standards (IFRS). These financial statements are based on the IFRS rules which have been adopted in European law by the EU Commission as part of the endorsement process, and are additionally based on the regulations of commercial law applicable in accordance with section 315a (1) HGB. With the exception of IAS 39, all mandatory IFRS rules have been completely recognised by the EU. Certain regulations of IAS 39, relating to fair value hedge accounting for a portfolio hedge of interest risks, have not been recognised. The Hypo Real Estate Group does not apply this type of hedge accounting, so that the financial statements are accordingly consistent with the entire IFRS and also with the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). They consist of the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) as well as the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

If they are not inconsistent with the IFRS, the German accounting standards (Deutsche Rechnungslegungs Standards (DRS) published by the Deutsche Rechnungslegungs Standards Committee (DRSC) have been followed.

Adopted IFRS The Hypo Real Estate Group applies all valid standards. In addition, these consolidated financial statements also use the mandatory regulations of the Bilanzrechtsreformgesetz (law reforming balance sheet law).

IAS 32 (amended 2003), IAS 39 (amended 2003) and the other IAS amended as part of the improvement project as well as IFRS 2 were the subject of early adoption in the consolidated financial statements for the period ended 31 December 2004. Accordingly, there are no initial adoption effects in these financial statements.

The consolidated financial statements for the period ended 31 December 2005 feature initial adoption of the following IFRS at the Hypo Real Estate Group:

- IFRS 3
- IFRS 4
- IFRS 5
- IAS 19 (amended 2004)
- IAS 21 (amended 2005)
- IAS 36 (amended 2004) in accordance with initial adoption of IFRS 3
- IAS 38 (amended 2004) in accordance with initial adoption of IFRS 3
- IAS 39 (amended 2004 and 2005)

The initial adoption of these standards has resulted in the following major changes in accounting and statement policies for the Hypo Real Estate Group:

IFRS 3 had to be adopted in the consolidated financial statements for 2004 for business combinations between 31 March 2004 and 31 December 2004. For all other business combinations, the standard is subject to first-time adoption in these financial statements.

According to IFRS 3, goodwill is no longer permitted to be depreciated. Instead, goodwill is allocated to the cash generating units in accordance with **IAS 36 (amended 2004).** At the level of the cash generating units, goodwill is subject to an impairment test at least once every year. It has to be impaired if the carrying amount of the cash generating unit exceeds the recoverable amount, which is defined as the higher of value-in-use and the fair value less costs to sell. Without exception, negative differences from consolidation have to be recognised immediately in the income statement in accordance with IFRS 3. This did not have any material effects.

No major effects have resulted from the initial adoption of **IFRS 4** and **IFRS 5** as well as **IAS 38 (amended 2004)**. The Hypo Real Estate Group did not have any available-for-sale long-term assets and discontinuing operations as of the balance sheet date, which means that there have been no valuation effects or changes in recognition.

The new rules of **IAS 19 (amended 2004)** relate to actuarial profits and losses, common plans of several employers and the recognition of pension obligations. The standard change which has to be applied for periods starting on or after 1 January 2006 is subject to early adoption. The new option in the standard, whereby unredeemed actuarial profits and losses can be shown in shareholders' equity, has not been utilised. Instead the Hypo Real Estate Group continues to use the corridor method. Most of the pension obligations are covered by a qualified insurance policy. The new regulation relating to common plans of several employers has not had any effect on the consolidated financial statements. The additional notes required by the standard have been included in the notes.

The change in **IAS 21 (amended 2005)** relates to the recognition of net investments in a foreign operation. The regulation, which is mandatory for periods which commence on or after 1 January 2006, is the subject of early adoption. Because the regulation relates to the individual financial statements, it does not have any effect on these consolidated financial statements.

The initial adoption of the changes of **IAS 39 (amended 2004 and 2005)** has not had any major impact on the Hypo Real Estate Group. Financial obligations were not allocated to the category "designated at Fair Value through Profit or Loss" (dFVTPL). As part of initial adoption, a portfolio comprising fixed-income securities and derivatives have been redesignated. Because the relationship between the underlying and hedging instrument was previously recognised in fair value hedge accounting, the redesignation has not had any impact on the consolidated financial statements. Receivables which are no longer permitted to be classified as dFVTPL following the adjustment of IAS 39 in 2005 are now treated as financial instruments in the category of "Loans and receivables".

Published IFRS which are not yet mandatory and which are not the subject of early adoption IFRS 6, IFRS 7 and **IAS 1 (amended 2005)** have not been the subject of early adoption. The Hypo Real Estate Group does not anticipate any effects resulting from the adoption of IFRS 6, as this standard does not govern any issues which are relevant for the Group. Recognition of financial instruments has been changed as a result of IFRS 7. IFRS 7 is mandatory for years which commence on or after 1 January 2007. IFRS 7 will completely replace IAS 30 and partially replace IAS 32. Because recognition has previously been based on these two standards, IFRS 7 will result in changes in the structure of the income statement, the balance sheet and the notes. Some recognition regulations for management of shareholders' equity will be introduced as a result of IAS 1 (amended 2005).

Declaration on German Corporate Governance Code Hypo Real Estate Holding AG has published the declaration on German Corporate Governance Code on its corporate web site (www.hyporealestate.com) in accordance with section 161 AktG.

Consolidated financial review The consolidated financial review meets the requirements of section 315 (1) and (2) HGB as well as IAS 1 and DRS 15. It comprises a report on the business and conditions, a report on the net assets, financial position and results of operations, a report of significant events occurring after the cut-off date, an outlook report as well as a risk report.

3 Uniform consolidated accounting

The individual financial statements of the consolidated domestic and foreign companies are incorporated in the consolidated and financial statements of Hypo Real Estate Holding AG using uniform accounting and valuation principles.

4 Consistency

The Hypo Real Estate Group applies accounting policies consistently in accordance with the frame concept of IFRS as well as IAS 1 and IAS 8. No methods were changed in 2005.

5 Consolidation

The group of consolidated companies of Hypo Real Estate Holding AG comprises a total of 39 companies as of 31 December 2005. It comprises the following companies:

- Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Hypo Public Finance USA Inc., New York
- Hypo Real Estate Bank AG, Munich (sub-group with a total of 16 companies)
- Hypo Real Estate Bank International, Dublin
- Hypo Real Estate Capital Corp., New York (sub-group with a total of six companies)
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group with a total of eight companies)
- Hypo Real Estate Transactions S.A.S., Paris
- Pallas Capital Corporation, Delaware
- Württembergische Hypothekenbank AG, Stuttgart (sub-group with a total of two companies)

The group of consolidated companies includes 16 special purpose entities.

No new subsidiaries were acquired during 2005. As of 13 October 2005, Hypo Real Estate Capital Hong Kong Corporation Limited, based in Hong Kong, was established as a subsidiary of Württembergische Hypothekenbank AG and included in the group of consolidated companies. As a result of risk measuring methods having been further developed, 16 new special purpose entities were also included in the group of consolidated companies in 2005. The purpose of the special purpose entity Pallas Capital Corporation, Delaware, is to take advantage of refinancing opportunities in the USA. The special purpose entities Kiel I to IX, Limited, Jersey, House of Europe Funding I to III plc, Dublin, and Octagon Limited, Cayman Islands, have been established for structuring asset backed securities transactions. The special purpose entities GECO 2002 Limited, Jersey, and DUKE 2002, Limited, Jersey, have been established in connection with synthetic securitisation transactions of own credit risks. No goodwill has resulted from the initial consolidation of these special purpose entities.

The actions for annulment pending before the Landgericht (regional court) Stuttgart against the resolution concerning the exclusion of minority shareholders adopted in the shareholders' meeting of Württembergische Hypothekenbank on 12 May 2005 have been settled by way of a court settlement on 21 July 2005. The "squeeze-out" became effective when entered in the commercial register. In accordance with the settlement agreement, a cash settlement of € 58.50 per share was paid to the minority shareholders. The stake in Württembergische Hypothekenbank AG has accordingly increased by 2.51% to 100%. The increase in the shareholding has not resulted in any new goodwill.

Hypo Real Estate Holding AG has control over all fully consolidated companies in accordance with IAS 27, because it owns 100% of the shares with voting rights or, in the case of special purpose entities, the criteria of SIC 12 are satisfied.

The group of fully consolidated companies has been defined on the basis of materiality criteria. All fully consolidated companies have prepared their financial statements for the period ended 31 December 2005. There are no major shareholdings in joint ventures or associated companies, and no companies are consolidate on a pro-rata basis or accounted for using the equity method.

No subsidiaries were sold in 2005. The following companies have been deconsolidated from the group of consolidated companies:

- Hypo Real Estate Capital France S.A., Paris
- Hypo Real Estate Capital Iberia S.I., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan

Hypo Real Estate Capital France S.A., Paris, and Hypo Real Estate Capital Italia S.p.A., Milan, have been merged with the branches in these countries. Hypo Real Estate Transactions S.A.S., Paris, as a former subsidiary of Hypo Real Estate Capital France S.A., Paris, has become a direct subsidiary of Hypo Real Estate Bank International, Dublin as a result of the merger of its parent company. These transactions have not had any impact on the income statement and the balance sheet of the Group. Hypo Real Estate Capital Iberia S.I., Madrid, has been liquidated. The liquidation has also not had any effect.

In total, 25 companies have not been included in the group of consolidated companies in view of their minor significance for the Group. The consolidated financial statements set out the effects on the balance sheet of the contractual relations between the consolidated companies and the companies which have not been consolidated. The aggregate annual results of the subsidiaries which have not been consolidated in view of their minor significance in total amount to € –22 million. Thereby net losses are nearly completely covered by write-offs on investments, provisions and profit- and loss transfers within the annual accounts of the parent companies. The aggregate total assets amount to 0.4% of the consolidated assets. The shares in the non-consolidated subsidiaries are stated as AfS investments.

Group of consolidated companies

	2005	2004
Consolidated companies	39	25
Non-consolidated subsidiaries	25	37
Total number of subsidiaries	**64**	**62**
Other participating interests	**22**	**25**

These financial statements set out a list of "shareholdings" in the chapter "Holdings". In this list, the affiliated companies which are not special purpose entities are structured on the basis of whether they are included in the financial statements or not. Other shareholdings are also listed.

Consolidation principles and impairment test for goodwill
For the purposes of capital consolidation, the costs of purchasing an affiliated company are netted with the Group's stake in the completely recalculated shareholders' equity at the time of the acquisition. This shareholders' equity is calculated as the difference between the assets and liabilities of the acquired company, using their fair values. The difference between a higher cost of purchase and the recalculated shareholders' equity is stated as goodwill in the balance sheet under intangible assets. After it has been stated for the first time, goodwill is subsequently stated at cost of purchase less all cumulative allowances.

Under IFRS 3, it is no longer permissible for goodwill to be depreciated. Instead, the goodwill is allocated to the cash generating units. In line with Group Control, the business segments constitute the cash generating units in the Hypo Real Estate Group. As of 31 December 2005, there was only goodwill of € 2 million in the Hypo Real Estate Group, namely at the level of the business segment Hypo Real Estate International. At the segment level, goodwill is subject at least annually to an impairment review. An impairment is recognised if the carrying amount of the cash generating unit exceeds the net realisable amount, defined as the higher of value in use and the fair value less costs to sell. The value in use is used for the impairment test of goodwill at Hypo Real Estate International. Because this is considerably higher than the carrying amount, no impairment has been recognised. The cash flows of the next three years have been planned for establishing the value in use. No growth factor has been assumed for the perpetual yield.

Business relations within the group of consolidated companies are netted with respect to each other. Interim profits attributable to inter-company transactions are eliminated.

6 Financial Instruments

According to IAS 32, a financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. According to IAS 39, all financial instruments have to be classified according to this standard, to be recognised in the balance sheet and to be measured according to its classification:

Held-for-trading A financial asset or a financial liability is classified as held-for-trading if it is:

- primarily acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;
  or
- a derivative (except for a derivative that is a designated and effective hedging instrument).

Held-for-trading financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss. Held-for-trading financial instruments are stated under trading assets and trading liabilities. Interest and dividend income as well as the refinancing costs for the trading instruments are shown in net trading income.

Designated at Fair Value through Profit or Loss (dFVTPL) If certain conditions are satisfied, financial assets or financial liabilities can be classified at the fair value of financial assets or financial liabilities to be valued through profit or loss when they are initially stated. A designation can be made if the use of the valuation category means that a recognition and valuation inconsistency is either avoided or considerably reduced, management and performance measurement of a portfolio of financial instruments are based on the fair value or if the instrument contains a certain embedded derivative. The Hypo Real Estate Group classifies financial assets under the dFVTPL category only for the first two cases. As of 31 December 2005, only fixed-income securities are allocated to the category dFVTPL. Financial liabilities and receivables are not allocated to this category. The fixed-income securities are managed on a portfolio basis. Open risk positions of the portfolio are closed by hedging derivatives. Because changes in the value of derivatives under IAS 39 in principle have to be recognised in profit or loss, the designation of fixed income securities under the category dFVTPL will avoid inconsistency in terms of valuation. As a result of the designation of fixed income securities, the opposite movements in the income statement cancel each other out to a large extent. The accounting treatment is accordingly consistent with risk management and the investment strategy.

dFVTPL financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss. Because financial liabilities are not designated in the category, the Hypo Real Estate Group does not have any effect resulting from the instruments being valued with the own current credit risk. The fixed income securities under the category dFVTPL are stated under the item of financial investments. Interest income from the securities is shown under net interest income. The changes in value to be recognised in profit or loss are stated under net income from investments, in the same way as the changes in value of the corresponding derivatives.

Held-to-Maturity (HtM) investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

HtM financial investments are measured at amortised cost and recognised in the positions investments, placements with, loans and advances to, other banks and loans and advances to customers. The interest income from HtM financial instruments is shown under net interest income. Changes in the value of HtM financial instruments to be recognised in profit or loss as a result of impairment or write-ups are shown under net income from investments, if these instruments are securities.

Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables are recognised in the positions placements with, loans and advances to, other banks and loans and advances to customers and are measured at amortised cost. Interest income from receivables and market price related effects attributable to taking back or selling receivables is shown under net interest income. Reductions in value due to credit standing factors are shown under provisions for losses on loans and advances.

Available-for-Sale (AfS) Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale and which are not classified as loans and receivables, held-to-maturity investments or financial assets which are recognised at fair value in profit or loss.

AfS financial assets are measured at fair value. Changes in fair value are recognised in a separate item of equity (AfS reserve) not affecting income until the asset is sold, withdrawn or otherwise disposed of, or if an impairment is established for the financial asset in accordance with IAS 39.58 et seq. so that the cumulative profit or loss previously recorded under equity is now taken to the income statement. If the fair value of an AfS debt instrument increased objectively in a subsequent reporting period, the impairment has to be reversed to the income statement. On the other hand, impairments for an AfS equity instrument which have been recognised in the income statement are not permitted to be reversed and taken to the income statement.

In principle, participating interests are measured at fair value if control, joint management or a significant influence is exercised but the companies are not fully consolidated, consolidated on a pro-rata basis or accounted for using the equity method because of materiality considerations. However, this only applies to those participating interests for which stock exchange prices or market prices are available. In general, the fair value for listed participating interests can be reliably determined. Unlisted participating interests for which fair values cannot be determined are measured at amortised cost. The carrying amount of these participating interests is not material. For all other financial instruments, the fair value can be established reliably.

AfS financial asses are mostly recognised under investments. Interest income from AfS assets is stated under net interest income. Profit generated by the disposal of AfS financial instruments as well as changes in value as a result of impairment or write-ups to be recognised in profit or loss are shown under net income from investments, if the instruments are securities.

In principle, the purchase or sale of financial instruments is recognised at the trade date. Premiums and discounts are part of the amortised costs and appear in the net interest income for the accounting period in question. In accordance with the primary disposal concept of IAS 39, a financial asset has to be eliminated when all opportunities and risks have mainly been transferred. If the main opportunities and risks associated with ownership of the transferred asset are not transferred or retained, and if the power of disposal continues to be exercised over the transferred asset, the company has to capitalise the asset to the extent of the so-called continuing exposure. There are no transactions which result in partial elimination due to a continuing exposure.

According to IAS 39.63, impairments in value must be taken into consideration for all financial assets and are valued at amortised cost. Where subsequent measurement of financial assets is based on fair value, an impairment is implied in the fair value.

Hedging relations Hedging relations between financial instruments are classified as a fair value hedge, a cash flow hedge or hedging of a net investment in a foreign operation in accordance with IAS 39.

Fair-value hedge Under IAS 39, with a fair-value hedge, a stated asset or a stated liability or an off-balance sheet fixed obligation or a precisely designated part of such an asset, such a liability or such an obligation is hedged against the risk of a change in fair value which is attributable to a specific risk and which might have an effect on profit or loss for the period.

If the hedge of the fair value in the course of the reporting period satisfies the criteria of IAS 39.88, the hedge is stated in the balance sheet as follows:

- the profit or loss arising when the hedging instrument is revalued with its fair value (for a derivative hedging instrument) or the currency component of its book value calculated in accordance with IAS 21 (for non-derivative hedging instruments) is recognised in profit or loss for the period; and
- the book value of an underlying transaction is adjusted by the profit or loss arising from the underlying transaction and attributable to the hedged risks, and is recognised in profit or loss for the period. This is applicable if the underlying transaction is otherwise stated using the costs of purchase. The profit or loss attributable to the hedged risk is recognised in profit or loss for the period if the underlying transaction is an available-for-sale (AfS) financial asset.

The Hypo Real Estate Group uses fair-value hedge accounting for presenting micro-hedge relations. Fair-value hedge accounting is not used for a portfolio of interest risks. Inefficiencies within the range permitted under IAS 39 are shown in net interest income if the hedged instrument is not receivables or liabilities, and they are shown under net income from investments if the hedged instruments are securities.

Cash flow hedge According to IAS 39, a cash flow hedge hedges the risk inherent with fluctuating payment streams which is attributable to a certain risk associated with the stated asset or the stated liability (for instance some or all future interest payments of a variable-interest debt) or the risk associated with a future transaction which is expected to occur with a high degree of probability or which might have an effect on profit or loss for the period.

Cash flow hedge accounting recognises derivatives which are used for hedging the interest rate risk as part of asset/liability management. For instance, future variable interest payments for variable-interest receivables and liabilities are swapped for fixed payments primarily by means of interest rate swaps.

Under cash flow hedge accounting, hedging instruments are stated with their fair value. The valuation result has to be broken down into an effective and an ineffective part.

The efficient part of the hedging instrument is recognised in a separate item of equity without any impact on earnings (cash flow hedge reserve). The inefficient part of the hedging instrument is recognised in profit or loss.

A hedging relation is deemed to be effective if, at the beginning and throughout the entire duration of the transactions, changes in the payment streams of the underlying transactions are balanced out almost completely by changes in the payment streams of the hedging transactions. For the purpose of establishing whether a specific part of the hedging instrument is effective, the future variable interest payments from the receivables and liabilities to be hedged are compared on every reference date for the financial statements with the variable interest payments from the interest derivatives in detailed maturity bands.

In those periods in which the payment streams of the hedged underlying transactions have an impact on profit or loss for the period, the cash flow hedge reserve is written back to the income statement.

For the purpose of calculating return on equity, AfS reserve and cash flow hedge reserve are not taken into consideration.

Hedging a net investment in a foreign operation For the Hypo Real Estate Group, subsidiaries or branches whose operations are based in another country or are conducted in another currency, are deemed to be foreign operations. In accordance with IAS 21, all currency differences resulting from the conversion of financial statements with a different functional currency into the reporting currency as well as currency differences resulting from the conversion of monetary items which are part of a net investment in a foreign operation have to be recognised in the consolidated financial statements as shareholders' equity until the net investment is sold or otherwise discontinued. Hedging instruments are designated for hedging a net investment in a foreign operation. The change in the fair value of the hedging instrument has to be recognised without any impact on profit or loss to the extent of the effective hedge, and thus compensates for the volatility of shareholders' equity resulting from the conversion of a net position. The ineffective part is shown in profit or loss.

7 Assets held for trading purposes

Assets held for trading purposes comprise receivables and held-for-trading securities as well as positive market values of trading derivatives and derivatives for hedging foreign exchange risks attributable to financial instruments which are not dFVTPL or AfS securities.

In addition, borrowers' note loans and registered bonds as well as public sector bonds, to the extent that they are used for trading purposes, are stated under other trading assets.

Individual trading assets are stated with their fair value. In the case of derivative financial transactions which are not listed on a stock exchange, internal price models based on cash value considerations and option price models are used as the basis of calculating the balance sheet value. Valuation and realised profits and losses attributable to trading assets are stated under result of trading in the income statement.

8 Placements, loans and advances

Placements with, and loans and advances to, other banks and loans and advances to customers are recognised under IAS 39 with their amortised cost of purchase if they are not dFVTPL receivables, AfS receivables or an underlying transaction of a fair-value hedge. The Hypo Real Estate Group has not designated any receivables under the category dFVTPL.

9 Allowances for losses on loans and advances

Allowances for loans and advances are calculated mainly on the basis of expectations with regard to future loan defaults, the structure and quality of the loan portfolio as well as macro-economic parameters.

For all recognisable counterparty risks in lending business, individual allowances or provisions equivalent to the extent of the expected defaults are set aside and are written back when the default risk is no longer applicable, or are utilised if the receivable has been classified as irrecoverable and eliminated.

Under IAS 39.64, loans for which there is no objective indication of the need for an allowance, are grouped together to form risk-inherent portfolios. Portfolio-based allowances are set aside for these portfolios; these allowances are based on current events and information with regard to significant changes with detrimental consequences which have occurred in the technology, market, economic or legal environment, as well as historical default rates.

10 Investments

dFVTPL, HtM and AfS financial instruments as well as investment properties are stated under investments.

dFVTPL financial assets are stated with their fair value. Changes in the fair value are taken to the income statement.

HtM financial assets are stated at amortised cost of purchase. Discounts and premiums are recognised on a pro-rata basis. Write-downs are taken to the income statement if the value of such assets is affected as a result of credit standing factors. If the reasons for such write-downs are no longer applicable, an appropriate amount is written back to the income statement (up to the extent of the amortised costs of purchase).

AfS financial assets which are hedged efficiently against market price risks are recognised within the framework of fair-value hedge accounting.

Under IAS 40, land and buildings – or parts of buildings – or both, which are held as financial investments for generating rental income or for generating capital gains, are stated with their fair value. The reports prepared for establishing values are based on present value methods. The rental income generated by these financial investments is stated in net interest income (in the same way as the refinancing expenses).

11 Intangible assets

Goodwill and software is the main item stated under intangible assets. Goodwill is no longer depreciated. In accordance with IAS 36, impairment tests are carried out every year and also in the event of any indications of the existence of an impairment. Impairments are recognised where necessary. Software is stated at amortised cost of purchase, and is written down in a straight-line basis over an expected service life of 3 to 5 years.

12 Property, plant and equipment

Property, plant and equipment is stated at cost of purchase or cost of production less (in the case of assets subject to wear and tear) scheduled straight-line depreciation in line with the expected service life of the assets.

The portfolio does not comprise any land and building used for operating purposes or buildings under construction. In the case of fixtures and fittings in rented buildings, the contract duration taking account of extension options is used as the relevant basis if the duration is shorter than the normal service life.

Useful economic life

in years	
Fixture in rental buildings	10–25
IT equipment (broad sense)	3– 5
Other plant and operating equipment	3-25

If the value of property, plant and equipment has additionally been diminished, non-scheduled depreciation is taken to the income statement. If the reasons for the non-scheduled depreciation are no longer applicable, an amount is written back to the income statement, not exceeding the extent of the amortised cost of purchase for production.

Cost of purchase or cost of production which are subsequently incurred are capitalised if an additional economic benefit accrues to the company. Measures which are designed to maintain the condition of the property, plant and equipment are recognised in the income statement of the financial year in which they arose.

13 Liabilities

Liabilities other than underlying transactions of an effective fair-value hedge which are not classified as dFVTPL are stated at amortised cost price. Discounts and premiums are recognised on a pro-rata basis. Interest-free liabilities are stated with their cash value. The Hypo Real Estate Group has not designated any liabilities under the category dFVTPL.

14 Liabilities held for trading purposes

Refinancing positions of the trading portfolio, for instance repo liabilities, are stated under liabilities held for trading purposes. In addition, liabilities held for trading purposes also include negative market values of trading derivatives and derivatives used for hedging foreign currency risks arising from financial instruments which are not dFVTPL or AfS instruments.

Liabilities held for trading purposes are recognised with their fair values.

15 Provisions

Under IAS 37.36 et seq., the best possible estimate is used for establishing the provisions for uncertain liabilities and contingent losses attributable to pending transactions. Long-term provisions are discounted.

Provisions for pensions and similar obligations are calculated on the basis of actuarial reports in accordance with IAS 19. They are calculated using the "projected unit credit" method, and this method takes account of the cash value of the earned pension entitlements as well as the actuarial profits and losses which have not yet been redeemed. These are attributable to various factors, including irregularities in the risk curve (for instance a higher or lower number of invalidity or mortality cases than expected on the basis of the calculation principles used) or changes in the calculation parameters.

The actuarial profits and losses are dealt with using the so-called corridor method: An entry only has to be taken to the income statement in subsequent years if the total profits or losses which have accumulated as of the reference date for the financial statements exceed 10% of the maximum figure calculated as the cash value of the earned pension entitlements and the assets of any external benefit facility.

The interest rate used for calculation purposes is based on the long-term interest rate applicable for first-class fixed-income industry bonds on the reference date for the financial statements.

The Hypo Real Estate Group obtained insurance against the main risks arising from defined-benefit pension commitments as of 1 January 2005 by taking out an insurance policy classified as a "qualified insurance policy" under IAS 19. This qualified insurance policy constitutes plan assets under IAS 19. The pension provisions have to be netted with the plan assets. In the event of surplus cover, the amount stated under other assets is equivalent to the negative balance of the following:

- the present value of the defined benefit obligation as of the balance sheet date;
- plus any actuarial profits (less any actuarial losses) which have not yet been recognised in the income statement;
- less any service time which has to be recognised but which has not yet been taken into consideration;
- less the fair value of the plan assets on the balance sheet date which are to be used directly for settling the obligations.

In accordance with IAS 19, the cost of defined-benefit pension commitments included under general administrative expenses in the position "Costs for retirement pensions and benefits" has been reduced by the expected income from the plan assets.

16 Other liabilities

Accrued liabilities in accordance with IAS 37 are one of the items stated under other liabilities. This includes future expenditure, which is uncertain in terms of actual extent or timing, but which is less uncertain than is the case with provisions. These are liabilities for products or services which have been received or supplied and which have not yet been paid for, or invoiced by the supplier or formally agreed. This also includes short-term liabilities due to employees, for instance flexi-time credits and vacation entitlements. The accrued liabilities have been stated in the amount likely to be utilised.

If the obligations listed at this point cannot be quantified more precisely on the reference date for the financial statements and if the criteria specified in IAS 37 for setting-aside of provisions are satisfied, these items have to be stated under provisions.

17 Currency translation

Currency translation is carried out in accordance with the regulations of IAS 21. On the reference date for the financial statements, monetary items in a foreign currency are translated into Euro using the rate applicable on the reference date. Non-monetary items which were stated in a foreign currency using historical cost of purchase are stated using the exchange rate applicable at the point at which they were purchased.

Income and expenditure attributable to currency translation at the individual companies in the Group are taken to the income statement. Because open currency positions are generally closed immediately, there is no major effect attributable to currency translation.

In these consolidated financial statements, balance sheet items of the subsidiaries, if they do not prepare financial statements in Euro, are translated using market rates applicable on the reference date for the financial statements. For translating the expenses and income of these subsidiaries, the exchange rates applicable on the dates of the transaction are used.

18 Taxes on income

Taxes on income are accounted for and valued in accordance with IAS 12. Apart from the exceptions defined in the standard, deferred taxes are calculated for all temporary differences for the values under IFRS and the tax values as well as for the differences resulting from uniform group valuation within the Group and differences from the consolidation (balance-sheet method). Deferred tax assets arising from unused losses carried-forward are calculated if necessary according to IAS 12.34 et seq.

The deferred taxes are calculated using the national tax rates which are expected at the time when the differences are settled, as the concept of deferred taxes is based on the presentation of future tax assets or tax liabilities (liability method). Changes in tax rates which had been adopted as of the reporting date are taken into consideration.

19 Future-related assumptions and estimation uncertainty

When the financial statements are being prepared, the Hypo Real Estate Group makes future-related assumptions as well as estimations which may result in a considerable risk of a major change to the stated assets and liabilities becoming necessary during the next financial year.

Standards which are not the subject of early adoption New standards which are issued or existing standards which have been revised and which are not the subject of early adoption may result in changes in the accounting treatment and valuation as well as the statement of assets and liabilities when they are first applied. The standards which are not the subject of early adoption are described in detail in note 2.

Allowances for losses on loans and advances The loan portfolio of the Hypo Real Estate Group is reviewed every year or more frequently in order to identify any allowances for losses on loans and advances. In order to check whether an allowance has been taken to the income statement, it is necessary to assess whether there are any indications that the estimated future payment streams of a loan portfolio had diminished. In order to make such an assessment, it is necessary to make estimates which are based on historical default rates and including information relating to significant changes with detrimental consequences which have occurred in the technology, market or legal environment and also current events. The methods and assumptions concerning the assessment of the extent and timing of the payment streams are regularly checked in order to reduce the differences between estimated and actual defaults.

Fair values of original and derivative financial instruments
The fair value of financial instruments which are not listed on active markets is calculated using valuation models. In those cases in which valuation models are used, a check is performed regularly to assess whether the valuation models provide a comparable standard for current market prices. For practical considerations, the valuation models can only take account of quantifiable factors which also require estimates. Changes in assumptions relating to these factors might have an impact on the fair values of the financial instruments.

HtM investments If financial instruments are classified as HtM investments, it is necessary to assess the intention and ability to keep these investments until maturity. If these investments are not held until maturity (with the exception of special reasons), the entire HtM investments have to be reclassified as "Available-for-Sale" (AfS). The investments accordingly have to be stated with their fair value and not at amortised costs of purchase.

Embedded derivatives According to IAS 39.11, an embedded derivative has to be separated from the underlying contract and has to be valued separately if, in addition to other criteria, the economic features and risks of the embedded derivative are not closely related to the economic features and risks of the underlying agreement. The economic risks are assessed on the basis of measuring methods. On the basis of the further development of risk measurement methods and the assumptions which have to be made, it is not possible to preclude the possibility that an assessment in subsequent years will come to a conclusion which is different to that of the current assessment.

Hedge accounting Relations between underlyings and hedging instruments can be presented in hedge accounting. A relation only qualifies for hedge accounting when certain conditions specified under IAS 39.88 are satisfied. One of these conditions is that the hedge has to be very efficient with regard to achieving compensation for the risks resulting from changes in the fair value or the cash flow in relation to the hedged risk, in line with the originally documented risk management strategy for this specific hedge. In the case of cash flow hedges, a future transaction underlying the hedge must have a high probability of occurrence and must be exposed to risks in the form of fluctuations in the form of cash flows which in the final analysis might be reflected in net income/loss for the period. If the hedge no longer satisfies the criteria, hedge account-

ing has to be discontinued in future. Every adjustment to the carrying amount of a hedged financial instrument recognised under cash flow hedge accounting has to be released and recognised in profit or loss.

The establishment of the effectiveness of the risk hedge and the assessment of the probability of occurrence of future cash flows depend on risk measuring methods, the parameters which are used and assumptions relating to the probability of occurrence. These methods and parameters are continuously developed in line with the risk management objectives and strategies, which means that a review in subsequent years may result in an assessment which differs from the original assessment.

Taxes on income The Hypo Real Estate Group is subject to a wide range of national tax regulations with regard to the calculation of taxes on income. In order to evaluate the actual tax burden, it is necessary to make estimates which are calculated with the knowledge existing on the reporting date and closely related to the tax return prepared in the following financial year. In some countries, the current tax charges attributable to the current financial year can only be finalised after the corresponding tax audit has been completed. The variances with regard to the estimated tax burden may have a positive or negative influence on the tax burden in future financial years.

With regard to the capitalisation of losses carried forward and other tax credits, the extent as well as the availability of such tax benefits are subject to estimates. Major losses carried forward are subject to national German tax law, and their availability also depends on the restrictions set out in section 8 (4) KStG. The deferred tax assets on losses carried forward are capitalised for a planning period of three years, as further plans are deemed not to be adequately probable in accordance with IAS 12.34.

Special-purpose entities Special-purpose entities are established by the Hypo Real Estate Group for various purposes, such as securitising financial instruments. The decision as to whether a special-purpose entity has to be consolidated or not is subject to the assumption relating to control of the company in accordance with IAS 27. This standard is complemented by the stipulations of SIC 12. According to SIC 12.10, it is also necessary to assess whether the company substantially has the right to derive the majority of benefit from the special-purpose entity or whether under certain circumstances the company is exposed to risks which are associated with the activity of the special-purpose entity. As of the accounts reference date, the relevant companies were considered with regard to IAS 27 in conjunction with SIC 12. As a result of the risk measuring methods having been further developed, also in connection with Basel II, and also as a result of the assumptions which have to be made, it is possible that a review in subsequent years might result in an estimation which differs from the current figure.

Segment reporting

20 Notes to segment reporting by business segment (primary segmenting)

The **Hypo Real Estate Group (HREG)** is divided into three business segments, which are referred to as primary segments in 2005:

Hypo Real Estate International (HREI) This segment pools the international business in large-volume structured real estate financing. It includes the earnings contributions of the following fully consolidated companies:

- Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Hypo Public Finance USA Inc., New York
- Hypo Real Estate Bank International, Dublin
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    - The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Transactions S.A.S., Paris
- Pallas Capital Corporation, Delaware

Württembergische Hypothekenbank AG, Stuttgart, constitutes the business segment **WürttHyp** with the subsidiary established 13 October 2005, namely Hypo Real Estate Capital Hong Kong Corporation Limited, Hong Kong. It specialises in commercial real estate financing that is eligible as cover pool in Germany and abroad; refinancing mainly through the issuance of covered bonds ("Pfandbriefe").

The business segment **Hypo Real Estate Germany (HREGe)** exclusively includes the earnings contributions of Hypo Real Estate Bank AG, Munich. This business segment comprises the German real estate financing business. It also includes the contributions to earnings provided by the following special-purpose entities:

- DUKE 2002 Limited, Jersey
- GECO 2002 Limited, Jersey
- House of Europe I plc, Dublin
- House of Europe II plc, Dublin
- House of Europe III plc, Dublin
- Kiel I Limited, Jersey
- Kiel II Limited, Jersey
- Kiel III Limited, Jersey
- Kiel IV Limited, Jersey
- Kiel V Limited, Jersey
- Kiel VI Limited, Jersey
- Kiel VII Limited, Jersey
- Kiel VIII Limited, Jersey
- Kiel IX Limited, Jersey
- Octagon Limited, Cayman Islands

In addition to consolidation processes, the column **"Other/consolidation"** includes the earnings contributions of Hypo Real Estate Holding AG, Munich.

21 Income statement, broken down by business segment

Income/expenses

in € million		HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Net interest income	2005	287	122	283	–7	685
	2004	224	108	354	–3	683
Provisions for losses on loans and advances	2005	11	18	120	–	149
	2004	33	23	220	–	276
Net interest income after provisions for losses on loans and advances	2005	**276**	**104**	**163**	**–7**	**536**
	2004	**191**	**85**	**134**	**–3**	**407**
Net commission income	2005	135	–9	–1	–	125
	2004	126	–6	–25	–1	94
Net trading income	2005	27	–	–	–	27
	2004	11	–	–	–	11
Net income from investments	2005	12	16	39	–	67
	2004	3	14	31	–1	47
General administrative expenses	2005	163	35	98	21	317
	2004	136	33	126	20	315
Balance of other operating income/expenses	2005	2	–	1	2	5
	2004	1	–	–2	1	–
Operating profit/loss	2005	**289**	**76**	**104**	**–26**	**443**
	2004	**196**	**60**	**12**	**–24**	**244**
Balance of other income/expenses	2005	–1	–	–	–34	–35
	2004	–1	–	–21	–1	–23
thereof: Restructuring expenses	2005	–	–	–	34	34
	2004	–	–	21	–	21
Net income/loss before taxes	2005	**288**	**76**	**104**	**–60**	**408**
	2004	**195**	**60**	**–9**	**–25**	**221**
Taxes on income [1]	2005	60	1	24	10	95
	2004	47	1	1	4	53
Net income/loss [1]	2005	**228**	**75**	**80**	**–70**	**313**
	2004	**148**	**59**	**-10**	**–29**	**168**

[1] Excluding the effects from capitalised losses carried forward totalling € 46 million in Hypo Real Estate Group

22 Key ratios, broken down by business segment

Key ratios

in %		HREI	WürttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)	2005	35.2	27.1	30.4	34.9
	2004	37.3	28.4	35.2	37.7
Return on equity before taxes	2005	16.4	11.2	5.5	9.6
	2004	13.3	9.2	–0.4	5.3
Return on equity after taxes [1]	2005	13.0	11.0	4.2	7.4
	2004	10.1	9.0	–0.5	4.0

[1] Excluding the effects from capitalised losses carried forward

23 Balance sheet figures, broken down by business segments

Assets

in € million		HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Total assets	31.12.2005	33,338	38,378	86,400	–5,656	152,460
	31.12.2004	23,072	34,583	91,978	–1,505	148,128
thereof: Placements with, and loans and advances to, other banks	31.12.2005	2,385	8,440	13,362	–4,645	19,542
	31.12.2004	1,608	5,584	15,377	–918	21,651
thereof: Real estate financing	31.12.2005	23	49	122	–	194
	31.12.2004	26	39	128	–	193
Public sector loans	31.12.2005	629	2,760	9,210	–	12,599
	31.12.2004	668	3,120	12,306	–	16,094
thereof: Loans and advances to customers	31.12.2005	15,328	16,931	44,235	–200	76,294
	31.12.2004	10,293	17,328	49,423	–	77,044
thereof: Real estate financing	31.12.2005	14,572	12,960	28,509	–	56,041
	31.12.2004	9,638	12,914	30,432	–	52,984
Public sector loans	31.12.2005	747	3,582	14,946	–	19,275
	31.12.2004	621	4,395	18,337	–	23,353

Liabilities

in € million		HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Total liabilities	31.12.2005	31,392	37,680	85,543	–5,355	149,260
	31.12.2004	21,485	34,009	91,279	–1,517	145,256
thereof: Deposits from other banks	31.12.2005	11,585	2,799	12,523	–4,461	22,446
	31.12.2004	8,535	4,148	6,666	–797	18,552
Amounts owed to other depositors	31.12.2005	1,170	2,357	6,544	9	10,080
	31.12.2004	281	1,933	6,601	9	8,824
Promissory notes and other liabilities evidenced by securities	31.12.2005	12,519	28,551	55,070	–807	95,333
	31.12.2004	9,422	24,307	66,099	–655	99,173
thereof: Mortgage bonds	31.12.2005	–	5,774	20,647	–	26,421
	31.12.2004	–	5,255	24,216	–	29,471
Public sector bonds	31.12.2005	4,198	14,394	28,862	–100	47,354
	31.12.2004	4,917	13,923	37,293	–153	55,980

Contingent liabilities and other commitments

in € million		HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Contingent liabilities	31.12.2005	2,472	30	145	–	2,647
	31.12.2004	5,982	21	76	–1,501	4,578
Other commitments	31.12.2005	5,969	745	909	4	7,627
	31.12.2004	2,525	376	307	–	3,208
Total	31.12.2005	**8,441**	**775**	**1,054**	**4**	**10,274**
	31.12.2004	**8,507**	**397**	**383**	**–1,501**	**7,786**

Volume of lending

in € million		HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Loans and advances to other banks	31.12.2005	2,341	2,835	9,587	–791	13,972
	31.12.2004	1,536	3,169	12,698	87	17,490
Loans and advances to customers	31.12.2005	15,328	16,586	43,835	–	75,749
	31.12.2004	10,293	17.328	49,423	–	77,044
Contingent liabilities	31.12.2005	2,472	30	145	–	2,647
	31.12.2004	5,982	21	76	–1,501	4,578
Total	31.12.2005	**20,141**	**19,451**	**53,567**	**–791**	**92,368**
	31.12.2004	**17,811**	**20,518**	**62,197**	**–1,414**	**99,112**

24 Risk provision rates, broken down by business segment

Risk provision rates

in %		HREI	WürttHyp	HREGe	HREG
Net addition rate	2005	0.05	0.09	0.22	0.16
	2004	0.19	0.11	0.56[1]	0.41[1]
Loan loss rate	2005	0.00	0.66	0.26	0.29
	2004	0.00	0.13	2.75	1.75
Total loan loss allowances (in € million)	31.12.2005	82	215	397	694
	31.12.2004	72	318	402	792
Provision rate	31.12.2005	0.41	1.11	0.74	0.75
	31.12.2004	0.40	1.55	0.65	0.80

[1] Excluding risk shelter from HVB AG

25 Loans put on a non-accrual basis, broken down by business segment

Loans put on a non-accrual basis

in € million		HREI	WürttHyp	HREGe	HREG
Loans put on a non-accrual basis	31.12.2005	–	210	723	933
	31.12.2004	4	331	639	974

"Loans put on a non-accrual basis" disclose the volume of all loans and advances where the payment of interest has been agreed, but where the corresponding interest payments have not been received. These loans and advances contain unrealised interest income of € 38 million. The "non-interest-bearing loans" for which the company has refrained from charging borrowers interest are included herein.

26 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Calculated in accordance with the Basel recommendation on equity, the equity funds based on approved annual financial statements, the risk-weighted assets and the market risk positions as of 31 December 2005 were as follows:

Equity funds [1]

In € million		HREI	WürttHyp	HREGe	HREG
Core capital	31.12.2005	1,881	779	1,836	4,372
	31.12.2004	1,584	710	2,044	4,210
Supplementary capital	31.12.2005	552	463	927	1,923
	31.12.2004	776	361	965	1,913
Equity capital	31.12.2005	2,433	1,242	2,763	6,295
	31.12.2004	2,360	1,071	3,009	6,123
Tier III capital	31.12.2005	–	–	–	–
	31.12.2004	–	–	–	–
Total	31.12.2005	**2,433**	**1,242**	**2,763**	**6,295**
	31.12.2004	**2,360**	**1,071**	**3,009**	**6,123**

[1] Consolidated according to section 10a German Banking Act (KWG); as per approved annual financial statements and after profit distribution

Risk-weighted assets

In € billion		HREI	WürttHyp	HREGe	HREG
On-balance-sheet assets	31.12.2005	16.6	11.9	23.5	50.9
	31.12.2004	12.7	9.8	23.8	45.7
Off-balance-sheet assets	31.12.2005	4.5	0.5	0.5	5.3
	31.12.2004	4.5	0.3	0.4	5.2
Counterparty risks in the trading book	31.12.2005	0.1	–	–	0.1
	31.12.2004	0.1	–	–	0.1
Total	31.12.2005	**21.2**	**12.4**	**24.0**	**56.3**
	31.12.2004	**17.3**	**10.1**	**24.2**	**51.0**

Market risk positions

In € million		HREI	WürttHyp	HREGe	HREG
Currency risks	31.12.2005	42	4	2	48
	31.12.2004	34	2	1	37
Interest rate risks	31.12.2005	95	–	–	95
	31.12.2004	57	–	–	57
Risks from equity securities	31.12.2005	21	–	–	21
	31.12.2004	19	–	–	19
Total	31.12.2005	**158**	**4**	**2**	**164**
	31.12.2004	**110**	**2**	**1**	**113**

The resulting ratios as of 31 December 2005, based on approved financial statements, were thus as follows:

Capital ratios [1]

in %		HREI	WürttHyp	HREGe	HREG
Core capital ratio	31.12.2005	8.9	6.3	7.7	7.8
	31.12.2004	9.2	7.1	8.4	8.3
Equity capital ratio	31.12.2005	11.5	10.0	11.5	11.2
	31.12.2004	13.6	10.6	12.4	12.0
Equity funds ratio	31.12.2005	10.5	10.0	11.5	10.8
	31.12.2004	12.6	10.6	12.4	11.7

[1] As per approved annual financial statements and after profit distribution

The capital ratios were calculated in accordance with the guidelines of the Bank for International Settlements (BIS) based in Basel. The BIS ratios were established independently on a voluntary basis.

27 Employees, broken down by business segment

Employees

		HREI	WürttHyp	HREGe	Other	HREG
Employees	31.12.2005	452	197	520	64	1.233
	31.12.2004	504	171	592	44	1.311

28 Segment reporting by region (secondary segmenting)

Different regions are referred to as secondary segments. The Hypo Real Estate Group as of 31 December 2005 differentiates between the regions Germany, rest of Europe and America/Asia. The column headed "Consolidation" includes effects from consolidation and Hypo Real Estate Holding AG as the non-operating parent company of the Group. Allocation of values to regions is based on the location of the registered offices of the Group companies or their branches.

Operating performance

in € million		Germany	Rest of Europe	America/Asia	Consolidation	HREG
Operating revenues	2005	470	297	146	–4	909
	2004	485	277	76	–3	835
Provisions for losses on loans and advances	2005	138	11	–	–	149
	2004	243	33	–	–	276
General administrative expenses	2005	138	98	60	21	317
	2004	165	87	42	21	315
Operating profit/loss	2005	194	188	86	–25	443
	2004	77	157	34	–24	244
Net income/loss before taxes	2005	194	188	86	–60	408
	2004	56	157	33	–25	221

Financial Statements

Cost-income ratio (based on operating revenues)

in %		Germany	Rest of Europe	America/Asia	HREG
Cost-income ratio	2005	29.4	33.0	41.1	34.9
	2004	34.0	31.4	55.3	37.7

Volume of lending

in € million		Germany	Rest of Europe	America/Asia	Consolidation	HREG
Volume of lending	31.12.2005	74,520	19,676	4,539	–6,367	92,368
	31.12.2004	83,491	17,636	2,875	–4,890	99,112

Employees

		Germany	Rest of Europe	America/Asia	Consolidation	HREG
Employees	31.12.2005	737	278	154	64	1,233
	31.12.2004	806	327	134	44	1,311

Notes to the income statement

29 Net interest income

Net interest income, broken down by categories of income/expenses

in € million	2005	2004
Interest income	**7,074**	**6,945**
Lending and money-market business	5,628	5,402
Fixed-income securities and government-inscribed debt	1,433	1,528
Participating interests	5	13
Other	8	2
Interest expenses	**6,389**	**6,262**
Deposits	2,030	1,354
Promissory notes and other liabilities evidenced by securities	3,531	3,982
Subordinated capital	130	112
Current result from swap transactions (balance of interest income and interest expenses)	698	814
Other	–	–
Total	**685**	**683**

Interest margins

in %	2005	2004
based on average risk assets according to BIS	1.30	1.31
based on average volume of business	0.46	0.45

The interest income from dFVTPL financial assets is stated as € 165 million (2004: € 54 million). The other assets generated interest income of € 6,902 million (2004: € 6,891 million). The interest income from non-financial assets amounted to € 7 million, and relate to rental income from investment properties. Because no liabilities have been designated under the category dFVTPL, the entire interest expense was attributable to financial liabilities which were not recognised at fair value in profit or loss.

30 Provisions for losses on loans and advances

Provisions for losses on loans and advances

in € million	2005	2004
Additions	215	387
Allowances for losses on loans and advances	215	374
Loan-loss provisions	–	13
Releases	–63	–109
Allowances for losses on loans and advances	–63	–108
Loan-loss provisions	–	–1
Recoveries from write-offs of loans and advances	–3	–2
Total	**149**	**276**

As of 31 December 2004, provisions for losses on loans and advances of € 276 million were stated as a net figure after netting the risk shelter of € 130 million provided by HVB AG to Hypo Real Estate Bank AG. No risk shelter existed in 2005.

31 Net commission income

Net commission income

in € million	2005	2004
Securities and custodial services	–2	–9
Lending operations and other service operations	127	103
Total	**125**	**94**

32 Net trading income

Net trading income

in € million	2005	2004
Equity contracts	–	1
Interest rate and currency contracts	27	10
Total	**27**	**11**

The result of equity contracts is attributable to trading of investment shares. The result of interest rate and currency contracts comprises profits from trading in interest, currency and credit risks. Bonds, credit derivatives and interest derivatives are some of the trading instruments used in this respect.

33 Net income from investments

Net income from investments

in € million	2005	2004
Income from investments	108	99
Expenses from investments	41	52
Total	**67**	**47**

Net income from investments discloses income from the sale of HtM and AfS investments and also changes in the value of such instruments that are to be recognised in the income statement. This item also states changes in the value of dFVTPL financial instruments and the related derivatives.

The result from HtM investments amounted to € 25 million, compared with € 73 million last year; the result from AfS investments amounted to € 44 million, compared with € –29 million last year. The result of € 5 million from dFVTPL financial instruments (2004: € 4 million) was almost fully compensated for by the result of € –3 million from the corresponding derivatives (2004: € 0 million). The result of hedging relations detailed in hedge accounting amounted to € –4 million, compared with € –1 million in 2004.

34 General administrative expenses

General administrative expenses

in € million	2005	2004
Personnel expenses	188	189
Wages and salaries	164	153
Social security costs	18	17
Pension expenses and related employee benefit costs	6	19
Other general administrative expenses	114	114
Depreciation/amortisation	15	12
on software and other intangible assets excluding goodwill	9	6
on property, plant and equipment	6	6
Total	**317**	**315**

No stock option plans involving shares in Hypo Real Estate Holding AG or similar forms of remuneration were granted to members of the Management Board, Supervisory Board members or employees in 2005.

The expenses of € 7 million for defined-benefit pension commitments included in "Pension expenses and related employee benefit costs" as of 31 December 2005 was diminished in accordance with IAS 19 by the expected income from the insurance policy which was taken out in 2005 and which was classified as a "qualified insurance policy".

Cost-income ratio

in %	2005	2004
Cost-income ratio (based on operating revenues)	34.9	37.7

35 Balance of other operating income/expenses

Balance of other operating income/expenses

in € million	2005	2004
Other operating income	20	19
Other operating expenses	15	19
Balance of other operating income/expenses	**5**	**–**

Other operating income/expenses do not contain any individual amounts of major significance. Rental income was € 1 million, compared with € 4 million last year. Income from the release of provisions that are not related to lending business amounted to € 5 million (2004: € 2 million). Expenses from additions to provisions and accrued liabilities that are not related to lending business amounted to € 2 million (2004: € 1 million).

Financial Statements

36 Operating revenues

Operating revenues

in € million	2005	2004
Net interest income	685	683
Net commission income	125	94
Net trading income	27	11
Net income from investments	67	47
Balance of other operating income/expenses	5	–
Total	**909**	**835**

37 Balance of other income/expenses

Balance of other income/expenses

in € million	2005	2004
Other income	–	–
Other expenses	35	23
thereof: Other taxes	1	1
Restructuring expenses	34	21
thereof: Additions to restructuring provisions	15	11
Balance of other income/expenses	**–35**	**–23**

As part of a restructuring process, international business which has previously been conducted by Hypo Real Estate Bank International, Dublin, and also by Württembergische Hypothekenbank, Stuttgart, has now been pooled in a single legal entity. In addition, the German financing arrangements have now been pooled at Hypo Real Estate Bank, Munich. The restructuring process resulted in expenses of € 34 million, which are broken down into current restructuring expenses (€ 19 million) and additions to restructuring provisions under IAS 37 (€ 15 million). In 2004, restructuring expenses of € 21 million were incurred as a result of restructuring Hypo Real Estate Bank AG. This figure comprised current restructuring expenses of € 10 million and additions to restructuring provisions under IAS 37 of € 11 million.

38 Taxes on income

Breakdown

in € million	2005	2004
Current taxes	86	60
Deferred taxes	–37	–110
thereof: Deferred taxes on capitalised losses losses carried forward	–46	–103
Total	**49**	**–50**

The current taxes are influenced by various factors, including the new minimum taxation rules which have been introduced in Germany. Under these rules, around 60 % of taxable income can be offset against existing losses carried forward. The reduction in the tax burden due to the profit and loss transfer agreement between Württembergische Hypothekenbank AG and Hypo Real Estate Holding AG is accordingly limited and amounts to € 11 million for 2005 (2004: € 8 million). The possible reduction of the tax burden at Hypo Real Estate Bank AG as a result of existing losses carried forward amounted to € 6 million in 2005 as a result of earnings (2004: € 0 million). The increase in the actual tax burden compared with last year is attributable to the earnings increase.

The differences between the expected (computed) taxes on income and the taxes on income actually shown are outlined in the following reconciliation:

Reconciliation

in € million	2005	2004
Net income/loss before taxes	408	221
Applicable (legal) tax rate (in %)	26.38	26.38
Expected (computed) tax expense	108	58
Tax effects		
arising form foreign income	–10	–3
arising from tax rate differences	1	–29
arising from losses	–	–8
arising from tax-free income	–3	–37
arising from non-deductible expenses	3	13
arising from valuation adjustments and the non-application of deferred taxes	2	–
arising from the write-up of deferred taxes	–42	–72
arising from prior years and other aperiodical effects	–10	28
Accounted taxes on income	**49**	**–50**
Group tax ratio (in %)	**12.0**	**–22.6**

The tax rate applicable for the financial year, including solidarity surcharge, is 26.38 %.

The effects attributable to foreign income comprise tax rate differences arising from foreign fiscal jurisdictions. They arose as foreign income has been taxed with different tax rates.

The effects from tax rate differences include the differences due to different trade tax rates, the trade tax burden (current and deferred) in accordance with IFRS and also the reduction resulting from the deductibility of trade tax when calculating corporation tax and solidarity surcharge.

The netting with the corporation tax and trade tax losses carried forward resulting from the spin-off carried out and not capitalised at Hypo Real Estate Holding AG and Hypo Real Estate Bank AG is stated under the item

"Effects arising from losses". This item also includes the effects of netting with other losses carried forward or losses carried back in relation to international operations.

The item "Effects arising from tax-free income" comprises effects from tax-free income from participating interests, dividends and capital gains or losses.

The effects attributable to tax additions and deductions relate primarily to non-deductible expenses, which do not have to be taken into account as deferred taxes as a result of permanent difference.

The effect from the write-up of deferred taxes results primarily from the calculation of deferred tax assets on losses carried forward which previously had not been capitalised (corporation tax portion). In 2005 the capitalisation has resulted in deferred tax income of € 64 million. A deferred tax asset on capitalised losses carried forward of € 1 million had to be written-off due to the closing of a branch.

The item "Effects from previous years and other aperiodical effects" include both current taxes for years which have been incurred as a result of tax audits or a reassessment of the tax liability, as well as aperiodical effects and deferred taxes for prior years.

The Group tax ratio is the quotient of the stated taxes on income (current and deferred taxes) and net income/loss before taxes. It has primarily been influenced by the capitalisation of losses carried forward and the related income effect from the deferred tax assets.

The deferred tax liabilities or deferred tax assets relate to the following items:

Deferred tax liabilities/assets

in € million	2005	2004
Loans and advances to other banks/customers (including loan-loss allowances)	23	18
Investments	378	351
Intangible assets/Property, plant and equipment	1	1
Other assets/liabilities	2,659	2,595
Deposits from other banks/customers	532	571
Others	3	–
Deferred tax liabilities	**3,596**	**3,536**
Loans and advances to other banks/customers (including loan-loss allowances)	488	508
Investments	–	1
Provisions	20	20
Other assets/liabilities	4,106	4,063
Losses carried forward	150	103
Others	42	24
Deferred tax assets	**4,806**	**4,719**

For the domestic companies, the deferred taxes are calculated using the uniform rate of corporation tax including solidarity surcharge of 26.38 % and the trade tax rate which depends on the applicable public-sector rate fixed by the municipality. Because trade tax can be deducted when calculating corporation tax, the overall rate for deferred taxes at Hypo Real Estate Holding AG is 39.85 %.

On the reporting date, there are unused losses carried forward totalling € 1,069 million. Deferred tax assets have been stated as € 373 million because the criteria for recognition in accordance with IAS 12.34 et seq. were satisfied. The losses carried forward can be utilised for an unlimited period of time.

39 Earnings per share

Earnings per share

	2005	2004
Consolidated profit/loss (in € million)	359	270
Average number of shares	134,072,175	134,072,175
Earnings per share (in €)	**2.68**	**2.01**

Excluding deferred taxes on capitalised losses carried forward, earnings per share are as follows:

Earnings per share

	2005	2004
Consolidated profit/loss [1] (in € million)	313	167
Average number of shares	134,072,175	134,072,175
Earnings per share [1] (in €)	**2.33**	**1.25**

[1] Excluding the effects from capitalised losses carried forward

Because no conversion or option rights in respect of conditional capital were outstanding on the reference date for the financial statements, no calculation was made showing diluted earnings per share.

Financial Statements

Notes to the balance sheet (Assets)

40 Cash reserve

Cash reserve in € million	31.12.2005	31.12.2004
Cash in hand and central bank balances	182	275
Total	**182**	**275**

41 Assets held for trading purposes

Assets held for trading purposes in € million	31.12.2005	31.12.2004
Debt securities and other fixed-income securities	5,360	1,356
Money market securities	240	–
Bonds and notes	5,120	1,356
Issued by public-sector borrowers	1,247	323
Issued by other borrowers	3,873	1,033
thereof: Marketable securities	5,181	587
listed	2,607	587
unlisted	2,574	–
Equity securities and other variable-yield securities	178	157
Equity securities	178	157
thereof: Marketable securities	–	–
Positive fair values from derivative financial instruments	158	–
Interest-based and foreign-currency-based transactions	158	–
Others	–	–
Other trading assets	–	–
Total	**5,696**	**1,513**

The portfolio did not include debt securities and other fixed-income securities of non-consolidated subsidiaries and companies in which a participating interest is held.

42 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business in € million	31.12.2005	31.12.2004
Loans and advances	13,972	17,490
Public sector loans	12,599	16,094
Real estate loans	194	193
Other loans and advances	1,179	1,203
Investments	5,570	4,161
Total	**19,542**	**21,651**

Placements with, loans and advances to, other banks, broken down by maturities in € million	31.12.2005	31.12.2004
Repayable on demand	2,249	1,383
With agreed maturities	17,293	20,268
up to 3 months	5,171	4,818
from 3 months to 1 year	1,358	2,232
from 1 year to 5 years	8,696	9,614
from 5 years and over	2,068	3,604
Total	**19,542**	**21,651**

The portfolio did not include placements with, and loans and advances to, non-consolidated companies and companies in which a participating interest is held.

43 Loans and advances to customers

Loans and advances to customers, broken down by type of business in € million	31.12.2005	31.12.2004
Loans and advances	75,749	77,044
Public sector loans	19,275	23,353
Real estate loans	56,041	52,984
Other loans and advances	433	707
Investments	545	–
Total	**76,294**	**77,044**

Loans and advances to customers, broken down by maturities in € million	31.12.2005	31.12.2004
Unspecified terms	67	137
With agreed maturities	76,227	76,907
up to 3 months	3,829	3,525
from 3 months to 1 year	4,389	5,900
from 1 year to 5 years	26,883	24,279
from 5 years and over	41,126	43,203
Total	**76,294**	**77,044**

Loans and advances to non-consolidated subsidiaries and companies in which a participating interest is held

in € million	31.12.2005	31.12.2004
Non-consolidated subsidiaries	209	328
Companies in which a participating interest is held	485	557
Total	**694**	**885**

44 Volume of lending

Volume of lending

in € million	31.12.2005	31.12.2004
Loans and advances to other banks	13,972	17,490
Loans and advances to customers	75,749	77,044
Contingent liabilities	2,647	4,578
Total	**92,368**	**99,112**

45 Allowances for losses on loans and advances

Development

in € million	Individual allowances	Portfolio-based allowances	Total
Balance at 1.1.2004	**1,784**	**112**	**1,896**
Changes affecting income	71	195	266
Gross additions	107	267	374
Releases	–36	–72	–108
Changes not affecting income	–1,296	–90	–1,386
Changes in the group of consolidated companies	—	1	1
Use of existing loan-loss allowances	–1,499	–233	–1,732
Effects of currency translations and other changes not affecting income	203	142	345
Balance at 31.12.2004	**559**	**217**	**776**
Balance at 1.1.2005	**559**	**217**	**776**
Changes affecting income	136	16	152
Gross additions	173	42	215
Releases	–37	–26	–63
Changes not affecting income	–226	–17	–243
Changes in the group of consolidated companies	—	—	—
Use of existing loan-loss allowances	–245	–17	–262
Effects of currency translations and other changes not affecting income	19	—	19
Balance at 31.12.2005	**469**	**216**	**685**

In 2004, the changes not affecting income mainly disclose the amounts received under HVB AG's risk shelter and effects from the initial recognition of the portfolio-based allowance according to IAS 39.64 in conjunction with IAS 39.104 (revised 2003). In 2005, there was no risk shelter and there was also no effect attributable to the initial application of the portfolio-based allowance.

Breakdown

in € million	31.12.2005	31.12.2004
Individual allowances for losses on loans and advances to customers	469	559
Portfolio-based allowances	216	217
Total	**685**	**776**

46 Analysis of loan and default risk

Net addition rate

in € million	31.12.2005	31.12.2004
Provisions for losses on loans and advances	149	406[1]
Total volume of lending	92,368	99,112
Net addition rate[2] (in %)	0.16	0.41

[1] Excluding the risk shelter from HVB AG
[2] Provisions for losses on loans and advances/total volume of lending

Loan loss ratio

in € million	31.12.2005	31.12.2004
Loan losses	266	1,732
Use of existing loan-loss allowances	262	1,732
Use of allowances for losses on guarantees and indemnities	7	2
Recoveries from written off loans and advances	–3	–2
Total volume of lending	92,368	99,112
Loan loss ratio[1] (in %)	**0.29**	**1.75**

[1] Loan losses/total volume of lending

Ratio of allowances to total lendings

in € million	31.12.2005	31.12.2004
Total loan-loss allowances	694	792
Allowances for losses on loans and advances	685	776
Allowances for losses on guarantees and indemnities	9	16
Total volume of lending	92,368	99,112
Provision rate[1] (in €)	**0.75**	**0.80**

[1] Total provisions for losses on loans and advances/total volume of lending

47 Investments

Breakdown

in € million	31.12.2005	31.12.2004
HtM investments	9,365	10,447
Debt securities and other fixed-income securities	9,365	10,447
AfS investments	26,263	24,520
Shares in non-consolidated subsidiaries	187	179
Participating interests	17	4
Debt securities and other fixes-income securities	26,057	24,335
Equity securities and other variable-yield securities	2	2
dFVTPL investments	3,479	1,172
Debt securities and other fixed-income securities	3,479	1,172
Investment properties	32	26
Total	**39,139**	**36,165**

Marketable securities

in € million		Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Marketable securities	31.12.2005	38,901	2	38,903
	31.12.2004	35,737	2	35,739
listed	31.12.2005	31,260	2	31,262
	31.12.2004	33,153	2	33,155
unlisted	31.12.2005	7,641	–	7,641
	31.12.2004	2,584	–	2,584

Development of investments	2005								2004
	HtM investments	AfS investments				dFVTPL investments	Investment properties		
in € million		Non-consolidated subsidiaries	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities			Total	Total
Acquisition costs									
Balance at 1.1.	10,394	236	4	23,806	2	1,082	26	35,550	36,714
First time application dFVTPL-investments	–	–	–	–2,411	–	2,411	–	–	–
Changes in the group of consolidated companies	–	–	–	4,602	–	–	–	4,602	–12
Changes from foreign currency translation	121	–	–	91	–	–	4	216	–126
Additions	252	34	–	4,791	–	187	2	5,266	7,460
Reclassifications	–	–14	14	–	–	–	–	–	–770
Disposals	–1,465	–	–1	–5,328	–	–296	–	–7,090	–7,240
Balance at 31.12.	9,302	256	17	25,551	2	3,384	32	38,544	36,026
Changes in valuation not affecting income									
Balance at 1.1.	–	–	–	490	–	–	–	490	–4
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–
Changes from foreign currency translation	–	–	–	–	–	–	–	–	–
Changes in value not affecting income	–	–	–	60	–	–	–	60	362
Reclassifications	–	–	–	–	–	–	–	–	–
Disposals	–	–	–	–55	–	–	–	–55	–
Balance at 31.12.	–	–	–	495	–	–	–	495	358
Amortisation/depreciation and write-ups									
Balance at 1.1.	53	–57	–	39	–	90	–	125	–239
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	1
Changes from foreign currency translation	–	–	–	–	–	–	–	–	–
Impairments	–	–13	–	–36	–	–	–	–49	–29
Reversals of premiums/discounts	–5	–	–	–26	–	–	–	–31	–19
Write-ups	–	1	–	34	–	–	–	35	34
Reclassifications	–	–	–	–	–	–	–	–	32
Disposals	15	–	–	–	–	–	–	15	–3
Changes in fair value	–	–	–	–	–	5	–	5	4
Balance at 31.12.	63	–69	–	11	–	95	–	100	–219
Carrying amounts									
Balance at 31.12.	9,365	187	17	26,057	2	3,479	32	39,139	36,165

Disposals of HtM investments relate primarily to redemptions on maturity. There were no depreciation omissions as detailed under section 314 (11) HGB. The portfolio does not include any vacant investment properties.

Financial Statements

Breakdown of debt securities and other fixed-income securities

in € million	31.12.2005	31.12.2004
Bonds and debt securities		
by public issuers	16,533	16,021
by other issuers	22,368	19,933
Total	**38,901**	**35,954**

The portfolio did not include any debt securities and other fixed-income securities of non-consolidated subsidiaries and companies in which a participating interest is held.

Breakdown of equity securities and other variable-yield securities

in € million	31.12.2005	31.12.2004
Investments	2	2
Total	**2**	**2**

48 Intangible assets

Breakdown

in € million	31.12.2005	31.12.2004
Goodwill	2	4
Software acquired	23	24
Advance payments	3	1
Total	**28**	**29**

Development of intangible assets

	2005				2004
in € million	Goodwill	Software acquired	Advance payments	Total	Total
Acquisition/production costs					
Balance at 1.1.	4	40	1	45	25
Changes in the group of consolidated companies	–	–	–	–	2
Changes from foreign currency translation and other changes	–2	–	–	–2	–
Additions	–	8	5	13	20
Reclassifications	–	3	–3	–	–1
Disposals	–	–	–	–	–1
Balance at 31.12.	2	51	3	56	45
Amortisation/depreciation and write-ups					
Balance at 1.1.	–	16	–	16	12
Changes in the group of consolidated companies	–	–	–	–	1
Changes from foreign currency translation	–	–	–	–	–
Scheduled amortisation/depreciation	–	9	–	9	6
Unscheduled amortisation/depreciation	–	3	–	3	–
Write-ups	–	–	–	–	–
Reclassifications	–	–	–	–	–2
Disposals	–	–	–	–	–1
Balance at 31.12.	–	28	–	28	16
Carrying amounts					
Balance at 31.12.	2	23	3	28	29

As part of the initial adoption of IFRS 3, the goodwill and the liability differences attributable to the consolidation were allocated to the cash generating units.

Amortisation/depreciation on software and other intangible assets is shown under Amortisation/depreciation on intangible assets within general administrative expenses. All software was purchased.

49 Property, plant and equipment

Breakdown

in € million	31.12.2005	31.12.2004
Plant and operating equipment	14	15
Total	**14**	**15**

Development of property, plant and equipment	2005		2004
in € million	Plant and operating equipment	Total	Total
Acquisition/production costs			
Balance at 1.1.2005	48	48	64
Changes in the group of consolidated companies	–	–	–12
Additions	8	8	6
Disposals	–14	–14	–10
Balance at 31.12.	42	42	48
Amortisation/depreciation and write-ups			
Balance at 1.1.	33	33	35
Changes in the group of consolidated companies	–	–	–
Scheduled amortisation/depreciation	6	6	6
Disposals	–11	–11	–8
Balance at 31.12.	28	28	33
Carrying amounts			
Balance at 31.12.	14	14	15

There are no contractual obligations for purchasing property, plant and equipment.

50 Other assets

Other assets

In € million	31.12.2005	31.12.2004
Positive fair values from derivative financial instruments	7,133	7,206
Other assets	205	236
Deferred charges and prepaid expenses	30	37
Capitalised excess cover of qualified insurance for pension provisions	59	–
Total	**7,427**	**7,479**

51 Income tax assets

Income tax assets

in € million	31.12.2005	31.12.2004
Current tax assets	17	14
Deferred tax assets	4,806	4,719
Total	**4,823**	**4,733**

Tax assets include both refund claims from current taxes as well as a significant amount of deferred tax assets. The new recognition or write-up of deferred tax assets was performed among other things due to capitalisation of losses carried forward (see also note 18). A considerable amount of deferred tax assets was also attributable to tax effects relating to valuations according to IAS 39 (revised 2003).

52 Subordinated assets

The following balance sheet items contain subordinated assets:

Subordinated assets

in € million	31.12.2005	31.12.2004
Loans and advances to customers	7	–
Investments	163	162
Total	**170**	**162**

53 Repurchase agreements

As a pledgor of genuine repurchase agreements, the Hypo Real Estate Group has pledged assets with a book value of € 9 billion (2004: € 8 billion). The assets are still stated under assets, and the considerations which have been received are stated under liabilities.

54 Securitisation

Securisation

Issuer	Transaction name	Maturity in years	Type of asset securitised	Total volume of lending in € million	Reduction in risk-weighted assets according to BIS in € million
Hypo Real Estate Bank AG	HVB Real Estate 2001-1	55	Private mortgage loans	748	305
Hypo Real Estate Bank AG	NürnbergHyp 2001-1	48	Private mortgage loans	150	113
Hypo Real Estate Bank AG	Dutch Dream 2001-1	19	Commercial mortgage loans	629	497
Hypo Real Estate Bank AG	European Dream III	79	CMBS/RMBS securities	637	510
Württembergische Hypothekenbank AG	WürttHyp 2001-1	11	Commercial mortgage loans	481	354
Hypo Real Estate Bank AG	Provide Comfort 2002-1	54	Private mortgage loans	1,641	856
Hypo Real Estate Bank AG	DUKE 2002	25	Commercial mortgage loans	542	523
Hypo Real Estate Bank AG	GECO 2002	52	Commercial mortgage loans	732	662
Württembergische Hypothekenbank AG	WürttHyp EU-1	26	Commercial mortgage loans	494	447
Württembergische Hypothekenbank AG	WürttHyp F-1	20	Commercial mortgage loans	460	382
Total 2000 to 2003				**6,514**	**4,649**
Württembergische Hypothekenbank AG	WürttHyp UK-2	10	Commercial mortgage loans	560	448
Total 2004				**560**	**448**
Total				**7,074**	**5,097**

Securitisation involves the full or partial passing on to the capital market of lending risks for selected loan portfolios that have been precisely defined in advance. The prime aim of the bank's own securitisation programmes is to reduce the loan portfolio risk. In the case of so-called synthetic securitisation, the risk is transferred and the pressure on equity is reduced through the provision of collateral in the form of guarantees or credit derivatives; in the traditional forms of securitisation, risk is transferred and the pressure on equity is reduced through the sale ("true sale") of balance sheet assets. The Hypo Real Estate Group has only issued synthetic securitisation programmes, so that the securitised portfolio is not eliminated under IFRS.

In 2005, the Hypo Real Estate Group did not issue any securitisation programmes. At the year end, the total volume of lending of the entire current securitisation programme of the Hypo Real Estate Group amounted to €7.1 billion, and this resulted in an €5.1 billion reduction in risk-weighted assets according to BIS.

Securitisation programmes usually provide for a small part of the risks being retained in the form of a first-loss piece or interest sub-participation on the part of the pledgor.

For the programmes listed above, first-loss pieces are held in an amount of €278 million. The interest sub-participations total €223 million.

Notes to the balance sheet (Equity and liabilities)

55 Deposits from other banks

Deposits from other banks by maturities in € million	31.12.2005	31.12.2004
Repayable on demand	70	365
With agreed maturities	22,376	18,187
up to 3 months	13,672	11,441
from 3 months to 1 year	4,287	1,553
from 1 year to 5 years	3,595	4,185
from 5 years and over	822	1,008
Total	**22,446**	**18,552**

The portfolio did not include any amounts owed to affiliated non-incorporated companies and companies in which a participating interest is held.

56 Amounts owed to other depositors

Amounts owed to other depositors by maturities in € million	31.12.2005	31.12.2004
Repayable on demand	503	187
With agreed maturities	9,577	8,637
up to 3 months	355	464
from 3 months to 1 year	1,222	668
from 1 year to 5 years	2,635	2,567
from 5 years and over	5,365	4,938
Total	**10,080**	**8,824**

Amounts owed to non-consolidated subsidiaries in € million	31.12.2005	31.12.2004
Non-consolidated subsidiaries	8	9
Total	**8**	**9**

The portfolio did not include any amounts owed to companies in which a participating interest is held.

57 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by type of business in € million	31.12.2005	31.12.2004
Debt securities in issue	75,974	77,443
Mortgage bonds	15,879	17,252
Public sector bonds	38,548	46,489
Other debt securities	20,392	12,817
Money market securities	1,155	885
Registered notes in issue	19,359	21,730
Mortgage bonds	10,543	12,219
Public sector bonds	8,806	9,491
Other debt securities	10	20
Total	**95,333**	**99,173**

Promissory notes and other liabilities evidenced by securities, broken down by maturities in € million	31.12.2005	31.12.2004
With agreed maturities		
up to 3 months	10,343	8,068
from 3 months to 1 year	15,189	17,100
from 1 year to 5 years	48,486	53,691
from 5 years and over	21,315	20,314
Total	**95,333**	**99,173**

The portfolio did not include any promissory notes and other liabilities evidenced by securities payable to non-consolidated subsidiaries and companies in which a participating interest is held.

58 Liabilities held for trading purposes

The negative values arising from derivative financial instruments in the amount of € 119 million and the refinancing positions of the trading portfolio in the amount of € 3,634 million are stated as liabilities held for trading purposes.

59 Provisions

Breakdown

in € million	31.12.2005	31.12.2004
Provisions for pensions and similar obligations	–	158
Restructuring provisions	22	22
Loan-loss provisions	9	16
Other provisions	26	25
thereof: Long-term liabilities to employees	7	7
Total	**57**	**221**

Provisions for pensions and similar obligations include in-house employer's pension direct commitments for company pensions payable to executive bodies and employees of the Hypo Real Estate Group.

The in-house employer's pension commitments are partly dependent on final salary, and partly based on modular plans with dynamic adjustments of vested rights. In addition, group companies pay contributions for commitments by external institutions. The pension obligations financed via pension funds or retirement benefit corporations with matching cover are contribution-based models ("defined contribution plan"). Expenses in respect of contribution-based plans amounted to € 4 million, compared with € 3 million last year. In addition, contributions of € 4 million were also paid for statutory pension insurance schemes in Germany in 2005 (2004: € 5 million). Defined-benefit plans have been committed only by the companies resident in Germany. The following discount rates and valuation parameters were applied when calculating the provision for defined-benefit plans:

Discount rates and valuation parameters

in %	31.12.2005/ 1.1.2006	31.12.2004/ 1.1.2005
Discount rate	4.0	5.0
Expected return from plan assets	4.0	4.0
Rate of increase in pension obligations	1.5	2.0
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0–1.5	0–1.5

The expected yield of the plan assets have been calculated using the long-term no-risk interest rate in accordance with the investment strategy applicable for plan assets.

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 29 to protect itself against the main risks arising from the defined-benefit pension commitments. The qualified insurance policy is a plan asset in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets. Accordingly the funding status is as follows:

Funding status

in € million	31.12.2005	31.12.2004
Present value of unfunded pension obligations	–	168
Present value of funded pension obligations	187	–
Fair value of plan assets	–219	–
Outstanding actuarial loss	–27	–10
Capitalised excess cover of plan assets	59	–
Pension provisions recognised	**–**	**158**

The 10%-corridor of the higher amount originating from the present value of the pension obligations and the fair value of plan assets will be exceeded for the first time on 31 December 2005. In accordance with IAS 19.93, starting in 2006, the sum of actuarial losses which exceeds the corridor of 10% will be redeemed over the average remaining service lives of active employees.

Movements in pension obligations are stated in the following:

Development of pension obligations

in € million	2005	2004
Balance at 1.1.	**168**	**143**
Pension expenses	7	12
Outstanding actuarial loss	18	7
Payments to beneficiaries	–6	–6
Changes not affecting income	–	12
Balance at 31.12.	**187**	**168**

Pension expenses are broken down as follows:

Breakdown of pension expenses

in € million	2005	2004
Present value of pension claims vested	2	3
Interest expense	7	8
Expense for retroactive improvements to pension obligations	–	1
Reduction/termination	–2	–
Total	**7**	**12**

Plan assets consist exclusively of the qualified insurance policy. The plan assets accordingly do not contain any own financial instruments and no own property, plant and equipment which is used. Developments in plan assets are as follows:

Development of plan assets

In € million	2005	2004
Balance at 1.1.	–	–
Allocations to plan assets	215	–
Expected return from plan assets	9	–
Outstanding actuarial profit	1	–
Payments to beneficiaries	–6	–
Balance at 31.12.	**219**	–

Because the pension obligations are adequately secured, we do not anticipate any further allocations to plan assets in future.

Development of restructuring and other provisions

In € million	Restructuring provisions	Loan-loss provisions	Other provisions	Total
Balance at 1.1.2005	22	16	25	63
Additions	15	–	3	18
Reversals	–	–	–2	–2
Amounts used	–15	–7	–	–22
Balance at 31.12.2005	22	9	26	57

As part of a restructuring process, the international business which has previously been conducted by Hypo Real Estate Bank International, Dublin, as well as Württembergische Hypothekenbank, Stuttgart, will be pooled in a single legal entity. In addition, the German financing arrangements have been pooled at Hypo Real Estate Bank, Munich. A restructuring provision of € 15 million has been set aside under IAS 37 primarily for severance payments. This provision will probably be used mostly in the year 2006.

60 Other liabilities

Other liabilities

In Mio. €	31.12.2005	31.12.2004
Negative fair values from derivative financial instruments	11,122	11,117
Other liabilities	748	451
Deferred income	97	86
Total	**11,967**	**11,654**

Other liabilities mainly include liabilities from the offsetting of results and also accruals pursuant to IAS 37. Accrued liabilities include in particular trade accounts payable in respect of invoices still outstanding, short-term liabilities to employees and other accruals in respect of commission, interest, operating expenses, etc.

61 Income tax liabilities

Income tax liabilities

in € million	31.12.2005	31.12.2004
Current tax liabilities	62	73
Deferred tax liabilities	3,534	3,536
Total	**3,596**	**3,609**

Tax liabilities include both provisions or liabilities from current taxes as well as deferred tax liabilities. Deferred tax liabilities can arise when single assets or securities increase in value according to IFRS, but such valuation increases do not become relevant for tax purposes until the asset is sold at some date in the future. A considerable amount of deferred tax liabilities was attributable to tax effects relating to valuation according to IAS 39.

62 Subordinated capital

Breakdown

in € million	31.12.2005	31.12.2004
Subordinated liabilities	1,470	1,603
Participating certificates outstanding	558	694
Total	**2,028**	**2,297**

Subordinated liabilities do not contain any individual items accounting for more than 10% of the overall amount.

With all subordinated liabilities, there can be no early repayment obligation on the part of the issuer. In the event of bankruptcy or liquidation, such liabilities may only be repaid once all non-subordinate creditors have been satisfied.

Subordinated capital, broken down by maturities

in € million	31.12.2005	31.12.2004
With agreed maturities		
up to 3 months	35	83
from 3 months to 1 year	36	262
from 1 year to 5 years	1,237	1,170
from 5 years and over	720	782
Total	**2,028**	**2,297**

The portfolio does not include any subordinated liabilities to non-consolidated subsidiaries and companies in which a participating interest is held.

In accordance with bank regulatory requirements based on the provisions of section 10 (5) and (5a) of the German Banking Act (Kreditwesengesetz – KWG) and also in accordance with the recommendations on equity issued by the Basel Committee on Banking Supervision in July 1988, the subordinated capital was shown as core capital, supplementary capital or tier-3 capital.

Participating certificates outstanding Issued participatory capital mainly comprises the following issues:

Participating certificates outstanding

Issuer	Year of issue	Type	Nominal amount in € million	Interest rate in %	Maturity
Hypo Real Estate Bank AG	1993	Bearer participation certificates	38	7.00	2008
Hypo Real Estate Holding AG	1997	Bearer participation certificates	102	6.75	2007
Württembergische Hypothekenbank AG	1997	Bearer participation certificates	102	6.75	2008
Hypo Real Estate Bank AG	1998	Bearer participation certificates	38	variable interest rate	2009
Hypo Real Estate Bank AG	1999	Bearer participation certificates	70	7.00	2009
Württembergische Hypothekenbank AG	2001	Bearer participation certificates	50	7.00	2012
Württembergische Hypothekenbank AG	2002	Bearer participation certificates	50	7.00	2013

The interest entitlement is reduced to the extent that a pay-out would result in the respective issuer recording an annual net loss or consolidated net loss for the year. Holders of participating certificates outstanding participate in any net loss or consolidated net loss for the year recorded by an issuer through a reduction in their repayment entitlements; this is based on the ratio between the repayment entitlements and the subscribed capital as shown in the balance sheet plus retained earnings and additional paid-in capital as well as participatory capital.

Net income for subsequent years must be increased to bring repayment entitlements back up to their nominal value. The participating certificates outstanding certify subordinated creditor rights; they do not guarantee any share in liquidation proceeds.

63 Equity

On 31 December 2005, the subscribed capital of Hypo Real Estate Holding AG of €402 million was divided into:

Subscribed capital number

number (face amount: € 3)	31.12.2005	31.12.2004
Shares of common bearer stock	134,072,175	130,433,775
Shares of registered non-voting preferred stock	–	3,638,400
Total	**134,072,175**	**134,072,175**

Authorised capital

Year authorised	Available until	Original amount in € million	Balance at 31.12.2005 in € million
2004	03.06.2009	201	201

Conditional capital

Year authorised	Available until	Original amount in € million	Balance at 31.12.2005 in € million
2004	–	40	40

Retained earnings

in € million	31.12.2005	31.12.2004
Legal reserve	–	–
Other retained earnings	537	311
Total	**537**	**311**

64 Treasury stock

Neither Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares of Hypo Real Estate Holding AG. No treasury shares were traded in the year 2005.

65 Foreign-currency assets and liabilities

Foreign-currency assets and liabilities

in € million	31.12.2005	31.12.2004
Foreign-currency assets	30,520	19,913
thereof:		
USD	16,584	8,117
JPY	1,803	1,641
CHF	1,677	1,790
SEK	1,302	1,425
HKD	2	2
GBP	8,913	4,685
Others	239	2,253
Foreign-currency liabilities (excluding equity)	27,367	12,356
thereof:		
USD	14,514	4,542
JPY	1,803	1,021
CHF	2,085	1,739
SEK	765	413
HKD	11	2
GBP	7,860	2,304
Others	329	2,335

66 Trust business

The following tables show the volume of fiduciary business not shown in the consolidated balance sheet.

Trust assets

in € million	31.12.2005	31.12.2004
Loans and advances to customers	153	597
Total	**153**	**597**

Trust liabilities

in € million	31.12.2005	31.12.2004
Deposits from other banks	62	101
Amounts owed to other depositors	91	496
Total	**153**	**597**

Notes to the cash flow statement

67 Notes to the items in the cash flow statement

The cash flow statement shows the cash flows for the financial year, classified according to "operating activities", "investing activities" and "financing activities". Operating activities are given a wide basis of definition with differentiation based on operating results.

The item shown as cash and cash equivalents corresponds to the balance sheet item "Cash reserve" and contains cash in hand and central bank balances.

The item "Other adjustments" contains the results shown in the consolidated financial statements in so far as the corresponding payments are shown separately after the relevant sub-totals; i. e. interest and dividend income, interest expenses and expenses in respect of taxes on income (IAS 7.29 et seq.). This items contains both the non-cash flow-related and cash flow-related result components. Cash flow-related results are added back (inflows) or deducted (outflows) after the sub-total and before the total cash flow from operating activities.

In 2005, no subsidiaries or other business units were purchased or sold.

Notes to financial instruments

68 Derivative transactions

The following tables present the respective nominal amounts and fair values of OTC derivatives and derivatives traded on a stock exchange.

In order to minimise (reduce) both the economic and the regulatory credit risk arising from these instruments, master agreements (bilateral netting agreements) have been concluded. By means of such netting agreements, the positive and negative fair values of the derivatives contracts included under a master agreement can be offset against one another, and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of the credit commitments, such risk-reducing techniques are used only if they are considered to be enforceable under the respective legal system, should the business associate become insolvent. In order to check enforceability, legal opinions are used.

Similar to the master agreements, the Hypo Real Estate Group concludes collateral agreements with its business associates to secure the net claim or liability remaining after netting (receiving or furnishing of security). As a rule, this collateral management reduces credit risk by means of prompt measurement and adjustment exposure to customers.

Derivate volume as of 31.12.2005	Nominal amount				Fair value	
	Remaining maturities					
in € million	less than 1 year	1 to 5 years	more than 5 years	Total	positive	negative
Interest-based transactions						
OTC products	89,652	135,480	106,368	331,500	6,536	10,630
Forward rate agreements	–	–	–	–	–	–
Interest rate swaps	83,275	126,091	102,320	311,686	6,431	9,158
Interest rate options	5,049	3,875	2,762	11,686	78	1,452
Call options	1,294	429	239	1,962	78	–
Put options	3,755	3,446	2,523	9,724	–	1,452
Other interest rate contracts	1,328	5,514	1,286	8,128	27	20
Exchange-traded products	193	1,240	560	1,993	96	91
Interest futures	173	863	–	1,036	–	1
Interest rate options	20	377	560	957	96	90
Total	**89,845**	**136,720**	**106,928**	**333,493**	**6,632**	**10,721**
Foreign-currency-based transactions						
OTC products	5,892	6,960	4,545	17,397	531	411
Spot and forward currency transactions	857	9	3	869	4	3
Interest rate/currency swaps	5,035	6,951	4,542	16,528	527	407
Currency options	–	–	–	–	–	–
Other foreign-exchange contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**5,892**	**6,960**	**4,545**	**17,397**	**531**	**411**
Equity-/Index-based transactions						
OTC products	715	–	–	715	31	31
Equity/Index swaps	715	–	–	715	31	31
Equity/Index options	–	–	–	–	–	–
Other equity/index derivatives	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**715**	**–**	**–**	**715**	**31**	**31**
Other transactions						
OTC products	9,816	4,747	1,682	16,245	78	51
Credit derivatives	9,816	4,747	1,682	16,245	77	51
Other contracts	–	–	–	–	1	–
Exchange-traded products	474	106	–	580	1	1
Other futures	–	–	–	–	–	–
Other options	474	106	–	580	1	1
Total	**10,290**	**4,853**	**1,682**	**16,825**	**79**	**52**
Total	**106,742**	**148,533**	**113,155**	**368,430**	**7,273**	**11,215**

Derivate volume as of 31.12.2004	Nominal amount				Fair value	
	Remaining maturities					
in € million	less than 1 year	1 to 5 years	more than 5 years	Total	positive	negative
Interest-based transactions						
OTC products	74,036	117,042	83,191	274,269	6,158	10,467
Forward rate agreements	–	–	–	–	–	–
Interest rate swaps	68,575	109,971	79,769	258,315	6,071	9,381
Interest rate options	5,313	4,029	2,411	11,753	37	1,035
Call options	1,360	279	91	1,730	37	–
Put options	3,953	3,750	2,320	10,023	–	1,035
Other interest rate contracts	148	3,042	1,011	4,201	50	51
Exchange-traded products	–	–	–	–	–	–
Total	**74,036**	**117,042**	**83,191**	**274,269**	**6,158**	**10,467**
Foreign-currency-based transactions						
OTC products	4,193	5,254	3,566	13,013	1,097	645
Spot and forward currency transactions	1,028	6	–	1,034	14	12
Interest rate/currency swaps	3,165	5,248	3,566	11,979	1,083	633
Currency options	–	–	–	–	–	–
Other foreign-exchange contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**4,193**	**5,254**	**3,566**	**13,013**	**1,097**	**645**
Equity-/Index-based transactions						
OTC products	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	–	–	–	–	–	–
Other transactions						
OTC products	292	424	332	1,048	4	5
Credit derivatives	292	424	332	1,048	4	5
Other contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**292**	**424**	**332**	**1,048**	**4**	**5**
Total	**78,521**	**122,720**	**87,089**	**288,330**	**7,259**	**11,117**

Counterparties	31.12.2005		31.12.2004	
	Fair value		Fair value	
in € million	positive	negative	positive	negative
OECD central governments (and central banks)	298	717	483	133
OECD banks	6,786	10,421	6,297	10,959
OECD financial institutions	92	44	461	18
Other companies and private individuals	97	33	18	7
Total	**7,273**	**11,215**	**7,259**	**11,117**

Fair values appear as sum of positive and negative amounts per contract, from which no pledged security has been deducted and no netting agreements have been taken into consideration. By definition, no positive fair values exist for put options.

69 Assets assigned or pledged as security for own liabilities

The following assets were assigned or pledged as security:

Own liabilities

in € million	31.12.2005	31.12.2004
Deposits from other banks	10,714	8,440
Other liabilities	993	789
Subordinated liabilities	10	–
Total	**11,717**	**9,229**

The following assets were pledged as security for the above liabilities:

Assets pledged

in € million	31.12.2005	31.12.2004
Placements with, and loans and advances to, other banks	1,024	1,322
Loans and advances to customers	780	438
Investments	8,125	7,469
Total	**9,929**	**9,229**

70 Fair values of financial instruments

The recognised fair values of financial instruments according to IAS 32 correspond to the amounts at which, in the opinion of the Hypo Real Estate Group, an asset could be exchanged on the reference date for the financial statements between willing, expert business partners or at which a liability could be settled between such business partners.

The fair values were determined as at the reference date based on the market information available and using the company's own methods of calculation.

The fair values of certain financial instruments reported at nominal values are almost identical to their carrying amounts. These include for example the cash reserve and receivables and liabilities without a specific maturity or interest tie-up. For other receivables and liabilities, the future expected cash flows are discounted to the present value using current interest rates.

Quoted market prices are applied for market securities and derivatives as well as for quoted debt instruments. The fair value of the original financial instruments for which no active market price is available is determined as the present value of future expected cash flows.

The fair value of interest and currency interest swap agreements and also interest rate futures are determined on the basis of discounted future expected cash flows. The market interest rates applicable to the remaining maturity of the financial instruments are used for the purpose of this calculation. The fair value of forward exchange transactions is determined on the basis of current forward rates. Options are valued using exchange rate quotations or recognised models for determining option prices. For simple European options, the current Black & Scholes models (currency and index instruments) or log-normal models (interest instruments) are used as the valuation models. In the case of more exotic instruments, the interest rates are simulated via term structure models with the current interest rate structure as well as caps or swaption volatilities as parameters relevant for valuation purposes.

The fair values of irrevocable loan commitments and contingent liabilities correspond to their carrying amounts.

For assets, the difference between fair values and carrying amounts is € 5,463 million and for liabilities € 2,925 million. The balance of these amounts is € 2,538 million. The development of this parameter over time depends on changes in market prices and the valuation parameters applied in calculating fair values, including in particular changes in interest rates as well as changes in balances and maturities of financial instruments.

Fair values of financial instruments	31.12.2005		31.12.2004	
in € million	Carrying amounts	Fair value	Carrying amounts	Fair value
Assets	**147,563**	**153,026**	**143,325**	**149,758**
Cash reserve	182	182	275	275
Assets held for trading purposes	5,696	5,696	1,513	1,513
Placements with, and loans and advances to, other banks	19,542	20,029	21,651	22,433
Loans and advances to customers[1]	75,609	79,474	76,268	80,732
Investments[2]	39,107	40,218	36,139	37,326
Other assets	7,427	7,427	7,479	7,479
Liabilities	**145,607**	**148,532**	**141,426**	**145,600**
Deposits from other banks	22,446	22,488	18,552	18,694
Amounts owed to other depositors	10,080	10,343	8,824	9,399
Promissory notes and other liabilities evidenced by securities	95,333	97,798	99,173	102,458
Liabilities held for trading purposes	3,753	3,753	926	927
Other liabilities	11,967	11,967	11,654	11,654
Subordinated capital	2,028	2,183	2,297	2,468
Other items	**10,196**	**10,196**	**7,743**	**7,743**
Contingent liabilities	2,647	2,647	4,578	4,578
Irrevocable loan commitments	7,549	7,549	3,165	3,165

[1] Cut by allowances for losses on loans and advances
[2] Excluding investment properties

In order to evaluate the economic significance of this deducting item in the equity according to IAS 39.95 a, the net hidden reserves (difference between carrying amounts and fair value) must be considered in the interest-bearing assets and liabilities as of the reference date. As of 31 December 2005, the revaluation reserve amounted to € –1,426 million, including the cash flow hedge reserve of € –1,698 million. The net hidden reserves amount to € 2,538 million.

Other Notes

71 Significant concentrations of assets and liabilities

Detailed information on the risks associated with the business of the Hypo Real Estate Group is contained in the risk report.

72 Key capital ratios (based on German Commercial Code)

According to the recommendation on equity issued by the Basel Committee for Banking Supervision in July 1988, the core capital ratio (core ratio/risk-weighted assets) may not fall below 4.0%, and the equity capital ratio (equity/risk-weighted assets) may not be less than 8.0%. At the same time, the equity funds ratio calculated on the basis of the relationship between equity funds and total risk-weighted assets plus 12.5 times the weighting amount for items subject to market price risk (including option transactions) must be at least 8.0%.

The capital ratios are calculated on the basis of the guidelines of the Bank for International Settlements (BIS) based in Basel. The BIS ratios have been established independently on a voluntary basis.

Equity funds consist of core capital and supplementary capital (equity) plus tier III capital and are as follows, according to approved annual financial statements as of 31 December 2005:

Equity funds [1]

in € billion	31.12.2005	31.12.2004
Core capital	4,372	4,210
Supplementary capital	1,923	1,913
Equity capital	6,295	6,123
Tier III capital	–	–
Total	6,295	6,123

[1] Consolidated pursuant to section 10a German Banking Act (KWG); as per approved annual financial statements and after profit distribution

The risk-weighted assets and market risk positions were as follows:

Risk-weighted assets

in € billion	31.12.2005	31.12.2004
On-balance-sheet assets	50.9	45.7
Off-balance-sheet assets	5.3	5.2
Counterparty risks in the trading book	0.1	0.1
Total	56.3	51.0

Market risk positions

in € million	31.12.2005	31.12.2004
Currency risks	48	37
Interest rate risks	95	57
Risks from equity securities	21	19
Total	164	113

Calculated in accordance with the Basel recommendations on equity, the following ratios applied as of 31 December 2005 (based on approved annual financial statements and after profit distribution):

Key capital ratios [1]

in %	31.12.2005	31.12.2004
Core capital ratio	7.8	8.3
Equity capital ratio	11.2	12.0
Equity funds ratio (overall indicator)	10.8	11.7

[1] As per approved annual financial statements and after profit distribution

According to sections 10 and 10a of the German Banking Act (Kreditwesengesetz – KWG), equity funds amount to € 6.3 billion. The liable equity, which comprises core capital and supplementary capital less the deductible item, also amounts to € 6.3 billion. Supplementary capital does not include any unrealised reserves pursuant to section 10 (2 b) sentence 1 nos. 6 and 7 of the German Banking Act (Kreditwesengesetz – KWG).

73 Contingent liabilities and other commitments

Contingent liabilities and other commitments in € million	31.12.2005	31.12.2004
Contingent liabilities [1]	2,647	4,578
Guarantees and indemnity agreements	2,647	4,578
Loan guarantees	115	116
Performance guarantees and indemnities	2,500	3,927
Documentary credits	32	535
Other commitments	7,627	3,208
Irrevocable loan commitments	7,549	3,165
Book credits	584	152
Guarantees	273	199
Mortgage and public sector loans	6,692	2,814
Other commitments	78	43
Total	10,274	7,786

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

Financial Statements

The contingent liabilities from performance guarantees and indemnities include guarantee obligations of € 1.2 billion of Hypo Real Estate Bank International vis-à-vis HVB AG; these were issued as part of the synthetic transfer of the "Western Europe" real estate financing portfolio. The other contingent liabilities and other liabilities do not contain any individual items of significant importance.

Hypo Real Estate Holding AG has issued the loss indemnity declaration for the deposit protection fund established by the Bundesverband deutscher Banken e.V., Berlin, as prescribed by the applicable articles of association.

The Hypo Real Estate Group is a lessor within the framework of operating lease arrangements. Non-terminable operating lease agreements for land and buildings as well as for operating and business equipment existed as of 31 December 2005. The minimum obligations arising from non-terminable leasing arrangements will result in costs of € 9 million in 2006, € 26 million in the years 2007 to 2010; the costs will be € 14 million for the period starting 2011.

74 Auditors' fee

Auditors' fee

in € thousand	31.12.2005	31.12.2004
Audits	3,386	2,387
Other affirmation and assessment	327	409
Tax consultancy	220	132
Other services	540	402
Total	**4,473**	**3,330**

75 Relationsship with related parties

Transactions with related companies and persons are conducted on an arm's length basis.

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Management Board in € thousand	2005				2004
	Basic salary	General expenses[1]	Profit-related components[2]	Total	Total
Georg Funke, Chairman	750	128	2,000	2,878	2,551
Johann Berger (Board member until 8 December 2004)	–	–	–	–	1,074
Stephan Bub (Board member from 1 December 2005)	420	45	750	1,215	–
Dr. Paul Eisele	400	46	900	1,346	1,127
Dr. Markus Fell	420	62	900	1,382	1,233
Frank Lamby	420	45	900	1,365	1,233
Total[3]	**2,410**	**326**	**5,450**	**8,186**	**7,218**

[1] Includes, within limits, general expenses for fringe benefits, which underly taxation and abroad also social security
[2] Profit-related remuneration for the year 2005 but only paid in 2006
[3] In addition individual contracts for pension commitments exist amounting to a percentage of the annual fixed remuneration

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Supervisory Board in € thousand	2005					2004
	Basic compensation	Compensation for function in the Nomination Committee	Remuneration for function in the Audit Committee	Value added tax	Total	Total
Kurt F. Viermetz, Chairman	90	12	–	16	118	
Dr. Ferdinand Graf von Ballestrem	60	–	10	11	81	
Antoine Jeancourt-Galignani	60	–	10	11	81	
Dr. Pieter Korteweg	60	6	–	11	77	
Robert H. Mundheim	60	–	–	10	70	
Prof. Dr. Klaus Pohle	75	6	20	16	117	
Total	**405**	**24**	**40**	**75**	**544**	**419**

Remuneration paid to members of the Management Board of directly owned subsidiaries as well as divisional directors of Hypo Real Estate Holding AG (Senior Management) in € thousand	2005			2004
	Total fixed remuneration[1]	Profit-related components[2]	Total	Total
	3,301	4,478	7,779	6,521

[1] Includes, within limits, general expenses for fringe benefits, which underly taxation and abroad also social security
[2] Profit-related remuneration for the year 2005 but only paid in 2006

Rent guarantees have been issued for two members of the Management Board. The loan of € 1.2 million extended in the previous year to a member of the Management Board was fully repaid in 2005.

In 2005, the members of the Supervisory Board of Hypo Real Estate Holding AG did not receive any compensation for personal services. On the reference date for the financial statements, there were no receivables or contingent liabilities in respect of members of the Supervisory Board.

The following table sets out shares and share derivatives of Hypo Real Estate Holding AG which have been purchased or sold by members of the Supervisory Board and Management Board of Hypo Real Estate Holding AG in accordance with the disclosure obligation pursuant to section 15 a of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) (Directors' dealings):

Directors' Dealings (§ 15a WpHG)

	Prof. Dr. Klaus Pohle	Prof. Dr. Klaus Pohle
Function as Member of the Executive bodies	Member of the Supervisory Board	Member of the Supervisory Board
Type of transaction	Sale	Sale
Discription of financial instrument	Discount certificate	Discount certificate
ISIN/WKN of financial instrument	DE000DB3YV90/DB3YV9	DE000DR0AGY2
Date of transaction	18.3.2005	23.8.2005
Place of transaction	Frankfurt	Frankfurt
Price	23.77 €	27.33 €
Number of items	12,000	9,000
Discription of underlying financial instrument	Hypo Real Estate Holding AG bearer shares	Hypo Real Estate Holding AG bearer shares
ISIN/WKN	DE0008027707/802770	DE0008027707/802770
Strike price	24.00 €	27.50 €
Price multiplier	1:1	1:1
Expiration date	15.6.2005	16.9.2005

On 31 December 2005, the members of the Management Board and the Supervisory Board together held less than 1% of the total shares issued by Hypo Real Estate Holding AG. Georg Funke holds a total number of 30,876 shares. The stock of Kurt F. Viermetz amounts to 50,000 shares.

76 Employees

Average number of employees

	2005	2004
Employees (excluding trainees)	1,272	1,403
Full-time employees	1,170	1,270
Part-time employees	102	133
Apprentices	9	13
Total	**1,281**	**1,416**

77 Summary of quarterly financial data

Hypo Real Estate Group

		4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance						
Operating revenues	in € million	220	210	225	233	241
Net interest income	in € million	176	165	165	171	184
Net commission income	in € million	10	23	38	33	31
Net trading income	in € million	6	7	7	12	1
Net income from investments	in € million	33	11	12	16	28
Balance of other operating income/expenses	in € million	–5	4	3	1	–3
Provisions for losses on loans and advances	in € million	55	35	36	41	37
General administrative expenses	in € million	86	73	76	79	89
Balance of other income/expenses (excluding restructuring expenses)	in € million	–13	–	–	–1	–
Net income/loss before taxes (excluding restructuring expenses)	in € million	66	102	113	112	115
Restructuring expenses	in € million	–	–	–	–	34
Net income/loss before taxes	in € million	66	102	113	112	81
Net income/loss [1]	in € million	48	78	83	82	70
Key indicators						
Total volume of lending	in € billion	99.1	96.2	95.6	93.9	92.4
Risk assets compliant with BIS rules	in € billion	51.0	51.1	52.9	53.2	56.3
Core capital ratio compliant with BIS rules	in %	8.3 [2]	8.2	7.9	7.8	7.8 [2]
Employees		1,311	1,287	1,259	1,258	1,233

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Hypo Real Estate International

		4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance						
Operating revenues	in € million	89	102	109	128	124
Net interest income	in € million	60	65	65	74	83
Net commission income	in € million	23	29	31	39	36
Net trading income	in € million	6	7	7	12	1
Net income from investments	in € million	2	–	5	2	5
Balance of other operating income/expenses	in € million	–2	1	1	1	–1
Provisions for losses on loans and advances	in € million	–9	2	–	7	2
General administrative expenses	in € million	40	37	37	42	47
Balance of other income/expenses	in € million	–1	–	–	–1	–
Net income/loss before taxes	in € million	57	63	72	78	75
Net income/loss [1]	in € million	42	47	52	56	73
Key indicators						
Total volume of lending	in € billion	17.8	17.9	19.6	20.1	20.1
Risk assets compliant with BIS rules	in € billion	17.3	17.8	19.9	20.2	21.2
Core capital ratio compliant with BIS rules	in %	9.2 [2]	10.1	9.1	8.9	8.9 [2]
Employees		504	499	484	492	452

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Württembergische Hypothekenbank

		4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance						
Operating revenues	in € million	32	32	32	29	36
Net interest income	in € million	26	30	33	31	28
Net commission income	in € million	–2	–2	–2	–3	–2
Net trading income	in € million	–	–	–	–	–
Net income from investments	in € million	9	4	1	1	10
Balance of other operating income/expenses	in € million	–1	–	–	–	–
Provisions for losses on loans and advances	in € million	9	3	6	4	5
General administrative expenses	in € million	9	8	7	9	11
Balance of other income/expenses	in € million	–	–	–	–	–
Net income/loss before taxes	in € million	14	21	19	16	20
Net income/loss	in € million	13	19	19	14	23
Key indicators						
Total volume of lending	in € billion	20.5	20.3	20.4	19.5	19.5
Risk assets compliant with BIS rules	in € billion	10.1	10.5	10.6	10.7	12.4
Core capital ratio compliant with BIS rules	in %	7.1[1]	6.8	6.8	6.7	6.3[1]
Employees		171	178	179	179	197

[1] As per approved annual financial statements

Hypo Real Estate Germany

		4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance						
Operating revenues	in € million	99	77	85	77	83
Net interest income	in € million	90	72	68	67	76
Net commission income	in € million	–10	–3	8	–3	–3
Net trading income	in € million	–	–	–	–	–
Net income from investments	in € million	22	7	6	13	13
Balance of other operating income/expenses	in € million	–3	1	3	–	–3
Provisions for losses on loans and advances	in € million	55	30	30	30	30
General administrative expenses	in € million	31	24	26	23	25
Balance of other income/expenses	in € million	–11	–	–	–	–
Net income/loss before taxes	in € million	2	23	29	24	28
Net income/loss[1]	in € million	–	19	22	18	21
Key indicators						
Total volume of lending	in € billion	62.2	59.2	56.7	54.9	53.6
Risk assets compliant with BIS rules	in € billion	24.2	23.4	23.0	22.8	24.0
Core capital ratio compliant with BIS rules	in %	8.4[2]	7.9	8.0	8.1	7.7[2]
Employees		592	560	544	534	520

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

78 Summary of annual financial data

Hypo Real Estate Group

Income/expenses

in € million	2005	2004	2003	2002[1]	2001[1]
Net interest income	685	683	674	670	733
Provisions for losses on loans and advances	149	276	252	505	282
Net interest income after provisions losses on loans and advances	**536**	**407**	**422**	**165**	**451**
Net commission income	125	94	45	11	17
Net trading income	27	11	–	–	–1
Net income from investments	67	47	–1	62	66
General administrative expenses	317	315	260	235	227
Balance of other operating income/expenses	5	–	19	17	52
Operating profit/loss	**443**	**244**	**225**	**20**	**358**
Balance of other income/expenses	–35	–23	–69	–4	–13
Net income/loss before taxes	**408**	**221**	**156**	**16**	**345**
Taxes on income [2]	95	53	40	27	103
Net income/loss [2]	**313**	**168**	**116**	**–11**	**242**

[1] The financial data as of 31 December 2002 and also the comparative figures for the financial year ending 31 December 2001 are based on the segment data for HVB AG's "Hypo Group" segment contained in the consolidated financial statements of HVB AG for the financial year 2002 (including the comparative figures for the financial year 2001); they have been enhanced in terms of depth of detail and the figures for FGH Bank have been excluded

[2] Excluding the effects from capitalised losses carried forward

79 Members of the Supervisory Board and of the Management Board

Supervisory Board
Kurt F. Viermetz (Chairman)
Prof. Dr. Klaus Pohle (Vice-Chairman)
Dr. Ferdinand Graf von Ballestrem
Antoine Jeancourt-Galignani
Dr. Pieter Korteweg
Robert H. Mundheim

Commitee for Nomination and Board Procedures
Kurt F. Viermetz (Chairman)
Dr. Pieter Korteweg
Prof. Dr. Klaus Pohle

Audit Committee
Prof. Dr. Klaus Pohle (Chairman)
Dr. Ferdinand Graf von Ballestrem
Antoine Jeancourt-Galignani

Management Board
Georg Funke (Chairman)
Stephan Bub (since 1 December 2005)
Dr. Paul Eisele
Dr. Markus Fell
Frank Lamby

80 Holdings of Hypo Real Estate Holding AG

Holdings of Hypo Real Estate Holding AG[1]	Interest in % total Sec. 16 (4) Stock Corp. Act	Interest in % of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
Subsidiaries							
Consolidated subsidiaries							
Domestic banks and financial institutions							
Hypo Real Estate Bank AG, Munich	100.00	–	€	74,971,465	2,101,469	51,942	–
Württembergische Hypothekenbank AG, Stuttgart	100.00	–	€	36,233,916	734,529	[2]	–
Foreign banks and financial institutions							
Hypo Capital Markets Inc., New York	100.00	100.00	US $	6,702	5,612	471	–
Hypo Pfandbrief Bank International S.A., Luxembourg	99.99	99.99	€	7,136,450	99,796	4,567	–
Hypo Public Finance USA Inc., New York	100.00	100.00	US $	67,858	8,165	3,025	–
Hypo Real Estate Bank International, Dublin	99.99	–	€	27,199,150	1,803,908	177,322	–
Hypo Real Estate Capital Hong Kong Corp. Limited, Hongkong	100.00	100.00	HKD	608,578	9,560	–440	–
Other consolidated subsidiaries							
Hypo Real Estate Transactions S.A.S., Paris	100.00	100.00	€	211,955	40	–12	–
Hypo Property Investment (1992) Ltd., London	100.00	50.00	GB £	54	–	–	–
Hypo Property Investment Ltd., London	100.00	100.00	GB £	507	334	51	–
Hypo Property Participation Ltd., London	100.00	100.00	GB £	478	200	148	–
Hypo Property Services Ltd., London	100.00	100.00	GB £	100	100	–1	–
Hypo Real Estate Capital Corp., New York (sub-group)	100.00	100.00	US $	4,213,790	278,953	41,390	–
Hypo Real Estate Capital Japan Corp., Tokyo	100.00	100.00	JP ¥	122,644,514	12,222,355	986,660	–
Hypo Real Estate Capital Ltd., London (sub-group)	100.00	100.00	GB £	67,008	61,651	14,290	–
Hypo Real Estate Investment Banking Ltd., London	100.00	100.00	GB £	467	200	–152	–
Isar East 60th Street LLC, New York	100.00	100.00	US $	6,639	–	–	–
Isar Gotham West 38th Street LLC, New York	100.00	100.00	US $	6,539	1	–	–
Isar RP Member LLC, New York	100.00	100.00	US $	–	1	–	–
Isar Two Columbus LLC, New York	100.00	100.00	US $	806	–	–	–
Liffey 451 LLC, New York	100.00	100.00	US $	40,114	2,271	1,415	–
The Greater Manchester Property Enterprise Fund Ltd., London	100.00	100.00	GB £	126	123	110	–
Zamara Investments Ltd., Gibraltar	100.00	100.00	GB £	9,927	9,927	472	–

[1] Compliant with section 313 (2) of the German Commercial Code (HGB)
[2] Profit/loss-transfer to partners due to profit-and-loss-transfer agreement

Holdings of Hypo Real Estate Holding AG[1]	Interest in %			Total asset	Equity	Net income/loss	Alternative financial year
	total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	in thousand	in thousand	in thousand	
Non-consolidated subsidiaries							
Other non-consolidated subsidiaries							
Collineo Asset Management GmbH, Dortmund	100.00	100.00	€	12,410	10,000	843	–
Frappant Altona GmbH, Munich	94.00	94.00	€	11,143	25	[3]	–
FUNDUS Gesellschaft für Grundbesitz und Beteiligungen mbH, Munich	94.00	94.00	€	4,563	904	[2]	–
GfA-Gesellschaft für Anwendungs-software mbH, Stuttgart	66.66	66.66	€	5,528	1,703	962	1.1.–31.12.2004
GfI-Gesellschaft für Immobilien-entwicklung und -verwaltung mbH, Stuttgart	100.00	100.00	€	365	151	99	1.1.–31.12.2004
GfR-Gesellschaft für Rechen-zentrumsleistungen mbH, Stuttgart	100.00	100.00	€	3,362	2,173	1,004	1.1.–31.12.2004
GGV Gesellschaft für Grundbesitz-verwaltung und Immobilien-Management mbH, Munich	93.95	93.95	€	3,945	2,072	[2]	–
Hypo Dublin Properties Limited, Dublin	100.00	100.00	€	161	–181	–11	1.1.–31.12.2004
IMMO Immobilien Management Beteiligungsgesellschaft mbH, Munich	100.00	100.00	€	32	30	–1	–
IMMO Immobilien Management GmbH & Co. KG, München	94.00	94.00	€	101,120	–1,197	–13,948	–
IMMO Invest Gewerbe GmbH, Munich	100.00	100.00	€	26	26	[2]	–
IMMO Invest Real Estate GmbH, Munich	100.00	100.00	€	29	28	[2]	–
IMMO Invest Wohnwirtschaft GmbH, Munich	100.00	100.00	€	23	23	[2]	–
IMMO Trading GmbH, Munich	100.00	100.00	€	1,374	525	[2]	–
Meridies Grundbesitz- und Bebau-ungsgesellschaft mbH, Munich	94.00	94.00	€	4,111	78	[2]	–
PBI-Beteiligungs-GmbH i.L., Munich	100.00	100.00	€	51,806	51,529	65	1.1.–31.12.2004
Ragnarök Vermögensverwaltung AG & Co. KG, Munich	94.00	94.00	€	72,627	–2,577	–2,577	–
WestHyp Finance B.V., Amsterdam	100.00	100.00	€	713	681	–65	1.1.–31.12.2003
WestHyp Immobilien Holding GmbH, Dortmund	100.00	100.00	€	1,361	894	270	1.1.–31.12.2004
WGS Wohn- und Grundbesitz Stendal GmbH, Stendal	100.00	100.00	€	9,562	46	6	1.1.–31.12.2004
WH-Erste Grundstücks Verwaltungs GmbH, Waltersdorf	100.00	100.00	€	279	217	117	1.1.–31.12.2004
WH-Erste Grundstücks GmbH & Co. KG, Waltersdorf	94.00	94.00	€	194,431	130,072	3,304	1.1.–31.12.2004
WH-Zweite Grundstücks Verwaltungs GmbH, Waltersdorf	100.00	100.00	€	21	20	–4	1.1.–31.12.2004
WH-Zweite Grundstücks GmbH & Co. KG, Waltersdorf	100.00	94.00	€	58,640	58,628	–12,359	1.1.–31.12.2004
WHI Württemberger Hypo Immo-bilienbewertungs- und Beratungs-gesellschaft mbH, Stuttgart	100.00	100.00	€	311	156	55	1.1.–31.12.2004

[1] Compliant with section 313 (2) of the German Commercial Code (HGB)
[2] Profit/loss-transfer to partners due to profit-and-loss-transfer agreement
[3] Profit/loss-transfer to Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich due to profit-and-loss-transfer agreement

Holdings of Hypo Real Estate Holding AG[1]	Interest in %			Total asset	Equity	Net income/ loss	Alternative financial year
	total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	in thousand	in thousand	in thousand	
Other investments							
Banks and other financial institutions							
Stuttgarter Volksbank AG, Stuttgart	0.18	0.18	€	1,659,426	115,621	2,434	1.1.– 31.12.2004
Other comapnies							
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00	32.00	€	608	–	22	1.1.– 31.12.2003
Ägir Vermögensverwaltung GmbH & Co. KG, Munich	0.01	0.01	€	27,017	26,714	815	1.1.– 31.12.2004
Airport Bureau Verwaltungs GmbH, Berlin	32.00	32.00	€	206	151	169	1.1.– 31.12.2003
Amorfos Grundstücksgesellschaft mbH & Co. KG, Berlin	2.50	2.50	€	34,723	–12,350	906	1.1.– 31.12.2004
Bayerische Landessiedlung GmbH, Munich	2.94	2.94	€	265,327	69,516	13,562	1.1.– 31.12.2004
Burleigh Court (Barnsley) Management Limited, London	20.00	20.00	GB £	–	–	–	
Deutsches Theater Grund- und Hausbesitz GmbH, Munich	3.30	3.30	€	11,980	2,323	–233	1.1.– 31.12.2004
GWG Gemeinnützige Wohnstätten- und Siedlungsgesellschaften mbH, Munich	>0	>0	€	883,380	169,069	832	1.1.– 31.12.2004
Illit Grundstücks-Verwaltungs-gesellschaft mbH & Co. KG, Grünwald	5.00	5.00	€	71,779	–13,971	–1,633	1.1.– 31.12.2004
Inula Grundstücks-Verwaltungs-gesellschaft mbH & Co. KG, Grünwald	10.00	10.00	€	112,594	–45,833	–2,689	1.1.– 31.12.2003
Kaufhof plus Grundstücksvermietungs-gesellschaft mbH & Co. Objekt Bahnhof Berlin KG, Düsseldorf	5.02	5.02	€	44,868	–10,103	1,325	1.1.– 31.12.2004
KOROS Grundstücks-Verwaltungs GmbH & Co. KG, Grünwald	2.50	2.50	€	21,850	–	183	1.1.– 31.12.2004
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH, Düsseldorf	>0	>0	€	1,385,255	191,409	–27,052	1.1.– 31.12.2004
LHI Immobilienfonds Verwaltungs GmbH & Co. Objekt Hettstedt KG, Munich	5.09	5.09	€	14,634	–3,753	645	1.1.– 31.12.2004
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.00	50.00	€	29	28	2	1.1.– 31.12.2004
SANO Grundstücks-Vermietungs-gesellschaft mbH & Co. Objekt Dresden KG, Düsseldorf	33.33	33.33	€	16,433	–3,555	–456	1.1.– 31.12.2004
SOMA Grundstücks-Vermietungs-gesellschaft mbH & Co. Objekt Darmstadt KG, Düsseldorf	33.33	33.33	€	34,494	–5,480	–677	1.1.– 31.12.2004

[1] Compliant with section 313 (2) of the German Commercial Code (HGB).

Financial Statements

Holdings of Hypo Real Estate Holding AG[1]	Interest in %						
	total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.00	50.00	€	30,328	29,406	192	1.1.–31.12.2004
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00	32.00	€	13,892	898	–158	1.1.–31.12.2004
WILMA Bouwfonds Bauprojekte GmbH & Co. „An den Teichen" KG, Ratingen	5.00	5.00	€	307	123	–59	1.1.–31.12.2004
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, München	33.00	33.00	€	12,672	–3,381	–190	1.1.–31.12.2004

[1] Compliant with section 313 (2) of the German Commercial Code (HGB)

Munich, 7 March 2006

Hypo Real Estate Holding Aktiengesellschaft

The Management Board
Funke Bub Eisele Fell Lamby

Auditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Hypo Real Estate Holding AG, Munich, for the business year from 1 January 2005 to 31 December 2005. The preparation of the consolidated financial statements and consolidated management report in accordance with the IFRS, as applicable in the EU, and the supplementary regulations of Commercial Law applicable in accordance with section 315a (1) HGB are the responsibility of the company's Management Board. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated management report based on our audit. We were also appointed to assess whether the consolidated financial statements are overall also consistent with IFRS.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and also on the basis of German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that irregularities and breaches of regulations which have a major impact on the presentation of the view of the net assets, financial position and results of operations provided by the consolidated financial statements in accordance with the applicable accounting regulations and also provided by the consolidated management report are recognised with adequate reliability. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The audit includes assessing the effectiveness of the accounting-related internal control system as well as the evidence supporting the amounts and disclosures in the consolidated financial statements and consolidated management report which are examined on a test basis within the framework of the audit. The audit includes assessing the financial statements of the companies included in the consolidated financial statements, the definition of the group of consolidated companies, the applied accounting principles and significant estimates made by the Management Board, as well as evaluating the overall presentation of the consolidated financial statements and the consolidated management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any reservations.

In our opinion, on the basis of our findings gained in the course of our audit, the consolidated financial statements are consistent with IFRS as applicable in the EU and the supplementary regulations of Commercial Law applicable according to section 315a (1) HGB as well as the IFRS overall, and provide a true and fair view of the net assets, financial position, results of operations and cash flows of the Hypo Real Estate Group for the business year in accordance with these regulations. The consolidated management report is consistent with the consolidated financial statements, and overall provides an accurate picture of the position of the Group, and accurately presents the opportunities and risks of future development.

Munich, 15 March 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Paskert	Techet
Wirtschaftsprüfer	Wirtschaftsprüfer



Ten Towers

The Ten Towers featuring excellent architectural design were completed in the East of Munich in June 2005. They provide a total area of 68,500 m², and offer office space of 64,000 m². In addition, there is also a restaurant, a fitness center and an underground parking with 551 parking spaces. The building complex consists of a total of ten office towers, each with 15 storeys, and a rotunda. Glass pedestrian walkways connect the individual towers.

Deutsche Telekom, which intends to develop the location into a regional headquarters, is a long-term tenant of the attractively located property.

The borrowers are a total of five property companies. London & Regional Properties (L&R) is the shareholder of these companies – via a Luxembourg holding structure. With an overall portfolio worth approx. GB£ 3.5 billion (approx. € 5.1 billion), L&R is one of the largest private investors in Great Britain.

Hypo Real Estate Bank AG has provided financing running into nine figures with a term of five years.



New Structures

New legislation provided an opportunity to create new structures that make us yet more competitive.

New corporate structure since 1 January 2006

Group and Management Structure of Hypo Real Estate Group

as of 13.3.2006


Management Board of Hypo Real Estate Holding AG
Georg Funke (CEO)
Stephan Bub | Dr. Paul Eisele | Dr. Markus Fell | Frank Lamby
Management Board of
Hypo Real Estate Bank International AG
Stuttgart
Dr. Paul Eisele (Spokesman)
Jürgen Fenk
Dr. Robert Grassinger (Deputy spokesman)
Friedrich-Wilhelm Ladda (until 31.03.2006)
Bettina von Oesterreich
Manfred Weil
Management Board of
Hypo Public Finance Bank
Dublin
Stephan Bub (CEO)
James Campbell
Tom Glynn (Deputy CEO)
Heather Nesbitt
Management Board of
Hypo Real Estate Bank AG
Munich
Frank Lamby (Spokesman)
Manuela Better
Reinhold Güntner
Frank Hellwig

The new Pfandbrief Law in the year 2005 was an opportunity which the Hypo Real Estate Group utilised immediately to enhance its competitiveness. Due to a further tightening of the corporate structure the Group will achieve more transparency and power. As part of the process of restructuring the Group, the long-standing expertise of Württembergische Hypothekenbank in international Pfandbrief-based real estate financing business was combined with the know how of Hypo Real Estate Bank International in structured real estate financing business. The international real estate financing business of the former Hypo Real Estate Bank International in Dublin has been transferred to Württembergische Hypothekenbank in Stuttgart. Württembergische Hypothekenbank in Stuttgart was then renamed Hypo Real Estate Bank International AG. The centre of competence for international customers which has been created in this way now enables all services and products to be provided from a single effective entity. The new Hypo Real Estate Bank International AG has been given a rating of A2/stable/P-1 by Moody's and a rating of A-/stable/A-2 by Standard & Poor's.

The German real estate financing business will be pooled at Hypo Real Estate Bank AG in Munich.

The former Hypo Real Estate Bank International in Dublin has been renamed Hypo Public Finance Bank. This new business segment constitutes a further diversification of the Group's range of products, and opens up new growth potential beyond pure real estate financing business. Existing structures in the Group can be utilised for establishing this business segment, and have facilitated the rapid commencement of business. The core business operations of the Hypo Public Finance Bank comprise public finance (processed almost entirely by the Hypo Pfandbrief Bank International), the financing of major infrastructural projects, as well as a number of financial services. The wide range of products offered by the Hypo Public Finance Bank includes various cap-

ital market products. The business model of Hypo Public Finance Bank is characterised by a favourable risk profile and low market risk. Hypo Public Finance Bank has been provided with a guarantee by Hypo Real Estate Bank International AG, and it has now in turn provided a guarantee to Hypo Pfandbrief Bank International.

Hypo Public Finance Bank has been given a rating of A2/stable/P-1 by Moody's and a rating of A-/stable/A-2 by Standard & Poor's. In addition, Standard & Poor's awarded a rating of A-/stable/A-2 to Hypo Pfandbrief Bank International in January 2006.

The Hypo Real Estate Group thus has achieved an even clearer structure with a sharp distinction between domestic and international business, enhanced by a further major division of state financing and capital market business. The complexity of the Group has been reduced even further, and this will further speed up the processes in operating business. The possibility of combining Pfandbrief-based business with uncovered business will further enhance the bank's effectiveness in the markets.

Redefinition of business segments

As described in the interim report for the period ended 30 June 2005, the Management Board of Hypo Real Estate Holding AG has defined new primary segments for the Group as part of the process of reorganising the Group. As depicted above, the Hypo Real Estate Group in future will be managed via the following three business segments:

International business with large-volume structure real estate financing will be pooled in the business segment **International Lending**. Segment reporting will include the contributions to earnings made by the following fully consolidated companies:

- Hypo Real Estate Bank International, Dublin (excl. trading activities and public finance)
- Hypo Real Estate Capital Corp., New York (sub-group with a total of six companies)
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group with a total of eight companies)
- Hypo Real Estate Transactions S.A.S., Paris
- Württembergische Hypothekenbank AG, Stuttgart (sub-group with a total of two companies)

German real estate financing business will be concentrated in the **German Lending** business segment. This segment will be used exclusively for the contributions to earnings made by Hypo Real Estate Bank AG (sub-group with a total of 16 companies) based in Munich.

In future, public finance (incl. government lending, infrastructure financing, local authority project financing and forfeiting) and capital market business (incl. credit derivatives and asset management) will be pooled in the **Public Finance** segment. Segment reporting will include the contributions to earnings made by the following fully consolidated companies:

- Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Hypo Public Finance USA Inc., New York
- Hypo Real Estate Bank International, Dublin (trade activities and Public Finance business)
- Pallas Capital Corporation, Delaware

International Lending

Budget

in € million	2005	Budget 2005
Net income/loss before taxes	346	305 to 325

Key Financials

		2005	2004
Operating performance			
Operating revenues	in € million	532	455
Net interest income	in € million	384	321
Net commission income	in € million	123	120
Net trading income	in € million	1	–
Net income from investments	in € million	25	13
Balance of other operating income/expenses	in € million	–1	1
Provisions for losses on loans and advances	in € million	29	56
General administrative expenses	in € million	156	139
Balance of other income/expenses	in € million	–1	–1
Net income/loss before taxes	in € million	346	259
Net income/loss [1]	in € million	287	210
Key ratios			
Return on equity after taxes [1] [2]	in %	12.9	10.2
Cost-income ratio (based on operating revenues)	in %	29.3	30.5
Key indicators		31.12.2005	31.12.2004
Total volume of lending	in € billion	37.7	36.2
Risk assets compliant with BIS rules	in € billion	31.6	25.4
Core capital ratio compliant with BIS rules [2]	in %	7.5	8.2

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

Summary of quarterly financial data

		4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance						
Operating revenues	in Mio. €	109	123	129	135	145
Net interest income	in Mio. €	81	89	95	99	101
Net commission income	in Mio. €	21	27	30	30	36
Net trading income	in Mio. €	–	1	–	2	–2
Net income from investments	in Mio. €	9	5	5	3	12
Balance of other operating income/expenses	in Mio. €	–2	1	–1	1	–2
Provisions for losses on loans and advances	in Mio. €	–	5	6	11	7
General administrative expenses	in Mio. €	39	35	36	41	44
Balance of other income/expenses	in Mio. €	–1	–	–	1	–
Net income/loss before taxes	in Mio. €	69	83	87	82	94
Net income/loss [1]	in Mio. €	54	65	68	61	93
Key indicators						
Total volume of lending	in Mrd. €	36,2	36,3	38,5	37,5	37,7
Risk assets compliant with BIS rules	in Mrd. €	25,4	25,8	28,0	28,4	31,6
Core capital ratio compliant with BIS rules [2]	in %	8,2	8,9	8,3	8,1	7,5

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

New Structures

German Lending

Budget

in € million	2005	Budget 2005
Net income/loss before taxes	104	95 to 105

Key Financials

		2005	2004
Operating performance			
Operating revenues	in € million	322	358
Net interest income	in € million	283	354
Net commission income	in € million	–1	–25
Net trading income	in € million	–	–
Net income from investments	in € million	39	31
Balance of other operating income/expenses	in € million	1	–2
Provisions for losses on loans and advances	in € million	120	220
General administrative expenses	in € million	98	126
Balance of other income/expenses	in € million	–	–21
Net income/loss before taxes	in € million	104	–9
Net income/loss [1]	in € million	80	–10
Key ratios			
Return on equity after taxes [1]	in %	4.2	–0.5
Cost-income ratio (based on operating revenues)	in %	30.4	35.2
Key indicators		31.12.2005	31.12.2004
Total volume of lending	in € billion	53.6	62.2
Risk assets compliant with BIS rules	in € billion	24.0	24.2
Core capital ratio compliant with BIS rules [2]	in %	7.7	8.4

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Summary of quarterly financial data

		4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance						
Operating revenues	in € million	99	77	85	77	83
Net interest income	in € million	90	72	68	67	76
Net commission income	in € million	–10	–3	8	–3	–3
Net trading income	in € million	–	–	–	–	–
Net income from investments	in € million	22	7	6	13	13
Balance of other operating income/expenses	in € million	–3	1	3	–	–3
Provisions for losses on loans and advances	in € million	55	30	30	30	30
General administrative expenses	in € million	31	24	26	23	25
Balance of other income/expenses	in € million	–11	–	–	–	–
Net income/loss before taxes	in € million	2	23	29	24	28
Net income/loss [1]	in € million	–	19	22	18	21
Key indicators						
Total volume of lending	in € billion	62.2	59.2	56.7	54.9	53.6
Risk assets compliant with BIS rules	in € billion	24.2	23.4	23.0	22.8	24.0
Core capital ratio compliant with BIS rules	in %	8.4 [2]	7.9	8.0	8.1	7.7 [2]

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Public Finance

Budget

in € million	2005	Budget 2005
Net income/loss before taxes	18	10 to 15

Key Financials

		2005	2004
Operating performance			
Operating revenues	in € million	60	25
Net interest income	in € million	25	11
Net commission income	in € million	3	–1
Net trading income	in € million	26	11
Net income from investments	in € million	3	4
Balance of other operating income/expenses	in € million	3	–
Provisions for losses on loans and advances	in € million	–	–
General administrative expenses	in € million	42	30
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	18	–5
Net income/loss	in € million	16	–4
Key ratios			
Return on equity after taxes [1]	in %	7.9	–4.2
Cost-income ratio (based on operating revenues)	in %	70.0	120.0
Key indicators		31.12.2005	31.12.2004
Total volume of lending	in € billion	1.6	1.6
Risk assets compliant with BIS rules	in € billion	2.0	2.0
Core capital ratio compliant with BIS rules [1]	in %	15.0	8.0

[1] Based on allocated capital

Summary of quarterly financial data

		4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance						
Operating revenues	in € million	13	11	12	22	15
Net interest income	in € million	6	6	3	6	10
Net commission income	in € million	–1	–	–1	6	–2
Net trading income	in € million	6	6	7	10	3
Net income from investments	in € million	2	–1	1	–	3
Balance of other operating income/expenses	in € million	–	–	2	–	1
Provisions for losses on loans and advances	in € million	–	–	–	–	–
General administrative expenses	in € million	11	10	8	10	14
Balance of other income/expenses	in € million	–	–	–	–	–
Net income/loss before taxes	in € million	2	1	4	12	1
Net income/loss	in € million	1	1	3	9	3
Key indicators						
Total volume of lending	in € billion	1.6	1.5	1.6	1.5	1.6
Risk assets compliant with BIS rules	in € billion	2.0	2.5	2.5	2.5	2.0
Core capital ratio compliant with BIS rules [1]	in %	8.0	8.0	8.0	8.0	15.0

[1] Based on allocated capital

New Structures


Scandic
InfraCity

Infra City

Infra City is a well located Business Park, directly adjacent to the motorway on the stretch between Stockholm and the airport. The business park consists of office and retail space, and a 320 room hotel, covering a total of 190,000 square metres and hosting some 160 tenants.
The SEK 1.19 billion (approx. € 130 million) facility, was provided by Hypo Real Estate Bank International, Scandinavia branch, for a company held by Orion Capital Managers for its Orion European Real Estate Fund II in connection with its acquisition of landmark business park, Infra City, from the Swedish state owned property company Vasakronan.
This type of facility is used to finance the acquisition of a portfolio of different properties to be purchased subsequently and amalgamated into 1 upon completion. In case of a direct property transaction such a structure allows for fiscal optimisation.



Service Chapter

Additional topical information at a glance may be found here.

Mandates of the Management Board

as of 31.12.2005	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Georg Funke	Hypo Real Estate Bank AG, Munich (Chairman of the Supervisory Board)	
	Württembergische Hypothekenbank AG, Stuttgart (Chairman of the Supervisory Board)	
Stephan Bub	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board)	Hypo Pfandbrief Bank International S.A., Luxembourg (Member of the Administrative Board, since 24.10.2005 Chairman of the Administrative Board)
	Collineo Asset Management GmbH, Dortmund (Chairman of the Administrative Board since 11.1.2005)	HI Capital Markets, Inc., New York/USA renamed as Hypo Capital Markets, Inc. (Chairman of the Board)
		HI Asset Management, Inc., New York/USA renamed as Hypo Public Finance USA, Inc. (Chairman of the Board)
		HARDT GROUP Investments AG, Vienna/Austria (Deputy Chairman of the Supervisory Board since 24.5.2005)
Dr. Paul Eisele	Hypo Real Estate Bank AG, Munich (Deputy Chairman of the Supervisory Board)	Hypo Real Estate Bank International, Dublin/Ireland to be renamed as Hypo Public Finance Bank (Chairman of the Board since 1.10.2005)
		Hypo Pfandbrief Bank International S.A., Luxembourg (Member of the Administrative Board until 30.11.2005)
Dr. Markus Fell	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board)	Hypo Real Estate Bank International to be renamed as Hypo Public Finance Bank, Dublin/Ireland (Non-Executive Member of the Board since 1.10.2005)
	Württembergische Hypothekenbank AG, Stuttgart (First Deputy Chairman of the Supervisory Board)	Hypo Pfandbrief Bank International S.A., Luxembourg (Member of the Administrative Board until 30.11.2005)
	Collineo Asset Management GmbH, Dortmund (Member of the Administrative Board from 11.1.2005 until 31.12.2005)	Hypo Real Estate Capital Ltd., London/Great Britain (Director)
		Hypo Real Estate Capital Japan Corp., Tokyo/Japan (Director since 15.2.2005)
		Hypo Real Estate Capital France S.A., Paris/France (Member of the Supervisory Board until 10.2.2005, Deputy Chairman of the Supervisory Board until 30.9.2005)
		Hypo Real Estate Capital Corp., New York/USA (Director until 30.11.2005)
Frank Lamby	Collineo Asset Management GmbH, Dortmund (Member of the Administrative Board from 11.1.2005 until 31.12.2005)	Hypo Real Estate Capital Iberia S.L., Madrid/Spain (Chairman of the Board until 3.1.2005)
		Hypo Real Estate Capital Ltd., London/Great Britain (Director until 10.1.2005)
		Hypo Real Estate Capital France S.A., Paris/France (Chairman of the Supervisory Board until 10.2.2005)

Mandates of the Supervisory Board

as of 31.12.2005	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Kurt F. Viermetz	Deutsche Börse AG, Frankfurt am Main (Member of the Supervisory Board since 12.7.2005, Chairman of the Supervisory Board since 10.10.2005)	Hypo Real Estate Bank International, Dublin/Ireland (Chairman of the Board until 30.9.2005)
	ERGO-Versicherungs-AG, Düsseldorf (Member of the Supervisory Board)	
	E.ON-Ruhrgas AG, Essen (Member of the Supervisory Board until 31.12.2005)	
Professor Dr. Klaus Pohle	DWS Investment GmbH, Frankfurt am Main (Member of the Supervisory Board)	COTY Inc., New York/USA (Non-Executive Member of the Board)
		Sanofi-Aventis S.A., Paris/France (Administrateur)
Dr. Ferdinand Graf v. Ballestrem	SHW GmbH, Aalen-Wasseralfingen (Chairman of the Supervisory Board until 30.9.2005)	MAN Capital Corporation, New York/USA (Chairman of the Board of Directors until 31.12.2005)
	Renk AG, Augsburg (Deputy Chairman of the Supervisory Board)	MAN Financial Services plc., Swindon/Great Britain (Chairman of the Board of Directors)
	MAN Technologie AG, Augsburg (Deputy Chairman of the Supervisory Board until 30.6.2005)	
	MAN Roland Druckmaschinen AG, Augsburg/Offenbach (Member of the Supervisory Board)	
	Bayerische Versicherungsbank AG, Unterföhring (Member of the Supervisory Board)	
Antoine Jeancourt-Galignani		Société Nationale d'Assurances Group S.A.L., Beirut/Lebanon (Chairman of the Board)
		Euro Disney S.C.A., Marne-La-Vallée/France (Chairman of the Supervisory Board)
		Gecina S.A., Paris/France (Director)
		Assurances Générales de France S.A., Paris/France (Director)
		Société Générale S.A., Paris/France (Director)
		Total S.A., Paris/France (Director)
		Kaufman & Broad S.A., Paris/France (Director)
		Oddo & Cie S.C.A., Paris/France (Member of the Supervisory Board)
		Jetix Europe N.V., Hilversum/The Netherlands (Member of the Supervisory Board until 30.9.2005)

Mandates of the Supervisory Board

as of 31.12.2005	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Dr. Pieter Korteweg		DaimlerChrysler Nederland B.V., Utrecht/The Netherlands (Non-Executive Member of the Supervisory Board)
		Dutch Central Bureau of Statistics (CBS), Rijswijk/The Netherlands (Chairman of the Supervisory Board)
		Cerberus Global Investment Advisors, LLC, Baarn/The Netherlands (Senior Advisor)
		SSA Global Technologies Inc., Chicago/USA (Non-Executive Member of the Board)
		Aozora Bank Ltd., Tokyo/Japan (Non-Executive Member of the Board)
		Development Fund Netherlands Antilles (SONA), The Hague/The Netherlands (Executive Member of the Board)
		AerCap B.V., Schiphol/The Netherlands (Chairman of the Board since 20.9.2005)
Robert H. Mundheim		Shearman & Sterling LLP, New York/USA (Of Counsel)
		Arnhold and S. Bleichroeder Holdings, Inc., New York/USA (Director)
		eCollege.com, Inc., Chicago/USA (Director)

Advanced approach Under the advanced approach method, a bank with a sufficiently developed internal capital allocation procedure (strict criteria in terms of methodology and disclosure) is permitted to use its internal assessments regarding the credit standing of a debtor when assessing the lending risk within its portfolio. There are specialised analysis procedures for different types of loan commitments – e. g. loans to companies and retail customers – that exhibit different loss characteristics.

Asset/liability management Measures by a bank to control the balance-sheet structure and to limit the risks resulting from differences in time periods and insufficient liquidity.

Assets book Risk-carrying positions that are not allocated to the → trading book.

Available-for-sale assets Financial assets that are available for the company to sell and that do not relate to loans, financial instruments held for trading or → held-to-maturity financial instruments. Available-for-sale financial instruments include in particular fixed-income securities that cannot or should not be held to maturity and also equity instruments with no final maturity.

Basel II The term 'Basel II' stands for a new capital adequacy framework, which was presented by the Basel Committee on Banking Supervision in summer 2004. The committee meets on a regular basis at the Bank for International Settlements (BIS) and is formed by representatives of the central banks and banking supervisors of the major developed nations. It gives general strategic recommendations on the framework and standards for banking supervision. Basel II will in comparison to the first capital adequacy framework (Basel I) from 1988 define new general conditions for the measurement of risk weighted assets and the minimum capital requirements for credit institutions. The transformation of these guidelines to German law is expected to be done by 1 January 2007.

BIS Bank for International Settlements headquartered in Basle; as the central bank of the central banks, it is in particular responsible for cross-border banking supervision and for the establishment of internationally valid equity capital requirements for supraregionally operating banks.

BIS equity funds Equity capital that is recognised for regulatory purposes and complies with the Recommendation on Equity issued by the Basel Committee for Banking Supervision in July 1988 (last amended in January 1996) for financial institutes operating on the international stage. It comprises liable equity capital (core capital and supplementary capital) and tier III capital:

- Core capital or tier I capital: largely subscribed capital, reserves and certain hybrid capital instruments.
- Supplementary capital or tier II capital: includes in particular participatory capital, long-term subordinated liabilities, unrealised gains from listed securities and other valuation adjustments for inherent risks.
- Tier III capital: mainly comprises short-term subordinated liabilities and surplus supplementary capital.

Blue Chips Description for shares with high market capitalisation, high exchange transactions and high popularity, which mostly form part of the main index in their country of origin.

Bonds Term used in English-speaking countries for fixed-income securities and/or debentures.

Calculated mortgage lending value also: Loan-to-value (LTV) Relationship between the funds loaned to the borrower and the value of the collateral.

Capacity to meet interest payments Degree to which the rental income from a financed building must, in long-term financing, at least cover the interest service payments.
Ratio: DSC (debt service coverage)

Cash-flow hedge Security against the risk of loss of future interest payments under a variable-interest balance-sheet transaction obtained by means of a → swap.

Cash-flow statement Representation of a company's inflow or outflow of funds from operating, investment and financing activities during a fiscal year and calculation of the cash in hand (cash reserve) at the beginning and end of the fiscal year.

CDAX The CDAX® contains all German companies from the Prime and General Standard market segments. The index represents the entire breadth of the German stock market, i. e. all companies listed on the Frankfurt Stock Exchange.

Clearing bank A bank that is a member of a national clearing system for the multilateral clearing of receivables and liabilities in inter-bank transactions.

Commercial paper (CP) Money market instruments in the form of bearer instruments that do not have standardised maturities but can be geared to individual investment requirements and are paid on a discount basis. Their maturities vary between 1 and 270 days. They are issued on the money market by debtors with an irreproachable credit standing, usually first-class industrial corporations; they are issued in high amounts and with high minimum nominal values.

Concentration risk Risk resulting from concentration of the credit risk on a single party (counterparty, issuer, country or borrowing customer) in the portfolio or among a group of parties that over a period of time exhibit a parallel development in terms of probability of default – caused, for example, by similar economic dependencies.
Synonym: cluster risk

Corporate governance Corporate governance refers to the legal and factual framework for managing and monitoring companies. The recommendations of the Corporate Governance Code create transparency and are intended to strengthen confidence in good and responsible management; they are primarily aimed at protecting shareholders.

Cost-income ratio Relationship between general administrative expenses and the total of net interest income, net commission income, trading profit/loss and net other operating income and expenses; a low cost-income ratio indicates high productivity.

Counterparty risk Risk that, as a result of default on the part of a contracting partner, it will no longer be possible to collect an unrealised profit from outstanding interest- and currency-related derivative and futures transactions.
The counterparty risk is differentiated according to performance risk (from the value date until performance) and exchange/pre-settlement risk (from the date of conclusion until the value date).

Country risk Risk that a business partner in a certain country will be unable to fulfil his contractually agreed obligations due to political or social unrest, nationalisation or expropriation, non-recognition by governments of foreign debts, currency controls or a devaluation of the national currency.

Credit default swap Financial contract where the risk of a credit event that is specified in advance (e.g. insolvency or deterioration in credit standing) is transferred by an assignee to a guarantor. Irrespective of whether or not the credit event materialises, the guarantor receives a regular premium payment from the assignee for assuming the lending risk.

Credit derivatives Derivative financial instruments that allow one party to the transaction (assignee) to transfer the lending risk relating to a loan or a security to another party (guarantor) against payment of a premium. The risk purchaser therefore bears the lending risk relating to the loan or security without actually having to purchase it (e.g. → credit default swap, → total return swap or → credit-linked note).

Credit risk Credit risk Credit risks include the loan default risk, counterparty risk, issuer risk and country risk; they refer to the potential loss that could result from the default or deterioration in credit ratings of loan customers, of issuers of borrowers' note loans promissory notes and debt securities, or of counterparties in money-market, securities and derivatives transactions.

Credit-linked notes A note issued by an assignee that is only repaid at the nominal value on maturity if a previously specified credit event does not materialise on the side of the debtor. If the credit event does actually occur, the credit-linked note is repaid after deducting the agreed compensatory amount. In contrast to credit default swaps and total return swaps, the guarantor receives his monetary payment in advance from the assignee.

DAX Measures the performance of Germany's 30 largest companies within the Prime Standard segment in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Debt issuance program (DIP) Framework agreement for the simplified launching of capital market issues with a maximum utilisation volume. A DIP is not a debt instrument but a platform that is in particular designed to standardise and simplify international issuing processes.

Debt service coverage margin Relationship between the net income that can be earned from a property and the debt service applicable to the property in question.

Default probability Expected average probability that a business partner will fail to fulfil his obligations, based on statistical analyses of historic default patterns.

Default risk Risk of partial or total loss of a loan.

Deferred taxes Taxes on income that are payable or receivable at a future date and that result from different carrying amounts being shown in the fiscal and commercial balance sheets. On the reporting date, they do not yet represent actual receivables or liabilities vis-à-vis tax authorities.

Degree of diversification Degree to which the portfolio is spread across several countries and sectors of industry in order to reduce risk.

Developer Developers develop and execute real estate projects (generally large commercial projects) with the aim of securing a swift sale.

Dow Jones EURO STOXX 50 A European blue-chip index. It contains the 50 leading stocks within the Euro zone.

DOW JONES INDUSTRIAL AVERAGE (DJIA) INDEX The broadest market indicator showing the performance of the United States' New York Stock Exchange. A price index comprising the weighted average of 30 actively traded blue-chip stocks, mainly industrial stocks.

Due diligence here: Detailed analysis of real estate properties in terms of possible risks present (e.g. soil and groundwater contamination).

Earnings per share Indicator comparing the net income for the year after taxes with the average number of ordinary shares.

Fair value Amount at which an asset would be exchanged or a debt settled between expert, independent, willing business partners; often identical with the market price.

Fair-value hedge Hedging of a fixed-income balance-sheet position (e.g. a receivable or a security) against the market risk by means of a → swap; it is valued at market value (→ fair value).

Financial instruments This term is in particular used to summarise credits and loans extended, interest-bearing securities, shares, participating interests, liabilities and derivatives.

Forward transactions The purchase/sale of financial instruments on a fixed date and at a fixed price; a distinction is made between contingent forward transactions (→ options) and unconditional forward transactions (→ futures). In contrast to spot transactions, the date when the contract is concluded and the date of performance for the contract are different.

Futures Contracts that are standardised in terms of volume, quality and settlement date under which a trading item belonging to the money market, investment market, precious metals market or currency market is to be delivered or purchased on a specific future date at the specified market price. In many cases, a balancing payment has to be effected in place of delivering or purchasing securities.

German Minimum Requirements for the Conduct of Lending Business (MaK) Minimum requirements that must be met by all lending institutes in order to limit risks from lending business, taking into account the respective type and extent of business conducted.

German Minimum Requirements for the Conduct of Trading Operations (MaH) Minimum requirements that must be complied with by all financial institutes in order to secure solvency and must be supplemented/specified in more detail in internal instructions, taking into account the respective type and extent of trading activities.
They include requirements with regard to risk control and risk management, the organisation of trading operations and auditing, as well as regulations for specific transaction types.
They were issued in October 1995 by the Federal Banking Supervisory Office (BaKred), which is now known as the Federal Financial Supervisory Office (BaFin).

Goodwill Amount that a purchaser of a company pays in excess of the → fair value of the individual assets after deducting debts (= intrinsic value), taking into account future expected earnings (= net income value).

Hedge accounting Depiction of contrary developments in the values of a hedging transaction (e.g. an interest rate swap) and an underlying transaction (e.g. a loan). Hedge accounting aims to minimise the impact on the income statement of the valuation and the recording of valuation results from derivative transactions where such valuation and recording affects net profit or loss.

Hedging Transactions aimed at protecting against the risk of unfavourable price trends (e.g. currency and interest rate risks). A matching position is set up for each position, so that the risk is offset either in whole or in part.

Held to maturity Financial assets acquired by third parties that have a fixed maturity and fixed or determinable payments, where the holder intends or is able to hold the asset until final maturity.

Hybrid capital instruments Investment instruments that are characterised by profit-related interest payments. Where interest payments that have not been made when losses have occurred are not paid at a later date (non-cumulative hybrid capital instruments) and the instruments do not have a fixed maturity date and/or cannot be terminated by the creditor, then in accordance with regulatory requirements such instruments belong to the core capital. In all other cases, they must be allocated to the supplementary capital (e.g. cumulative hybrid capital instruments).

International Accounting Standards (IAS) Accounting standards issued by the IASC (International Accounting Standards Committee), a specialist international organisation backed by professional associations that deal with accounting issues. The aim is to develop transparent and comparable international accounting systems.

International Financial Reporting Standards (IFRS) The IFRS include the present International Accounting Standards (→ IAS) and the interpretations of the Standing Interpretations Committee as well as all standards and interpretations issued in future by the IASB (International Accounting Standards Board).

Issuer risk Losses of own-portfolio securities due to a deterioration in the credit standing of or default on the part of an issuer.

Lending risk Risk that a business partner will not fulfil his contractual payment obligations. The lending risk includes → default, → country and settlement risks.

Market risk Results from uncertainty surrounding changes in market prices and rates (including interest rates, share prices, exchange rates and commodity prices) and also from the correlations between them and their levels of volatility.

Market risk position The market risk position pursuant to Principle I includes foreign-currency, commodity and options risks as well trading-book risk positions such as risks relating to interest rates and share prices as well as → credit risks pertaining to the trading book.

MDAX Contains the securities of the 50 Prime Standard companies from traditional sectors ranking after the companies listed in the DAX index in terms of order-book sales and market capitalisation (midcaps). The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Medium term notes (MTN's) Debenture programme for the issue of unsecured debt instruments at different times. Volume, currency and term (one to ten years) can be adapted according to funding requirements.

Mortgage-backed securities (MBS) Securitisation of mortgage loans for precise control and reduction of lending risks.
MBS are securities whose interest and redemption payments are linked to the payment performance of a pool of loans secured by real estate liens.

Net income value For rented investment properties, the net income value represents the basis for determining the lending value. It describes the economic value of the property and is calculated from the capitalised annual net earnings (income from rents after deducting management costs) attainable in the long term.

Operational risk The risk of direct or indirect losses resulting from the inappropriateness or failure of human beings, technical systems, internal procedures or external events (definition pursuant to Basel II).
Operational risks are not usually entered into consciously; such risks are not subject to diversification and are difficult to narrow down.
Examples: human error, faulty management processes, criminal actions, fraud, natural disasters (fire etc.), technical failures, departure of key employees.

Option An option grants the purchaser the right to purchase (= purchase option or call) or sell (= put option or put) a specific quantity of the item underlying the option (e.g. a security or currency) from or to a contracting partner (option writer) at a price determined when the contract is concluded (= strike). The option can be exercised either on a date specified in advance or during a period specified in advance; the purchaser pays an option premium for this right.

Participation certificate Certification of participatory rights issued by companies of all legal forms and admitted to official (stock-exchange) trading. Under certain circumstances, participatory certificates may be allocated to liable equity capital.

PRIME BANKS The Prime All Share Index is subdivided into 18 industry indices that serve to differentiate between the Prime Standard companies. Before a company is allocated to a specific industry index it is allocated to one of the 62 industry groups.

Rating Risk rating of a debtor (internal) and/or assessment of the credit standing of an issuer and its debt instruments by specialised agencies (external).

Real-estate investment banking Structured financing, consulting services for investors including even the structuring of finance transactions, i.e. their classification into different forms of financing.
Also referred to as: "real estate structured finance".

Relationship banking Provision of services and advice to customers throughout a particular region by means of standardised products; the classic approach in company and private-client business.

Repo transaction Short-term money market deal secured through securities.

Return on equity Ratio showing the relationship between the net income for the year, or a pre-tax performance measure (e.g. pre-tax profit), and average equity capital; indicates the return on the capital put to work by the company or its owners.

Risk assets To be able to map the assets-book → credit risks resulting from the differing credit standings of issuers and/or business partners in accordance with regulatory requirements, balance-sheet assets, off-balance-sheet transactions (e.g. warranties and guarantees for balance-sheet assets) as well as → forward transactions, → swaps and → option rights are weighted with respect to risk using rate-weighting factors that depend on the rating category of the issuers and/or business partners. Under Principle I, these risk-weighted assets must be backed by 8% liable equity capital.

Risk control Risk Control is responsible for implementing the risk policy prescribed by the Executive Board, for the neutral monitoring of lending, market and operational risks, as well as for analysing and reporting on the current and future risk situation.
Risk Control is also responsible for specifying measurement and evaluation methods as well as for subsequently carrying out measurements and evaluations of risk and risk results and/or limit controls.

Risk management The taking of business decisions at operational level, portfolio management and/or optimisation of risks in the widest sense of the word on the basis of risk/reward factors (e.g. assignment of lines for credit risks, credit derivatives, etc.) within the strategic framework defined by the Executive Board and in accordance with the authorisations issued by the Executive Board bestowing direct responsibility for risks and results.

Risk shelter Obligation of HypoVereinsbank vis-à-vis Hypo Real Estate Bank to cover lending risks in the latter's loan portfolio.
Net losses for the years 2003 and 2004 will be paid up to a maximum total of € 590 million, provided such losses resulted from specific charges formed for bad and doubtful debts.

SDAX The select index for 50 smaller companies, referred to as smallcaps, ranking after the securities contained in the MDAX index in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Secondary risk Risk that any losses in rental income on the part of the borrower may jeopardise the capacity to meet interest payments.

Securitisation Securities-based collateralisation and/or conversion of loans (e.g. through bonds) to procure funds. The prime aim is to make the loans tradable on organised investment markets (e.g. stock exchanges). The supplier of capital (= creditor) and therefore the purchaser of the securitised loan assumes the risk of fluctuations in market prices and of loan losses; the borrower (= debtor) must provide regular public proof of his credit standing by means of regular reporting and/or of the highest possible rating by a rating agency.

Segment reporting Breakdown of the total consolidated values by individual segments, e.g. by areas of activity (divisions) or geographical characteristics (regions); this enables conclusions to be drawn regarding performance in individual segments and their contribution to the consolidated result.

Self-assessments Self-assessment is a process whereby the operational risks and the measures taken to minimise risks are regularly identified and evaluated by procedure officers, i.e. by those individuals who are best able to assess the strengths and weaknesses of procedures.
In addition to identifying and evaluating risks, self-assessment also provides the basis for drawing up an action plan to open up opportunities for improvement, as well as for the development of risk awareness at all levels within the Bank.

Standard risk costs Average risk costs and/or valuation adjustments due to loan losses that are expected within a given year.

Swap In principle, an exchange of payment flows: an exchange of fixed and variable interest-payment flows in the same currency (= interest rate swap) and/or exchange of payment flows in different currencies (= currency swap).

TECDAX Maps the performance of the 30 largest Prime Standard technology companies ranking after the companies contained in the DAX index in terms of orderbook sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

TIER 1 ratio This ratio is also referred to as the BIS core capital ratio and represents the ratio of a company's risk assets determined in accordance with the provisions of the Bank for International Settlements (BIS) plus its market risk positions to its core capital (see also BIS equity funds).

Total return swap Swap between the assignee and the guarantor with respect to the income from and changes in valuation of the underlying financial instruments. In addition to the lending risk, the guarantor also assumes the price risk resulting from the underlying financial instrument, in return for a corresponding interest payment.

Trading book Banking regulatory term for positions in financial instruments, interests and tradable loans that are held by a financial institute for the purpose of short-term resale, benefiting from price and interest rate fluctuations. This also includes transactions that are closely related to trading-book positions (e.g. for hedging purposes). Risk-carrying positions that do not belong in the trading book are assigned to the → assets book.

Transaction banking Range of complex financial services offered in connection with each individual financing transaction.

Treasury Division pooling the areas of refinancing and liquidity control, asset/liability management, fixed-income and own-account trading.

Vacancy rate Average percentage of all real estate space that is not used or rented out.

Value at risk Method for quantifying risk; measures the potential future losses that with a certain degree of probability will not be exceeded within a specified period of time.

Structure of Hypo Real Estate Group since 1 January 2006


Hypo Real Estate Holding AG
Munich
Hypo Real Estate Bank International AG
Stuttgart
Hypo Public Finance Bank
Dublin
Hypo Real Estate Bank AG
Munich

Ratings of Hypo Real Estate Group since 1 January 2006

Ratings

as of 25.1.2006	Moody's long-term | short-term | outlook	S&P long-term | short-term | outlook	Fitch Ratings long-term | short-term | outlook
Hypo Real Estate Bank International AG	A2 | P-1 | Stable	A– | A-2 | Stable	—
Hypo Public Finance Bank	A2 | P-1 | Stable	A– | A-2 | Stable	—
Hypo Real Estate Bank AG	A3 | P-2 | Stable	BBB+ | A-2 | Stable	BBB+ | F-2 | Stable

Financial Calendar and Addresses

Financial Calendar 2006

29 March 2006	Publication of the results for the year 2005 Analysts' Press Conference
5 May 2006	Publication of the results for the first quarter of 2006
8 May 2006	Annual General Meeting
9 August 2006	Publication of the results for the second quarter of 2006
8 November 2006	Publication of the results for the third quarter of 2006

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Public Finance Bank

3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
info@hpfb.com
www.hpfb.com

Hypo Real Estate Bank International AG

Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49 (0) 711 2096-0
Fax +49 (0) 711 2096-304
info@hypointernational.com
marketing@hypointernational.com
www.hypointernational.com

Hypo Real Estate Bank AG (Germany)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49 (0) 89 2880-0
Fax +49 (0) 89 2880-12100
info@hyporealestate.de
www.hyporealestate.de

Future-oriented Statements, Internet Service and Imprint

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Internet Service

Visit us at the world wide web:
www.hyporealestate.com
Go to Investor Relations and find information on Hypo Real Estate Holding's share, external ratings of our Group companies, facts and figures. You can also find our annual and interim reports on our website, you can download it, use it interactively or order a print version online.

Imprint

Publisher
Hypo Real Estate Holding AG, Munich
(Copyright 2006)

Concept, Design und Realisation
KMS Team GmbH, Munich

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49 (0)89 203007-0
Fax +49 (0)89 203007-772
www.hyporealestate.com


Hypo Real Estate
HOLDING



Annual Report 2005

Content

Financial Review of Hypo Real Estate Holding AG for the business year 2005

The requirements applicable to the financial review have been expanded by the Gesetz zur Einführung internationaler Rechnungslegungsstandards und zur Sicherung der Qualität der Abschlussprüfung (Bilanzrechtsreformgesetz – Law concerning the Introduction of International Accounting Standards and for assuring the Quality of auditing Financial Statements). The Deutsche Rechnungslegungs Standard (German accounting standard) No. 15 (DRS 15) sets out in detail the requirements applicable to financial reviews. The new regulations of the German Commercial Code (HGB) and of DRS 15 are initially applicable to the financial year commencing after 31 December 2004.

In order to comply with the requirements of the Bilanzrechtsreformgesetz and DRS 15, and also to enhance overall transparency, the Hypo Real Estate Holding AG has therefore changed the structure of the financial review compared with the annual report for 2004, and has considerably extended its scope.

Macro-economic conditions

In 2005, the world economy expanded as it had done in previous years. The economies of the US, China and particularly in Japan picked up considerable speed yet again, deepening the imbalances in global economic financing. The US's twin deficit in both the balance of trade and the government budget are still being financed by Asian economies' surpluses and by petrodollars which are seeking investment opportunities. A novel factor compared with last year is Europe's strengthening economy; this has become evident in the financial markets, but has not yet had a sufficient impact to improve employment.

This robust nature of the world economy is all the more surprising in that oil prices saw a record increase in 2005, resulting in an albeit moderate increase in inflation in the industrialised nations. Central banks felt compelled to initiate or continue a world-wide cycle of rate hikes, putting an end to central bank rates' all-time lows. Capital market rates, however, hardly responsed to this approach, and remained low. Real interest rates declined throughout the world accordingly declined, and rate structure curves flattened out.

Economic growth in Europe has not yet reached the momentum seen in other regions of the world, but it has taken hold and, more importantly, it has been accompanied by much better sentiment indicators in the economy, particularly towards the end of the year. Corporate earnings have improved appreciably, although wage incomes have not benefited correspondingly. The fact that consumer demand is still unsatisfactory in Europe acted as a brake on any more significant improvement in the economy including the labour market.

In Germany, economic recovery was initially more cautious. In addition to the export growth which is typical for Germany, and a state deficit which was not consistent with the treaty of Maastricht, there were finally signs of more investment, indicating the start of an upswing. The domestic economy was also boosted by the weaker Euro and share prices boomed. Gross domestic product rose by 0.9% (2004: 1.6%). The number of persons employed has also increased, although mainly as a result of job creation measures by the former federal government. On average, 4.9 million persons (11.6%) were unemployed in 2005.

Economic figures Federal Republic of Germany

as of 22./28.2.2006		Q1 2005	Q2 2005	Q3 2005	Q4 2005
Gross domestic product	in € billion	557.5	558.8	561.5	563.8
Labour force population	in million	38.8	38.8	38.8	38.8
Unemployed	in million	4.9	4.9	4.9	4.7

Source: Deutsche Bundesbank; seasonally adjusted economic figures

Company-specific conditions

Organisational and legal structure of the Group

Hypo Real Estate Holding AG, based in Munich, conducts strategic governance and sets out business policy for the entire Hypo Real Estate Group. In addition, it secures access to capital markets.

As a governing holding company, it leads three banks with legally and operationally separate businesses which are, however, geared to business goals coordinated within the Group.

In the year under review, the subsidiaries were responsible for three precisely defined business segments:

- Hypo Real Estate Bank International, based in Dublin, is responsible for commercial structured real estate financing business in all international markets. Furthermore it oversees the business segment capital markets and provides asset management services amongst others.
- The main business of Württembergische Hypothekenbank, Stuttgart, is Pfandbrief-based commercial real estate financing in all international markets.
- Hypo Real Estate Bank AG, Munich, engages in commercial real estate financing in the German market.

The business segments were reshuffled as part of restructuring effective 1 January 2006. In preparing for this restructuring, changes in the management structure of the Hypo Real Estate AG were effected.

Thus Hypo Real Estate Holding AG's Management Board has accordingly been expanded as of 1 December 2005, Stephan Bub was appointed to the Management Board of Hypo Real Estate Holding AG, where he is responsible for Public Finance and Capital Markets activities.

The concept used by Hypo Real Estate Holding AG as the parent company for managing the Hypo Real Estate Group aims to enhance the value of the Hypo Real Estate Group. The value of the Group increases when return on equity of a control unit exceeds the capital costs, currently the group-wide average is at approx. 7.5%. The business segments constitute the control units.

Sustainability

Responsibility, integrity professionality – the Hypo Real Estate Group's business principles apply to all companies in the Group, and are a major factor in the success of our business. Transparent structures, clearly communicated corporate objectives and consistent implementation of such objectives result in sustained benefit for customers and investors.

In addition to the professional way in which economic factors are incorporated in entrepreneurial decisions, the sustained success of the company is also determined by the incorporation of non-financial performance indicators.

The protection of natural resources is a major basis of sustainable economic growth and social prosperity. In the Hypo Real Estate Group, care is taken to ensure that corporate activity contributes to an environment which is worth living in and preserves it. Specific objectives in this field have already been implemented by segments of the Group, for instance dedicated co-operation with manufacturers and suppliers which meet defined environmental protection requirements and which are correspondingly certified. The aim is to reduce strain on the environment by means of sensible and economically viable measures. The Hypo Real Estate Group has already considered some of the possible measures. For instance, it will promote reducing consumption of paper and will encourage greater use of paper-saving structures that reduce the amount of paper which is used. In addition, co-operation with environmentally certified service providers and the use of modern energy-saving equipment will be enhanced and made part of a systematic approach. All of these efforts of the Hypo Real Estate Holding AG have been recognised, as is evidenced by its inclusion in the major sustainability indices, such as the FTSE 4 Good and the Dow Jones Sustainability Index.

Development in earnings

The development in earnings of Hypo Real Estate Holding AG, as a finance holding company, is crucially influenced by the expenses relating to its business operation and the income from investments.

Hypo Real Estate Holding AG achieved an annual net income of € 481,442 thousands in the 2005 financial year, which was clearly marked by the first profit distributions by both affiliated companies, i. e. Hypo Real Estate Bank International, in an amount of € 205,000 thousands, and Hypo Real Estate Bank AG, in an amount of € 265,383 thousands. This result is significantly better than the € 17,046 thousands achieved in the previous year.

Other operating income includes a book profit of €47,677 thousands, which represents a material individual item and is resulting from group-internal measures.

The income from investments amounted to a total of € 470,383 thousands in 2005. € 205,000 thousands thereof were attributable to profits paid by Hypo Real Estate Bank International. The amount paid represents the distributable retained earnings from 2004, amounting to € 82,000 thousands, and the disposable profit at 30 September 2005, amounting to € 123,000 thousands, increased by the release of the portfolio-based allowances, amounting to € 66 thousands. Hypo Real Estate Bank AG's dividend, amounting to € 265,383 thousands, will be paid from the company's profit available for distribution, which contains of the release of free additional paid-in capital amounting to € 212,000 thousands, in addition to the net income according to German Commercial Code (HGB).

Relating to the profit-and-loss transfer agreement with the Württembergische Hypothekenbank AG earnings of € 68,882 thousands have been recorded. After balancing this against a profit grant of € 53,000 thousands, earnings are € 15,882 thousands.

The total income resulting from the investment holdings in the three operational companies amounted to € 520,942 thousands. This figure was cut by payments of € 66,000 thousands into the current profit and loss account by subsidiaries, in connection with the release of and addition to portfolio-based allowances within the context of the transfer of business activities between the subsidiaries.

The income from investments is opposed by current expenses in connection with the steering and administration of investments.

Personnel expenses for the financial year amounted to € 13,360 thousands, compared with € 10,193 thousands in the previous year. The increase in personnel expenses on the one hand is caused by the fact that certain functions, which occurred repeatedly in the group, have been summarized in the company as a group function, and the number of employees has thereby increased. On the other hand, two of the Management Board members in the operating companies have resigned, in order to cater for the increased demand in steering of the finance holding, and also due to the inclusion in the DAX.

Depreciation on intangible fixed assets and property, plant and equipment amounted to € 504 thousands, compared with € 476 thousands in the previous year and essentially involves depreciation on property, plant and equipment as well as software licences.

Other operating expenses amounted to € 10,799 thousands (compared with € 10,817 thousands in the previous year), but were adjusted by a payment of € 13,000 thousands into the profit and loss account of a subsidiary. Included in the amount of € 10,799 thousands are the expenses incurred for insurance, contributions and deductions, as well as expenses incurred for consultancy and auditing services.

The balance of income from loans to affiliated companies, other interest and similar income and interest, and similar expenses amounts to € –7,083 thousands, and thus constitutes an expense. The income from loans to affiliated companies amounted to € 4,785 thousands, and relates to the loan of € 200,000 thousands to Hypo

Real Estate Bank International, and which was repaid during the financial year. Other interest and similar income amounting to € 1,155 thousands resulted from overnight money time deposits. Interest and similar expenses essentially resulted from the interest expense for participating rights of € 6,725 thousands, and from interest expense resulting from the promissory note bond of € 6,077 thousands.

Consequently, current expenses amounted to a total of € 31,746 thousands. These are opposed by other operating income of € 4,192 thousands, essentially resulting from further settlements.

The result of ordinary activities thus amounted to € 493,388 thousands, and is composed of the income from investments amounting to € 520,942 thousands, and the balance of current operating income and expenses, which amounts to € 27,554 thousands.

Extraordinary expenses amounted to € 3,450 thousands and represent expenses and additions to provisions in connection with consultancy expenses for the restructuring of the Group.

The taxes on income amounted to € 8,496 thousands. This amount essentially results from the rule concerning minimum taxation of taxable income, which has been in existence since 1 January 2004.

Development in assets and the financial position

Total assets of Hypo Real Estate Holding AG amounted to € 4,780,668 thousands on 31 December 2005 and thus increased by € 638,681 thousands, compared with the previous year.

The book value of the intangible assets increased by € 173 thousands to € 828 thousands. The plant and operating equipment have been capitalised with an amount of € 989 thousands, compared with € 653 thousands in the previous year.

Shares in affiliated companies have increased by € 493,487 thousands in the financial year. € 339,000 thousands thereof are attributable to newly subscribed shares in Hypo Real Estate Bank International, € 106,810 thousands to acquired shares and capital payments to the Württembergische Hypothekenbank AG, and an € 47,677 thousands increase in the book value of Hypo Real Estate Bank AG. Loans to affiliated companies were fully repaid in the financial year.

Accounts receivable from affiliated companies increased by € 274,206 thousands to € 334,623 thousands. This is basically relating to the in-phase receipt of a dividend from Hypo Real Estate Bank AG, amounting to € 265,383 thousands. A further part is attributable to the claim of € 68,882 thousands, arising from the profit-and-loss transfer agreement with the Württembergische Hypothekenbank AG, which has increased by € 11,879 thousands.

Total liabilities amounted to € 418,790 thousands, compared with € 225,423 thousands in the previous year. The increase of € 193,367 thousands resulted from an Group internal measure, leading to a short-term liability amounting to € 199,750 thousands.

The provisions amounted to € 18,905 thousands on the reference date and increased by € 2,399 thousands compared to the previous year. This increase resulted from the addition to provisions for pensions, amounting to € 582 thousands, and higher bonus accruals.

The equity stated is € 4,342,973 thousands on 31 December 2005. The participating capital contained therein is € 97,124 thousands. The equity of the company adjusted by the participating capital, amounting to € 4,245,849 thousands, also contains the profit available for distribution of € 248,253 thousands, apart from the addition to retained earnings of € 240,000 thousands. On 8 May 2006 it will be proposed to the shareholders' meeting out of the profit available for distribution, a dividend of € 1.00 per share, be paid. From the amount remaining, after payment of the dividend of € 134,072 thousands, a further € 113,500 thousands shall be allocated to retained earnings to strenghten the capital basis of the group. The remaining amount of € 681 thousands shall be carried forward to the next accounts.

Events after 31 December 2005

In the beginning of 2005 the reorganisation of Hypo Real Estate Group came into effect. The international real estate financing business was pooled under the umbrella of Württembergische Hypothekenbank. The entire international real estate financing portfolio of Hypo Real Estate Bank International, Dublin, was transferred to Württembergische Hypothekenbank AG, which was then renamed Hypo Real Estate Bank International AG. The German financing arrangements of Württembergische Hypothekenbank AG were transferred to Hypo Real Estate Bank AG in Munich. The former Hypo Real Estate Bank International was transferred to Württembergische Hypothekenbank and now continues to operate Capital Markets from Dublin as Hypo Public Finance Bank, and was extended to include Public Sector Finance, which focuses on infrastructure and local authority project financing.

The shares of Hypo Real Estate Holding AG were delisted from the Vienna stock exchange (Standard Market Continuous) on 31 January 2006. The shares are still traded on the stock exchange in Frankfurt am Main (Prime Standard).

The proposal for paying a dividend of € 1.00 per share and for allocating € 113,500 thousand to other retained earnings will be submitted to the shareholders' meeting of Hypo Real Estate Holding AG on 8 May 2006.

Flexibility and innovation are key features of the Hypo Real Estate Group. In 2005, the Group took advantage of the opportunity provided by the newly created German Pfandbrief Law to pool its national and international commercial real estate financing business from Germany in only two entities. The increased utilisation of the refinancing benefits offered by the Pfandbrief as well as the improved transparency and efficiency are strengthening the position of the Group in a competitive environment which is constantly becoming more intense. The expansion of international capital market activities as well as low-risk public finance business in Europe and other OECD countries in an entity from Dublin will further expand the basis of business and diversify the risk profile of the Group. This restructuring of the Hypo Real Estate Group and the ambitious growth targets on existing and new markets with innovative structured products will involve attractive opportunities, as well as a demanding challenge for managing the Group's activities.

Risk-oriented Group Management

Overview

The Hypo Real Estate Group has set itself the aim of becoming a leading global real estate financier with a strong base in public finance and capital markets business. The overriding objective is to add value for all stakeholders and shareholders of the Group as part of the overall business strategy. The overriding Group strategy will be used for establishing the sub-strategies on the basis of the individual strengths of the banks. The management concept of the Group specifies target yields for the capital allocated to the banks, and defines specific yield requirements with due consideration being given to the current and desired risk profile.

Comprehensive risk identification as well as treatment of risk which is uniform and equivalent throughout the Group, are a major part of successful business management.

The Group-wide system comprising risk identification, measurement, limitation, controlling and management for the major risks of the Hypo Real Estate Group described in greater detail in the following will therefore be adjusted to take account of changes in the business and risk strategy, and the methodology will be constantly fine tuned, also with a view to new regulatory requirements.

- Risk identification involves permanently and systematically analysing what internal or external factors may constitute a potential risk for transactions or business positions of the Group. The annual risk inventory is one way of identifying previously unrecognised risks; another way is to implement a detailed and Group-wide new-product process.
- Risk measurement uses various quantitative and qualitative methods to assess the expected as well as the potentially unexpected negative impact of the identified risk factors on the bank's earnings situation.
- Risk limitations restrict the amount of risk involved under the main risk types for the Group; quantitative limitations are imposed by means of limits, and qualitative limitations are imposed by way of policies.
- In risk controlling the risk limits are monitored and regularly reported to the Management Board. The regular comparison of aggregate overall bank risk with the risk bearing capability of the Group, also under stress scenarios, guarantees compliance with the defined risk tolerance of the Group, and ensures that any potential risk to the continued existence of the Group as a going concern is identified on a timely basis.
- Risk management manages the risks taken on at the portfolio level, as through diversification, sale or insurance; at the level of individual transactions, risk management manages the risks taken on by way of procedure guidelines and processes.

Responsibilities and duties

Responsibility for conscious handling of risks has been spread over four divisions within the Group. In the holding company, the relevant divisions are responsible for uniform risk identification, measurement and limitation throughout the Group in close co-operation with the banks, and are also responsible for risk management at the portfolio level. This also includes the task of developing consistent risk policies and defining process standards.

The Group-wide committees, which meet regularly, assume overall responsibility for the adoption of resolutions relating to risk policy conditions for the entities. These include policies and risk limits as well as methods for risk measurement. The committees are also responsible for making recommendations to the banks with regard to risk positioning. The following are further specific duties:

- Group Asset-Liability Committee (ALCO): Asset/liability management across the Group; setting of limits for market and liquidity risks and defining the funding strategy of the Group.
- Credit Portfolio Committee (KPA): Defining the target structure of the Group's credit portfolio based on the Group credit risk position, optimising the risk-return situation and decision-making regarding credit risk management.
- Operational Risk Committee (ORC): Exchanging of information within the Group and ensuring uniform measurement and management of operational risks. Transparency relating to the Group's risks situation enables Group-wide measures to be taken in order to limit and avoid risk.

Organisation of the committees is the responsibility (at Group level) of Group Risk Control (GRC) and Group Credit Risk management (GCR) in conjunction with the corresponding risk controlling and management entities in the banks.

Group Risk Control is responsible for ensuring uniform specifications for identifying and measuring those risk types which are defined as vital. Aggregate metrics at Group level, results of the comparison with the risk bearing capability, adjustments in method as well as risk-restricting limits and utilisation of these limits are regularly reported to the Holding Management Board as well as the committees.

Group Credit Risk Management analyses the credit portfolio of the Group on the basis of various risk-relevant aspects, such as sectors, customer groups, property structures for the Holding Management Board, the Supervisory Board and also as a decision-making basis for the credit portfolio committee, and proposes suitable measures.

Senior Risk Management reviews new credit decisions by the individual banks in the Group on an independent basis, implementing the risk policy of the Group and making recommendations to the Holding Management Board to provide a basis for the definitive decisions.

The Group Legal Department advises the holding's Management Board as well as the holding entities, tracks developments in the judiciary with a view to limit legal risk, and provides guidance to the Group companies at the request of their Management Boards in fundamental matters as well as in general legal matters and transaction-related processes.

As an independent monitoring body, Group Internal Audit regularly reviews the adequacy and effectiveness of risk-oriented Group management, and reports on the results directly to the Holding Management Board.

As part of the so-called exposure process, the Credit Committees of the Supervisory Boards of the banks, which also comprise members of the Holding Management Board, advise on exposures in excess of a certain size, in order to limit risk concentrations in the Group.

The entire system, the organisational framework as well as the processes are documented on an aggregate basis in the risk manual of Hypo Real Estate Holding; on a detailed basis, and particularly at the process level, they are documented in the risk manuals and process documentation of the banks.

Regulatory developments and preparations on the part of the Hypo Real Estate Group

Basel II A paradigm change in bank regulation has resulted from the introduction of Basel II. Not only are regulatory capital requirements now more risk-sensitive; in future, there will also be greater focus on qualitative regulatory elements, which are manifested in the second pillar of the Basel II concept.

The new set of rules has been completed at the level of the Basel II bank regulation committee. In the EU, the legislation process for implementing Basel II was completed once the Capital Requirements Directive (CRD) was adopted in the European Parliament. At the national level, the specifications of the CRD will be incorporated in a new Solvency Ordinance (SolvV), which will replace principle I, as well as by changes in the Kreditwesengesetz (KWG – German Banking Law) and the Groß- und Millionenkreditverordnung (GroMiKV – Ordinance Governing Large Loans and Loans in Excess of One Million). Following a phase of consultation, the resolution is expected to be adopted in the first half of 2006.

The Committee of European Banking Supervisors (CEBS) has prepared an implementation and audit guideline for the requirements from the first pillar of the Basel II concept with the aim of ensuring that the approval criteria for the capital-saving advanced approaches for credit risks and operational risk for all European banks are as uniform as possible.

Pillar II of the Basel rules is covered by an abstract general adjustment of section 25a KWG. The minimum requirements for risk management (MaRisk) have been drawn up which specify the contents. As part of the institutional process of exchanging information with the bank associations, this has resulted in a flexible set of rules based on practical considerations, which was put into force in December 2005 by the BaFin and which incorporates the minimum requirements heretofore set out for lending (MaK), trading activities (MaH) as well as internal audit (MaIR). The additional requirements, which are more qualitative in nature, with the aim of providing the regulatory authority with an overall picture of the risk position, risk management and risk bearing capability, will not have to be satisfied before the new capital backing rules are implemented, and not before 1 January 2007.

The Hypo Real Estate Group has been preparing its methods and processes intensively to meet the new requirements for the past two years in a Group-wide project "Basel II". The methodology, technical and process costs for complying with the new requirements are tremendous, and no definitive assessment can yet be made of such costs as long as the implementation and audit guideline of the CEBS is still in the consultation phase.

Pfandbrief Law The new Pfandbrief Law, enacted in July of 2005, comprises many new elements, including:

- The abolition of the special bank principle, so that under certain conditions all banks are now able to be granted a licence by the BaFin for conducting Pfandbrief business;
- The expansion of the group of mortgage loans eligible for cover to the USA, Canada and Japan as well as quality assurance regulations, such as
  - The expansion of the extent and frequency of the publication requirement and
  - Evidence of a professional risk management system.

The Hypo Real Estate Group meets the requirements of the new Pfandbrief Law for risk management and has, as is described in more detail in the chapter "New Corporate Structure since 1 January 2006", already begun to adapt to the new circumstances.

Total bank risk and risk bearing capability

Once the minimum requirements for risk management (MaRisk) are completely introduced, financial groups, from 2007 onwards, will have to carry out a risk bearing capability analysis which is commensurate with the risk profile and the complexity of their business, the so-called ICAAP (Internal Capital Adequacy Assessment Process). In this process, the entire risk determined for the enterprise is compared with the resources available for financial cover, and various scenarios are examined to establish whether the Group is adequately capitalised and whether the risks which have been taken on are not excessive. This analysis is to be carried out on a regular basis, needs to be a component of the management and decision-making process of the bank, comprise all major risks and take account of planning as well as stress scenarios. The Hypo Real Estate Group introduced the analysis at the Group and entity level on a six-monthly basis at the end of 2004, and developed the analysis further in 2005.

The definition of a level of risk tolerance by the Holding Management Board is a major part of the risk-bearing capability analysis. This definition specifies the components and amount of capital which are to be available for covering risks. These are mainly parts of shareholders' equity as well as the expected net profit before taxes.

The total bank risk is the aggregate of the main individual risks described in the following chapters, with due consideration being given to correlation effects. Where possible and meaningful, the individual risks are established using a statistical method, usually a "value-at-risk", quantifying potential unexpected loses within a specific period in Euro.

The aim of the risk-bearing capability analysis chosen for the Hypo Real Estate Group is to simulate whether there will still be sufficient capital available for continuing the bank's operations even after the extremely unlikely occurrence of all risks and their financial coverage (going concern approach).

Presentation of the principles of the risk bearing capability analysis

Risk cover fund „RDM"
Risk bearing capability
"Free risk cover funds RDM"
Core capital
Profit sharing rights outstanding
budgeted net income before taxes
Group risk position
Risk buffer
Minimum capital backing = "reserved risk cover funds RDM"

The Group as well as the individual banks currently enjoy a comfortable risk cover buffer at present, even on the basis of this very conservative risk-bearing capability analysis. At the Group level, this amounted to € 0.9 billion as of September 2005 for a statistical confidence level of 99%; the corresponding figure for a statistical confidence level of 99.9% was still € 0.5 billion.

In further stages, the degree of risk cover is assessed on the basis of stress scenarios focussing on creditor protection, whereby all shareholders' equity is made available for covering risk. Under this assumption, the proposed stress scenarios of the Bundesbank were assessed; also, the Group's own scenarios such as a higher confidence level and/or changed correlation assumptions between the risk types were assessed as well. In addition to the current risk structure, business planning as well as potential risk changes are also assessed in the risk-bearing capability analysis in order to establish their consistency with the Group's defined risk tolerance.

Risk measurement, control and management of major risk types in the Hypo Real Estate Group

The risk profile of the Hypo Real Estate Group is very much characterised by credit risk in line with the business model. The intensive analysis, identification, management and monitoring of this risk type is reflected in the organisation structure and the committees of the Group.

Market risk and liquidity risk are becoming more significant with the planned expansion of capital market business. Operational risk, strategic risk and – in particular – since the Hypo Real Estate Group was included in the DAX-30 index – reputation risks are further major risks which frequently have to be taken on and which have to be intensively managed and monitored.

Credit risks

Credit risks can be broken down into loan default risk, counterparty risk, issuer risk and country risk. They define the potential loss of value which may occur as a result of the default or rating downgrading of customers in lending business, issuers of promissory notes and debt securities as well as counterparties in money market, securities and derivative transactions, respectively.

In the field of real estate financing business, the credit risk comprises not only the pure rating risk but also the collateral risk. The latter is attributable to potential losses of value of collateral due to reasons related to the financed properties and/or the market environment. For professional management of this risk, the lending policy in the entire Group is based on the following core principles:

- Thorough and careful credit analyses of each individual transaction,
- Determining the extent to which forecast cash flows are able to cover capital servicing (specifically under extreme market conditions such as sharply rising interest rates) as well as the current and sustainable value of collateral,
- Use of rating methods for determining the default probability of the borrower and use of early-warning systems,
- Use of Loss-Given-Default (LGD) measuring procedures for measuring future proceeds of any foreclosures which may become necessary if borrowers default,
- Permanent active observation of the real estate market and adjustment of the lending policy where necessary,
- Systematic diversification of the loan portfolio by way of active portfolio management,
- Ensuring that the loans can be resold or syndicated.

The quality of the valuation methods being used is constantly monitored by risk controlling; they meet Basel II requirements throughout the Group. The calibration of the rating scale for probabilities of default and the LGD measuring process for loss ratios is based on statistical analyses of historical defaults or losses in the portfolio.

The very different strategic focus of the three members of the Group has meant that it Group-wide credit principles with clear and uniform principles and financing principles need to be adopted in order to ensure a uniform perception of risk. The credit principles also require the banks to prepare external or internal reports for each individual property transaction and to carry out cash flow simulations and stress tests. By continuously monitoring the covenants, risks can be identified, assessed and managed at an early stage. These analyses relating to individual transactions are complemented by scenario observations at the portfolio level.

The Group uses best-practice approaches, such as the German requirements for credit business for credit institutions (MaK) and for risk management (MaRisk) by way of organisation measures and functional segregation of credit processes right through to Management Board level into market and back office.

In addition to the lending business, described above, the Hypo Real Estate Group is also actively involved in purchasing, structuring and onward placing of loans and financial instruments (securitisation) as a facility for return and risk optimising. Here again, the Group uses internal rating procedures which comply with the Basel II requirements for assessing ratings.

Counterparty risks are defined as possible losses of value affecting interest rate and foreign currency derivatives and forward transactions. Most of these transactions are carried out as hedge positions as part of asset/liability management. A value-at-risk approach based on a mark-to-market method is used for measuring the counterparty risk throughout the Group; this approach is based on potential future replacement costs. Counterparty risks with derivative, security and money market transactions exist with financial institutions, central banks and supranational institutions whose credit standing is above-average on the basis of the assessment of external rating agencies and also on the basis of internally used rating procedures. In order to reduce the derivative-related counterparty risk, the Hypo Real Estate Group normally uses framework agreements with its business partners which enable all contracts covered by the agreement to be pooled into a net receivable if the counterparty fails to meet his obligations (so-called close-out netting). In order to reduce risk further, security agreements are taken out which may result in the cancellation of transactions if the counterparty fails to comply with a request to provide securities. For the purposes of internal risk measurement, netting procedures and security netting are only used if they are considered to be legally enforceable for the particular jurisdiction and the specific counterparty.

The Hypo Real Estate Group defines the term country risk as the risk of possible transfer and conversion problems encountered with contract partners domiciled abroad. The credit risk is that a borrower who is normally able and willing to pay, is not able to meet his payment obligations if, as a result of government action, he is not able to secure foreign currency or to transfer assets to persons not resident in the territory. The location of the property securities is also important in this respect. Credit risk controlling monitoring of country risks on a permanent basis. Country risks are monitored by credit risk management on the basis of country limits. Depending on the results of the internal rating process, maximum limits are allocated to:
(1) Each individual country and
(2) Groups of countries in certain rating ranges.

These limits restrict the business activities. All country ratings and country limits are reviewed at least once every year by the credit portfolio committee. The internal risk assessments are also regularly compared with assessments by the main rating agencies. The following table sets out the distribution of the entire country risk of the Hypo Real Estate Group according to internal rating classes and according to regions as of 31.12.2005.


Country risk according to internal rating classes
as of 31.12.2005
Other [1]
0.41%
A+ to A–
1.21%
AA+ to AA–
13.21%
AAA
85.16%

[1] BBB+ to BBB–: 0.40%; BB+ to BB–: 0.01%; B+ or worse: 0.0%


Country risk according to regions
as of 31.12.2005
Other [1]
0.97%
North America, Japan and Australia
9.63%
Western Europe
89.41%

[1] Eastern Europe: 0.85%; Asia excl. Japan, Middle East: 0.09%; Latin America: 0.03%; Africa: 0.00%

Credit portfolio management is particularly important as part of credit risk management. The aim is to reduce the extent and volatility of credit risk costs in line with the overall business strategy of the Group and the Group's ability to bear risk by way of suitable portfolio measures, and to achieve diversification success in the Group measured against risk and earnings parameters.

The process of tracking this aim is supported by the following instruments:

- Continuous portfolio and real estate market analysis,
- Systematic increase or decrease of sub-portfolios in line with risk strategy through appropriate generation of new business or adjustment of conditions with risk-adequate margins,
- Risk transfer by way of partial portfolio sales, securitisation measures and syndications,
- Use of a credit portfolio model for establishing the probabilities and extent of potentially unexpected losses and
- Limiting sub-portfolios in relation to types of property, regions, customer groups, rating classes or maturities.

In the case of development financing arrangements, which imply a higher risk than investment financing arrangements as a result of the completion risk, the extent of the development portfolio is limited as follows:
(1) For specific countries (as a percentage of the country limit) and
(2) In relation to the overall portfolio.
The degree of risk of development financing correlates primarily to the sale and rental status of the financed property and the ability to cover current credit interest out of the cash flows which are received and the ISC (Interest Service Coverage) figure. Financing arrangements which are covered by risk-adjusted ranges of these criteria are limited by way of so-called speculative limits. Overall, the differentiated limitation of sub-portfolios guarantees a sound relationship between investment and development financing in the individual countries and in the overall portfolio.

A key element of successful activity in real estate financing is sound knowledge of the (real estate) markets and the implementation of such knowledge in business strategies as well as in credit and portfolio management processes. The Hypo Real Estate Group has established considerable know-how in the corresponding real estate markets and is conscious of the risk-relevant factors. Research results obtained on site are incorporated into the business activities and the minimum requirements for lending. For instance, more restrictive lending requirements are applicable for markets whose risk profile is critical (e. g. with regard to the input of equity, rental/sale covenance); a current example of this is the Hypo Real Estate Group's strict guidelines for activities in the US residential market.

The Group's primary target customers include business partners with professional operations in international real estate markets and who meet the stringent lending standards particularly also in new markets (for instance Russia and China). Extensive market and risk analyses are carried out ahead of the decision to follow the Group's customers into new markets.

Pre-calculation models, which enable risk-adequate margins to be established for new business or when conditions are adjusted, are used for implementing management right through to the signing of individual transactions. These models take account of covering refinancing costs, capital costs and general administrative expenses as well as potential credit risk costs of expected losses.

The credit portfolio committee is responsible for managing the continuous improvement of risk diversification of the real estate financing portfolio as markets evolve.

The following tables break down the real estate financing operations of the Hypo Real Estate Group in the amount of € 65.1 billion by property-specific and regional aspects. The information is based on the credit portfolio (incl. commitments, excl. pro-rata interest) as of 31 December 2005. Including state financing business, it amounted to € 123.2 billion.


Real estate credit portfolio according to property type
Residential
Office buildings
Retail
Logistics/warehousing
Hotels/leisure
Mixed use
Other
as of 31.12. in %
40
30
20
10
0
2004
2005


Real estate credit portfolio according to regions
Germany
Great Britain
US
France
Spain
Italy
The Netherlands
Scandinavia
Japan
Central and Eastern Europe
Other
as of 31.12. in %
60
45
30
15
0
2004
2005

All exposures are constantly monitored based on the risk management instruments described above. Early recognition of potential problem loans can be termed a fundamental principle of the credit risk culture. In addition, existing sub-performing or non-performing loans are intensively monitored and regularly analysed. Early warning systems have been installed in order to ensure that loans which may be exposed to an enhanced level of credit risk can be identified at an early stage. Affected exposures are placed on a "watch list" in order to ensure that they are the subject of greater attention. The following table presents the performance of real estate loans exposed to an increased level of risk – in relation to the overall real estate credit portfolio – over the past three years.

Real estate loans with an increased level of risk

as of 31.12. in %	2005	2004	2003
Watch list	1	2	3
Sub-performing	1	1	2
Non-performing	2	2	5

Market risk

Market risk is defined as the potential loss which may be incurred as a result of changes in prices on the financial markets. All lending business, all own issues, all securities held as investments and liquidity instruments as well as all derivative transactions are taken into consideration for this purpose at all banks in the Hypo Real Estate Group. This is also applicable for the positions held in the trading book in Dublin. Scheduling assumptions for equity funds, allowances and the effects of non-scheduled redemptions are also taken into consideration. The resultant market risks are mainly interest rate risks.

A distinction is made between general and special interest risks (spread risks). The former measure potential changes in the present value of positions in the event of shifts of the no-risk rate curve (swap curve). The measurement of spread risks, which is to be further fine-tuned in 2006, takes account of possible present value changes if changes arise in the credit standing premiums priced into securities and derivatives.

Currency risks are widely hedged at all banks in the Group, and are accordingly present only to a limited extent. In the field of equity, commodity and other price risks, only equity risks as well as alternative investments may be taken on, and only to a strictly limited extent.

The banks in the Hypo Real Estate Group use a uniform value-at-risk approach for daily quantification of the market risk. This approach determines a potential loss on the assumption that a position is held for ten days and also on the assumption of a confidence level of 99 %. The period of observation for historical data is

250 trading days. The value-at-risk is established daily by the bank's local risk controlling unit; it is aggregated by the holding company to form a total market risk at the Group level, and is then reported to management. Through this system, the Hypo Real Estate Group is at all times able to control consequences of potential market fluctuations, such as rate changes or currency fluctuations, in a timely and profitable manner. This active management is also reflected in daily fluctuations of value-at-risk for the general interest rate risk (excl. own funds books) in the Hypo Real Estate Group during the year. With an average value of less than € 20 million for 2005 (max. € 36 million; min. € 5 million), the general interest rate of the Group is at a very low level, whether compared internally or externally.


General interest rate risk 2005
in € million
40
30
20
10
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Daily computing, limitation and reporting of value-at-risk and the actual changes in present values which occur are complemented by regular back-testing and stress-testing. The quality of the method which is used is constantly reviewed and optimised by comparing the value-at-risk figures with the actual daily changes in present values. The statistical assumptions of our models have been confirmed. Whereas the value-at-risk measures the market risk under "normal" market fluctuations, the simulation of stress scenarios also measures the potential changes in present values under very extreme and unusual market movements, so that the continued existence of the company as a going concern can also be guaranteed at all times under these conditions. The measured market risk was also within the "normal limits" even under these conditions.

In the individual banks, market risk management is handled by a committee on the basis of the market risk position determined daily by risk controlling; this committee meets regularly and intensively considers the future development of the financial markets and market parameters. In addition, the Group Asset-Liability-Committee (ALCO) uses the market analyses as the basis for making a trend statement for further positionings within the Group. Implementation is again the responsibility of the individual banks within the framework of their risk limits defined by the holding company.

Thanks to Hypo Real Estate Bank International, Dublin's trade book approved in 2004 by the state regulatory authorities, the bank can also benefit to a greater extent from short-term market fluctuations. Resultant market risks are also subject to the strict risk management process detailed above, including daily risk measurement, limiting and reporting to Management.

Liquidity risk

The foremost goal of the process of managing liquidity risks is to ensure that every individual bank in the Hypo Real Estate Group is solvent at all times. In accordance with the internal limit system, probable payment inflows and outflows and possible liquidity-procuring measures, the so-called liquidity position, must be at least balanced at all times during the following five days. This position is determined daily, with due consideration being given to precautionary discounts ("haircuts"); it is monitored by Risk Controlling and reported to the Management Board.

A liquidity preview covering 90 days is prepared in order to identify any additional short-term re-financing needs at an early stage. This preview is used as the basis of active liquidity management. For controlling structural long-term liquidity, the banks in the Group use a capital schedule which is also broken down on the basis of individual product groups and thus also permits fine-

tuning by market segments. An annual funding plan is then prepared, with due consideration being given to planned new business; this funding plan is adopted and its implementation monitored. In doing so, the Hypo Real Estate Group closely follows the Basel recommendations for liquidity management.

Operational risk

In the Hypo Real Estate Group, operational risk is defined as unexpected losses caused by defective internal processes, human errors, technology failure or external events. This definition also includes legal risks. Strategic, reputation and general business risks are not included.

Operational risk, which – unlike market or credit risk – is not deliberately taken on, is inherent in every business transaction and is becoming increasingly important as the Group's international business becomes more and more complex. The aim of the Hypo Real Estate Group is therefore to encourage a pro-active approach to operational risk by way of an institute-wide risk culture so that measures designed to minimise risk or limit damage can be initiated at an early stage.

In 2005, the Hypo Real Estate Group continued to implement the group-wide framework which had been adopted for managing operational risk. Primarily, it is the relevant divisions of the bank who are responsible for identifying and managing their operational risk. The group-wide obligation for recording operational risk losses in a loss database as well as regular reporting of defined key risk indicators by the entities to local risk controlling, have noticeably increased risk sensitivity.

Group Risk Control reports every six months in the Operational Risk Committee, which comprises members of the Boards of Management of all entities, concerning internal losses resulting from operational risk cases, any unusual developments, including evaluations of key risk indicators as well as Operational Risk management measures which have been implemented. The relevance of potential risk sources for the Group can be assessed by means of a comparison with public domain loss data from operational risk, as well as through benchmarking the key risk indicators. The uniform risk inventory carried out at Management level throughout the Group every year provides additional information relating to possible, mostly operational, risks in connection with the current business strategy.

As a further development and addition to the above identification methods, the year 2006 will for the first time see the introduction of risk self-assessment, which focuses on the assessment of potential division-specific operational risk scenarios.

Legal risks, as an implicit part of operational risk, are particularly relevant for the international business model of the Hypo Real Estate Group. The following major risk categories can be distinguished for the Hypo Real Estate Group:

- Contract risk
- Legislation risk
- Judiciary risk
- Legal risk of the property to be financed and
- Resource risk

Contract risk is characterised by losses arising from unenforceable contract components due to errors in the drawing-up or documentation of the contract. Where possible, the Hypo Real Estate Group uses audited standard contracts both nationally and internationally. Individual contracts are drawn up by employees with legal training who are familiar with local contract law. A continuous review process for the contract specimens and clauses which are used ensures that the contracts are effective, adequate and enforceable.

Legislation risk is defined as the negative impact in the change of regulations on the continuation of certain business models.

By carefully observing legislation activity and via ist association activity, the Hypo Real Estate Group keeps its know-how and organisational structures up-to-date.

Judiciary risk is the risk that contracts which were originally correctly documented might become partially or entirely unenforceable following a change in court verdicts. In order to limit this risk, the Hypo Real Estate Group constantly monitors the development in court verdicts; Hypo Real Estate Group employees also maintain close contact with judges and judiciary experts.

The legal risks of the property to be financed include inadequate rental agreements or the absence of public sector approvals, which might have a negative impact on the value of the property to be financed. In order to avoid these risks, the Hypo Real Estate Group regularly carries out legal due diligence apart from financial due diligence before the contract is signed.

Resource risk defines the risk that internal or external legal consultancy skills are inadequate in terms of quality or quantity. This risk is limited by regular self-assessments by the legal department and by having only meticulously selected external consultants representing the Hypo Real Estate Group internationally.

The reorganisation of the Group, which commenced in 2005 with the merger of the technical, personnel and cultural real estate financing activities to form the new Hypo International Bank, of course involves a potentially high operational risk in the form of integration risks. Accordingly, a special integration project team was set up as part of the overall project; the purpose of this team is to recognise and manage risks promptly.

In addition, as part of the annual group-wide risk inventory process, additional risk factors which had been identified as part of previous restructuring processes were also assessed and evaluated.

With the measures for identifying and managing operational risk which have already been implemented and which are planned for the future, the Hypo Real Estate Group is well prepared to meet the requirements of Basel II, specified in the "Practical recommendations for management of operations risks" in line with the business model and extent of business.

Strategic and other risks

"The only reliable constant is change". In this respect, strategic risk means that changes in relation to markets relevant for business, the competitive situation as well as the extent and direction of the legal or regulatory environment are not recognised on a timely basis and have a negative impact on the long-term success of business. For this purpose, the genuine value drivers need to be known and the overriding strategic focus must be compatible with detailed business strategies for specification as well as the quality of implementation.

The Holding Management Board intensively observes the German as well as the international competitive environment. Conclusions for the strategic positioning of the Group are derived from changes and developments and the Management Board deals particularly with the question how opportunities of growth can be derived from that. For instance, in 2005, the Hypo Real Estate Group took advantage of benefits arising from the reform of the Pfandbrief Law to strengthen its competitiveness. Reputation risks are increasingly being perceived as one of the main risks for enterprise value. These risks may result for instance from business conduct, the response of customers of the Group or risks which have become significant or other risk types. Negative publicity – justified or unjustified – can have a significantly negative impact on enterprise value.

Fundamental principles have been adopted and internal departments have been entrusted with monitoring in order to limit risk. A code of conduct valid throughout the Group defines principles of fair play with regard to all interest groups. The compliance officers also monitor the compliance and control the adherence of legal and regulatory requirements, particularly with regard to money laundering and the insider trading regulations. The Holding Management Board assesses the extent to which the code is up-to-date and effective in the constantly changing world of business. Also the credit principles throughout the Group define ethical standards which preclude certain transactions or business partners.

Summary

Our declared intention is not to avoid risk, but to adopt a responsible policy for taking on and managing risks.

The Hypo Real Estate Group has a risk management system which has been tried and tested over many years, and which has been continuously improved upon. This system is responsible for the Group's extremely favourable risk and reward profile. In line with the guideline: "Quality ahead of quantity", the consistent focus on profitable transaction-oriented areas of operation, the analysis of individual transactions together with the analysis of international market developments and prospects, play a leading role in terms of regional and sectoral diversification of portfolio risks and compensation for market cycles.

Credit risks constitute the main risk in the commercial real estate financing business of the Hypo Real Estate Group. The form and the components of the risk management system reflect the major significance of this risk type.

In 2006, with the current restructuring of the Group, the Hypo Real Estate Group will reduce organisational complexity and will thus limit operating risks.

A further central task in 2006 will be to implement and apply the comprehensive Basel II regulations and to thoroughly prepare for the subsequent regulatory audit which is intended.

Macro-economic situation

The economic outlook for 2006 was revised upwards at the end of 2005. On average, gross domestic product is expected to rise between 1.5% and 2.0%, as opposed to the 1% rise which was expected early in 2005. Conditions for stronger global economic growth will continue to be in place in 2006. Growth in Asia is unabated, even if oil prices should rise further. Growth will probably also continue to be fuelled by the sharp increase in demand of the emerging countries which export raw materials, whereas the economy in the USA is expected to achieve a soft landing. In Europe, the young EU countries in particular will be the driving force behind growth as a result of their need to catch up with the other countries in the EU, which is still huge. The central banks will combat any signs of inflation expectations with rate hikes; however, thus they will not significantly hinder economic growth.

The global economy is still expected to achieve strong growth. Strong international demand thanks to a global economy which is still expanding strongly, falling oil prices, favourable financing conditions with low long-term interest rates as well as the incentive measures by the new Federal Government should encourage or initiate economic recovery and higher employment in Germany. For 2006, private consumption is expected to rise due to consumers bringing forward purchases in view of the increase in value-added tax announced for 2007. The impetus provided by monetary policy will be less significant in 2006; wage pressure which might develop and the measures designed to solve public sector finance problems might even rapidly put an end to any upswing.

Sector-specific situation

Slight signs of recovery on the German real estate market and the continuing consolidation in the German real estate financing sector provide grounds for moderate optimism for business prospects in 2006. There is expected to be an increase in large-volume demand for German real estate in 2006, particularly from abroad. In international real estate financing business, the focus will to an even greater extent move away from saturated markets in Europe and in the USA and concentrate on future growth markets in Asia, such as China, India and Korea, as well as special customer groups with specific product requirements, such as financing products consistent with Islam.

Company-specific situation

The forecasts used as the basis for the future performance of the Hypo Real Estate Group are based on the figures according to IFRS and are estimates which have been taken on the basis of all currently available information. If the assumptions used as the basis for the predictions fail to materialise, or if risks (as detailed in the risk report) occur to an extent which is not calculated, the actual results may differ from the currently expected results.

The development in earnings last year has fully confirmed the expectations of the Management Board. The planning for future years is based on the following assumptions:

- The macro-economic development is expected to be as described in the parts of the forecast report relating to the macro-economic and sector-specific situation.
- In addition, the planning is based on an inflation rate of 2.0%.
- The exchange rate of the Euro is expected to increase slightly against the US Dollar and the British pound.
- The planning process was carried out in the new Group structure, which will be applicable from 2006 onwards. A core capital ratio of 7.0% has been planned for the segments International Lending and German Lending, and 8.0% has been planned for Public Finance. A ratio of 10.0% has been assumed for the total capital for all segments.

Based on the above assumptions, the Management Board is predicting that consolidated net income before taxes (according to IFRS) in 2006 will increase by at least 20% compared with the previous figure of € 442 million adjusted by restructuring expenses.

For financial 2007, the Management Board is expecting a return on equity of 11 to 12% for the Group, consisting of a return on equity of 13% to 14% for the segment Hypo Real Estate International, 8% to 9% for the segment Hypo Real Estate Germany and 14% to 15% for the segment Hypo Public Finance.

The volume of new business and the development of the real estate financing portfolio will be major factors influencing the extent of consolidated profit and return on equity. The Management Board is assuming that new business in 2006 will repeat the level seen in 2005.

If it is not possible for new business on the market to be generated to the planned extent and if downsizing in the portfolio should be stronger than planned, there might be a negative impact on net interest income and thus on consolidated profit. Even in this case, the Hypo Real Estate Group will not ease its strict risk and yield criteria. On the other hand, new business in excess of budget, for instance resulting from the planned expansion into new markets, such as India, Singapore, South Korea or Australia, will constitute a considerable opportunity.

The further improved portfolio quality has resulted in a considerable decline in loan-loss provisions compared with last year. Because in general it is not possible to generate revenues in banking without taking on risks, it is not possible to preclude the possibility of a further increase in loan-loss provisions. The Hypo Real Estate Group counters this risk through risk-oriented Group Management. Risk measurement, risk control and risk management are described in detail in chapter Risk Report, see page 63.

The new Group structure, which is effective in 2006, is designed to enhance the bank's viability on the markets and reduce complexity in the Group. One of the benefits of the structure will be to enable the entire range of products and services to be offered to international customers from a single source. The new structure is perceived as an opportunity to continue the process of developing into one of the leading global real estate financiers with a strong focus in the fields of public finance and capital markets.

Movements in the exchange rate of the Euro against major international currencies should not have a major impact on the income statement, because open currency positions are generally closed directly for the current year. Accordingly, the Hypo Real Estate Group does not consider that this aspect provides a major opportunity or involves a major risk.

An improvement in the Ratings should be a considerable opportunity because it will probably result in lower funding costs. On the other hand, any deterioration in the Ratings, which we are not assuming, would have a negative impact.

Financial Statements of Hypo Real Estate Holding AG for financial year 2005

Balance Sheet as of 31 December 2005

Assets		
in €	31.12.2005	31.12.2004
Fixed assets		
Intangible assets		
Licenses and software	827,889.25	258,981.00
Advances paid on intangible assets	—	396,156.25
	827,889.25	655,137.25
Property, plant and equipment		
Operational and office equipment	989,495.38	652,845.76
Financial assets		
Shares in affiliated companies	4,366,566,410.55	3,873,079,938.25
Loans to affiliated companies	—	200,000,000.00
	4,366,566,410.55	4,073,079,938.25
Current assets		
Accounts receivable and other assets		
Accounts receivable from affiliated companies	334,622,688.78	60,416,672.86
Other assets	30,655,481.34	4,928,072.41
	365,278,170.12	65,344,745.27
Cash at banks	46,170,671.32	71,495.64
Deferred charges and prepaid expenses	835,134.77	2,183,236.96
Total assets	**4,780,667,771.39**	**4,141,987,399.13**

Shareholders' equity and liabilities

in €	31.12.2005	31.12.2004
Shareholders' equity		
Subscribed capital		
Ordinary shares	402,216,525.00	391,301,325.00
Preference shares	–	10,915,200.00
	402,216,525.00	402,216,525.00
Additional paid-in capital	3,318,879,475.00	3,309,783,475.00
Retained earnings		
Other retained earnings	276,500,000.00	36,500,000.00
Participatory capital	97,123,574.14	97,123,574.14
Profit available for distribution	248,253,263.99	54,435,322.58
Provisions		
Provisions for pensions and similar obligations	5,282,186.00	4,700,176.00
Tax provisions	5,009,047.83	5,205,383.51
Other provisions	8,613,431.33	6,600,338.45
	18,904,665.16	16,505,897.96
Liabilities		
Deposits from other banks	201,281,444.44	207,501,519.14
Accounts payable, trade	349,210.90	123,151.84
Accounts payable to affiliated companies	210,158,437.98	9,690,798.61
Other liabilities	7,001,174.78	8,107,134.86
thereof for taxes € 345,648.55 (previous year: € 366,862.24)		
thereof for social security € 0.00 (previous year: € 0.00)		
	418,790,268.10	225,422,604.45
Total Shareholders' equity and liabilities	**4,780,667,771.39**	**4,141,987,399.13**

Liabilities from guarantees, bills of exchange and cheque guarantees
€ 6,183,042,368.13 (previous year: € 3,918,226,470.60)

Income Statement for the Period from 1 January to 31 December 2005

in €	31.12.2005	31.12.2004
Other operating income	51,868,987.34	23,636,613.07
Personnel expenses		
Wages and salaries	11,631,688.13	7,835,481.63
Social security costs, pension expenses and related employee benefit costs	1,728,132.12	2,357,480.29
thereof for pensions € 1,019,057.29 (previous year: € 1,734,823.19)		
	13,359,820.25	10,192,961.92
Depreciation / amortisation on intangible assets and property, plant and equipment	504,467.86	476,194.61
Other operating expenses	23,798,909.42	10,816,907.15
Income from investments	470,383,234.60	1,500,000.00
thereof from affiliated companies € 470,383,234.60 (previous year: € 1,500,000.00)		
Income from other securities and loans of financial assets	4,784,772.21	8,332,616.68
thereof from affiliated companies € 4,784,772.21 (previous year: € 8,332,616.68)		
Other interest and similar income	1,155,146.51	659,372.53
thereof from affiliated companies € 0.00 (previous year: € 1,563,118.65)		
Income from profit-and-loss transfer agreements	15,882,118.00	25,818,402.92
Depreciation / amortisation on financial assets	–	1,000,000.00
Interest and similar expenses	13,023,295.32	14,782,567.17
Result of ordinary activities	493,387,765.81	22,678,374.35
Extraordinary expenses	3,450,000.63	600,000.00
Extraordinary result	–3,450,000.63	–600,000.00
Taxes on income	8,495,989.72	5,030,846.03
Net income	**481,441,775.46**	**17,047,528.32**

A. General information concerning the Financial Statements

Basic information

Hypo Real Estate Holding AG was established as a new company by way of a spin-off as of 1 January 2003. The assets spun off from Bayerische Hypo- und Vereinsbank AG, Munich, consisted of all shares in DIA Vermögensverwaltungs-GmbH, Munich.

The wholly-owned subsidiary DIA Vermögensverwaltungs-GmbH was merged with Hypo Real Estate Holding AG as of 29 December 2003. The transaction was recorded in the commercial register on 10 March 2004. The company assumed the rights and obligations of DIA Vermögensverwaltungs-GmbH at the point at which the merger agreement was completed. This is also applicable for the profit-and-loss transfer agreement closed with the approval of the extraordinary shareholders' meeting of Württembergische Hypothekenbank AG on 30 October 2003, and recorded in the commercial register.

The financial statements as of 31 December 2005 have been prepared in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch – HGB) concerning the accounting of corporations and the supplementary regulations of the law concerning Aktiengesellschaften (joint stock corporations). The prior year figures have been used for comparison purposes.

The accounting of the company is subject to the regulations for large corporations as detailed in section 267 (3) HGB.

The financial statements have been prepared subject to the general statement regulations set out in sections 246–251 HGB and also subject to the special statement regulations for corporations, sections 268–274 a, 276–278, and subject to the general valuation regulations of sections 252–256 HGB, and also in accordance with the special valuation regulations applicable for corporations, sections 279–283 HGB.

The statement regarding the Corporate Governance Code which is prescribed by section 161 AktG has been issued by the Management Board and the Supervisory Board, and has been published on our web site at www.hyporealestate.com.

B. Information concerning accounting and valuation Principles

Fixed assets

Intangible assets

Franchises, trademarks, patents, licenses and similar rights and licenses to such rights Software is stated at cost less scheduled depreciation.

Scheduled depreciation is based on a useful life of between three and five years.

Advances paid on intangible assets are stated in their nominal value; no adjustments were necessary.

Property, plant and equipment

Other installations, operational and office equipment are stated at cost plus ancillary acquisition costs less any reductions in acquisition costs.

Scheduled depreciation was calculated on the basis of normal useful lifes. The straight-line method of depreciation is used for writing down assets. Depreciation is calculated on a pro-rata basis.

Minor-value assets are written down in full in the year in which they are acquired and are stated in the list of assets as disposals and additions.

Financial assets are stated at acquisition costs. In the event of a probable permanent reduction in value the regulation of section 253 (2) p. 3 HGB was taken into account.

Current assets

Accounts receivable and other assets

Accounts receivable from affiliated companies are stated with their nominal values.

Other assets are stated with their nominal value or payment amounts.

Cash in hand, cash at banks and cheques are stated with nominal value.

Provisions

Provisions for pensions are stated in accordance with section 6a EStG with their current value established on the basis of actuarial principles using an interest rate of 6% and established according to the updated tables 2005 G of Prof. Dr. K. Heubeck.

Tax provisions and other provisions are endowed with the value of estimated liabilities on the basis of a businesslike manner, taking all recognisable risks and uncertain obligations into account.

Liabilities

Deposits from other banks, trade accounts payable, accounts payable to affiliated companies and other liabilities are stated in the amount due for repayment.

Currency translation

In principle, balance sheet items as well as expenses and income in foreign currencies are translated into Euro using the exchange rates applicable on the reference date and transferred to the balance sheet and the income statement.

C. Notes to the Balance Sheet

The development of intangible assets, property, plant and equipment and financial assets in the course of financial 2005 are set out in the assets development in the appendix to these notes. Major items in the balance sheet are explained in the following:

Fixed assets

Intangible assets The previous year's advanced payment for a software has been capitalised in the financial year.

Financial assets

Shares in affiliated companies The shares in affiliated companies increased by € 493,487 thousands to a total of € 4,366,566 thousands (previous year: € 3,873,079 thousands).

The book value of Hypo Real Estate Bank International, Dublin, increased by € 339,000 thousands via the acquisition of newly issued shares.

By the acquisition of further shares prior to and relating to the squeeze-out as well as the payment to the additional paid-in capital, the book value of the Württembergische Hypothekenbank AG, Stuttgart, increased by € 106,810 thousands.

The book value of the Hypo Real Estate Bank AG, Munich, increased by € 47,677 thousands by group internal capital transfers.

Loans to affiliated companies The subordinated loan granted in 2003 in the amount of € 200,000 thousands to the Hypo Real Estate Bank International, Dublin, was repaid in 2005.

Accounts receivable and other assets

Receivables from affiliated companies Receivables from affiliated companies were € 334,623 thousands (previous year: € 60,417 thousands). Thereof, € 265,383 thousands relate to the in-phase receipt of the dividends of Hypo Real Estate Bank AG, Munich, and € 68,882 thousands (previous year: € 57,003 thousands) for the receivables from the profit-and-loss transfer agreement with Württembergische Hypothekenbank AG, Stuttgart, for the business year 2005.

Other assets Other assets include, as the largest item, a claim from the reinsurance policy concluded in January 2005 vis-à-vis Allianz Lebensversicherung AG in the amount of € 24,501 thousands.

Remaining maturities All receivables have a remaining maturity of up to one year.

Deferred charges and prepaid expenses This item includes amounts from accrued/deferred discounts in the amount of € 228 thousands (previous year: € 342 thousands).

Equity capital

Subscribed capital The subscribed capital of the Company comprises € 134,072,175 no-par value bearer ordinary shares (WKN 802770), each with a theoretical nominal amount of € 3.00. Preferred bearer shares (3,638,400 no-par shares) without voting rights (WKN 802771) were converted into ordinary shares.

At the end of the year reported, the approved capital is € 201,108,261.00 nominal, which is terminable up to the 3rd June 2009. In the case of capital increases against contributions in kind, the subscription right can be excluded. If the capital is increased against cash deposits, the shareholders are to be granted a subscrip-

tion right. Thereby, however, the shareholder's subscription right can be excluded for peak amounts.

There is limited conditional capital terminable up to the 3rd June 2009 in the amount of € 40,221,651.00 upon which option rights or conversion rights from treasury bonds with subscription rights to shares can be issued in as much as own shares are not deployed for servicing purposes.

The Management Board has so far not taken advantage of these authorization by the Annual General Meeting 2004.

Participatory capital As part of the spin-off and establishment process, the company took on participatory capital of € 102,258 thousands. The bearer participating certificates comprise two million units, each with a nominal amount of DM 100.

The owners of the participating certificates are entitled to an annual coupon of 6.75% of the nominal amount; this entitlement enjoys priority over the shareholders' entitlement to a dividend payment. The entitlement to a coupon payment is diminished (non-cumulative entitlement) to the extent that such a coupon payment would result in a net loss.

The nominal amount is due for repayment – subject to any participation in losses – on the day after the shareholders' meeting which is responsible for resolutions with regard to the financial year 2007. Participation in any net loss reduces the entitlement to repayment on a pro-rata basis. Any net profits in subsequent years increase the entitlement to repayment maximum to the nominal amount. All other creditors of the company are ranked higher than the participating certificates. If the company becomes insolvent or is liquidated, payments in relation to the participating certificates shall be made after all other creditors' claims have been settled, and before the rights of shareholders are settled.

During the financial year 2003, the company purchased its own participating certificates worth DM 10,042,800. This amount was deducted from the corresponding position at the liabilities side of the balance sheet. The company did not purchase any more of its own participating certificates during the financial years 2004 and 2005.

Additional paid-in capital By payment of a conversion premium of the Bayerische Landesstiftung from the conversion of the preferred shares without voting rights into ordinary shares with voting rights, the additional paid-in capital increased by € 9,096 thousands.

Retained earnings As of 31st December 2005 € 240,000 thousands were allocated to retained earnings.

Profit available for distribution Profit available for distribution includes the profit carried forward from the previous year in the amount of € 6,811 thousands as well as the allocation to retained earnings of € 240,000 thousands.

Reconciliation between net income and profit available for distribution

in €	2005	2004
Net income	481,441,775.46	17,047,528.32
Profit brought forward from previous year	6,811,488.53	37,387,794.26
Allocation to retained earnings	240,000,000.00	–
Profit available for distribution	**248,253,263.99**	**54,435,322.58**

The following proposals are submitted to the Annual General Meeting as to how the accumulated profits are to be used:

Proposed appropriation of profit available for distribution

in €	Units	Amount per share	Total
Profit available for distribution as of 31.12.2005			**248,253,263.99**
Dividend for ordinary shares	134,072,175	1.00	134,072,175.00
Allocation to retained earning			113,500,000.00
Profit carried forward to new account			**681,088.99**

Provisions

The tax provisions of € 5,009 thousands (previous year: € 5,205 thousands) resulted from the earnings of the Company, including the earnings from the profit-and-loss transfer agreement with the Württembergische Hypothekenbank AG. The minimum taxation valid since the 1st January 2004 results in a tax provision of € 5,009 thousands, since any offsetting against existing capitalised losses carried forward is only possible at a flat rate of 60%.

The other provisions in the amount of € 8,613 thousands (previous year: € 6,600 thousands) included, amongst other things, provisions for employment and contracts with executive bodies in the amount of € 6,288 thousands (previous year: € 4,459 thousands) as well as provisions for the annual audit in the amount of € 242 thousands (previous year: € 66 thousands).

Liabilities

Remaining maturities and details on collateralisation Liabilities do not contain any amounts with remaining maturities of more than five years. In the year reported, there was no collateralisation via liens on outstanding accounts and similar rights.

List of liabilities in €		Remaining period to maturity up to one year	Remaining period to maturity between one and five years
Deposits from other banks	2005	1,281,444.44	200,000,000.00
	2004	7,501,519.14	200,000,000.00
Accounts payable, trade	2005	349,210.90	
	2004	123,151.84	
Accounts payable to affiliated companies	2005	210,158,437.98	
	2004	9,690,798.61	
Other liabilities	2005	7,001,174.78	
	2004	8,107,134.86	
Thereof: liabilities to holders of participatory rights	2005	6,555,841.26	
	2004	6,555,841.26	
		218,790,268.10	**200,000,000.00**

Off-balance sheet liabilities Relating to the medium term note program, issued by the subsidiary company, Hypo Real Estate Bank International, the Company has assumed an unlimited guarantee in favour of the creditors. The contigent liability is amounting to € 6,183,042 thousands (previous year: € 3,918,226 thousands) on the reference date and contains both the nominal and interest liabilities. Deviating currencies were converted on the reference date.

By updating the prospectus, the Company no longer assumes any guarantee for treasury bonds issued after the end of April 2005.

D. Notes to the income statement

Other operating income The largest item in other operating income results from the sale of shareholdings of Hypo Real Estate Bank AG, amounting to € 47,677 thousands. In addition there is also income included from the forward invoicing of services in the amount of € 1,865 thousands (previous year: € 2,397 thousands).

Other operating expenses Apart from insurance, contributions and charges in the amount of € 1,943 thousands (previous year: € 1,815 thousands), other operating expenses included disbursements for legal, tax and other consultancy services. For the financial year, the annual auditor for the Company received a fee in the amount of € 1,191 thousands (previous year: € 684 thousands). The breakdown of this is as follows:

- € 587 thousands for Audit of the Annual Financial Statements, of the Group's Annual Financial Statements as well as the review of the Interim Financial Statements
- € 214 thousands for other affirmation or assessment services
- € 15 thousands for tax consultancy services
- € 375 thousands for other services.

Furthermore, relating to the ordinary business activities at Hypo Real Estate Bank AG, a tax-free allowance in the amount of € 13,000 thousands was attained.

Income from investments Due to the in-phase capitalisation of a dividend claim against the Hypo Real Estate Bank AG, income of € 265,383 thousands was recorded. Furthermore, an advance dividend distribution by the Hypo Real Estate Bank International in the amount of € 205,000 thousands took place in the financial year.

Income and expenses arising from profit-and-loss transfer Based upon the profit-and-loss transfer agreement concluded between the Württembergische Hypothekenbank AG and the Hypo Real Estate Holding AG, a profit in the amount of € 68,882 thousands (previous year: € 57,003 thousands) was transferred in the reporting year. This was opposed by disbursements relating to a tax-free deposit in the amount of € 53,000 thousands (previous year: € 30,000 thousands).

Extraordinary result The extraordinary expenses only include restructuring expenses, which result from consultancy services relating to the new structure (transfer of the international real estate financing portfolio of the Hypo Real Estate Bank International to the Württembergische Hypothekenbank AG) of the Hypo Real Estate Group.

Taxes on income imposed on result for ordinary activities and extraordinary result Relating to the spin-off, a corporation tax and trade tax loss was transferred to Hypo Real Estate Holding AG. Despite the further availability of the loss carry forwards the minimum taxation rules which have been applicable since 1st January 2004, mean that tax expenses totalling € 8,496 thousands have been incurred.

E. Additional information

Liability The Company has provided the loss indemnification statement for Württembergische Hypothekenbank AG and Hypo Real Estate Bank AG specified in accordance with prevailing statutes to the Einlagensicherungsfonds (desposit guarantee fund) within the Bundesverband deutscher Banken e.V., Berlin.

Furthermore the company has provided a full guarantee for the debt instruments issued as part of the medium term note program (issue framework € 10,000,000 thousands) of Hypo Real Estate Bank International, which, due to the new structure of the Hypo Real Estate Group, is only valid for debt instruments issued up to the end of April 2005.

Other financial obligations There are no other financial obligations.

Average number of persons employed during the financial year, broken down by categories In the year under review, Hypo Real Estate Holding AG employed 59 persons (previous year: 58). 55 persons (previous year: 54) of this figure were full-time employees and four persons (previous year: four) were part-time employees.

Mandates of the Management Board

as of 31.12.2005	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Georg Funke	Hypo Real Estate Bank AG, Munich (Chairman of the Supervisory Board)	
	Württembergische Hypothekenbank AG, Stuttgart (Chairman of the Supervisory Board)	
Stephan Bub	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board)	Hypo Pfandbrief Bank International S.A., Luxembourg (Member of the Administrative Board, since 24.10.2005 Chairman of the Administrative Board)
	Collineo Asset Management GmbH, Dortmund (Chairman of the Administrative Board since 11.1.2005)	HI Capital Markets, Inc, New York/USA renamed as Hypo Capital Markets, Inc. (Chairman of the Board)
		HI Asset Management, Inc., New York/USA renamed as Hypo Public Finance USA, Inc. (Chairman of the Board)
		HARDT GROUP Investments AG, Vienna/Austria (Deputy Chairman of the Supervisory Board since 24.5.2005)
Dr. Paul Eisele	Hypo Real Estate Bank AG, Munich (Deputy Chairman of the Supervisory Board)	Hypo Real Estate Bank International, Dublin/Ireland to be renamed as Hypo Public Finance Bank (Chairman of the Board since 1.10.2005)
		Hypo Pfandbrief Bank International S.A., Luxembourg (Member of the Administrative Board until 30.11.2005)
Dr. Markus Fell	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board)	Hypo Real Estate Bank International to be renamed as Hypo Public Finance Bank, Dublin/Ireland (Non-Executive Member of the Board since 1.10.2005)
	Württembergische Hypothekenbank AG, Stuttgart (First Deputy Chairman of the Supervisory Board)	Hypo Pfandbrief Bank International S.A., Luxembourg (Member of the Administrative Board until 30.11.2005)
	Collineo Asset Management GmbH, Dortmund (Member of the Administrative Board from 11.1.2005 until 31.12.2005)	Hypo Real Estate Capital Ltd., London/Great Britain (Director)
		Hypo Real Estate Capital Japan Corp., Tokyo/Japan (Director since 15.2.2005)
		Hypo Real Estate Capital France S.A., Paris/France (Member of the Supervisory Board until 10.2.2005, Deputy Chairman of the Supervisory Board until 30.9.2005)
		Hypo Real Estate Capital Corp., New York/USA (Director until 30.11.2005)
Frank Lamby	Collineo Asset Management GmbH, Dortmund (Member of the Administrative Board from 11.1.2005 until 31.12.2005)	Hypo Real Estate Capital Iberia S.L., Madrid/Spain (Chairman of the Board until 3.1.2005)
		Hypo Real Estate Capital Ltd., London/Great Britain (Director until 10.1.2005)
		Hypo Real Estate Capital France S.A., Paris/France (Chairman of the Supervisory Board until 10.2.2005)

Mandates of the Supervisory Board as of 31.12.2005	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Kurt F. Viermetz	Deutsche Börse AG, Frankfurt am Main (Member of the Supervisory Board since 12.7.2005, Chairman of the Supervisory Board since 10.10.2005)	Hypo Real Estate Bank International, Dublin/Ireland (Chairman of the Board until 30.9.2005)
	ERGO-Versicherungs-AG, Düsseldorf (Member of the Supervisory Board)	
	E.ON-Ruhrgas AG, Essen (Member of the Supervisory Board until 31.12.2005)	
Professor Dr. Klaus Pohle	DWS Investment GmbH, Frankfurt am Main (Member of the Supervisory Board)	COTY Inc., New York/USA (Non-Executive Member of the Board)
		Sanofi-Aventis S.A., Paris/France (Administrateur)
Dr. Ferdinand Graf v. Ballestrem	SHW GmbH, Aalen-Wasseralfingen (Chairman of the Supervisory Board until 30.9.2005)	MAN Capital Corporation, New York/USA (Chairman of the Board of Directors until 31.12.2005)
	Renk AG, Augsburg (Deputy Chairman of the Supervisory Board)	MAN Financial Services plc., Swindon/Great Britain (Chairman of the Board of Directors)
	MAN Technologie AG, Augsburg (Deputy Chairman of the Supervisory Board until 30.6.2005)	
	MAN Roland Druckmaschinen AG, Augsburg/Offenbach (Member of the Supervisory Board)	
	Bayerische Versicherungsbank AG, Unterföhring (Member of the Supervisory Board)	
Antoine Jeancourt-Galignani		Société Nationale d'Assurances Group S.A.L., Beirut/Lebanon (Chairman of the Board)
		Euro Disney S.C.A., Marne-La-Vallée/France (Chairman of the Supervisory Board)
		Gecina S.A., Paris/France (Director)
		Assurances Générales de France S.A., Paris/France (Director)
		Société Générale S.A., Paris/France (Director)
		Total S.A., Paris/France (Director)
		Kaufman & Broad S.A., Paris/France (Director)
		Oddo & Cie S.C.A., Paris/France (Member of the Supervisory Board)
		Jetix Europe N.V., Hilversum/The Netherlands (Member of the Supervisory Board until 30.9.2005)

Mandates of the Supervisory Board

as of 31.12.2005	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Dr. Pieter Korteweg		DaimlerChrysler Nederland B.V., Utrecht/The Netherlands (Non-Executive Member of the Supervisory Board)
		Dutch Central Bureau of Statistics (CBS), Rijswijk/The Netherlands (Chairman of the Supervisory Board)
		Cerberus Global Investment Advisors, LLC, Baarn/The Netherlands (Senior Advisor)
		SSA Global Technologies Inc., Chicago/USA (Non-Executive Member of the Board)
		Aozora Bank Ltd., Tokyo/Japan (Non-Executive Member of the Board)
		Development Fund Netherlands Antilles (SONA), The Hague/The Netherlands (Executive Member of the Board)
		AerCap B.V., Schiphol/The Netherlands (Chairman of the Board since 20.9.2005)
Robert H. Mundheim		Shearman & Sterling LLP, New York/USA (Of Counsel)
		Arnhold and S. Bleichroeder Holdings, Inc., New York/USA (Director)
		eCollege.com, Inc., Chicago/USA (Director)

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Management Board in € thousand	2005				2004
	Basic salary	General expenses[1]	Profit-related components[2]	Total	Total
Georg Funke, chairman	750	128	2,000	2,878	2,551
Johann Berger (Board member until 8 December 2004)	–	–	–	–	1,074
Stephan Bub (Board member from 1 December 2005)	420	45	750	1,215	–
Dr. Paul Eisele	400	46	900	1,346	1,127
Dr. Markus Fell	420	62	900	1,382	1,233
Frank Lamby	420	45	900	1,365	1,233
Total[3]	**2,410**	**326**	**5,450**	**8,186**	**7,218**

[1] Includes, within limits, general expenses for fringe benefits, which underly taxation and abroad also social security
[2] Profit-related remuneration for the year 2005 but only paid in 2006
[3] In addition individual contracts for pension commitments exist amounting to a percentage of the annual fixed remuneration

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Supervisory Board in € thousand	2005					2004
	Basic compensation	Compensation for function in the Nomination Committee	Remuneration for function in the Audit Committee	Value added tax	Total	Total
Kurt F. Viermetz, chairman	90	12	–	16	118	
Dr. Ferdinand Graf von Ballestrem	60	–	10	11	81	
Antoine Jeancourt-Galignani	60	–	10	11	81	
Dr. Pieter Korteweg	60	6	–	11	77	
Robert H. Mundheim	60	–	–	10	70	
Prof. Dr. Klaus Pohle	75	6	20	16	117	
Total	**405**	**24**	**40**	**75**	**544**	**419**

Remuneration paid to members of the Management Board of directly owned subsidiaries as well as divisional directors of Hypo Real Estate Holding AG (Senior Management) in € thousand	2005			2004
	Total fixed remuneration[1]	Profit-related components[2]	Total	Total
	3,301	4,478	7,779	6,521

[1] Includes, within limits, general expenses for fringe benefits, which underly taxation and abroad also social security
[2] Profit-related remuneration for the year 2005 but only paid in 2006

Of the expenses incurred for the members of the Management Board, € 4,260 thousands have affected income at Hypo Real Estate Holding AG.

In 2005, the members of the Supervisory Board did not receive any remuneration for personal services. On the reference date for the financial statements, there were no receivables in respect of members of the Supervisory Board members.

Rent guarantees issued in 2004 for two members of the Management Board are still in effect.

The following table sets out shares and share derivatives of Hypo Real Estate Holding AG which have been purchased or sold by members of the Supervisory Board and Management Board of Hypo Real Estate Holding AG in accordance with the disclosure obligation pursuant to section 15 a of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) (Directors' dealings):

Directors' Dealings (§ 15a WpHG)

	Prof. Dr. Klaus Pohle	Prof. Dr. Klaus Pohle
Function as Member of the Executive bodies	Member of the Supervisory Board	Member of the Supervisory Board
Type of transaction	Sale	Sale
Discription of financial instrument	Discount certificate	Discount certificate
ISIN/WKN of financial instrument	DE000DB3YV90/DB3YV9	DE000DR0AGY2
Date of transaction	18.3.2005	23.8.2005
Place of transaction	Frankfurt	Frankfurt
Price	23.77 €	27.33 €
Number of items	12,000	9,000
Discription of underlying financial instrument	Hypo Real Estate Holding AG bearer shares	Hypo Real Estate Holding AG bearer shares
ISIN/WKN	DE0008027707/802770	DE0008027707/802770
Strike price	24.00 €	27.50 €
Price multiplier	1:1	1:1
Expiration date	15.6.2005	16.9.2005

On 31 December 2005, the members of the Management Board and the Supervisory Board together held less than 1% of the total shares issued by Hypo Real Estate Holding AG. Georg Funke holds a total number of 30,876 shares. The stock of Kurt F. Viermetz amounts to 50,000 shares.

Group membership

Name and registered offices of companies in which the company owns at least 20% as well as details of the extent of the capital stake, shareholders' equity and result of the last financial year for which financial statements are available. The list of shareholdings of Hypo Real Estate Holding AG as of 31 December 2005 is enclosed as an appendix. It has additionally been deposited with the commercial register, where it is available for inspection.

Name, registered offices and legal form of the companies where the company is the shareholder with unlimited liability. Hypo Real Estate Bank International, Dublin, Ireland.

Hypo Real Estate Holding AG, Munich

München, 7 March 2006

Georg Funke Stephan Bub Dr. Paul Eisele Dr. Markus Fell Frank Lamby

Development of Fixed Assets

in €	Aquisition/production costs				
	Balance 1.1.2005	Additions	Disposals	Reclassifications	Balance 31.12.2005
Intangible assets					
Licenses and software	453.978,33	182.141,74	–	575.046,25	1.211.166,32
Advances paid on intangible assets	396.156,25	178.890,00	–	–575.046,25	–
	850.134,58	361.031,74	–	–	1.211.166,32
Property, plant and equipment					
Operational and office equipment	940.285,85	652.837,74	22.074,30		1.571.049,29
	940.285,85	652.837,74	22.074,30	–	1.571.049,29
Financial assets					
Shares in affiliated companies	3.874.079.938,25	645.559.933,28	152.073.460,98		4.367.566.410,55
Loans to affiliated companies	200.000.000,00	–	200.000.000,00		–
	4.074.079.938,25	645.559.933,28	352.073.460,98	–	4.367.566.410,55
	4.075.870.358,68	**646.573.802,76**	**352.095.535,28**	–	**4.370.348.626,16**

Depreciation/Amortisation				Carrying amounts	
Balance 1.1.2005	Depreciation/ Amortisation of the financial year	Disposals	Balance 31.12.2005	1.1.2005	31.12.2005
194.997,33	188.279,74	–	383.277,07	258.981,00	827.889,25
–	–	–	–	396.156,25	–
194.997,33	188.279,74	–	383.277,07	655.137,25	827.889,25
287.440,09	316.188,12	22.074,30	581.553,91	652.845,76	989.495,38
287.440,09	316.188,12	22.074,30	581.553,91	652.845,76	989.495,38
1.000.000,00	–	–	1.000.000,00	3.873.079.938,25	4.366.566.410,55
–	–	–	–	200.000.000,00	–
1.000.000,00	–	–	1.000.000,00	4.073.079.938,25	4.366.566.410,55
1.482.437,42	**504.467,86**	**22.074,30**	**1.964.830,98**	**4.074.387.921,26**	**4.368.383.795,18**

Holdings of Hypo Real Estate Holding AG

	Interest in %		Currency	Total asset	Equity	Net income/ loss	Alternative financial year
	total Sec. 16 (4) Stock Corp. Act	of which held indirectly		in thousand	in thousand	in thousand	
Subsidiaries							
Consolidated subsidiaries							
Domestic banks and financial institutions							
Hypo Real Estate Bank AG, Munich	100.00	–	€	74,971,465	2,101,469	51,942	–
Württembergische Hypothekenbank AG, Stuttgart	100.00	–	€	36,233,916	734,529	[1]	–
Foreign banks and financial institutions							
Hypo Capital Markets Inc., New York	100.00	100.00	US$	6,702	5,612	471	–
Hypo Pfandbrief Bank International S.A., Luxembourg	99.99	99.99	€	7,136,450	99,796	4,567	–
Hypo Public Finance USA Inc., New York	100.00	100.00	US$	67,858	8,165	3,025	–
Hypo Real Estate Bank International, Dublin	99.99	–	€	27,199,150	1,803,908	177,322	–
Hypo Real Estate Capital Hong Kong Corp. Limited, Hongkong	100.00	100.00	HKD	608,578	9,560	–440	–
Other consolidated subsidiaries							
Hypo Real Estate Transactions S.A.S., Paris	100.00	100.00	€	211,955	40	–12	–
Hypo Property Investment (1992) Ltd., London	100.00	50.00	GB£	54	–	–	–
Hypo Property Investment Ltd., London	100.00	100.00	GB£	507	334	51	–
Hypo Property Participation Ltd., London	100.00	100.00	GB£	478	200	148	–
Hypo Property Services Ltd., London	100.00	100.00	GB£	100	100	–1	–
Hypo Real Estate Capital Corp., New York (sub-group)	100.00	100.00	US$	4,213,790	278,953	41,390	–
Hypo Real Estate Capital Japan Corp., Tokyo	100.00	100.00	JP¥	122,644,514	12,222,355	986,660	–
Hypo Real Estate Capital Ltd., London (sub-group)	100.00	100.00	GB£	67,008	61,651	14,290	–
Hypo Real Estate Investment Banking Ltd., London	100.00	100.00	GB£	467	200	–152	–
Isar East 60th Street LLC, New York	100.00	100.00	US$	6,639	–	–	–
Isar Gotham West 38th Street LLC, New York	100.00	100.00	US$	6,539	1	–	–
Isar RP Member LLC, New York	100.00	100.00	US$	–	1	–	–
Isar Two Columbus LLC, New York	100.00	100.00	US$	806	–	–	–
Liffey 451 LLC, New York	100.00	100.00	US$	40,114	2,271	1,415	–
The Greater Manchester Property Enterprise Fund Ltd., London	100.00	100.00	GB£	126	123	110	–
Zamara Investments Ltd., Gibraltar	100.00	100.00	GB£	9,927	9,927	472	–
Non-consolidated subsidiaries							
Other non-consolidated subsidiaries							
Collineo Asset Management GmbH, Dortmund	100.00	100.00	€	12,410	10,000	843	–
Frappant Altona GmbH, Munich	94.00	94.00	€	11,143	25	[2]	–
FUNDUS Gesellschaft für Grundbesitz und Beteiligungen mbH, Munich	94.00	94.00	€	4,563	904	[1]	–
GfA-Gesellschaft für Anwendungssoftware mbH, Stuttgart	66.66	66.66	€	5,528	1,703	962	1.1.–31.12.2004

[1] Profit/loss-transfer to partners due to profit-and-loss-transfer agreement

[2] Profit/loss-transfer to Merkies Grundbesitz- und Bebauungsgesellschaft mbH, Munich due to profit-and-loss-transfer agreement

Holdings of Hypo Real Estate Holding AG	Interest in %						
	total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
GfI-Gesellschaft für Immobilienentwicklung und -verwaltung mbH, Stuttgart	100.00	100.00	€	365	151	99	1.1.–31.12.2004
GfR-Gesellschaft für Rechenzentrumsleistungen mbH, Stuttgart	100.00	100.00	€	3,362	2,173	1,004	1.1.–31.12.2004
GGV Gesellschaft für Grundbesitzverwaltung und Immobilien-Management mbH, Munich	93.95	93.95	€	3,945	2,072	[1]	–
Hypo Dublin Properties Limited, Dublin	100.00	100.00	€	161	–181	–11	1.1.–31.12.2004
IMMO Immobilien Management Beteiligungsgesellschaft mbH, Munich	100.00	100.00	€	32	30	–1	–
IMMO Immobilien Management GmbH & Co. KG, München	94.00	94.00	€	101,120	–1,197	–13,948	–
IMMO Invest Gewerbe GmbH, Munich	100.00	100.00	€	26	26	[1]	–
IMMO Invest Real Estate GmbH, Munich	100.00	100.00	€	29	28	[1]	–
IMMO Invest Wohnwirtschaft GmbH, Munich	100.00	100.00	€	23	23	[1]	–
IMMO Trading GmbH, Munich	100.00	100.00	€	1,374	525	[1]	–
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	94.00	94.00	€	4,111	78	[1]	–
PBI-Beteiligungs-GmbH i.L., Munich	100.00	100.00	€	51,806	51,529	65	1.1.–31.12.2004
Ragnarök Vermögensverwaltung AG & Co. KG, Munich	94.00	94.00	€	72,627	–2,577	–2,577	–
WestHyp Finance B.V., Amsterdam	100.00	100.00	€	713	681	–65	1.1.–31.12.2003
WestHyp Immobilien Holding GmbH, Dortmund	100.00	100.00	€	1,361	894	270	1.1.–31.12.2004
WGS Wohn- und Grundbesitz Stendal GmbH, Stendal	100.00	100.00	€	9,562	46	6	1.1.–31.12.2004
WH-Erste Grundstücks Verwaltungs GmbH, Waltersdorf	100.00	100.00	€	279	217	117	1.1.–31.12.2004
WH-Erste Grundstücks GmbH & Co. KG, Waltersdorf	94.00	94.00	€	194,431	130,072	3,304	1.1.–31.12.2004
WH-Zweite Grundstücks Verwaltungs GmbH, Waltersdorf	100.00	100.00	€	21	20	–4	1.1.–31.12.2004
WH-Zweite Grundstücks GmbH & Co. KG, Waltersdorf	100.00	94.00	€	58,640	58,628	–12,359	1.1.–31.12.2004
WHI Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart	100.00	100.00	€	311	156	55	1.1.–31.12.2004
Other investments							
Banks and other financial institutions							
Stuttgarter Volksbank AG, Stuttgart	0.18	0.18	€	1,659,426	115,621	2,434	1.1.–31.12.2004
Other comapnies							
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00	32.00	€	608	–	22	1.1.–31.12.2003
Agir Vermögensverwaltung GmbH & Co. KG, Munich	0.01	0.01	€	27,017	26,714	815	31.12.2004

[1] Profit/loss-transfer to partners due to profit-and-loss-transfer agreement

Holdings of Hypo Real Estate Holding AG	Interest in % total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total assets in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
Airport Bureau Verwaltungs GmbH, Berlin	32.00	32.00	€	206	151	169	1.1.–31.12.2003
Amorfos Grundstücksgesellschaft mbH & Co. KG, Berlin	2.50	2.50	€	34,723	–12,350	906	1.1.–31.12.2004
Bayerische Landessiedlung GmbH, Munich	2.94	2.94	€	265,327	69,516	13,562	1.1.–31.12.2004
Burleigh Court (Barnsley) Management Limited, London	20.00	20.00	GB£	–	–	–	
Deutsches Theater Grund- und Hausbesitz GmbH, Munich	3.30	3.30	€	11,980	2,323	–233	1.1.–31.12.2004
GWG Gemeinnützige Wohnstätten- und Siedlungsgesellschaften mbH, Munich	>0	>0	€	883,380	169,069	832	1.1.–31.12.2004
Illit Grundstücks-Verwaltungs-gesellschaft mbH & Co. KG, Grünwald	5.00	5.00	€	71,779	–13,971	–1,633	1.1.–31.12.2004
Inula Grundstücks-Verwaltungs-gesellschaft mbH & Co. KG, Grünwald	10.00	10.00	€	112,594	–45,833	–2,689	1.1.–31.12.2003
Kaufhof plus Grundstücksvermietungs-gesellschaft mbH & Co. Objekt Bahnhof Berlin KG, Düsseldorf	5.02	5.02	€	44,868	–10,103	1,325	1.1.–31.12.2004
KOROS Grundstücks-Verwaltungs GmbH & Co. KG, Grünwald	2.50	2.50	€	21,850	–	183	1.1.–31.12.2004
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH, Düsseldorf	>0	>0	€	1,385,255	191,409	–27,052	1.1.–31.12.2004
LHI Immobilienfonds Verwaltungs GmbH & Co. Objekt Hettstedt KG, Munich	5.09	5.09	€	14,634	–3,753	645	1.1.–31.12.2004
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.00	50.00	€	29	28	2	1.1.–31.12.2004
SANO Grundstücks-Vermietungs-gesellschaft mbH & Co. Objekt Dresden KG, Düsseldorf	33.33	33.33	€	16,433	–3,555	–456	1.1.–31.12.2004
SOMA Grundstücks-Vermietungs-gesellschaft mbH & Co. Objekt Darmstadt KG, Düsseldorf	33.33	33.33	€	34,494	–5,480	–677	1.1.–31.12.2004
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.00	50.00	€	30,328	29,406	192	1.1.–31.12.2004
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00	32.00	€	13,892	898	–158	1.1.–31.12.2004
WILMA Bauwfonds Bauprojekte GmbH & Co. „An den Teichen" KG, Ratingen	5.00	5.00	€	307	123	–59	1.1.–31.12.2004
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, München	33.00	33.00	€	12,672	–3,381	–190	1.1.–31.12.2004

Auditor's Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system and the management report of the Hypo Real Estate Holding AG, München, for the business year from 1 January 2005 to 31 December 2005. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ["Handelsgesetzbuch: German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in determination of audit procedures. The effectiveness of the accounting related internal control system and evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. The management report is consistent with the financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Munich, 15 March 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Paskert
Wirtschaftsprüfer

Techet
Wirtschaftsprüfer

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49 (0)89 203007-0
Fax +49 (0)89 203007-772
www.hyporealestate.com

Press release

Hypo Real Estate Group continues course for success in 2005

- **Return on equity after taxes (adjusted by restructuring expenses): 8.0%**
- **Consolidated net income before taxes of EUR 408 million is within the budgeted range, despite one-off charge**
- **Adjusted net income up from EUR 168 million to EUR 313 million**
- **New business of EUR 22.3 billion up by more than 75% compared with last year**
- **Successful new start to Germany business**
- **Significant dividend increase to EUR 1 per share**
- **New Group structure has been successfully implemented**
- **Further considerable increase in earnings expected in 2006**

Munich, 29 March 2006: The Hypo Real Estate Group has continued its course of success in 2005, and has met or exceeded its economic targets. The international real estate financier which has been listed in the DAX since December of last year has considerably exceeded its own expectations in terms of new business, has reported significantly higher earnings, as was the case last year, and consequently plans to almost triple the dividend for 2005. For the current financial year 2006, the Management Board, as announced in January, expects to see a further significant increase in earnings.

New business in the Group

Real estate financing new business amounted to EUR 22.3 billion last year, and thus exceeded not only the previous year figure (EUR 12.6 billion); it also considerably exceeded the budgeted figure of EUR 13.5 billion. All three segments performed considerably better than budget. The strong growth is attributable to the greater penetration of existing and new international markets as well as the good start made by Hypo Real Estate Germany, which only resumed new business in the autumn of 2004.

Development in earnings, Group

- Consolidated net income before taxes for 2005 amounted to EUR 408 million, and was thus within the target range of EUR 400 million to EUR 425 million, and was 84.6% up compared with the previous year figure (EUR 221 million). This figure includes one-off charges of EUR 34 million attributable to the reorganisation of the new Group structure which has been effective since 1 January 2006. Without this exceptional factor, consolidated net income before taxes would have been EUR 442 million, thus considerably higher than the original forecast.
- Reported net income – excluding the deferred tax effects from capitalised losses carried forward – increased from EUR 168 million to EUR 313 million (+86.3%). Including these effects, the increase was from EUR 271 million to EUR 359 million (+32.5%).
- Return on equity after taxes on the basis of adjusted net income doubled to 8.0% (excluding restructuring expenses), and was at the upper end of the target range of 7.5% to 8.0%. Including restructuring expenses, return on equity after taxes adjusted by the deferred tax effects amounted to 7.4%. Accordingly, as announced, the Hypo Real Estate Group has for the first time covered its capital costs, two years earlier than originally planned on the occasion of the spin-off from HVB AG.
- Operating revenues totalled EUR 909 million in line with the budget, an increase of 8.9% (2004: EUR 835 million).
    - Net interest income increased by 0.3% to EUR 685 million; the positive growth in the international portfolio compensated for the negative impact on interest income due to the significant downsizing of the domestic portfolio which has taken place in recent years.
    - Provisions for losses on loans and advances amounted to EUR 149 million, and were considerably lower than the corresponding previous year figure (EUR 276 million; this figure included a risk shelter of EUR 130 million provided by HVB), and were significantly lower than budget (EUR

180 million to EUR 190 million). The decline is attributable to the consistent portfolio streamlining in Germany and also the risk-aware new business policy.

- The main drivers behind the good earnings performance of the Group, apart from the net interest income resulting from good real estate financing new business, were as follows:
  - Net commission income, which improved by 33.0% to EUR 125 million, and which benefited from the strong new business;
  - Net trading income improved from EUR 11 million to EUR 27 million as a result of the increasingly successful activities of the capital markets unit and
  - Net income from investments improved by EUR 20 million to EUR 67 million as a result of the positive capital market climate.

Q4 2005

For the fourth quarter of 2005, the Hypo Real Estate Group has reported net income before taxes (excluding restructuring expenses) of EUR 115 million, 74.2% up compared with the figure for the same previous year quarter (EUR 66 million). Including restructuring expenses incurred in connection with the reorganisation of the Group, net income for the quarter (excluding the deferred tax effects from capitalised losses carried forward) of EUR 70 million was considerably higher than the corresponding previous year figure for the quarter (EUR 48 million), but of course was lower than in the first three quarters excluding restructuring expenses.

Profit distribution

As announced on 25 January, the Management Board and Supervisory Board will propose to the shareholders' meeting on 8 May 2006 that a dividend of EUR 1.00 per share be paid for 2005 as a result of the good earnings performance. This is roughly equivalent to a three-fold increase compared with the previous year figure (EUR 0.35 per share). This means that 42.8% of the consolidated net income adjusted by the tax effects from capitalised

losses carried forward would be paid out in the form of a dividend, and the Hypo Real Estate Group accordingly already meets the objective range of 40 - 50%.

Balance sheet development

- Consolidated assets as of 31 December 2005 amounted to EUR 152.5 billion, EUR 4.3 billion higher than the corresponding figure at the end of 2004. Higher trading assets (particularly in capital markets) as well as higher financial investments were opposed to the decline in public sector loans (which are not consistent with overall strategy) at Hypo Real Estate Germany.
- Total volume of lending declined further by EUR 6.7 billion to EUR 92.4 billion as a result of the reduction in public sector loans at Hypo Real Estate Germany.
- Risk assets increased by EUR 5.3 billion to EUR 56.3 billion as a result of strong new business.
- As a result of increased risk assets, the core capital ratio declined from 8.3% to 7.8%; the equity funds ratio declined from 11.7% to 10.8%. Despite these declines, the Group still enjoys very sound capital backing on the balance sheet date.

Outlook for 2006

As announced, the Hypo Real Estate Group has had a new Group structure since 1 January 2006.

- Following the combination of the international real estate financing portfolios from Hypo Real Estate Bank International in Dublin and from Württembergische Hypothekenbank AG, the Group's entire international business is now pooled at Hypo Real Estate Bank International AG (the former WürttHyp) which is based in Stuttgart.
- Hypo Real Estate Bank AG in Munich acts as the centre of competence for the German market.
- The former Hypo Real Estate Bank International in Dublin now trades as Hypo Public Finance Bank, which offers investors a comprehensive range of services in the field of state financing (e.g.

infrastructure projects), capital market business (innovative financing products) and asset management for institutional clients.

The Management Board expects that the new structure will further boost the Group's efficiency in the markets and will also further reduce the cost-income ratio.

In terms of the various markets, demand in Germany for large-volume real estate financing is expected to rise again for the first time in many years in 2006. Outside Germany, the focus will increasingly shift away from established markets such as Europe and the USA towards growth countries such as Japan, India and Korea. The Hypo Real Estate Group is taking account of this development by way of a specific policy of expansion in the Asia-Pacific region. Overall, the Hypo Real Estate Group expects to generate new business of the same order of magnitude as seen in 2005.

On the above basis, the Management Board expects to see consolidated net income before taxes increase by at least 20% in 2006, starting from the previous year figure of EUR 442 million which was adjusted by restructuring expenses. This means that net income before taxes would be at least EUR 530 million. Return on equity after taxes is expected to rise to more than 9%.

Georg Funke, CEO of Hypo Real Estate Holding AG: "The Hypo Real Estate Group in 2005 has smoothly continued the excellent performance seen since the spin-off from HVB in 2003, and has continued its story of success. We have established a position of strength which enables us to take advantage of growth opportunities wherever they arise and wherever they are consistent with our risk and return requirements. We have also identified such opportunities at the new Hypo Public Finance Bank, whose activities we intend to considerably expand in the course of the next years. Know-how, flexibility, speed of action and pleasure in innovation will continue to characterise our actions."

Information concerning the segments
(in the structures valid until the end of 2005)

Hypo Real Estate International

- New business with real estate financing increased significantly in 2005 from EUR 9.8 billion to EUR 15.1 billion. Of this figure, Europe accounted for EUR 9.6 billion and America/Asia accounted for EUR 5.5 billion. The market success demonstrates the effectiveness of the regional sales platforms for Europe, America and Asia which were introduced at the beginning of 2005.
- Operating revenues increased by 26.8% from EUR 365 million to EUR 463 million, due to excellent new business, which however is not yet fully generating interest. As was the case in the previous year, no individual allowances were incurred in relation to the financing portfolio in 2005, underlining the high quality of the portfolio.
- Net income before taxes for the business segment expanded from EUR 195 million by EUR 93 million to EUR 288 million. Return on equity after taxes increased by 2.9 percentage points to 13.0% (excluding the effects from capitalised losses carried forward).
- The segment used a wide range of funding resources in 2005, and adapted its funding base to the growth in lending business. This included the "Medium Term Note"- programme which has been increased to a total of EUR 15 billion, and out of which bonds of EUR 3.5 billion were issued in the year under review, the issue of further tranches under the EUR 3 billion "commercial paper" programme and the issue of an EUR 2 billion "Certificat de Dépôts" programme constituted under French law.

Württembergische Hypothekenbank (WürttHyp)

- In order to optimise the Group structure, it was decided that outside shareholders (representing approx. 2% of share capital) would be squeezed out at WürttHyp in 2005; this resolution was successfully implemented, and in consequence Hypo Real Estate Holding AG

held 100% of shares in the subsidiary at the end of the year under review.

- In 2005, WürttHyp reported real estate new financing business of EUR 4.4 billion compared with EUR 2.5 billion in 2004 (+76 %). This new business was generated almost exclusively in the markets of Western Europe and in the USA. In consequence, operating revenues increased from EUR 116 million to EUR 129 million.
- Net income before taxes increased from EUR 60 million to EUR 76 million. WürttHyp benefited again from its stable, low risk and Pfandbrief-based business model. Return on equity after taxes improved from 9.0% to 11.0%.

Hypo Real Estate Germany

- Following the resumption of new business in the autumn of 2004, Hypo Real Estate Bank AG made an impressive return to the German real estate financing market. With new business of EUR 2.8 billion, the budgeted figure of EUR 1 billion was comfortably exceeded. Not only the volume but also the size and quality of individual financing arrangements demonstrate that the bank has again quickly become a leading address on the German market for large-volume commercial real estate financing.
- Operating revenues declined as expected to EUR 322 million from EUR 358 million in the previous year, due to the portfolio which was streamlined in line with overall strategy.
- Provisions for losses on loans and advances were reduced by EUR 100 million to EUR 120 million thanks to the drastic improvement in portfolio quality. The previous year figure was also the last time that a risk shelter of EUR 130 million provided by HVB to the bank was reflected in the figure.
- The cost-income ratio declined by 4.8 percentage points to 30.4% as a result of leaner structures and a reduced cost base.
- The segment has reported net income before taxes of EUR 104 million for 2005, thus reporting a positive figure for the first time since the spin-off from HVB (2004: EUR -9 million). Return on

equity after taxes (excluding the effects from capitalised losses carried forward) advanced from -0.5% to +4.2%.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Hypo Real Estate Group (IFRS)
Income statement for the period from 1 January to 31 December 2005

Income/expenses in € million

	2005	2004	Change	
			in € million	in %
Interest income	7,074	6,945	129	1.9
Interest expenses	6,389	6,262	127	2.0
Net interest income	**685**	**683**	2	0.3
Provisions for losses on loans and advances	149	276	-127	-46.0
Net interest income after provisions for losses on loans and advances	**536**	**407**	129	31.7
Commission income	171	163	8	4.9
Commission expenses	46	69	-23	-33.3
Net commission income	**125**	**94**	31	33.0
Net trading income	27	11	16	>100.0
Net income from investments	67	47	20	42.6
General administrative expenses	317	315	2	0.6
Balance of other operating income/expenses	5	0	5	>100.0
Operating profit/loss	**443**	**244**	199	81.6
Balance of other income/expenses	-35	-23	-12	-52.2
thereof:				
Restructuring expenses	34	21	13	61.9
Net income/loss before taxes	**408**	**221**	187	84.6
Taxes on income	49	-50	99	>100.0
thereof:				
Deferred taxes on capitalised losses carried forward	-46	-103	57	55.3
Net income/loss	**359**	**271**	88	32.5
attributable to:				
Equity holders (consolidated profit)	359	270	89	33.0
Minority interests	0	1	-1	-100.0
	359	**271**	88	32.5

Hypo Real Estate Group
Income statement by business segment

Income/expenses in € million

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
Net interest income					
2005	287	122	283	-7	685
2004	224	108	354	-3	683
Provisions for losses on loans and advances					
2005	11	18	120	0	149
2004	33	23	220	0	276
Net interest income after provisions for losses on loans and advances					
2005	**276**	**104**	**163**	**-7**	**536**
2004	**191**	**85**	**134**	**-3**	**407**
Net commission income					
2005	135	-9	-1	0	125
2004	126	-6	-25	-1	94
Net trading income					
2005	27	0	0	0	27
2004	11	0	0	0	11
Net income from investments					
2005	12	16	39	0	67
2004	3	14	31	-1	47
General administrative expenses					
2005	163	35	98	21	317
2004	136	33	126	20	315
Balance of other operating income/expenses					
2005	2	0	1	2	5
2004	1	0	-2	1	0
Operating profit/loss					
2005	**289**	**76**	**104**	**-26**	**443**
2004	**196**	**60**	**12**	**-24**	**244**
Balance of other income/expenses					
2005	-1	0	0	-34	-35
2004	-1	0	-21	-1	-23
thereof:					
Restructuring expenses					
2005	0	0	0	34	34
2004	0	0	21	0	21
Net income/loss before taxes					
2005	**288**	**76**	**104**	**-60**	**408**
2004	**195**	**60**	**-9**	**-25**	**221**
Taxes on income[1]					
2005	60	1	24	10	95
2004	47	1	1	4	53
Net income/loss[1]					
2005	**228**	**75**	**80**	**-70**	**313**
2004	**148**	**59**	**-10**	**-29**	**168**

[1] Excluding the effects from capitalised losses carried forward of € 46 million in Hypo Real Estate Group in 2005 (2004: € 103 million)

Hypo Real Estate Group
Summary of quarterly financial data

Hypo Real Estate Group

	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance (in € million)					
Operating revenues	220	210	225	233	241
Net interest income	176	165	165	171	184
Net commission income	10	23	38	33	31
Net trading income	6	7	7	12	1
Net income from investments	33	11	12	16	28
Balance of other operating income/expenses	-5	4	3	1	-3
Provisions for losses on loans and advances	55	35	36	41	37
General administrative expenses	86	73	76	79	89
Balance of other income/expenses (excluding restructuring expenses)	-13	0	0	-1	0
Net income/loss before taxes (excluding restructuring expenses)	66	102	113	112	115
Restructuring expenses	0	0	0	0	34
Net income/loss before taxes	66	102	113	112	81
Net income/loss[1]	48	78	83	82	70
Key indicators					
Total volume of lending (in € billion)	99.1	96.2	95.6	93.9	92.4
Risk assets compliant with BIS rules (in € billion)	51.0	51.1	52.9	53.2	56.3
Core capital ratio compliant with BIS rules (in %)	8.3[2]	8.2	7.9	7.8	7.8[2]
Employees	1,311	1,287	1,259	1,258	1,233

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements and after profit distribution

Hypo Real Estate International

	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance (in € million)					
Operating revenues	89	102	109	128	124
Net interest income	60	65	65	74	83
Net commission income	23	29	31	39	36
Net trading income	6	7	7	12	1
Net income from investments	2	0	5	2	5
Balance of other operating income/expenses	-2	1	1	1	-1
Provisions for losses on loans and advances	-9	2	0	7	2
General administrative expenses	40	37	37	42	47
Balance of other income/expenses	-1	0	0	-1	0
Net income/loss before taxes	57	63	72	78	75
Net income/loss[1]	42	47	52	56	73
Key indicators					
Total volume of lending (in € billion)	17.8	17.9	19.6	20.1	20.1
Risk assets compliant with BIS rules (in € billion)	17.3	17.8	19.9	20.2	21.2
Core capital ratio compliant with BIS rules (in %)	9.2[2]	10.1	9.1	8.9	8.9[2]
Employees	504	499	484	492	452

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Hypo Real Estate Group
Summary of quarterly financial data (cont.)

Württembergische Hypothekenbank

	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance (in € million)					
Operating revenues	32	32	32	29	36
Net interest income	26	30	33	31	28
Net commission income	-2	-2	-2	-3	-2
Net trading income	0	0	0	0	0
Net income from investments	9	4	1	1	10
Balance of other operating income/expenses	-1	0	0	0	0
Provisions for losses on loans and advances	9	3	6	4	5
General administrative expenses	9	8	7	9	11
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	14	21	19	16	20
Net income/loss	13	19	19	14	23
Key indicators					
Total volume of lending (in € billion)	20.5	20.3	20.4	19.5	19.5
Risk assets compliant with BIS rules (in € billion)	10.1	10.5	10.6	10.7	12.4
Core capital ratio compliant with BIS rules (in %)	7.1[1]	6.8	6.8	6.7	6.3[1]
Employees	171	178	179	179	197

[1] As per approved annual financial statements

Hypo Real Estate Deutschland

	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
Operating performance (in € million)					
Operating revenues	99	77	85	77	83
Net interest income	90	72	68	67	76
Net commission income	-10	-3	8	-3	-3
Net trading income	0	0	0	0	0
Net income from investments	22	7	6	13	13
Balance of other operating income/expenses	-3	1	3	0	-3
Provisions for losses on loans and advances	55	30	30	30	30
General administrative expenses	31	24	26	23	25
Balance of other income/expenses	-11	0	0	0	0
Net income/loss before taxes	2	23	29	24	28
Net income/loss[1]	0	19	22	18	21
Key indicators					
Total volume of lending (in € billion)	62.2	59.2	56.7	54.9	53.6
Risk assets compliant with BIS rules (in € billion)	24.2	23.4	23.0	22.8	24.0
Core capital ratio compliant with BIS rules (in %)	8.4[2]	7.9	8.0	8.1	7.7[2]
Employees	592	560	544	534	520

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Hypo Real Estate Group
Key ratios by business segment

Key ratios in %

	HREI	WürttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
2005	35.2	27.1	30.4	34.9
2004	37.3	28.4	35.2	37.7
Return on equity after taxes[1]				
2005	13.0	11.0	4.2	7.4
2004	10.1	9.0	-0.5	4.0

[1] Excluding the effects from capitalised losses carried forward

Balance sheet figures

Total assets in € million

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
31.12.2005	33,338	38,378	86,400	-5,656	152,460
31.12.2004	23,072	34,583	91,978	-1,505	148,128

Total volume of lending in € million

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
31.12.2005	20,141	19,451	53,567	-791	92,368
31.12.2004	17,811	20,518	62,197	-1,414	99,112

Key capital ratios compliant with BIS rules

	HREI	WürttHyp	HREGe	HREG
Risk-weighted assets (in € billion)				
31.12.2005	21.2	12.4	24.0	56.3
31.12.2004	17.3	10.1	24.2	51.0
Core capital ratio[1] (in %)				
31.12.2005	8.9	6.3	7.7	7.8
31.12.2004	9.2	7.1	8.4	8.3

[1] As per approved annual financial statements and after profit distribution

Further information:
The annual report for 2005 of the Hypo Real Estate Group is available on the internet at www.hyporealestate.com.

The accounts press conference of the Hypo Real Estate Group will be held today, at 10.00 hours, on the premises of Hypo Real Estate Holding AG, Unsöldstraße 2, 80538 Munich.